1290 Avenue of the Americas

New York, NY 10104

Shane Daly

Vice President and

Associate General Counsel

212-314-3912(Tel.)

212-707-1791(Fax)

December 8, 2014

VIA EDGAR

Elisabeth Bentzinger, Esquire

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Correspondence filing related to AXA Equitable’s Post-Effective Amendment No. 7 to Form N-4 Registration Statement

File Nos. 333-178750 and 811-22651

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the staff’s comments on the N-4 Amendment filed by AXA Equitable Life Insurance Company (“the Company”) on October 16, 2014, as provided by telephone on November 24, 2014. The Registrant is Separate Account No. 70 of AXA Equitable Life Insurance Company.

We intend to file a post-effective amendment to the above-referenced Registration Statement to incorporate these changes and to include the consent of our independent registered public accounting firm. In addition to the changes made to the prospectus in response to the Staff’s comments, we have made additional changes, which are reflected in tracked changes.

We first set forth each specific staff comment and then provide our response.

1.	Please provide a Tandy representation with the response letter.

Response: We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and statement of additional information for the above-referenced Registration Statement. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to this filing. Further, we acknowledge that the Registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the Registrant or that the filing became automatically effective thereafter.

2.	Front Cover Page - In the second paragraph, please also reference the earnings enhancements that is credited to the account value

Response: We made the requested change.

3.	Front Cover Page - In the fourth paragraph, for clarity, please consider revising the language that is bolded in that section.

Response: The bolded disclosure on page 1 of the prospectus was in response to prior Staff comments on November 13, 2009. We believe the disclosure as written is necessary in order to adequately describe the potential effects of the Company’s reservation of these rights. We respectfully decline this comment.

4.	Front Cover Page - The table of Variable investment options has footnotes categorizing the “All Asset Portfolios” and the “AXA Strategic Allocations Portfolios”, which have asterisks. Do these terms need to be defined since these terms are nowhere discussed in the prospectus and could be confusing.

Response: The footnotes and asterisks to these Portfolios have been removed.

5.	Cover Page 2 - Please consider revising or removing the language that is bolded in the last paragraph on page 2 of the prospectus, since it appears to be redundant or repetitive of the bolded language referred to above in
Comment 3. [Is it necessary to have it here.

Response: The bolded disclosure on page 2 of the prospectus was in response to prior Staff comments on November 13, 2009. We believe it is appropriate to keep this disclosure as stated and respectfully decline this comment.

6.	“Definition of key terms” - In the section under the term “Excess withdrawal”, in the revised language, please also include in the definition any withdrawals taken prior to age 70 1⁄2 are considered an Excess withdrawal.

Response: We made the requested change.

7.	“Definition of key terms” - In the section under term “Lifetime GMIB payments”, please consider whether the disclosure “(iii) your contract’s maturity date” should be removed. [Comment: It is removed in other sections of the prospectus].

Response: We deleted the reference to that particular disclosure for Lifetime GMIB payments.

8.	“Definition of key terms”- The section under term “RMD Wealth Guard death benefit”, please place term in alphabetical order.

Response: We made the requested change.

9.	“Definition of key terms” – In the section under term “RMD Wealth Guard death benefit”, please clarify that the death benefit is applicable only to the Protected Benefit account value rather than to RMD withdrawals from the Protected benefit account value. The death benefit will be paid if no RMD withdrawals are taken.

Response: We made the requested changes and made additional changes for clarity.

10.	“Definition of key terms” – In the section under term “RMD Wealth Guard death benefit”, please consider simplifying the definition for the following reasons:

a.	The concept of death benefit base is not really explained.

b.	The value of the death benefit base does not talk about subsequent contributions.

c.	The amounts of the DCA program.

d.	The deductions for certain withdrawals.

Please consider revising and stating what the RMD Wealth Guard death benefit is and that it has certain conditions.

Response: We made the requested changes and made additional changes for clarity.

11.	“Access to your money” (page 13) - Please disclose that the income referred to here may be subject to withdrawal charges.

Response: We made the requested change.

12.	“Fee table” (page 17) - Please explain why the information to certain fees and expenses and footnote (13) are in brackets. It gives the impression that expenses are changing.

Response: The brackets were used as a place holder for the information to be populated. We have revised the brackets to reflect the Portfolios representing the highest and lowest total annual operating expenses.

13.	“Condensed financial information” (page 18) - Pursuant to Item 4 of Form N-4, the condensed financial information must be provided for each class of accumulation units derived from contracts offered by means of this prospectus. Please explain supplementally how the three classes of accumulation units for this new version of the contract are not already in existence. [Because the separate account expenses are not changing.]

Response: We have included the applicable condensed financial information.

14.	“Contract features and benefits” (page 40) - In the first paragraph please consider adding back the last sentence, which reads “The GMIB cannot be added to your contract later if you decide to opt out”.

Response: We have revised the disclosure to reflect that the GMIB cannot be added at a later date if the contract owner did not elect the benefit at issue.

15.	“Contract features and benefits” (page 43) - Please expand the concept of the “Lock-in Rate”. [Tie in what is the point of the lock-in rate and what the rate the contract owner will get: the annual roll-up rate or deferral rate.]

Response: We made the requested change.

16.	“Contract features and benefits” (page 43) - Please confirm and explain supplementally, how the disclosure in the “75 day rate lock-in” section complies with the “two-day/five-day” rule for variable annuities.

Response: The 75 day rate lock relates solely to setting the Roll-up rates that will apply under some of the guaranteed benefits, if elected, under the Contract. It does not impact the pricing of the any initial purchase payments made under the Contracts.

Frequently, prospective contract owners sign a contract application prior to having access to the funds they will be applying to the purchase the contract, e.g., when they are rolling over monies from another contract with a different insurance carrier. If the initial contribution is received at our processing office within 75 days of the date of the signed application and the applicable Roll-up rates are lower on the date the contract is subsequently issued than on the application date, the contract will be issued with the (higher) Roll-up rates that were in effect on the date of the signed application.

In the context of the 75 day rate lock, the “two-day/five day” clock has not started ticking, as the Company has not yet received BOTH an application and an initial purchase payment. In effect, the Company has no funds to apply.

17.	“Contract features and benefits”(page 51) - In the second paragraph under “Guaranteed minimum death benefits’, please revise that paragraph to clarify that any GMDB automatically terminates upon annuitization, which will occur no later than the annuitant reaching age 95 at maturity date.

Response: We made the requested change.

18.	“Contract features and benefits” (page 51) - In the second paragraph under “Guaranteed minimum death benefits’, please add the following:

a. If the owner elects the GMDB the period during which they can make subsequent contributions may be significantly shorter than if they did not elect it [this benefit]. Provide a cross reference to “Appendix IX”.

b. Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Provide a cross reference to section “Accessing your money”.

c. Transfers to and from the Protected Benefit account may be restricted. Provide a cross reference to section “Transferring your money among investment options”.

Response: We made the requested changes.

19.	“Contract features and benefits” (page 52) - Under the sub-heading “RMD Wealth Guard death benefit”, please briefly explain in the beginning of that section what the death benefit offers. [What is the point of the death benefit?] Please also consider discussing the refund feature in this section since it’s an attractive part of the death benefit.

Response: We made the requested changes.

20.	“Contract features and benefits” (page 53) - Under the sub-heading “RMD Wealth Guard death benefit”, please disclose when the death benefit base will be recalculated for each additional contribution, transfer and deduction.

Response: We made the requested change.

21.	“Contract features and benefits” (page 53) - Please revise the fourth bullet to clearly state which withdrawals will reduce the benefit base. Withdrawals before age 70 1⁄2 or those that that exceed the Protected Benefit account RMD limit?

Response: We made the requested change.

22.	“Contract features and benefits” (page 53) - In the first full paragraph, please explain supplementally why a contract owner would elect this death benefit rather than the “Highest anniversary death benefit”, which is less expensive, or the “Greater of death benefit”, which offers a potentially higher [death] benefit base, if a contract owner does not intend to take RMDs.

Response: The RMD Wealth Guard death benefit is only available through traditional IRA, SEP and certain QP contracts (which are frequently converted to IRAs). At age 70 1⁄2, you are required under the law to start taking withdrawals from your IRA or retirement plan account in a manner that is designed to deplete your retirement savings during your lifetime. If you choose to take these withdrawals from another retirement source, you must calculate your RMD by taking the combined account value of your retirement vehicles and divide by your life expectancy. At some point, because your RMD is based on all your retirement assets, the retirement source from which you are withdrawing will not have enough assets to cover your RMDs, and you will have to begin withdrawing from your Retirement Cornerstone contract. Accordingly, unless the contract owner dies, in which case his beneficiary will receive the death benefit, it is highly unlikely that a Retirement Cornerstone IRA contract owner who elected the RMD Wealth Guard death benefit will not begin taking RMDs at some point in time. Accordingly, it is hard to conceive of an IRA contract owner who does not intend to take RMDs from his contract.

23.	“Contract features and benefits” (page 53) - In the third full paragraph, with respect to terms the “RMD Wealth Guard death benefit withdrawal amount” and “Protected Benefit account RMD” amount”, please disclose the purpose of these terms and if they are used interchangeably, please consider eliminating one of these terms.

Response: We have revised the disclosure throughout the Prospectus to use only the term “RMD Wealth Guard withdrawal amount.” We have also clarified that withdrawals from the Protected Benefit account up to the RMD Wealth Guard withdrawal amount will not reduce the RMD Wealth Guard death benefit base.

24.	“Contract features and benefits” (page 53) - At the end of the third full paragraph, please explain or disclose the possible consequences of the Company reserving this right. For example, the owner may be required to withdraw more that is permitted under the death benefit, which would cause a pro rata reduction of the death benefit base each year.

Response: We made the requested change.

25.	“Contract features and benefits” (page 53) - The term “Excess withdrawal” is a defined term and is not referenced anywhere in this discussion. Please consider using the “Excess withdrawal” terminology here for clarity throughout the prospectus.

Response: We have revised this section, as well as other applicable sections, to include use of the defined term “Excess RMD withdrawal.”

26.	“Contract features and benefits” (page 53) - Please also disclose in this section that pro rata reductions in the death benefit base could reduce the base by substantially more than the actual amount of the withdrawal and could significantly reduce or eliminate the value of the benefit.

Response: We made the requested change.

27.	“Contract features and benefits” (page 53) - In the fifth paragraph, for clarity, please consider removing the second sentence. [Note: This section talks about negative impacts of withdrawals. What is the purpose of the sentence of discussing withdrawal service here?]

Response: We made the requested change.

28.	“Contract features and benefits” (page 53) - Please disclose that withdrawals taken up to the Protected Benefit account RMD withdrawal limit will still reduce the contract value and are subject to withdrawal charges. If that is true, and to income taxes, and whether they will count towards the free withdrawal amount.

Response: We made the requested change.

29.	“Contract features and benefits” (page 53) - In the sixth paragraph under this discussion, please consider providing a cross reference to “Accessing your money”.

Response: We made the requested change.

30.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:”, because it’s not possible for the account value to be too depleted following the owner’s death, please consider removing the phrase “or before the owner’s death” since it may be confusing to investors. This phrase may be in other sections. Please consider removing the phrase as well in the prospectus.

Response: We have not made the requested change. The account value may be depleted by the beneficiary(ies) of the contract after the owner’s death.

31.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:”, please clarify whether the refund feature is applicable if the Protected Benefit account value falls to zero due to an excess withdrawal.

Response: The refund feature is available in any instance when the Protected Benefit account value falls to zero before the owner reaches age 95 and the owner continues to have a RMD Wealth Guard death benefit base value. The introductory paragraph to the “RMD Wealth Guard Refund feature” section has been revised to clarify this point.

32.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:” with respect to the disclosure under bullet (ii), please clarify when the death benefit base amount is calculated. For example, the date when the Protected Benefit account went to zero.

Response: We made the requested change.

33.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:” with respect to the disclosure under bullet (ii), please also clarify whether non RMD withdrawals would also reduce the death benefit base calculation. [before it went to zero.]

Response: RMD withdrawals before the Protected Benefit account value went to zero were already accounted for and therefore do not reduce the RMD Wealth Guard death benefit base calculation disclosed under bullet (ii). Non-RMD withdrawals (e.g., withdrawals from the Protected Benefit account before the calendar year in which the owner turns age 70 1⁄2, or withdrawals in excess of the RMD withdrawal limit) will reduce the RMD Wealth Guard death benefit base on a pro rata basis as discussed in the fourth and fifth paragraphs on page 53.

34.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:” with respect to the disclosure under bullet (iv), please clarify what the term “modal” means.

Response: We made the requested change.

35.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:”, please explain in the paragraph following bullets (i) – (iv) that payments are made until age 95.

Response: We made the requested change.

36.	“Contract features and benefits” on page 54 - Under the discussion “RMD Wealth Guard Refund feature”, please define QPDC.

Response: We made the requested change under the section “Definitions of key terms”.

37.	“Contract features and benefits” (page 54) - Under the sub-heading “RMD Wealth Guard Refund feature:”, please disclose that the owner must drop this death benefit if the owner wants to convert to a Roth IRA.

Response: We made the requested change.

38.	“Contract features and benefits” (page 54) - Please cross reference this section to the Example in the Appendix of RMD.

Response: Additional cross-references have been added.

39.	“Contract features and benefits” (page 58) - Under the heading “How withdrawals affect your Guaranteed benefits”, please consider using the “Excess withdrawals” terminology here in this section to be clear.

Response: Disclosure regarding how withdrawals affect the RMD Wealth Guard death benefit base has been added for clarity. We have also added the definition “Excess RMD withdrawals” to the Definitions of key terms section and have used that definition to provide further clarity. We have not made additional changes regarding the use of the term “excess withdrawal” as the term is defined only in connection with the GMIB and we believe the current disclosure is sufficient.

40.	“Contract features and benefits” (page 58) - Under the heading “How withdrawals affect your Guaranteed benefits, please clarify whether the bolded language is true for the RMD death benefit, particularly if the withdrawal is a RMD withdrawal and if this is true, please disclose in the death benefit discussion.

Response: The bolded disclosure relates only to “Excess withdrawals” in connection with the GMIB which is not available together with the RMD Wealth Guard death benefit. Disclosure has been added in response to comment #39 to the end of the section to provide clarity on how withdrawals affect the RMD Wealth Guard death benefit base.

41.	“Contract features and benefits” (page 59) - Under the sub-heading “How withdrawals affect your Guaranteed benefits”, please provide cross reference to the specific death benefit discussion at the end of the last paragraph in that section.

Response: We made the requested change.

42.	“Contract features and benefits” (page 59) - Under the heading “Pre-Funding Drop or Change”, please consider removing the added reference to RMD Wealth Guard death benefit since it is a GMDB. It suggests that it is not a guaranteed death benefit since it’s separately referenced.

Response: We made the requested change.

43.	“Contract features and benefits” (page 61) - Under the heading “Your right to cancel within a certain number of days”, please explain supplementally how refunding contributions rather than the “Greater of” contributions or an account value satisfies section 27(i)(2)(a) requirement that the contribution be a redeemable security.

Response: Please note that we have responded previously to this comment, as the Company’s so-called “free look” provision is operationally consistent across all its variable annuity contracts, e.g., see Correspondence filings, dated July 16 and August 27, 2007, re: AXA Equitable Life Insurance Company, Separate Account No. 49 - Emblem Variable Annuity Contract, Initial Registration Statement, filed on Form N-4, Files Nos. 811-07659 and 333-142414. Those comments resulted in the disclosure we have in place. In part, we reiterate our prior response(s) below. In addition, since that time, we have slightly modified this section – namely the final paragraph related to alternatively surrendering your contract – pursuant to additional staff comments.

The disclosure you reference relates to a contract owner’s right under state law to cancel the contract within a certain number of days. The section notes that this additional right is available “[i]f for any reason you are not satisfied with your contract” and the owner wants to “exercise this cancellation right.” The prospectus first describes the calculation procedure applicable in most states: “Generally, your refund will equal your account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract.” That amount would be calculated as of the date the Company receives in good order the free-look request. Therefore, the amount is calculated consistent with Rule 22c-1. Any payment by the Company of a free-look amount involving the variable investment options would be paid within seven days after receipt of the request in good order, consistent with the requirement of Section 22(e).

The prospectus goes on to state: “Some states require that we refund the full amount of your contribution (not reflecting any investment gain or loss).” For example, Massachusetts law provides for a free-look right that requires return of premium. See Mass. Gen. Laws Ann., chapter 175, section 187H (“owner of the policy shall be permitted to cancel said policy . . . [and] any premium paid shall be refunded and the policy shall be deemed void from the beginning”). In those states, the right of cancellation calls for the return of premium payment, whether or not there has been positive or negative investment performance during the period of time prior to the cancellation.

Consistent with those state laws, the Company provides the full premium amount, without any adjustment for performance, as specifically stated in the prospectus. The exercise of this state law right of cancellation is a right in addition to, and not in place of, the right under the contract, consistent with Rule 22c-1 and Section 22(e), to request a partial withdrawal or full surrender of the contract at any time. Withdrawals and surrenders are covered in detail in the prospectus under the section entitled “Accessing your money.” In particular, page 74 notes that a contract owner may surrender the contract to receive its cash value at any time, and that cash value will be determined on the date the Company receives the required information. The surrender of a contract, which is different than canceling a contract, provides the full surrender value of the contract, consistent with the requirements of Section 22(e) and the definition of a “redeemable security” in
Section 2(a)(32). Page 74 specifically notes that withdrawal and surrender payments will be made in accordance with the seven day rule of Section 22(e). We believe that the Company’s obligation to provide a redeemable security is provided by the right to surrender the contract (or make partial withdrawals), and the free-look cancellation right is in addition to and not a substitute for that surrender right.

In this regard, the Company believes there is a fundamental difference between the surrender of a contract and the exercise of a free-look right, which generally treats the contract as never having been issued. Notably, there are important tax differences between the exercise of a free-look right and a surrender. For example, if AXA Equitable issues a contract in connection with a 1035 exchange from another company (“Company A”), and the contract owner subsequently exercises his or her free-look right, AXA Equitable will send a check back to Company A payable to Company A for the benefit of the contract owner. The check is not sent to the owner. This procedure permits Company A to perform a reversal of the 1035 exchange and return the contract owner to the initial contract from Company A. This approach is consistent with the free-look cancellation, which is designed to treat the purchase as if it had never occurred. A surrender, on the other hand, is a much different transaction: if that same contract owner submitted a surrender request, the check would be sent to the contract owner payable to the contract owner. That surrender would trigger tax consequences based not only on the gains under the AXA Equitable contract but also under the Company A contract.

We also note that the free-look right is one created by state law, not federal law. Each state makes a policy decision as to the appropriate payment upon exercise of the cancellation right. A return-of-premium law is one such policy choice. It provides customers with the ability to get their money back if they so choose after receiving the full contract form. The legislatures in those states could have specifically required that the company return the greater of premium or surrender on account value, but they did not, perhaps based on a policy decision not to give the customers the benefit of an increase without the burden of any decrease. In any case, the required return represents a policy decision by the state, and is not one that should be revised without a specific federal or state mandate to do so.

We also note that the free-look right is one created by state law, not federal law. Each state makes a policy decision as to the appropriate payment upon exercise of the cancellation right. A return-of-premium law is one such policy choice. It provides customers with the ability to get their money back if they so choose after receiving the full contract form. The legislatures in those states could have specifically required that the company return the greater of premium or surrender on account value, but they did not, perhaps based on a policy decision not to give the customers the benefit of an increase without the burden of any decrease. In any case, the required return represents a policy decision by the state, and is not one that should be revised without a specific federal or state mandate to do so.

Finally, but just as importantly, we note that this issue is highly unlikely to have any practical effect on the Contracts covered by this Registration Statement. In particular, the lowest first year withdrawal charge offered by any Contract is 7%. Therefore, the contract value would have to increase by more than 7% during the free-look period, typically a rather brief time period, for the cash value to be greater than the return of premium amount.

44.	“Determining your contract’s value”(page 62) - Under the heading “Effect of your account values falling to zero” in the third bullet, please consider adding the word “base” at the end of the following phrase “… until we have returned the value of the RMD Wealth Guard death benefit …”

Response: We have added the word “base,” as indicated.

45.	“Transferring your money among investment options” (page 64) - Under the heading “Transferring your account value” in the third bullet, please clarify the latest date when an owner can make those transfers. Is it age 70 or is it the first RMD withdrawal or the earlier of the two? [Is it age 70 since they would never get to the first RMD withdrawal?]

Response: We have revised the discussion to indicate that such transfers can be made at any time prior to your 71st birthday or your first RMD withdrawal, whichever is earlier.

46.	“Accessing your money” (page 72) - Under the heading “Lifetime required minimum distribution withdrawals” in the second paragraph, please explain supplementally why the RMD Wealth Guard death benefit is available with QP contracts. If you intend the RMD death benefit to be offered with those contracts in that manner, please prominently disclose in the Death benefit section that RMD withdrawals will reduce their [QP contract owners’] benefit base. Disclose this in the Death benefit section and explain why they should consider buying it.

Response: The RMD Wealth Guard death benefit is available with certain QP contracts because QP participants, upon separation from service, frequently take their available distribution and roll it over to an otherwise identical IRA contract. Upon such rollover, the participant/now contract owner is able to carry the RMD Wealth Guard death benefit with him, and begin taking RMDs.

We added the noted disclosure to the RMD Wealth Guard death benefit section.

47.	“Accessing your money” (page 73) - Under the sub-heading “RMDs for contracts with the RMD Wealth Guard death benefit”, please amend this section if the new death benefit is available to QP contracts. [It only mentions it’s only available for Traditional IRA and SEP IRA]

Response: We have amended the heading to clarify that the section applies to only Traditional IRA and SEP contracts that have the Wealth Guard death benefit, as opposed to all contracts with the RMD Wealth Guard death benefit.

The new death benefit is available under QPDC contracts; however, this section is discussing our RMD Wealth Guard Withdrawal service, which is not available under QP contracts, as noted in the final paragraph of this section.

48.	“Accessing your money” (page 73) - Under the sub-heading “RMDs for contracts with the RMD Wealth Guard death benefit”, please explain supplementally why an owner who presumably elects this death benefit because of the need to take RMDs, should consider annuitization.

Response: At the point a contract owner is poised to take his RMDs, his income needs might be more important than his death benefit needs. Accordingly, if annuitizing his contract would result in higher income than taking RMDs, he should consider that option.

49.	“Accessing your money” (page 73) - Under the sub-heading “RMDs for contracts with the RMD Wealth Guard death benefit”, please disclose in this section whether a withdrawal charge applies to payments under the automatic RMD withdrawal service. Please also provide a cross reference to the RMD Wealth Guard death benefit.

Response: The requested “withdrawal charge” disclosure is already contained in the first paragraph of this section, which is somewhat lengthy. To enhance clarity, we have inserted a paragraph break. We have also included the requested cross-reference.

50.	“Accessing your money” (page 74) - Under the heading “Withdrawals treated as surrenders”, please clarify under the first bullet that this RMD Wealth Guard death benefit may not terminate do to the refund feature.

Response: We have revised this section to clarify that the RMD Wealth Guard death benefit may not terminate.

51.	“Accessing your money” (page 74) - Under the heading “Withdrawals treated as surrenders, please disclose that advance notice is provided to contract owners to allow them to make additional contributions to avoid contract termination.

Response: We do not currently provide any such notice. Accordingly, we have not included the requested disclosure.

52.	“Charges and expenses”(page 80) - Under the sub-heading “Guaranteed minimum income benefit charge, in the second paragraph [second sentence], please clarify that the RMD Wealth Guard death benefit may not terminate due to the refund feature.

Response: We have not revised this section, as the following sentence is currently in that paragraph (see bold):

If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value” earlier in this Prospectus.

In the cross-referenced section, both the GMIB and RMD Wealth Guard death benefits exceptions are discussed.

53.	“Appendix VII” (page VII-4) - Please consider adding a subheading to the new Example that was added.

Response: We have made the requested change and we have adjusted the formatting to ensure that it better stands-out.

54.	“Appendix VII” (page VII-5) - Under the discussion “Contract years 1-5” for number 2, please clarify that the withdrawal is an Excess withdrawal because it was taken before age 70 1⁄2 and that is why the RMD Wealth Guard death benefit base is reduced proportionately.

Response: We made the requested change.

55.	“Appendix VII” (page VII-5) - Under the discussion “Contract years 1-5” for number 2, in the discussion “For Example” for clarity please remove the impact of prior market performance in the example. [The 1% drop in the market makes it more confusing and is not relevant]. Also prominently disclose that the benefit base was reduced by more than the amount of the withdrawal.

Response: We have left in the 1% drop in market, as it results in the account value being less than the benefit base. This allows us to demonstrate how an Excess RMD withdrawal can reduce the benefit base by more than the dollar amount of the withdrawal. We have added prominent disclosure regarding the fact that the reduction in the benefit base exceeded the dollar amount of the withdrawal.

56.	“Appendix VII” (page VII-5) - Under the discussion “Contract years 1-5” in “Alternative #1: Contract year 6 (Owner withdraws RMD withdrawal amount)” under number 3, please clarify that the RMD withdrawal is not an Excess withdrawal because it’s within the Protected Benefit account RMD withdrawal limit and disclose what that is in the example.

Response: We have revised the discussion to clarify that the withdrawal was not an Excess RMD withdrawal, and we have clarified the example.

57.	“Appendix VIII” (page VIII-5 and VII-6) - Please confirm that Appendix VIII reflects the new transfer points throughout this Appendix. In the first paragraph in Appendix VIII pageVIII-6, which starts with “For example” it references transfer points 18% and 20% and should reflect changes to 27% and 30%, respectively.

Response: We have reviewed and revised this section to ensure that all transfer points are accurately disclosed.

Very truly yours,

/s/ Shane Daly
Shane Daly

cc:	Christopher E. Palmer, Esq.

Goodwin Procter LLP

Retirement Cornerstone(R) Series 15.0

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED DECEMBER 31, 2014

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS
IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY
OTHER ACTION UNDER YOUR CONTRACT. THIS PROSPECTUS SUPERCEDES ALL PRIOR
PROSPECTUSES AND SUPPLEMENTS. YOU SHOULD READ THE PROSPECTUSES FOR EACH TRUST,
WHICH CONTAIN IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(R) SERIES 15.0?

The Retirement Cornerstone(R) Series 15.0 (the "Retirement Cornerstone(R)
Series") are deferred annuity contracts issued by AXA EQUITABLE LIFE INSURANCE
COMPANY. This series consists of Retirement Cornerstone(R) Series B ("Series
B"), Retirement Cornerstone(R) Series CP(R) ("Series CP(R)") and Retirement
Cornerstone(R) Series L ("Series L"). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging
(together, the "Special DCA programs")./(+)/

For Series CP(R) contracts, we allocate credits and, under certain circumstances, the Earnings bonus to your Total account value. Under the Series
CP(R) contracts, a portion of the withdrawal charge and contract fee are used to recover the cost of providing the Credit. The charge associated with the
Credit may, over time, exceed the sum of the Credit and related earnings.
Expenses for a contract with a Credit may be higher than expenses for a contract without a Credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this
Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see
Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. WE RESERVE
THE RIGHT TO DISCONTINUE ACCEPTANCE OF ANY APPLICATION OR CONTRIBUTION FROM YOU
AT ANY TIME, INCLUDING AFTER YOU PURCHASE THE CONTRACT. IF YOU HAVE ONE OR MORE
GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF,
AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR
CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE
INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED
BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE
PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO
FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY
FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT
ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR
PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR
GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

In order to fund certain benefits, you must select specified investment options. The specified investment options are made available under a portion of the contract that we refer to as the Protected Benefit account. Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the
Protected Benefit account variable investment options will fund your Guaranteed benefits. See "What are your investment options under the contract?" and
"Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

If you have the Guaranteed minimum income benefit (''GMIB"), you are required to participate in the asset transfer program (''ATP''). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra
Conservative Strategy investment option and the other Protected Benefit account variable investment options. For more information, see ''Asset transfer program
(''ATP'')'' in ''Contract features and benefits'' later in this Prospectus.

TYPES OF CONTRACTS.  We offer the contracts for use as:
..   A nonqualified annuity ("NQ") for after-tax contributions only.
..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.
..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).
..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefit; transfer contributions only).
..   An employer-funded traditional IRA for a simplified employee pension plan
    ("SEP") sponsored by the contract owner's employer.

Not all types of contracts are available with each version of the Retirement
Cornerstone(R) Series contracts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

The optional Guaranteed benefits under the contract include: (i) the Guaranteed minimum income benefit ("GMIB"), (ii) the Return of

-------------
(+)The account for special dollar cost averaging is only available with Series
   B and Series L contracts. The account for special money market dollar cost averaging is only available with Series CP(R) contracts.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK
GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                      (RC 15.0)
                                                                        #785294

Principal death benefit; (iii) the Highest Anniversary Value death benefit;
(iv) the RMD Wealth Guard death benefit; and (v) the "Greater of" death benefit
(collectively, the "Guaranteed benefits").

The registration statement relating to this offering has been filed with the
Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated December 31, 2014, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling
1-800-789-7771. The SAI is incorporated by this reference into this Prospectus.
This Prospectus and the SAI can also be obtained from the SEC's website at
www.sec.gov. The table of contents for the SAI appears at the back of this
Prospectus.

Our variable investment options are subaccounts offered through Separate
Account No. 70. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the
"Trusts"). Below is a complete list of the variable investment options:

-----------------------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
-----------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                          . Invesco V.I. Global Real Estate
.. AXA Moderate Allocation                       . Invesco V.I. High Yield
.. Charter/SM/ Alternative 100 Moderate          . Invesco V.I. International Growth
.. Charter/SM/ International Moderate            . Invesco V.I. Mid Cap Core Equity
.. Charter/SM/ Moderate                          . Invesco V.I. Small Cap Equity
.. Charter/SM/ Moderate Growth                    ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES
.. Charter/SM/ Real Assets                        FUND, INC. -- CLASS B
.. Charter /SM/ Small Cap Value                  . AllianceBernstein VPS International Growth
 EQ ADVISORS TRUST                               AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. --
.. All Asset Aggressive - Alt 25                  CLASS II
.. All Asset Growth - Alt 20                     . American Century VP Mid Cap Value
.. All Asset Moderate Growth - Alt 15             AMERICAN FUNDS INSURANCE SERIES(R)
.. AXA Aggressive Strategy/(1)/                  . American Funds Insurance Series(R) Bond
.. AXA Balanced Strategy/(1)/                      Fund/SM/
.. AXA Conservative Growth Strategy/(1)/         . American Funds Insurance Series(R) Global
.. AXA Conservative Strategy/(1)/                  Small Capitalization Fund/SM/
.. AXA Growth Strategy/(1)/                      . American Funds Insurance Series(R) New World
.. AXA Moderate Growth Strategy/(1)/               Fund(R)
.. AXA Ultra Conservative Strategy/(1)(2)/        BLACKROCK VARIABLE SERIES FUNDS, INC. --
.. AXA International Core Managed Volatility      CLASS III
.. AXA Large Cap Value Managed Volatility        . BlackRock Global Allocation V.I. Fund
.. AXA Mid Cap Value Managed Volatility          . BlackRock Large Cap Growth V.I. Fund
.. EQ/AllianceBernstein Dynamic Wealth            EATON VANCE VARIABLE TRUST
  Strategies/(1)/                               . Eaton Vance VT Floating-Rate Income
.. EQ/AllianceBernstein Small Cap Growth          FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUND
.. AXA/Loomis Sayles Growth                       -- SERVICE CLASS 2
.. EQ/BlackRock Basic Value Equity               . Fidelity(R) VIP Contrafund(R)
.. EQ/Boston Advisors Equity Income              . Fidelity(R) VIP Mid Cap
.. EQ/Common Stock Index                         . Fidelity(R) VIP Strategic Income
.. EQ/Core Bond Index                             FIRST TRUST VARIABLE INSURANCE TRUST
.. EQ/Emerging Markets Equity PLUS               . First Trust/Dow Jones Dividend & Income
.. EQ/Equity 500 Index                             Allocation
.. EQ/GAMCO Mergers and Acquisitions             . First Trust Multi Income Allocation
.. EQ/GAMCO Small Company Value                   FRANKLIN TEMPLETON VARIABLE INSURANCE
.. EQ/High Yield Bond                             PRODUCTS TRUST -- CLASS 2
.. EQ/Intermediate Government Bond               . Franklin Founding Funds Allocation VIP
.. EQ/International Equity Index                 . Franklin Income VIP
.. EQ/Invesco Comstock                           . Franklin Rising Dividends VIP
.. EQ/Large Cap Growth Index                     . Franklin Strategic Income VIP
.. EQ/Large Cap Value Index                      . Templeton Developing Markets VIP
.. EQ/MFS International Growth                   . Templeton Global Bond VIP
.. EQ/Mid Cap Index                               GOLDMAN SACHS VARIABLE INSURANCE TRUST --
.. EQ/Money Market                                SERVICE SHARES
.. EQ/Morgan Stanley Mid Cap Growth              . Goldman Sachs VIT Mid Cap Value
.. EQ/Natural Resources PLUS
.. EQ/Oppenheimer Global
.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Real Estate PLUS
.. EQ/Small Company Index
.. EQ/T. Rowe Price Growth Stock
.. Multimanager Aggressive Equity
.. Multimanager Mid Cap Growth
.. Multimanager Mid Cap Value
.. Multimanager Technology
 AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE FUNDS) -- SERIES II
.. Invesco V.I. Diversified
  Dividend
.. Invesco V.I. Equity and Income Fund
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
-----------------------------------------------------------------------------------------------
 HARTFORD -- CLASS IC SHARES                    . MFS(R) Investors Trust Series
.. Hartford Capital Appreciation HLS             . MFS(R) Utilities Series
.. Hartford Growth Opportunities HLS              NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST --
 IVY FUNDS VARIABLE INSURANCE PORTFOLIOS         S CLASS SHARES
.. Ivy Funds VIP Asset Strategy                  . Neuberger Berman Absolute Return
.. Ivy Funds VIP Dividend Opportunities            Multi-Manager
.. Ivy Funds VIP Energy                          . Neuberger Berman International Equity/(5)/
.. Ivy Funds VIP Global Natural Resources         NORTHERN LIGHTS VARIABLE TRUST
.. Ivy Funds VIP High Income                     . 7Twelve/TM/ Balanced Portfolio
.. Ivy Funds VIP Mid Cap Growth                   PIMCO VARIABLE INSURANCE TRUST -- ADVISOR
.. Ivy Funds VIP Science and Technology           CLASS
.. Ivy Funds VIP Small Cap Growth                . PIMCO CommodityRealReturn(R) Strategy
 LAZARD RETIREMENT SERIES, INC. -- SERVICE      . PIMCO Real Return
 SHARES                                         . PIMCO Total Return
.. Lazard Retirement Emerging Markets Equity      PROFUNDS VP
 LEGG MASON -- SHARE CLASS II                   . ProFund VP Biotechnology
.. ClearBridge Variable Aggressive Growth         PUTNAM VARIABLE TRUST
.. ClearBridge Variable Appreciation             . Putnam VT Diversified Income
.. ClearBridge Variable Equity Income             T. ROWE PRICE EQUITY SERIES, INC.
.. ClearBridge Variable Mid Cap Core             . T.Rowe Price Health Sciences Portfolio II
.. Legg Mason BW Absolute Return Opportunities    VAN ECK VIP TRUST -- S CLASS
  VIT                                           . Van Eck VIP Global Hard Assets
.. Legg Mason Dynamic Multi-Strategy VIT
 LORD ABBETT SERIES FUND, INC. -- CLASS VC
.. Lord Abbett Bond Debenture
 MFS(R) VARIABLE INSURANCE TRUSTS -- SERVICE
 CLASS
.. MFS(R) International Value
.. MFS(R) Investors Growth Stock Series
-----------------------------------------------------------------------------------------------
(1)This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this
   Prospectus.
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS
AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS
AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT
OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS
MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTED BENEFIT
ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR
GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR
GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT
VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR
PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR
GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS. Also, we limit the number of variable investment options that you may select.

Contents of this Prospectus

--------------------------------------------------------------------------------

       Definitions of key terms                                       5
       Who is AXA Equitable?                                          8
       How to reach us                                                9
       Retirement Cornerstone(R) Series at a glance -- key features  11

       -----------------------------------------------------------------
       FEE TABLE
       -----------------------------------------------------------------

       Examples                                                      17
       Condensed financial information                               18

       -----------------------------------------------------------------
       1. CONTRACT FEATURES AND BENEFITS                             19
       -----------------------------------------------------------------
       How you can purchase and contribute to your contract          19
       Owner and annuitant requirements                              19
       How you can make your contributions                           20
       What are your investment options under the contract?          21
       Portfolios of the Trusts                                      23
       Allocating your contributions                                 34
       Dollar cost averaging                                         35
       Credits (FOR SERIES CP(R) CONTRACTS)                          38
       Annuity purchase factors                                      39
       Guaranteed minimum income benefit                             39
       Death benefit                                                 50
       Guaranteed minimum death benefits                             51
       Series CP(R) and your Guaranteed benefit bases                57
       How withdrawals affect your Guaranteed benefits               58
       Dropping or changing your Guaranteed benefits                 59
       Guaranteed benefit offers                                     59
       Inherited IRA beneficiary continuation contract               59
       Your right to cancel within a certain number of days          61

       -----------------------------------------------------------------
       2. DETERMINING YOUR CONTRACT'S VALUE                          62
       -----------------------------------------------------------------
       Your account value and cash value                             62
       Your contract's value in the variable investment options      62
       Your contract's value in the guaranteed interest option       62
       Your contract's value in the account for special dollar cost
         averaging                                                   62
       Effect of your account values falling to zero                 62

-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and
"your," we mean the person who has the right or responsibility that the
Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                          CONTENTS OF THIS PROSPECTUS

      -------------------------------------------------------------------
      3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
        OPTIONS                                                        64
      -------------------------------------------------------------------
      Transferring your account value                                  64
      Disruptive transfer activity                                     65
      Rebalancing among your Investment account variable
        investment options and guaranteed interest option              66
      Systematic transfer program                                      66

      -------------------------------------------------------------------
      4.ACCESSING YOUR MONEY                                           69
      -------------------------------------------------------------------
      Withdrawing your account value                                   69
      How withdrawals are taken from your Total account value          73
      Withdrawals treated as surrenders                                74
      Surrendering your contract to receive its cash value             74
      When to expect payments                                          74
      Your annuity payout options                                      75

      -------------------------------------------------------------------
      5. CHARGES AND EXPENSES                                          77
      -------------------------------------------------------------------
      Charges that AXA Equitable deducts                               77
      Charges that the Trusts deduct                                   81
      Group or sponsored arrangements                                  82
      Other distribution arrangements                                  82

      -------------------------------------------------------------------
      6. PAYMENT OF DEATH BENEFIT                                      83
      -------------------------------------------------------------------
      Your beneficiary and payment of benefit                          83
      Non-spousal joint owner contract continuation                    84
      Spousal continuation                                             84
      Beneficiary continuation option                                  85

      -------------------------------------------------------------------
      7. TAX INFORMATION                                               88
      -------------------------------------------------------------------
      Overview                                                         88
      Contracts that fund a retirement arrangement                     88
      Transfers among investment options                               88
      Taxation of nonqualified annuities                               88
      Individual retirement arrangements (IRAs)                        91
      Traditional individual retirement annuities (traditional IRAs)   91
      Roth individual retirement annuities (Roth IRAs)                 96
      Federal and state income tax withholding and information
        reporting                                                      99
      Special rules for contracts funding qualified plans             100
      Impact of taxes to AXA Equitable                                100

      -------------------------------------------------------------------
      8. MORE INFORMATION                                             101
      -------------------------------------------------------------------
      About Separate Account No. 70                                   101
      About the Trusts                                                101
      About the general account                                       101
      About other methods of payment                                  102
      Dates and prices at which contract events occur                 102
      About your voting rights                                        103
      Misstatement of age                                             103
      Statutory compliance                                            103
      About legal proceedings                                         104
         Financial statements                                       104
         Transfers of ownership, collateral assignments, loans and
           borrowing                                                104
         About Custodial IRAs                                       104
         How divorce may affect your Guaranteed benefits            104
         Distribution of the contracts                              105

         --------------------------------------------------------------
         APPENDICES
         --------------------------------------------------------------
          I  --  Dropping or changing your Guaranteed benefits        I-1
         II  --  Purchase considerations for QP contracts            II-1
        III  --  Guaranteed benefit base examples                   III-1
         IV  --  Hypothetical illustrations                          IV-1
          V  --  State contract availability and/or variations of
                   certain features and benefits                      V-1
         VI  --  Examples of Automatic payment plans                 VI-1
        VII  --  Examples of how withdrawals affect your
                   Guaranteed benefit bases                         VII-1
       VIII  --  Formula for asset transfer program for
                   Guaranteed minimum income benefit               VIII-1
         IX  --  Rules regarding contributions to your
                   contract                                          IX-1
          X  --  Condensed financial information                      X-1

       ------------------------------------------------------------------
       STATEMENT OF ADDITIONAL INFORMATION
         Table of contents
       ------------------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Definitions of key terms

--------------------------------------------------------------------------------

ACCOUNT VALUE PEAK -- For Series CP(R) contracts, your "Account value peak" is the sum of your total contributions, credits on eligible contributions, earnings and Earnings bonus. Your Account value peak is not a benefit base and is not reduced by withdrawals.

ANNUAL ROLL-UP AMOUNT -- The "Annual Roll-up amount" is the amount credited to your GMIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" Guaranteed minimum death benefit) if you have ever taken a withdrawal from your Protected Benefit account.

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount and the Annual Roll-up amount.

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your Protected Benefit account value without reducing your GMIB benefit base. Also, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) up to age 85. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GMIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

ASSET TRANSFER PROGRAM -- The asset transfer program (''ATP'') is a feature of the GMIB. The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP EXIT OPTION -- Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if you have the
GMIB, the ''ATP exit option'' allows you to transfer 100% of your Protected
Benefit account value from the AXA Ultra Conservative Strategy investment option to your other Protected Benefit account variable investment options without forfeiting the GMIB.

ATP TRANSFER -- A transfer between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options.

ATP YEAR -- The contract year in which the Protected Benefit account is first funded is the first ATP year. The ATP year increases by 1 each subsequent contract year and may be set back if you make a subsequent contribution or transfer to the Protected Benefit account.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program"
allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock
Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m.
Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any Guaranteed benefit charges; and (ii) any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract.
This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CREDIT -- For Series CP(R) contracts, a 3% credit is applied to eligible contributions.

CUSTOMIZED PAYMENT PLAN -- For contracts with GMIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

DEFERRAL ROLL-UP RATE -- The "Deferral Roll-up rate" is used to calculate amounts credited to your GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) if you have never taken a withdrawal from your Protected Benefit account.

EARNINGS BONUS -- For Series CP(R) contracts, an amount equal to 5% of your annual investment gains will be added to your Total account value on each contract date anniversary your Total account value is greater than your Account value peak.

EXCESS WITHDRAWAL -- For contracts with the GMIB, an "Excess withdrawal" is the portion of a withdrawal from your Protected Benefit account in excess of your
Annual withdrawal amount and all subsequent withdrawals from your Protected
Benefit account in that same contract year. An Excess withdrawal will always reduce your benefit bases on a pro rata basis. In the contract year in which you first fund your Protected Benefit account all withdrawals (except for RMD payments through our Automatic RMD service) will reduce your benefit bases on a pro rata basis, because you do not have an Annual withdrawal amount in that year.

EXCESS RMD WITHDRAWAL -- For contracts with the RMD Wealth Guard death benefit an "Excess RMD withdrawal" is the portion of a withdrawal from your Protected
Benefit account in excess of your RMD Wealth Guard withdrawal amount for the

                           DEFINITIONS OF KEY TERMS

calendar year. Any withdrawals taken before the year in which you turn age
70 1/2 are treated as Excess RMD withdrawals. Excess RMD withdrawals will reduce your RMD Wealth Guard death benefit base on pro rata basis.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund.
This is your "Free look" right under the contract.

GMIB BENEFIT BASE -- The GMIB benefit base is an amount used to determine your
Annual withdrawal amount and your Lifetime GMIB payments. Your GMIB benefit base is created and increased by allocations and transfers to your Protected
Benefit account. The GMIB benefit base is not an account value or cash value.
The GMIB benefit base is also used to calculate the charge for the GMIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money
Market variable investment option to the Investment account variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional
Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the
Highest Anniversary Value benefit base. There is an additional charge for the
"Greater of" death benefit under the contract.

GUARANTEED MINIMUM INCOME BENEFIT ("GMIB") -- The GMIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or
"Lifetime GMIB payments". The GMIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GMIB payments that do not reduce your
GMIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GMIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional Guaranteed minimum death benefit in connection with your Protected Benefit account value only. The death benefit is calculated using the highest value of your Protected Benefit account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT ACCOUNT VALUE -- The "Investment account value" is the total value in: (i) the Investment account variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in a Special DCA program that are designated for future transfers to the Investment account variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment account variable investment options. There are two options under the program --
the Fixed dollar option and the Interest sweep option.

IRA -- An individual retirement arrangement, including both an individual retirement account and an individual retirement annuity contract, whether traditional IRA or Roth IRA.

IRS -- Internal Revenue Service

LIFETIME GMIB PAYMENTS -- For contracts with the GMIB, "Lifetime GMIB payments"
are generally annual lifetime payments which are calculated by applying your
GMIB benefit base, less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. Lifetime GMIB payments will begin at the earliest of: (i) the next contract year following the date your Protected
Benefit account value falls to zero (provided the no lapse guarantee is in effect); (ii) the contract date anniversary following your 95th birthday; or
(iii) your election to exercise the GMIB.

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GMIB, our "Maximum payment plan"
allows you to request your Annual withdrawal amount as scheduled payments.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PROTECTED BENEFIT ACCOUNT VALUE -- The "Protected Benefit account value" is the total value in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

QPDC CONTRACT -- An annuity contract that is an investment vehicle for a qualified defined contribution plan.

RMD WEALTH GUARD DEATH BENEFIT -- The RMD Wealth Guard death benefit is an optional Guaranteed minimum death benefit in connection with the Protected
Benefit account value only. The RMD Wealth Guard death benefit base is created and increased by allocations and any transfers to the Protected Benefit account. Thereafter, the death benefit base may reset using the higher value of your death benefit base or Protected Benefit account on your contract date anniversary. The RMD Wealth Guard death benefit base is no longer eligible for a reset the earlier of the contract date anniversary following your first RMD withdrawal from the Protected Benefit account and the contract date anniversary following your 85th birthday. The RMD Wealth Guard death benefit also allows you to take certain withdrawals beginning from the calendar year in which you turn age 70 1/2 that do not reduce your RMD Wealth Guard death benefit base.
The RMD Wealth Guard death benefit base is not an account value or cash value.
There is an additional charge for the RMD Wealth Guard death benefit under the contract. The RMD Wealth Guard death benefit base is also used to calculate the charge for this benefit.

RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is a death benefit in connection with your Protected Benefit account value only.
The benefit is calculated using the amounts of contributions and transfers to the Protected Benefit account, adjusted for withdrawals. There is no additional charge for this death benefit.

ROLL-UP TO AGE 85 BENEFIT BASE -- The "Roll-up to age 85 benefit base" is used only in connection with the "Greater of" death benefit. It is equal to your initial contribution and any subsequent contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program; plus any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable

                           DEFINITIONS OF KEY TERMS

investment options; plus any amounts transferred to the Protected Benefit account variable investment options; less a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus any
"Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

SAI -- Statement of Additional Information

SEC -- Securities and Exchange Commission

SEP IRA -- A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner's employer.

SPECIAL DCA PROGRAMS -- We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and special money market dollar cost averaging program.

..   SPECIAL DOLLAR COST AVERAGING -- Our "Special dollar cost averaging program" allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

..   SPECIAL MONEY MARKET DOLLAR COST AVERAGING -- Our "Special money market dollar cost averaging program" allows for systematic transfers of amounts in the account for special money market dollar cost averaging into the
    Protected Benefit account variable investment options, the Investment account variable investment options and the Guaranteed interest option.

SYSTEMATIC TRANSFER PROGRAM -- Our "Systematic transfer program" is a program that allows you to have amounts in the Investment account variable investment options and the Guaranteed interest option automatically transferred to your
Protected Benefit account variable investment options.

TOTAL ACCOUNT VALUE -- Your "Total account value" is the total of (i) your
Protected Benefit account value and (ii) your Investment account value.
We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
Total account value                    Annuity Account Value

Unit                                   Accumulation Unit

Guaranteed minimum death benefit       Guaranteed death benefit

Protected Benefit account variable     Protected Benefit account
investment options and contributions
to a Special DCA program designated
for future transfers to the Protected
Benefit account variable investment
options

Investment account variable            Investment account
investment options, the guaranteed
interest option and contributions to
a Special DCA program designated for
future transfers to the Investment
account variable investment options
-----------------------------------------------------------------------------

                           DEFINITIONS OF KEY TERMS

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA
Equitable Life Insurance Company is an indirect wholly owned subsidiary of AXA
Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A.
("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA
Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately
$552.3 billion in assets as of December 31, 2013. For more than 150 years AXA
Equitable has been among the largest insurance companies in the United States.
We are licensed to sell life insurance and annuities in all fifty states, the
District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   written confirmation of financial transactions and certain non-financial transactions;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year.
--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND ONLINE ACCOUNT ACCESS SYSTEMS:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

..   your current Total account value, Protected Benefit account value, and
    Investment account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and

..   performance information regarding the variable investment options (not available through TOPS).

You can also:

..   change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

..   elect to receive certain contract statements electronically;

..   enroll in, modify or cancel a rebalancing program of your Investment account value (through Online Account Access only) (when available);

..   request a quote of your Annual withdrawal amount (through Online Account
    Access) (when available);

..   change your address (not available through TOPS);

..   change your TOPS personal identification number ("PIN") (through TOPS only)
    and your Online Account Access password (through Online Account Access only); and

..   access Frequently Asked Questions and Service Forms (not available through
    TOPS).

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may access Online Account Access by visiting our website at www.axa.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See
"Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.

                             WHO IS AXA EQUITABLE?

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE
PROVIDE FOR THAT PURPOSE:

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)election of the automatic investment program;

(4)tax withholding elections (see withdrawal request form);

(5)election of the Beneficiary continuation option;

(6)IRA contribution recharacterizations;

(7)Section 1035 exchanges;

(8)direct transfers and specified direct rollovers;

(9)election of the ATP exit option;

(10)exercise of the GMIB or election of an annuity payout option;

(11)requests to reset your GMIB benefit base and your Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit) by electing one of the following: one-time reset option, automatic annual reset program or automatic customized reset program;

(12)death claims;

(13)change in ownership (NQ only, if available under your contract);

(14)purchase by, or change of ownership to, a non-natural owner;

(15)requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed minimum income benefit;

(16)requests to drop or change your Guaranteed benefits;

(17)requests to collaterally assign your NQ contract;

(18)requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems);

(19)requests to enroll in or cancel the Systematic transfer program;

(20)transfers into and among investment options; and

(21)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES
OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender;

(3)general dollar cost averaging;

(4)special dollar cost averaging (if available);

(5)special money market dollar cost averaging (if available); and

(6)Investment simplifier.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION
GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)automatic investment program;

(2)general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)special dollar cost averaging (if available);

(4)special money market dollar cost averaging (if available);

(5)substantially equal withdrawals;

(6)systematic withdrawals;

(7)the date annuity payments are to begin; and

(8)RMD payments from inherited IRAs.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT
LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)automatic annual reset program; and

(2)automatic customized reset program.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

SIGNATURES:

The proper person to sign forms, notices and requests is normally the owner. If there are joint owners, both must sign.

                             WHO IS AXA EQUITABLE?

Retirement Cornerstone(R) Series at a glance -- key features

--------------------------------------------------------------------------------

THREE CONTRACT SERIES  This Prospectus describes three series of the Retirement
                       Cornerstone(R) contract -- Series B, Series CP(R) and
                       Series L, (together "the Retirement Cornerstone(R)
                       Series"). Each series provides for the accumulation of
                       retirement savings and income, offers income and death
                       benefit protection, and offers various payout options.
                       Also, each series offers the Guaranteed minimum income
                       benefit and Guaranteed minimum death benefits.

                       Each series provides a different charge structure. For
                       details, please see the summary of the contract features
                       below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                       Each series is subject to different contribution rules,
                       which are described in "Contribution amounts" later in this section and in "Rules regarding contributions to your
                       contract" in "Appendix IX" later in this Prospectus.

                       The chart below shows the availability of key features
                       under each series of the contract.

                                             SERIES B  SERIES CP(R)  SERIES L
 -----------------------------------------------------------------------------
 Special dollar cost averaging                 Yes         No          Yes
 -----------------------------------------------------------------------------
 Special money market dollar cost averaging    No          Yes         No
 -----------------------------------------------------------------------------
 Credits                                       No          Yes         No

                            Throughout the Prospectus, any differences among the
                            contract series are identified.

                            You should work with your financial professional to decide which series of the contract may be appropriate for you
                            based on a thorough analysis of your particular insurance
                            needs, financial objectives, investment goals, time
                            horizons and risk tolerance.
----------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(R) Series' variable investment
MANAGEMENT                  options invest in different Portfolios managed by
                            professional investment advisers.
----------------------------------------------------------------------------------------
GUARANTEED INTEREST OPTION  .   Principal and interest guarantees.
                            .   Interest rates set periodically.
----------------------------------------------------------------------------------------
TAX ADVANTAGES              .   No tax on earnings inside the contract until you make
                                withdrawals from your contract or receive annuity
                                payments.
                            ------------------------------------------------------------
                            .   No tax on transfers among investment options inside the
                                contract.
                            ------------------------------------------------------------
                            If you are purchasing or contributing to an annuity
                            contract which is an Individual Retirement Annuity (IRA),
                            or to fund an employer retirement plan (QP or Qualified
                            Plan), you should be aware that such annuities do not
                            provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                            arrangements. Before purchasing or contributing to one of
                            the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                            and costs of these annuities compared with any other
                            investment that you may use in connection with your
                            retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits (other than
                            the RMD Wealth Guard death benefit) may have limited
                            usefulness because of required minimum distributions
                            ("RMDs").
----------------------------------------------------------------------------------------
GUARANTEED MINIMUM          The GMIB guarantees, subject to certain restrictions,
INCOME BENEFIT ("GMIB")     annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of: (i) the next contract year
                            following the date your Protected Benefit account value
                            falls to zero, provided the no lapse guarantee is in
                            effect; (ii) the contract date anniversary following your
                            95th birthday; and (iii) your election to exercise the
                            GMIB. Lifetime GMIB payments can be on a single or joint
                            life basis.
                            Your ability to exercise the GMIB is subject to a waiting
                            period which begins on the date you first fund your
                            Protected Benefit account. The waiting period ranges from
                            10-15 years. If you reset your GMIB benefit base, a new
                            waiting period to exercise the GMIB may apply from the date of the reset. See "Exercise rules" in "Contract features
                            and benefits" for complete details.
                            YOUR LIFETIME GMIB PAYMENTS ARE CALCULATED BY APPLYING A
                            PERCENTAGE TO YOUR GMIB BENEFIT BASE. YOUR GMIB BENEFIT
                            BASE IS TIED TO AMOUNTS YOU ALLOCATE TO YOUR PROTECTED
                            BENEFIT ACCOUNT. THE INVESTMENT OPTIONS AVAILABLE TO FUND
                            YOUR PROTECTED BENEFIT ACCOUNT ARE LIMITED. SEE "GMIB
                            BENEFIT BASE" IN "CONTRACT FEATURES AND BENEFITS" LATER IN
                            THIS PROSPECTUS.
----------------------------------------------------------------------------------------

         RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

-------------------------------------------------------------------------------------------
GUARANTEED MINIMUM             AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTED BENEFIT
INCOME BENEFIT ("GMIB")        ACCOUNT VALUE TO ZERO WILL CAUSE YOUR GMIB TO TERMINATE.
(CONTINUED)                    EVEN IF AN EXCESS WITHDRAWAL DOES NOT CAUSE YOUR GMIB TO
                               TERMINATE, IT CAN GREATLY REDUCE YOUR GMIB BENEFIT BASE AND
                               THE VALUE OF YOUR BENEFIT. Beginning in the contract year
                               that follows the contract year in which you fund your
                               Protected Benefit account, and prior to the beginning of
                               your Lifetime GMIB payments, you can take your Annual
                               withdrawal amount without reducing your GMIB benefit base.
                               If you have the GMIB, your investment allocations to the
                               Protected Benefit account are subject to our asset transfer program (''ATP''). The ATP uses predetermined mathematical formulas to move account value between the AXA Ultra
                               Conservative Strategy investment option and the other
                               Protected Benefit account variable investment options.
                               Under these formulas, your Protected Benefit account value, excluding amounts in a special DCA account, may be
                               transferred between the Protected Benefit account variable investment options which you have selected and the AXA
                               Ultra Conservative Strategy investment option. For more
                               information, please see ''Guaranteed minimum income benefit
                               (''GMIB'')'' in ''Contract features and benefits'' later in this Prospectus and Appendix VIII to this Prospectus.
                               See "Guaranteed minimum income benefit" and "Annual
                               withdrawal amount" under "Guaranteed minimum income
                               benefit" in "Contract features and benefits" later in this
                               Prospectus. ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR
                               GMIB MUST BE ALLOCATED TO THE PROTECTED BENEFIT ACCOUNT.
                               The Guaranteed benefits under the contract are supported by
                               AXA Equitable's general account and are subject to AXA
                               Equitable's claims paying ability. Contract owners should
                               look to the financial strength of AXA Equitable for its
                               claims paying ability.
-------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH       .   Return of Principal death benefit
BENEFITS ("GMDBS")             .   Highest Anniversary Value death benefit
                               .   RMD Wealth Guard death benefit
                               .   "Greater of" death benefit
                               ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR GMDB MUST
                               BE ALLOCATED TO THE PROTECTED BENEFIT ACCOUNT.
                               The Return of Principal death benefit, Highest Anniversary
                               Value death benefit, and the "Greater of" death benefit are available in combination with the GMIB. The Return of
                               Principal death benefit, the RMD Wealth Guard death
                               benefit, and the Highest Anniversary Value death benefit
                               are available without the GMIB. However, the "Greater of"
                               death benefit can only be selected in combination with the
                               GMIB. If you do not select either the Highest Anniversary
                               Value death benefit, the "Greater of" death benefit, or the
                               RMD Wealth Guard death benefit, the Return of Principal
                               death benefit will automatically be issued with all
                               eligible contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements described
                               under "Rules regarding contributions to your contract" in
                               "Appendix IX".
                               The RMD Wealth Guard death benefit cannot be elected in
                               combination with the GMIB.
                               An Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata
                               reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and
                               could significantly reduce or eliminate the value of your
                               RMD Wealth Guard death benefit.
                               The Guaranteed benefits under the contract are supported by
                               AXA Equitable's general account and are subject to AXA
                               Equitable's claims paying ability. Contract owners should
                               look to the financial strength of AXA Equitable for its
                               claims paying ability.
-------------------------------------------------------------------------------------------
INVESTMENT ACCOUNT DEATH       The death benefit in connection with your Investment
BENEFIT                        account is equal to the return of your account value as of the day we receive satisfactory proof of the owner's (or
                               older joint owner's, if applicable) death, any required
                               instructions for method of payment, and any required
                               information and forms necessary to effect payment.
-------------------------------------------------------------------------------------------
DROPPING OR CHANGING YOUR      You have the option to drop or change your Guaranteed
GUARANTEED BENEFITS            benefits subject to our rules. IN SOME CASES, YOU MAY HAVE
                               TO WAIT A SPECIFIED TIME PERIOD IN ORDER TO DROP YOUR
                               BENEFITS. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as
                               Appendix I, for more information.
-------------------------------------------------------------------------------------------
CREDIT AND EARNINGS BONUS      You allocate your contributions among the available
(SERIES CP(R) CONTRACTS ONLY)  investment options. We allocate a Credit to the corresponding investment options at the same time. The
                               Credit will apply to subsequent contribution amounts only
                               to the extent that those amounts exceed total withdrawals
                               from the contract. The amount of Credit is 3% of each
                               contribution. The Credit is subject to recovery by us in
                               certain limited circumstances.
                               An amount equal to 5% of your annual investment gains will be added to your Total account value on each contract date anniversary that your Total account value is greater than
                               your Account value peak. This amount is the Earnings bonus.
                               We do not recover amounts associated with the Earnings
                               bonus on investment gains.
-------------------------------------------------------------------------------------------

         RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

----------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS  The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the
                      contracts. Please see "How you can purchase and contribute to your contract" in "Contract features and benefits",
                      "Simplified Employee Pension Plans (SEP Plans)" in "Tax
                      information" and "Rules regarding contributions to your
                      contract" in "Appendix IX" for more information, including important limitations on contributions.

                                                 SERIES B           SERIES CP(R)        SERIES L
-----------------------------------------------------------------------------------------------------------
NQ                                               $5,000($500)/(1)/  $10,000($500)/(1)/  $25,000($500)/(1)/
-----------------------------------------------------------------------------------------------------------
Traditional or Roth IRA                          $5,000($50)/(1)/   $10,000($50)/(1)/   $25,000($50)/(1)/
-----------------------------------------------------------------------------------------------------------
Inherited IRA Beneficiary continuation contract  $5,000($1,000)     n/a                 $25,000($1,000)
(traditional IRA or Roth IRA) ("Inherited IRA")
-----------------------------------------------------------------------------------------------------------
QP                                               $5,000($500)       $10,000($500)       $25,000($500)
-----------------------------------------------------------------------------------------------------------
SEP IRA                                          $5,000($500)/(1)/  $10,000($500)/(1)/  $25,000($500)/(1)/
-----------------------------------------------------------------------------------------------------------
                      /(1)/$100 monthly and $300 quarterly under our automatic
                           investment program.
                      .   Maximum contribution limitations apply to all
                          contracts. For more information, please see "How you
                          can purchase and contribute to your contract" in
                          "Contract features and benefits" later in this
                          Prospectus.
                      ------------------------------------------------------------
                      Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                      including our rights to: (i) change minimum and maximum
                      contribution requirements and limitations, and (ii)
                      discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
                      contributions and transfers to any of the variable
                      investment options (including the Protected Benefit account variable investment options) and to limit the number of
                      variable investment options which you may select.
----------------------------------------------------------------------------------
ACCOUNT TYPES         You may allocate your contributions to the Investment
                      account, or, if you are eligible to have one or more
                      Guaranteed benefits and you wish to fund them, you may
                      allocate your contributions to the Protected Benefit
                      account. The Investment account offers more than 112
                      investment options and is designed to meet the asset
                      allocation and accumulation needs of a many types of
                      investors. The Protected Benefit account offers a limited
                      selection of core investment options that work in
                      conjunction with the optional Guaranteed benefits. You
                      should be aware that we select investment options for the
                      Protected Benefit account that generally offer lower
                      volatility in order to reduce our downside exposure in
                      providing the Guaranteed benefits. In rising market
                      conditions, this strategy may also result in periods of
                      underperformance.
                      INVESTMENT ACCOUNT
                      .   Investment account variable investment options
                      .   Guaranteed interest option
                      .   Amounts in a Special DCA program designated for future
                          transfers to Investment account variable investment
                          options or the guaranteed interest option
                      PROTECTED BENEFIT ACCOUNT
                      .   Protected Benefit account variable investment options
                      .   Amounts in a Special DCA program designated for future
                          transfers to Protected Benefit account variable
                          investment options
----------------------------------------------------------------------------------
ACCESS TO YOUR MONEY  .   Partial withdrawals
                      .   Several options for withdrawals on a periodic basis
                      .   Contract surrender
                      .   Various options for required minimum distributions
                      .   Maximum payment plan (only under contracts with GMIB)
                      .   Customized payment plan (only under contracts with GMIB)
                      Any income you receive may be subject to tax; also may be
                      subject to an additional 10% income tax penalty unless you are age 59 1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed
                      benefits you have funded. Withdrawal charges may also apply.
----------------------------------------------------------------------------------
PAYOUT OPTIONS        .   Fixed annuity payout options
                      .   Other payout options through other contracts
----------------------------------------------------------------------------------

         RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

---------------------------------------------------------------------------------------
ADDITIONAL FEATURES        .   Dollar cost averaging programs
                           .   Automatic investment program
                           .   Optional rebalancing (for amounts in the Investment
                               account variable investment options and guaranteed
                               interest option)
                           .   Systematic transfer program (four options for transfers
                               from the Investment account to the Protected Benefit
                               account)
                           .   Transfers among investment options at no charge
                               (subject to limitations)
                           .   Waiver of withdrawal charge for certain withdrawals,
                               disability, terminal illness, or confinement to a
                               nursing home
                           .   Option to drop or change your Guaranteed benefits after
                               issue, subject to our rules. Please see "Dropping or
                               changing your Guaranteed benefits" in "Contract
                               features and benefits," as well as Appendix I, for more
                               information.
                           .   Spousal continuation
                           .   Beneficiary continuation option
                           .   Annual resets of your GMIB benefit base and Roll-up to
                               age 85 benefit base (used to calculate your "Greater
                               of" death benefit)
---------------------------------------------------------------------------------------
FEES AND CHARGES           Please see "Fee table" later in this section for complete
                           details.
---------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE  Please see "Rules regarding contributions to your contract"
AGES                       in "Appendix IX" for owner and annuitant issue ages
                           applicable to your contract.
---------------------------------------------------------------------------------------
CONTRACT TERMINATION       YOUR CONTRACT MAY TERMINATE WITHOUT VALUE IF YOUR TOTAL
                           ACCOUNT VALUE FALLS TO ZERO AS A RESULT OF WITHDRAWALS, OR
                           THE PAYMENT OF ANY APPLICABLE CHARGES WHEN DUE, OR A
                           COMBINATION OF THE TWO. Please see "Effect of your account values falling to zero" in "Determining your contract's
                           value" later in this Prospectus for more information.
---------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL       To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after
                           you receive your contract. If state law requires, this
                           "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
---------------------------------------------------------------------------------------
GUARANTEED BENEFIT OFFERS  From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain
                           guaranteed benefits. See "Guaranteed benefit offers" in
                           "Contract features and benefits" for more information.
---------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF
THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS,
RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE
RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE
FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY
APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN
FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL
FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR
FROM ALL SELLING BROKER-DEALERS. YOU MAY CONTACT US TO PURCHASE ANY VERSION OF
THE CONTRACT IF A VERSION IS NOT OFFERED BY THE SELLING BROKER-DEALER. FOR A
STATE-BY-STATE DESCRIPTION OF ALL MATERIAL VARIATIONS OF THIS CONTRACT, SEE
APPENDIX V LATER IN THIS PROSPECTUS.

For more detailed information, we urge you to read the contents of this
Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

         RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

---------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
---------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions
withdrawn (deducted if you surrender your contract or make
certain withdrawals or apply your cash value to certain      SERIES B SERIES CP(R) SERIES L
payout options)./(2)/                                        7.00%    8.00%/(8)/   8.00%

Charge for each additional transfer in excess of 12                Maximum Charge: $35
transfers per contract year:/(3)/                                   Current Charge: $0
SPECIAL SERVICE CHARGES:/(4)/

..   Express mail charge                                      Current and Maximum Charge:       $35
..   Wire transfer charge                                     Current and Maximum Charge:       $90
..   Duplicate contract charge                                Current and Maximum Charge:       $35
..   Check preparation charge/(5)/                            Maximum Charge:                   $85
..   Charge for third party transfer or exchange/(5)/         Current Charge:                   $0
                                                             Maximum Charge:                   $125
                                                             Current Charge:                   $65
----------------------------------------------------------------------------------------------------

The following tables describe the fees and expenses that
you will pay periodically during the time that you own the
contract, not including the underlying trust portfolio fees
and expenses.
-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
-------------------------------------------------------------------------------------------------
Maximum annual administrative charge/(6)/

   If your account value on a contract date anniversary is     $30
   less than $50,000/(7)/

   If your account value on a contract date anniversary is     $0
   $50,000 or more
-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE
 OF DAILY NET ASSETS
-------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:/(8)/                         SERIES B SERIES CP(R) SERIES L
                                                               -------- ---------    --------
Operations                                                     0.80%    1.05%        1.10%
Administration                                                 0.30%    0.35%        0.35%
Distribution                                                   0.20%    0.25%        0.25%
                                                               -----    -----        -----
Total separate account annual expenses ("Contract fee")        1.30%    1.65%        1.70%
-------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU FUND ANY OF THE FOLLOWING
 OPTIONAL BENEFITS
-------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base./(9) /Deducted
annually/(10) /on each contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit                           No Charge

   Highest Anniversary Value death benefit                     0.35% (current and maximum)
-------------------------------------------------------------------------------------------------
RMD Wealth Guard death benefit

   Maximum Charge:                                             1.80%

   Current Charge/(11)/:                                       0.90%
-------------------------------------------------------------------------------------------------
"Greater of" death benefit

   Maximum Charge:                                             2.30%

   Current Charge/(12)/:                                       1.15%
-------------------------------------------------------------------------------------------------

                                   FEE TABLE

GUARANTEED MINIMUM INCOME BENEFIT CHARGE (Calculated as a
percentage of the GMIB benefit base/(9)/. Deducted
annually/(10)/ on each contract date anniversary for which
the benefit is in effect.)

   Maximum Charge:                                             2.30%
   Current Charge/(12)/:                                       1.15%
----------------------------------------------------------------------------
You also bear your proportionate share of all fees and expenses paid by a
Portfolio that corresponds to any variable investment option you are using.
This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the
Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each
Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

---------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
---------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2013 (expenses that are deducted from
Portfolio assets including management fees, 12b-1 fees, service fees, and/or other   Lowest Highest
expenses)/(*)/                                                                       0.62%  7.45%
---------------------------------------------------------------------------------------------------

Notes:

(*)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2013, if applicable, and for the underlying Portfolios. Pursuant to a contract, AXA Equitable Funds
   Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated
   Portfolios through April 30, 2015 ("Expense Limitation Arrangement") (unless the Trust's Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by
   AXA Equitable Funds Management Group, LLC at any time after April 30, 2015.
   The range of expenses in the table above does not include the effect of any
   Expense Limitation Arrangement. The range of expense in the table below includes the effect of the Expense Limitation Arrangements.

----------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
----------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2013 after the effect of Expense Limitation Arrangements/(13)/  Lowest Highest
                                                                                                              0.62%  2.73%
----------------------------------------------------------------------------------------------------------------------------

   For complete information regarding the Expense Limitation Arrangements see the prospectuses for the underlying Portfolios.

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make the withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the contract year in which we receive that contribution to be
   "contract year 1").

                 Contract Year  Series B Series CP(R) Series L
                 -------------  -------- ------------ --------
                     1.........  7.00%      8.00%      8.00%
                     2.........  7.00%      8.00%      7.00%
                     3.........  6.00%      7.00%      6.00%
                     4.........  6.00%      6.00%      5.00%
                     5.........  5.00%      5.00%      0.00%
                     6.........  3.00%      4.00%      0.00%
                     7.........  1.00%      3.00%      0.00%
                     8.........  0.00%      2.00%      0.00%
                     9.........  0.00%      1.00%      0.00%
                     10+.......  0.00%      0.00%      0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of
   12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under
   "Charges that AXA Equitable deducts" in "Charges and expenses" later in this
   Prospectus.

(4)These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(5)The sum of these charges will never exceed 2% of the amount disbursed or transferred.

(6)If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(7)During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(8)In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CP(R)
   contracts, both the contract fee and the withdrawal charge compensate us for the expense associated with the Credit.

(9)The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protected
   Benefit account variable investment options and amounts in a Special DCA program designated for transfers to the Protected Benefit account variable investment options. For Series CP(R) contracts, your

                                   FEE TABLE

   initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base and the investment performance of the Protected
   Benefit account may result in a "benefit base" that is significantly different from your total contributions or future transfers to, or account value in, the Protected Benefit account. See "Guaranteed minimum death benefits" and "Guaranteed minimum income benefit" in "Contract features and benefits" later in this Prospectus.

(10)If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(11)We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "RMD Wealth Guard death benefit charge" in "Charges and expenses" later in this Prospectus.

(12)We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See "Guaranteed minimum income benefit charge" and "Greater of death benefit" in "Charges and expenses"
    later in this Prospectus.

(13)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2013, if applicable, and for the underlying portfolios. In addition, the "Lowest"
    represents the total annual operating expenses of the EQ/Equity 500 Index
    Portfolio. The "Highest" represents the total annual operating expenses of the Neuberger Berman Absolute Return Multi-Manager Portfolio. For more information, see the prospectuses for the Portfolios. The highest "Total
    Annual Portfolio Operating Expenses" does not consider the total annual operating expenses for the AXA Ultra Conservative Strategy Portfolio, which is not available for direct allocations. Pursuant to a contract, AXA
    Equitable Funds Management Group, LLC, the investment manager of the EQ
    Advisors Trust, which holds the AXA Ultra Conservative Strategy Portfolio, has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the portfolio to 0.95% through April
    30, 2015 (unless the EQ Advisors Trust Board of Trustees consents to an earlier revision or termination of this agreement).

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses). These examples do not reflect charges for any special service you may request.

The first example below shows the expenses that a hypothetical contract owner
(who has elected the "Greater of" death benefit with the Guaranteed minimum income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.010%;
Series CP(R): 0.008%; and Series L: 0.004%. As discussed immediately below, the example further assumes the highest minimum Deferral Roll-up rate of 8% is applied to the GMIB benefit base and Annual Roll-up to age 85 benefit base annually. The example assumes the maximum charges that would apply based on a
5% return for the "Greater of" death benefit and Guaranteed minimum income benefit, both of which are calculated as a percentage of each Guaranteed benefit's benefit base. The example also assumes there has not been a withdrawal from the Protected Benefit account.

In this example, we assume the highest minimum Deferral Roll-up rate of 8% that can be applied to the GMIB and Roll-up to age 85 benefit bases. We do this because this will result in the highest minimum GMIB benefit base and "Greater of" death benefit base. Since the charges for the GMIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral Roll-up rate in excess of 8%. A higher Deferral Roll-up rate could result in a higher GMIB benefit base and "Greater of" death benefit base. However, since we cannot predict how high your Deferral Roll-up rate might be, we have based the example on a Deferral Roll-up rate of 8%, which is the highest rate available under the Deferral Ten-Year Treasuries Formula Rate.
See "Deferral Roll-up rate" under "Guaranteed minimum income benefit" in
"Contract features and benefits."

Amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the Special DCA programs.

The example assumes that you invest $10,000 in the Protected Benefit account variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 3% Credit was applied to your contribution. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protected Benefit account variable investment options that invest in Portfolios with (a) the maximum fees and expenses, and (b) the minimum fees and expenses (before expense limitations). The Protected Benefit account variable investment options with the maximum and minimum underlying Portfolio fees and expenses are
EQ/AllianceBernstein Dynamic Wealth Strategies and AXA Conservative Strategy,
respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                     SERIES B
----------------------------------------------------------------------------------------------------------------------
                                    IF YOU SURRENDER YOUR CONTRACT AT THE IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE
                                    END OF THE APPLICABLE TIME PERIOD     END OF THE APPLICABLE TIME PERIOD
----------------------------------------------------------------------------------------------------------------------
                                    1 YEAR   3 YEARS   5 YEARS  10 YEARS  1YEAR     3 YEARS     5 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,213   $2,488    $4,188    $8,970   $513      $1,888      $3,688      $8,970
----------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $1,197   $2,442    $4,115    $8,851   $497      $1,842      $3,615      $8,851
----------------------------------------------------------------------------------------------------------------------

                                   FEE TABLE

                                                   SERIES CP(R)
----------------------------------------------------------------------------------------------------------------------
                                    IF YOU SURRENDER YOUR CONTRACT AT THE IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE
                                    END OF THE APPLICABLE TIME PERIOD     END OF THE APPLICABLE TIME PERIOD
----------------------------------------------------------------------------------------------------------------------
                                    1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR     3 YEARS    5 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,359   $2,722    $4,402    $9,335    $559      $2,022     $3,902      $9,335
----------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $1,342   $2,675    $4,328    $9,217    $542      $1,975     $3,828      $9,217
----------------------------------------------------------------------------------------------------------------------
                                                     SERIES L
----------------------------------------------------------------------------------------------------------------------
                                    IF YOU SURRENDER YOUR CONTRACT AT THE IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE
                                    END OF THE APPLICABLE TIME PERIOD     END OF THE APPLICABLE TIME PERIOD
----------------------------------------------------------------------------------------------------------------------
                                    1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR     3 YEARS    5 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,354   $2,608    $3,877    $9,271    $554      $2,008     $3,877      $9,271
----------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $1,339   $2,563    $3,805    $9,158    $539      $1,963     $3,805      $9,158
----------------------------------------------------------------------------------------------------------------------

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.012%; Series CP(R):
0.009% and Series L: 0.008%.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the guaranteed interest option and the Special DCA programs.

The example assumes that you invest $10,000 in the Investment account variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 3%
Credit was applied to your contribution. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment account variable investment options set forth in the previous charts. The Investment account variable investment options with the maximum and minimum underlying Portfolio fees and expenses are
All Asset Moderate Growth-Alt 15 and EQ/Equity 500 Index, respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown.
Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                      SERIES B
---------------------------------------------------------------------------------------------------------
                                                                           IF YOU DO NOT SURRENDER YOUR
                                    IF YOU SURRENDER YOUR CONTRACT AT THE   CONTRACT AT THE END OF THE
                                    END OF THE APPLICABLE TIME PERIOD         APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------------
                                    1 YEAR   3 YEARS  5 YEARS   10 YEARS  1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,620   $3,245    $4,728    $7,641    $920  $2,645  $4,228   $7,641
---------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $  903   $1,226    $1,575    $2,320    $203  $  626  $1,075   $2,320
---------------------------------------------------------------------------------------------------------
                                                    SERIES CP(R)
---------------------------------------------------------------------------------------------------------
                                                                           IF YOU DO NOT SURRENDER YOUR
                                    IF YOU SURRENDER YOUR CONTRACT AT THE   CONTRACT AT THE END OF THE
                                     END OF THE APPLICABLE TIME PERIOD        APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------------
                                    1 YEAR  3 YEARS   5 YEARS    10 YEARS 1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,785  $3,522     $4,995     $8,055   $985  $2,822  $4,495   $8,055
---------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $1,046  $1,458     $1,798     $2,774   $246  $  758  $1,298   $2,774
---------------------------------------------------------------------------------------------------------
                                                      SERIES L
---------------------------------------------------------------------------------------------------------
                                                                           IF YOU DO NOT SURRENDER YOUR
                                    IF YOU SURRENDER YOUR CONTRACT AT THE   CONTRACT AT THE END OF THE
                                    END OF THE APPLICABLE TIME PERIOD         APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------------
                                    1 YEAR   3 YEARS  5 YEARS   10 YEARS  1 YEAR 3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                       $1,761   $3,352    $4,382    $7,843    $961  $2,752  $4,382   $7,843
---------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                       $1,044   $1,351    $1,284    $2,741    $244  $  751  $1,284   $2,741
---------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Please see Appendix X at the end of this Prospectus for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2013.

                                   FEE TABLE

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call
"contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract.
We require a minimum contribution amount for each type of contract purchased.
Maximum contribution limitations also apply. The tables in Appendix IX later in this Prospectus, summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.

--------------------------------------------------------------------------------
WE RESERVE THE RIGHT TO CHANGE OUR CURRENT LIMITATIONS ON YOUR CONTRIBUTIONS
AND TO DISCONTINUE ACCEPTANCE OF CONTRIBUTIONS.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the sum of all contributions under all Accumulator(R) Series and Retirement Cornerstone(R)
Series contracts with the same owner or annuitant would then total more than
$1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of the contracts, see Appendix V later in this Prospectus.

You may not contribute or transfer more than $1,500,000 to your Protected
Benefit account variable investment options and a Special DCA program with amounts designated for the Protected Benefit account variable investment options.

Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account. Scheduled transfers from an existing Special DCA program will continue through to the program's conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone(R) Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

--------------------------------------------------------------------------------
THE "OWNER" IS THE PERSON WHO IS THE NAMED OWNER IN THE CONTRACT AND, IF AN
INDIVIDUAL, IS THE MEASURING LIFE FOR DETERMINING CONTRACT BENEFITS. THE
"ANNUITANT" IS THE PERSON WHO IS THE MEASURING LIFE FOR DETERMINING THE
CONTRACT'S MATURITY DATE. THE ANNUITANT IS NOT NECESSARILY THE CONTRACT OWNER.
WHERE THE OWNER OF A CONTRACT IS NON-NATURAL, THE ANNUITANT IS THE MEASURING
LIFE FOR DETERMINING CONTRACT BENEFITS.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

..   Change our contribution requirements and limitations and our transfer rules, including to:

   -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

   -- discontinue the acceptance of subsequent contributions to the contract;

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

   -- discontinue the acceptance of subsequent contributions and/or transfers into the Protected Benefit account variable investment options.

..   Default certain contributions and transfers designated for a Protected
    Benefit account variable investment option(s) to the corresponding
    Investment account variable investment option(s), which invests in the same underlying Portfolio(s). See "Rebalancing among your Protected Benefit account variable investment options" under "Allocating your contributions"
    later in this section.

..   Further limit the number of variable investment options you may invest in at any one time.

..   Limit or terminate new contributions or transfers to an investment option.

WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO DISCONTINUE THE ACCEPTANCE OF,
AND/OR PLACE LIMITATIONS ON CONTRIBUTIONS AND TRANSFERS INTO THE CONTRACT
AND/OR CERTAIN INVESTMENT OPTIONS. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS
AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS
AND/OR TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT
OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS
MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTED BENEFIT
ACCOUNT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR
GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR
GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTED BENEFIT ACCOUNT
VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR
PROTECTED BENEFIT ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR
GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We also reserve the right to prohibit availability of this contract to other non-natural owners.

                        CONTRACT FEATURES AND BENEFITS

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Owners which are not individuals are required to document their status to avoid
30% FATCA withholding from U.S. source income.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA
Beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. In June 2013, the U.S. Supreme Court ruled that the portion of the federal Defense of Marriage Act that precluded same-sex marriages from being recognized for purposes of federal law was unconstitutional. The IRS adopted a rule recognizing the marriage of same-sex individuals validly entered into in a jurisdiction that authorizes same-sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The IRS also ruled that the term "spouse" does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a
"marriage" under the laws of that jurisdiction. Absent further guidance, we intend to administer the contract consistent with these rulings. Therefore, exercise of any spousal continuation right under a contract by an individual who does not meet the definition of "spouse" under federal law may have adverse tax consequences. If you are married to a same-sex spouse, you have all of the rights and privileges under the contract as someone married to an opposite sex spouse. Consult with a tax adviser for more information on this subject.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors
Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this
Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

(THIS SECTION ONLY APPLIES TO SERIES B AND SERIES L.)

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protected Benefit account, you should strongly consider "split-funding": that is, the trust holds investments in addition to this Retirement Cornerstone(R) Series contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount.
The required distribution may have an adverse impact on the value of your
Guaranteed benefits.

Series CP(R) contracts are not available for purchase by charitable remainder trusts.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in
U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer contribution from another IRA contract
(traditional or Roth, as the case may be) or a rollover from an IRA or other eligible retirement plan. We do not accept starter checks or travelers' checks.
All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your contract is sold by a financial professional of AXA Advisors, AXA
Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the
Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority ("FINRA") time requirements. Upon timely and successful completion of this review, AXA
Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. THIS USUALLY IS THE
BUSINESS DAY WE RECEIVE THE PROPERLY COMPLETED AND SIGNED APPLICATION, ALONG
WITH ANY OTHER REQUIRED DOCUMENTS, AND YOUR INITIAL CONTRIBUTION. YOUR CONTRACT
DATE WILL BE SHOWN IN YOUR CONTRACT. THE 12 MONTH PERIOD BEGINNING ON YOUR
CONTRACT DATE AND EACH 12 MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR."
THE END OF EACH 12 MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR
EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS
APRIL 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA
Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a

                        CONTRACT FEATURES AND BENEFITS

non-interest bearing suspense account while we try to obtain this information.
If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR
REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN
EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON
WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES
AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY
CONDITIONS. FOR MORE INFORMATION ABOUT OUR BUSINESS DAY AND OUR PRICING OF
TRANSACTIONS, PLEASE SEE "DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR" IN
"MORE INFORMATION" LATER IN THIS PROSPECTUS.
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the following:

..   Protected Benefit account variable investment options (used to fund
    Guaranteed benefits)

..   Investment account variable investment options

..   Guaranteed interest option

..   the account for special money market dollar cost averaging (Series CP(R)
    contracts only)

..   the account for special dollar cost averaging (Series B and Series L contracts only)

As noted throughout this Prospectus, you may elect the GMIB at the time you apply for your contract. All eligible contracts will be issued with the Return of Principal death benefit unless you make an alternate election of the Highest
Anniversary Value death benefit, the RMD Wealth Guard death benefit or the
"Greater of" death benefit. The RMD Wealth Guard death benefit is not available if you have the GMIB. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your
Protected Benefit account. The Protected Benefit account variable investment options are used to fund these benefits.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your
Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protected
Benefit account value. All amounts allocated to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for
Protected Benefit account variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

IF YOU HAVE A GUARANTEED BENEFIT AND ALLOCATE ANY AMOUNT TO THE PROTECTED
BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS OR A SPECIAL DCA PROGRAM WITH
AMOUNTS DESIGNATED FOR FUTURE TRANSFERS TO THE PROTECTED BENEFIT ACCOUNT
VARIABLE INVESTMENT OPTIONS, YOU ARE FUNDING THE GUARANTEED BENEFITS UNDER YOUR
CONTRACT. NO OTHER ACTION IS REQUIRED OF YOU. IF YOU DO NOT WISH TO FUND A
GUARANTEED BENEFIT, YOU SHOULD NOT ALLOCATE CONTRIBUTIONS OR MAKE TRANSFERS TO
YOUR PROTECTED BENEFIT ACCOUNT. SEE "ALLOCATING YOUR CONTRIBUTIONS" LATER IN
THIS PROSPECTUS.

Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see
"Transferring your money among investment options" later in this Prospectus.

The table below shows the current Protected Benefit account variable investment options and Investment account variable investment options available to you. It is important to note that the Protected Benefit account variable investment options (with the exception of the AXA Ultra Conservative Strategy) are also available as Investment account variable investment options. The Protected
Benefit account variable investment options invest in the same Portfolios as the corresponding Investment account variable investment options.

-------------------------------------------------------------------
 PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS
-------------------------------------------------------------------
.. AXA Aggressive Strategy         . AXA Growth Strategy
.. AXA Balanced Strategy           . AXA Moderate Growth Strategy
.. AXA Conservative Growth         . AXA Ultra Conservative
  Strategy                          Strategy/(1)/
.. AXA Conservative Strategy       . EQ/AllianceBernstein Dynamic
                                    Wealth Strategies
-------------------------------------------------------------------
(1)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

                        CONTRACT FEATURES AND BENEFITS

-----------------------------------------------------------------
 INVESTMENT ACCOUNT VARIABLE INVESTMENT OPTIONS
-----------------------------------------------------------------
.. 7Twelve/TM/ Balanced Portfolio . EQ/Small Company Index
.. All Asset Growth - Alt 20      . EQ/T. Rowe Price Growth Stock
.. All Asset Aggressive - Alt 25  . Eaton Vance VT Floating-Rate
.. All Asset Moderate Growth -      Income
  Alt 15                         . Fidelity(R) VIP Contrafund(R)
.. AllianceBernstein VPS          . Fidelity(R) VIP Mid Cap
  International Growth           . Fidelity(R) VIP Strategic
.. American Century VP Mid Cap      Income
  Value                          . First Trust/Dow Jones
.. American Funds Insurance         Dividend & Income Allocation
  Series(R) Bond Fund/SM/        . First Trust Multi Income
.. American Funds Insurance         Allocation
  Series(R) Global Small         . Franklin Founding Funds
  Capitalization Fund/SM/          Allocation VIP
.. American Funds Insurance       . Franklin Income VIP
  Series(R) New World Fund(R)    . Franklin Rising Dividends VIP
.. AXA Aggressive Strategy        . Franklin Strategic Income VIP
.. AXA Balanced Strategy          . Goldman Sachs VIT Mid Cap
.. AXA Conservative Growth          Value
  Strategy                       . Hartford Capital Appreciation
.. AXA Conservative Strategy        HLS
.. AXA Growth Strategy            . Hartford Growth Opportunities
.. AXA International Core           HLS
  Managed Volatility             . Invesco V.I. Diversified
.. AXA Large Cap Value Managed      Dividend
  Volatility                     . Invesco V.I. Equity and
.. AXA/Loomis Sayles Growth         Income Fund
.. AXA Mid Cap Value Managed      . Invesco V.I. Global Real
  Volatility                       Estate
.. AXA Moderate Allocation        . Invesco V.I. High Yield
.. AXA Moderate Growth Strategy   . Invesco V.I. International
.. BlackRock Global Allocation      Growth
  V.I. Fund                      . Invesco V.I. Mid Cap Core
.. BlackRock Large(R) Cap Growth    Equity
  V.I. Fund                      . Invesco V.I. Small Cap Equity
.. Charter/SM/ Alternative100     . Ivy Funds VIP Asset Strategy
  Moderate                       . Ivy Funds VIP Dividend
.. Charter/SM/ International        Opportunities
  Moderate                       . Ivy Funds VIP Energy
.. Charter/SM/ Moderate           . Ivy Funds VIP Global Natural
.. Charter/SM/ Moderate Growth      Resources
.. Charter/SM/ Real Assets        . Ivy Funds VIP High Income
.. Charter/SM/ Small Cap Value    . Ivy Funds VIP Mid Cap Growth
.. ClearBridge Variable           . Ivy Funds VIP Science and
  Aggressive Growth                Technology
.. ClearBridge Variable           . Ivy Funds VIP Small Cap Growth
  Appreciation                   . Lazard Retirement Emerging
.. ClearBridge Variable Equity      Markets Equity
  Income                         . Legg Mason BW Absolute Return
.. ClearBridge Variable Mid Cap     Opportunities VIT
  Core                           . Legg Mason Dynamic
.. EQ/AllianceBernstein Dynamic     Multi-Strategy VIT
  Wealth Strategies              . Lord Abbett Bond Debenture
.. EQ/AllianceBernstein Small     . MFS(R) International Value
  Cap Growth                     . MFS(R) Investors Growth Stock
.. EQ/BlackRock Basic Value         Series
  Equity                         . MFS(R) Investors Trust Series
.. EQ/Boston Advisors Equity      . MFS(R) Utilities Series
  Income                         . Multimanager Aggressive Equity
.. EQ/Common Stock Index          . Multimanager Mid Cap Growth
.. EQ/Core Bond Index             . Multimanager Mid Cap Value
.. EQ/Equity 500 Index            . Multimanager Technology
.. EQ/Emerging Markets Equity     . Neuberger Berman Absolute
  PLUS                             Return Multi-Manager
.. EQ/GAMCO Mergers and           . Neuberger Berman
  Acquisitions                     International Equity
.. EQ/GAMCO Small Company Value   . PIMCO CommodityRealReturn(R)
.. EQ/High Yield Bond               Strategy
.. EQ/Intermediate Government     . PIMCO Real Return
  Bond                           . PIMCO Total Return
.. EQ/International Equity Index  . ProFund VP Biotechnology
.. EQ/Invesco Comstock            . Putnam VIT Diversified Income
.. EQ/Large Cap Growth Index      . T.Rowe Price Health Sciences
.. EQ/Large Cap Value Index         Portfolio II
.. EQ/MFS International Growth    . Templeton Developing Markets
.. EQ/Mid Cap Index                 VIP
.. EQ/Money Market                . Templeton Global Bond VIP
.. EQ/Morgan Stanley Mid Cap      . Van Eck VIP Global Hard Assets
  Growth
.. EQ/Natural Resources PLUS
.. EQ/Oppenheimer Global
.. EQ/PIMCO Global Real Return
.. EQ/PIMCO Ultra Short Bond
.. EQ/Real Estate PLUS
-----------------------------------------------------------------

If you decide to participate in a Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protected Benefit account variable investment options will be included in the Protected Benefit account value. Any amounts allocated to a Special DCA program that are designated for future transfers to the Investment account variable investment options and the guaranteed interest option will be included in your Investment account value. As discussed later in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment account and
Protected Benefit account variable investment options as part of your Special
DCA program. See "Allocating your contributions" later in this section.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the
Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select.

                        CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, ("AXA FMG") a
wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some
Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers.
The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated
Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers'
respective Portfolios. It may be more profitable for us to offer affiliated
Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective
Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the
Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios)
that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios ("the AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA
Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such
Portfolios is consistent with their desired investment objectives. In doing so,
AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund
Portfolios than certain other Portfolios available to you under your contract.
Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed
Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy"), and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated
Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure.
Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the
Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The AXA Managed Volatility Portfolios and the AXA Fund of Fund Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy are identified below in the chart by a "(check mark)" under the column entitled "AXA Volatility Management."

You should be aware that having the GMIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. In addition, if you have the GMIB, you are required to participate in the asset transfer program which moves account value between the AXA Ultra Conservative
Strategy investment option and the variable investment options. See "Asset transfer program ("ATP")" in "Contract features and benefits" later in this prospectus. See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the
AXA volatility management strategy); investment option restrictions in connection with any guaranteed benefit that include these Portfolios; and the
ATP are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the AXA volatility management strategy, however, could result in your
Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy. This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protected Benefit account

                        CONTRACT FEATURES AND BENEFITS

value is higher. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your
Total account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the AXA volatility management strategy. Any such Portfolio is not identified under "AXA Volatility Management" below in the chart. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the
Portfolio prospectuses for more information about the Portfolios' objective and strategies.

Whether or not you elected a guaranteed benefit that requires you to participate in the ATP, you should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses.
Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

(b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

----------------------------------------------------------------------------------------------------------------
                                                                              INVESTMENT
                                                                              MANAGER (OR          AXA
 AXA PREMIER VIP                                                              SUB-ADVISER(S),      VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                              AS APPLICABLE)       MANAGEMENT
----------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION    Class A     Seeks to achieve long-term capital     .   AXA Equitable    (check mark)
                                       appreciation and current income.           Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ ALTERNATIVE    Class B     Seeks long-term capital appreciation.  .   AXA Equitable
  100 MODERATE                                                                    Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE       Class B     Seeks long-term capital appreciation   .   AXA Equitable
                                       and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ MODERATE       Class B     Seeks long-term capital appreciation   .   AXA Equitable
  GROWTH                               and current income, with a greater         Funds
                                       emphasis on current income.                Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ REAL ASSETS    Class B     Seeks to achieve maximum real          .   AXA Equitable
                                       return.                                    Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
CHARTER/SM/ SMALL CAP      Class B     Seeks to achieve long-term growth of   .   AXA Equitable
  VALUE                                capital.                                   Funds
                                                                                  Management
                                                                                  Group, LLC
----------------------------------------------------------------------------------------------------------------
                                                                             INVESTMENT MANAGER   AXA
 EQ ADVISORS                                                                  (OR SUB-ADVISER(S), VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                              AS APPLICABLE)      MANAGEMENT
-------------------------------------------------------------------------------------------------------------
ALL ASSET AGGRESSIVE -     Class IB    Seeks long-term capital appreciation  .   AXA Equitable
  ALT 25                               and current income, with a greater        Funds
                                       emphasis on capital appreciation.         Management
                                                                                 Group, LLC
-------------------------------------------------------------------------------------------------------------
ALL ASSET GROWTH - ALT 20  Class IA    Seeks long-term capital appreciation  .   AXA Equitable
                                       and current income.                       Funds
                                                                                 Management
                                                                                 Group, LLC
-------------------------------------------------------------------------------------------------------------
ALL ASSET                  Class IB    Seeks long-term capital appreciation  .   AXA Equitable
  MODERATE GROWTH - ALT                and current income, with a greater        Funds
  15                                   emphasis on current income.               Management
                                                                                 Group, LLC
-------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------
                                                                               INVESTMENT MANAGER    AXA
 EQ ADVISORS                                                                    (OR SUB-ADVISER(S),  VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                AS APPLICABLE)       MANAGEMENT
------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE             Class IB    Seeks long-term capital appreciation    .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income, with a greater          Funds
                                       emphasis on capital appreciation.           Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA BALANCED               Class IB    Seeks long-term capital appreciation    .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income.                         Funds
                                                                                   Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH    Class IB    Seeks current income and growth of      .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        capital, with a greater emphasis on         Funds
                                       current income.                             Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE           Class IB    Seeks a high level of current income.   .   AXA Equitable     (check mark)
  STRATEGY/(1)/                                                                    Funds
                                                                                   Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY/(1)/   Class IB    Seeks long-term capital appreciation    .   AXA Equitable     (check mark)
                                       and current income, with a greater          Funds
                                       emphasis on capital appreciation.           Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH        Class IB    Seeks long-term capital appreciation    .   AXA Equitable     (check mark)
  STRATEGY/(1)/                        and current income, with a greater          Funds
                                       emphasis on current income.                 Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA ULTRA CONSERVATIVE     Class IB    Seeks current income.                   .   AXA Equitable     (check mark)
  STRATEGY/(1)(2)/                                                                 Funds
                                                                                   Management
                                                                                   Group, LLC
------------------------------------------------------------------------------------------------------------------
AXA INTERNATIONAL CORE     Class IA    Seeks to achieve long-term growth of    .   AXA Equitable     (check mark)
  MANAGED VOLATILITY                   capital with an emphasis on risk-           Funds
                                       adjusted returns and managing               Management
                                       volatility in the Portfolio.                Group, LLC
                                                                               .   BlackRock
                                                                                   Investment
                                                                                   Management, LLC
                                                                               .   EARNEST
                                                                                   Partners, LLC
                                                                               .   Massachusetts
                                                                                   Financial
                                                                                   Services
                                                                                   Company d/b/a
                                                                                   MFS Investment
                                                                                   Management
                                                                               .   Hirayama
                                                                                   Investments, LLC
                                                                               .   WHV Investment
                                                                                   Management
------------------------------------------------------------------------------------------------------------------
AXA LARGE CAP VALUE        Class IA    Seeks to achieve long-term growth of    .                     (check mark)
  MANAGED VOLATILITY                   capital with an emphasis on risk-           AllianceBernstein
                                       adjusted returns and managing               L.P.
                                       volatility in the Portfolio.            .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   BlackRock
                                                                                   Investment
                                                                                   Management, LLC
                                                                               .   Massachusetts
                                                                                   Financial
                                                                                   Services
                                                                                   Company d/b/a
                                                                                   MFS Investment
                                                                                   Management
------------------------------------------------------------------------------------------------------------------
AXA MID CAP VALUE          Class IA    Seeks to achieve long-term capital      .   AXA Equitable     (check mark)
  MANAGED VOLATILITY                   appreciation with an emphasis on risk       Funds
                                       adjusted returns and managing               Management
                                       volatility in the Portfolio.                Group, LLC
                                                                               .   BlackRock
                                                                                   Investment
                                                                                   Management, LLC
                                                                               .   Diamond Hill
                                                                                   Capital
                                                                                   Management, Inc.
                                                                               .   Wellington
                                                                                   Management
                                                                                   Company, LLP
------------------------------------------------------------------------------------------------------------------
AXA/LOOMIS SAYLES GROWTH   Class IA    Seeks to achieve capital appreciation.  .   Loomis, Sayles
                                                                                   & Company, L.P.
------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IB    Seeks to achieve total return from      .
  DYNAMIC WEALTH                       long-term growth of capital and             AllianceBernstein
  STRATEGIES/(1)/                      income.                                     L.P.
------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

                                                                               INVESTMENT MANAGER    AXA
 EQ ADVISORS                                                                    (OR SUB-ADVISER(S),  VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                AS APPLICABLE)       MANAGEMENT
----------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IA    Seeks to achieve long-term growth of    .
  SMALL CAP GROWTH                     capital.                                    AllianceBernstein
                                                                                   L.P.
----------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE   Class IA    Seeks to achieve capital appreciation   .   BlackRock
  EQUITY                               and secondarily, income.                    Investment
                                                                                   Management, LLC
----------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS         Class IA    Seeks a combination of growth and       .   Boston
  EQUITY INCOME                        income to achieve an above-average          Advisors, LLC
                                       and consistent total return.
----------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX      Class IA    Seeks to achieve a total return before  .
                                       expenses that approximates the total        AllianceBernstein
                                       return performance of the Russell           L.P.
                                       3000 Index, including reinvestment of
                                       dividends, at a risk level consistent
                                       with that of the Russell 3000 Index.
----------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX         Class IB    Seeks to achieve a total return before  .   AXA Equitable
                                       expenses that approximates the total        Funds
                                       return performance of the Barclays          Management
                                       Intermediate U.S. Government/Credit         Group, LLC
                                       Index, including reinvestment of        .   SSgA Funds
                                       dividends, at a risk level consistent       Management, Inc.
                                       with that of the Barclays Intermediate
                                       U.S. Government/Credit Index.
----------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS        Class IB    Seeks to achieve long-term growth of    .
  EQUITY PLUS                          capital.                                    AllianceBernstein
                                                                                   L.P.
                                                                               .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   EARNEST
                                                                                   Partners, LLC
----------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX        Class IA    Seeks to achieve a total return before  .
                                       expenses that approximates the total        AllianceBernstein
                                       return performance of the S&P 500           L.P.
                                       Index, including reinvestment of divi-
                                       dends, at a risk level consistent with
                                       that of the S&P 500 Index.
----------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND       Class IA    Seeks to achieve capital appreciation.  .   GAMCO Asset
  ACQUISITIONS                                                                     Management, Inc.
----------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY     Class IA    Seeks to maximize capital               .   GAMCO Asset
  VALUE                                appreciation.                               Management, Inc.
----------------------------------------------------------------------------------------------------------------
EQ/HIGH YIELD BOND         Class IB    Seeks to maximize current income.       .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   AXA Investment
                                                                                   Managers, Inc.
                                                                               .   Post Advisory
                                                                                   Group, LLP
----------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE            Class IB    Seeks to achieve a total return before  .   AXA Equitable
  GOVERNMENT BOND                      expenses that approximates the total        Funds
                                       return performance of the Barclays          Management
                                       Intermediate U.S. Government Bond           Group, LLC
                                       Index, including reinvestment of        .   SSgA Funds
                                       dividends, at a risk level consistent       Management, Inc.
                                       with that of the Barclays Intermediate
                                       U.S. Government Bond Index.
----------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

                                                                                  INVESTMENT MANAGER            AXA
 EQ ADVISORS                                                                       (OR SUB-ADVISER(S),          VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                   AS APPLICABLE)               MANAGEMENT
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY    Class IA    Seeks to achieve a total return (before    .
  INDEX                                expenses) that approximates the total          AllianceBernstein
                                       return performance of a composite              L.P.
                                       index comprised of 40% DJ EURO
                                       STOXX 50 Index, 25% FTSE 100
                                       Index, 25% TOPIX Index, and 10%
                                       S&P/ASX 200 Index, including
                                       reinvestment of dividends, at a risk
                                       level consistent with that of the
                                       composite index.
---------------------------------------------------------------------------------------------------------------------------
EQ/INVESCO COMSTOCK        Class IA    Seeks to achieve capital growth and        .   Invesco
                                       income.                                        Advisers, Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX  Class IA    Seeks to achieve a total return before     .
                                       expenses that approximates the total           AllianceBernstein
                                       return performance of the Russell 1000         L.P.
                                       Growth Index, including reinvestment
                                       of dividends at a risk level consistent
                                       with that of the Russell 1000 Growth
                                       Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX   Class IA    Seeks to achieve a total return before     .   SSgA Funds
                                       expenses that approximates the total           Management, Inc.
                                       return performance of the Russell
                                       1000 Value Index, including
                                       reinvestment of dividends, at a risk
                                       level consistent with that of the Russell
                                       1000 Value Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/MFS INTERNATIONAL       Class IA    Seeks to achieve capital appreciation.     .   Massachusetts
  GROWTH                                                                              Financial
                                                                                      Services
                                                                                      Company d/b/a
                                                                                      MFS Investment
                                                                                      Management
---------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX           Class IA    Seeks to achieve a total return before     .   SSgA Funds
                                       expenses that approximates the total           Management, Inc.
                                       return performance of the S&P Mid
                                       Cap 400 Index, including reinvestment
                                       of dividends, at a risk level consistent
                                       with that of the S&P Mid Cap 400
                                       Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET            Class IA    Seeks to obtain a high level of current    .   The Dreyfus
                                       income, preserve its assets and                Corporation
                                       maintain liquidity.
---------------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY MID      Class IA    Seeks to achieve capital growth.           .
  CAP GROWTH                                                                          Morgan Stanley Investment
                                                                                      Management Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/NATURAL RESOURCES PLUS  Class IB    Seeks to achieve long-term growth of       .
                                       capital.                                       AllianceBernstein
                                                                                      L.P.
                                                                                  .   AXA Equitable
                                                                                      Funds
                                                                                      Management
                                                                                      Group, LLC
                                                                                  .   RBC Global
                                                                                      Asset
                                                                                      Management
                                                                                      (U.S.) Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL      Class IA    Seeks to achieve capital appreciation.     .
                                                                                      OppenheimerFunds,
                                                                                      Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO GLOBAL REAL       Class IB    Seeks to achieve maximum real              .   Pacific
  RETURN                               return, consistent with preservation of        Investment
                                       capital and prudent investment                 Management
                                       management.                                    Company LLC
---------------------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

                                                                               INVESTMENT MANAGER        AXA
 EQ ADVISORS                                                                    (OR SUB-ADVISER(S),      VOLATILITY
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                AS APPLICABLE)           MANAGEMENT
--------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND  Class IA    Seeks to generate a return in excess    .   Pacific
                                       of traditional money market products        Investment
                                       while maintaining an emphasis on            Management
                                       preservation of capital and liquidity.      Company LLC
--------------------------------------------------------------------------------------------------------------------
EQ/REAL ESTATE PLUS        Class IB    Seeks to provide long-term capital      .
                                       appreciation and current income.            AllianceBernstein
                                                                                   L.P.
                                                                               .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   Pacific
                                                                                   Investment
                                                                                   Management
                                                                                   Company LLC
--------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX     Class IA    Seeks to replicate as closely as        .
                                       possible (before expenses) the total        AllianceBernstein
                                       return of the Russell 2000 Index.           L.P.
--------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH    Class IA    Seeks to achieve long-term capital      .   T. Rowe Price
  STOCK                                appreciation and secondarily, income.       Associates, Inc.
--------------------------------------------------------------------------------------------------------------------
MULTIMANAGER AGGRESSIVE    Class IB    Seeks to achieve long-term growth of    .
  EQUITY                               capital./(+++)/                             AllianceBernstein
                                                                                   L.P.
                                                                               .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   ClearBridge
                                                                                   Investments, LLC
                                                                               .   Marsico Capital
                                                                                   Management, LLC
                                                                               .   Scotia
                                                                                   Institutional
                                                                                   Management US,
                                                                                   Ltd.
                                                                               .   T. Rowe Price
                                                                                   Associates, Inc.
                                                                               .   Westfield
                                                                                   Capital
                                                                                   Management
                                                                                   Company, L.P.
--------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP       Class IB    Seeks to achieve long-term growth of    .
  GROWTH                               capital.                                    AllianceBernstein
                                                                                   L.P.
                                                                               .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .
                                                                                   BlackRock Investment
                                                                                   Management, LLC
                                                                               .   Franklin
                                                                                   Advisers, Inc.
                                                                               .
                                                                                   Wellington Management
                                                                                   Company, LLP
--------------------------------------------------------------------------------------------------------------------
MULTIMANAGER MID CAP       Class IB    Seeks to achieve long-term growth of    .   AXA Equitable
  VALUE                                capital.                                    Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   BlackRock
                                                                                   Investment
                                                                                   Management, LLC
                                                                               .   Diamond Hill
                                                                                   Capital
                                                                                   Management, Inc.
                                                                               .   Knightsbridge
                                                                                   Asset
                                                                                   Management, LLC
                                                                               .   Lord, Abbett &
                                                                                   Co. LLC
--------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY    Class IB    Seeks to achieve long-term growth of    .   Allianz Global
                                       capital.                                    Investors U.S.
                                                                                   LLC
                                                                               .   AXA Equitable
                                                                                   Funds
                                                                                   Management
                                                                                   Group, LLC
                                                                               .   SSgA Funds
                                                                                   Management, Inc.
                                                                               .   Wellington
                                                                                   Management
                                                                                   Company, LLP

                        CONTRACT FEATURES AND BENEFITS

 AIM VARIABLE INSURANCE
 FUNDS (INVESCO VARIABLE                                                        INVESTMENT MANAGER
 INSURANCE FUNDS) -                                                              (OR SUB-ADVISER(S),
 SERIES II PORTFOLIO NAME  OBJECTIVE                                            AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. DIVERSIFIED   The fund's investment objective is to provide        .   Invesco Advisers, Inc.
  DIVIDEND FUND            reasonable current income and long-term growth of
                           income and capital.
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL REAL   The fund's investment objective is total return      .   Invesco Advisers, Inc.
  ESTATE FUND              through growth of capital and current income.        .   Invesco Asset Management
                                                                                    Limited
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. EQUITY AND    The fund's investment objective are both of current  .   Invesco Advisers, Inc.
  INCOME FUND              income and capital appreciation and current
                           income.
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. HIGH YIELD    The fund's investment objective is total return      .   Invesco Advisers, Inc.
  FUND                     comprised of current income and capital
                           appreciation.
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I.               The fund's investment objective is long-term growth  .   Invesco Advisers, Inc.
  INTERNATIONAL GROWTH     of capital.
  FUND
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. MID CAP       The fund's investment objective is long-term growth  .   Invesco Advisers, Inc.
  CORE EQUITY FUND         of capital.
--------------------------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL CAP     The fund's investment objective is long-term growth  .   Invesco Advisers, Inc.
  EQUITY FUND              of capital.
--------------------------------------------------------------------------------------------------------------------
 AIM VARIABLE INSURANCE
 FUNDS (INVESCO VARIABLE   INVESTMENT MANAGER
 INSURANCE FUNDS) -         (OR SUB-ADVISER(S),
 SERIES II PORTFOLIO NAME  AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
INVESCO V.I. DIVERSIFIED   .   Invesco Advisers, Inc.
  DIVIDEND FUND

-----------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL REAL   .   Invesco Advisers, Inc.
  ESTATE FUND              .   Invesco Asset Management
                               Limited
-----------------------------------------------------------------------------------------------------
INVESCO V.I. EQUITY AND    .   Invesco Advisers, Inc.
  INCOME FUND

-----------------------------------------------------------------------------------------------------
INVESCO V.I. HIGH YIELD    .   Invesco Advisers, Inc.
  FUND

-----------------------------------------------------------------------------------------------------
INVESCO V.I.               .   Invesco Advisers, Inc.
  INTERNATIONAL GROWTH
  FUND
-----------------------------------------------------------------------------------------------------
INVESCO V.I. MID CAP       .   Invesco Advisers, Inc.
  CORE EQUITY FUND
-----------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL CAP     .   Invesco Advisers, Inc.
  EQUITY FUND
-----------------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN
 VARIABLE PRODUCT SERIES                                                     INVESTMENT MANAGER
 FUND, INC. - CLASS                                                           (OR SUB-ADVISER(S),
 B PORTFOLIO NAME         OBJECTIVE                                          AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS     The Portfolio's investment objective is long-term  .   AllianceBernstein L.P.
  INTERNATIONAL GROWTH    growth of capital.
  PORTFOLIO
--------------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE PORTFOLIOS,                                                         INVESTMENT MANAGER
 INC. - CLASS                                                                  (OR SUB-ADVISER(S),
 II PORTFOLIO NAME        OBJECTIVE                                           AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP MID   The fund seeks long-term capital growth. Income is  .   American Century Investment
  CAP VALUE FUND          a secondary objective.                                  Management, Inc.
--------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE PORTFOLIOS,     INVESTMENT MANAGER
 INC. - CLASS              (OR SUB-ADVISER(S),
 II PORTFOLIO NAME        AS APPLICABLE)
-------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP MID   .   American Century Investment
  CAP VALUE FUND              Management, Inc.
-------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R) -                                                          INVESTMENT MANAGER
 CLASS 4 SHARES                                                                  (OR SUB-ADVISER(S),
 PORTFOLIO NAME           OBJECTIVE                                             AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------------
BOND FUND/SM/             The fund's investment objective is to provide as      .   Capital Research and
                          high a level of current income as is consistent with      Management Company
                          the preservation of capital.
----------------------------------------------------------------------------------------------------------------------
GLOBAL SMALL              The fund's investment objective is to provide you     .   Capital Research and
  CAPITALIZATION FUND/SM/ with long-term growth of capital.                         Management Company
----------------------------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)         The fund's investment objective is to provide         .   Capital Research and
                          long-term capital appreciation.                           Management Company
----------------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS
 INSURANCE SERIES(R) -    INVESTMENT MANAGER
 CLASS 4 SHARES            (OR SUB-ADVISER(S),
 PORTFOLIO NAME           AS APPLICABLE)
-------------------------------------------------------------------------------------------------
BOND FUND/SM/             .   Capital Research and
                              Management Company

-------------------------------------------------------------------------------------------------
GLOBAL SMALL              .   Capital Research and
  CAPITALIZATION FUND/SM/     Management Company
-------------------------------------------------------------------------------------------------
NEW WORLD FUND(R)         .   Capital Research and
                              Management Company
-------------------------------------------------------------------------------------------------
 BLACKROCK VARIABLE                                               INVESTMENT MANAGER
 SERIES FUNDS, INC. -                                              (OR SUB-ADVISER(S),
 CLASS III PORTFOLIO NAME  OBJECTIVE                               AS APPLICABLE)
--------------------------------------------------------------------------------------------------------
BLACKROCK                  To seek high total investment return.  .   Adviser: BlackRock Advisors, LLC
  GLOBAL ALLOCATION V.I.                                          .   Sub-Adviser: BlackRock
  FUND                                                                Investment Management, LLC
--------------------------------------------------------------------------------------------------------
BLACKROCK LARGE            Seeks long-term capital growth.        .   Adviser: BlackRock Advisors, LLC
  CAP GROWTH V.I. FUND                                            .   Sub-Adviser: BlackRock
                                                                      Investment Management, LLC
 BLACKROCK VARIABLE        INVESTMENT MANAGER
 SERIES FUNDS, INC. -       (OR SUB-ADVISER(S),
 CLASS III PORTFOLIO NAME   AS APPLICABLE)
--------------------------------------------------------------------------------------------------------
BLACKROCK                  .   Adviser: BlackRock Advisors, LLC
  GLOBAL ALLOCATION V.I.   .   Sub-Adviser: BlackRock
  FUND                         Investment Management, LLC
--------------------------------------------------------------------------------------------------------
BLACKROCK LARGE            .   Adviser: BlackRock Advisors, LLC
  CAP GROWTH V.I. FUND     .   Sub-Adviser: BlackRock
                               Investment Management, LLC
--------------------------------------------------------------------------------------------------------------
 EATON VANCE VARIABLE
 TRUST                                                                INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                   SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
EATON VANCE VT            To provide a high level of current income.  .   Eaton Vance Management
  FLOATING-RATE INCOME
  FUND
--------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 EATON VANCE VARIABLE
 TRUST                    INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
EATON VANCE VT            .   Eaton Vance Management
  FLOATING-RATE INCOME
  FUND
-----------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS                                                       INVESTMENT MANAGER
 (VIP) - SERVICE CLASS                                                     (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                       AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks long-term capital appreciation.           .   Fidelity Management & Research
  CONTRAFUND(R) PORTFOLIO                                                     Company (FMR)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID       Seeks long-term growth of capital.              .   Fidelity Management &
  CAP PORTFOLIO                                                               Research Company (FMR)
------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks a high level of current income. The fund  .   Fidelity Management & Research
  STRATEGIC INCOME        may also seek capital appreciation.                 Company (FMR)
  PORTFOLIO
------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS       INVESTMENT MANAGER
 (VIP) - SERVICE CLASS     (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           .   Fidelity Management & Research
  CONTRAFUND(R) PORTFOLIO     Company (FMR)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID       .   Fidelity Management &
  CAP PORTFOLIO               Research Company (FMR)
-----------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           .   Fidelity Management & Research
  STRATEGIC INCOME            Company (FMR)
  PORTFOLIO
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
 FIRST TRUST VARIABLE                                                          INVESTMENT MANAGER
 INSURANCE TRUST PORTFOLIO                                                      (OR SUB-ADVISER(S),
 NAME                       OBJECTIVE                                          AS APPLICABLE
-----------------------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW JONES       Seeks to provide total return by allocating among  .   First Trust Advisors, L.P.
  DIVIDEND & INCOME         dividend-paying stocks and investment grade
  ALLOCATION PORTFOLIO      bonds.
-----------------------------------------------------------------------------------------------------------------------
FIRST TRUST MULTI INCOME    Seeks to provide a high level of current income,   .   First Trust Advisors L.P.
  ALLOCATION PORTFOLIO      with a secondary objective of capital
                            appreciation.
-------------------------------------------------------------------------------------------------------
 FIRST TRUST VARIABLE       INVESTMENT MANAGER
 INSURANCE TRUST PORTFOLIO   (OR SUB-ADVISER(S),
 NAME                       AS APPLICABLE
-------------------------------------------------------------------------------------------------------
FIRST TRUST/DOW JONES       .   First Trust Advisors, L.P.
  DIVIDEND & INCOME
  ALLOCATION PORTFOLIO
-------------------------------------------------------------------------------------------------------
FIRST TRUST MULTI INCOME    .   First Trust Advisors L.P.
  ALLOCATION PORTFOLIO

------------------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE                                                            INVESTMENT MANAGER
 PRODUCTS TRUST - CLASS                                                         (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                            AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------
FRANKLIN FOUNDING FUNDS   The Fund's principal investment goal is capital      .   Fund Administrator: Franklin
  ALLOCATION VIP FUND     appreciation. Its secondary goal is income.              Templeton Services, LLC
------------------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME VIP FUND  Seeks to maximize income while maintaining           .   Franklin Advisers, Inc.
                          prospects for capital appreciation.
------------------------------------------------------------------------------------------------------------------------
FRANKLIN RISING           Seeks long-term capital appreciation, with           .   Franklin Advisory Services, LLC
  DIVIDENDS VIP FUND      preservation of capital as an important
                          consideration.
------------------------------------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC        The Fund's principal investment goal is to seek a    .   Franklin Advisers, Inc.
  INCOME VIP FUND         high level of current income. Its secondary goal is
                          capital appreciation over long term.
------------------------------------------------------------------------------------------------------------------------
TEMPLETON DEVELOPING      Seeks long-term capital appreciation.                .   Templeton Asset Management Ltd.
  MARKETS  VIP FUND
------------------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL          Seeks high current income, consistent with           .   Franklin Advisers, Inc.
  BOND VIP FUND           preservation of capital. Capital appreciation is a
                          secondary consideration.
------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE INSURANCE                                              INVESTMENT MANAGER
 TRUST - SERVICE                                                  (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                              AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID     Seeks long-term capital appreciation.  .
  CAP VALUE FUND                                                     Goldman Sachs Asset Management, L.P.
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE INSURANCE       INVESTMENT MANAGER
 TRUST - SERVICE           (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    AS APPLICABLE)
----------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID     .
  CAP VALUE FUND              Goldman Sachs Asset Management, L.P.
----------------------------------------------------------------------------------------------------------
 HARTFORD - CLASS IC
 SHARE                                                          INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                             SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------
HARTFORD CAPITAL          The Fund seeks growth of capital.     .   Hartford Funds Management
  APPRECIATION HLS FUND                                             Company,
                                                                    LLC Sub-adviser: Wellington Management
                                                                    Company, LLC
-----------------------------------------------------------------------------------------------------------
HARTFORD GROWTH           The Fund seeks capital appreciation.  .   Hartford Funds Management
  OPPORTUNITIES HLS FUND                                            Company, LLC
                                                                    Sub-adviser: Wellington Management
                                                                    Company, LLC
-----------------------------------------------------------------------------------------------------------
 HARTFORD - CLASS IC
 SHARE                    INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
HARTFORD CAPITAL          .   Hartford Funds Management
  APPRECIATION HLS FUND       Company,
                              LLC Sub-adviser: Wellington Management
                              Company, LLC
------------------------------------------------------------------------------------------------------------
HARTFORD GROWTH           .   Hartford Funds Management
  OPPORTUNITIES HLS FUND      Company, LLC
                              Sub-adviser: Wellington Management
                              Company, LLC
------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE                                                INVESTMENT MANAGER
 INSURANCE PORTFOLIOS PORTFOLIO                                     (OR SUB-ADVISER(S),
 NAME                            OBJECTIVE                         AS APPLICABLE)
---------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET              To seek to provide total return.  .   Waddell & Reed Investment
  STRATEGY                                                             Management Company (WRIMCO)
---------------------------------------------------------------------------------------------------------
IVY FUNDS VIP DIVIDEND           To seek to provide total return.  .   Waddell & Reed Investment
  OPPORTUNITIES                                                        Management Company (WRIMCO)
---------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE              INVESTMENT MANAGER
 INSURANCE PORTFOLIOS PORTFOLIO   (OR SUB-ADVISER(S),
 NAME                            AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ASSET              .   Waddell & Reed Investment
  STRATEGY                           Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP DIVIDEND           .   Waddell & Reed Investment
  OPPORTUNITIES                      Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE                                                                     INVESTMENT MANAGER
 INSURANCE PORTFOLIOS PORTFOLIO                                                          (OR SUB-ADVISER(S),
 NAME                            OBJECTIVE                                              AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY             To seek to provide capital growth and appreciation.    .   Waddell & Reed Investment
                                                                                            Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP GLOBAL             To seek to provide capital growth and appreciation.    .   Waddell & Reed Investment
  NATURAL RESOURCES                                                                         Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP HIGH INCOME        To seek to provide total return through a combination  .   Waddell & Reed Investment
                                 of high current income and capital appreciation.           Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MID CAP            To seek to provide growth of capital.                  .   Waddell & Reed Investment
  GROWTH                                                                                    Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SCIENCE            To seek to provide growth of capital.                  .   Waddell & Reed Investment
  AND TECHNOLOGY                                                                            Management Company (WRIMCO)
--------------------------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SMALL CAP          To seek to provide growth of capital.                  .   Waddell & Reed Investment
  GROWTH                                                                                    Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE              INVESTMENT MANAGER
 INSURANCE PORTFOLIOS PORTFOLIO   (OR SUB-ADVISER(S),
 NAME                            AS APPLICABLE)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP ENERGY             .   Waddell & Reed Investment
                                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP GLOBAL             .   Waddell & Reed Investment
  NATURAL RESOURCES                  Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP HIGH INCOME        .   Waddell & Reed Investment
                                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP MID CAP            .   Waddell & Reed Investment
  GROWTH                             Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SCIENCE            .   Waddell & Reed Investment
  AND TECHNOLOGY                     Management Company (WRIMCO)
------------------------------------------------------------------------------------------------------------
IVY FUNDS VIP SMALL CAP          .   Waddell & Reed Investment
  GROWTH                             Management Company (WRIMCO)
---------------------------------------------------------------------------------------------------------
 LAZARD RETIREMENT                                               INVESTMENT MANAGER
 SERIES, INC. - SERVICE                                           (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                              AS APPLICABLE)
---------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT         Seeks long-term capital appreciation.  .   Lazard Asset Management LLC
  EMERGING MARKETS
  EQUITY PORTFOLIO
-----------------------------------------------------------------------------------------------------
 LAZARD RETIREMENT        INVESTMENT MANAGER
 SERIES, INC. - SERVICE    (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LAZARD RETIREMENT         .   Lazard Asset Management LLC
  EMERGING MARKETS
  EQUITY PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------
 LEGG MASON PARTNERS
 VARIABLE EQUITY TRUST
 - SHARE CLASS II                                                                  INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                                SUB-ADVISER(S), AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund seeks capital appreciation.                     .   Legg Mason Partners Fund
  AGGRESSIVE GROWTH                                                                    Advisor, LLC Sub-Adviser:
  PORTFOLIO                                                                            ClearBridge Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund's primary investment objective is to provide a  .   Legg Mason Partners Fund
  EQUITY INCOME PORTFOLIO high level of current income. Long term capital              Advisor, LLC Sub-Adviser:
                          appreciation is its secondary objective.                     ClearBridge Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      The fund seeks long-term appreciation of capital.        .   Legg Mason Partners Fund
  APPRECIATION                                                                         Advisor, LLC
  PORTFOLIO/(++)/                                                                  .   Sub-Adviser: ClearBridge
                                                                                       Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE MID  The fund seeks long-term growth of capital.              .   Legg Mason Partners Fund
  CAP CORE PORTFOLIO                                                                   Advisor, LLC
                                                                                   .   Sub-Adviser: ClearBridge
                                                                                       Investments, LLC
---------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 LEGG MASON PARTNERS
 VARIABLE EQUITY TRUST
 - SHARE CLASS II         INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      .   Legg Mason Partners Fund
  AGGRESSIVE GROWTH           Advisor, LLC Sub-Adviser:
  PORTFOLIO                   ClearBridge Investments, LLC
-----------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      .   Legg Mason Partners Fund
  EQUITY INCOME PORTFOLIO     Advisor, LLC Sub-Adviser:
                              ClearBridge Investments, LLC
-----------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE      .   Legg Mason Partners Fund
  APPRECIATION                Advisor, LLC
  PORTFOLIO/(++)/         .   Sub-Adviser: ClearBridge
                              Investments, LLC
-----------------------------------------------------------------------------------------------------
CLEARBRIDGE VARIABLE MID  .   Legg Mason Partners Fund
  CAP CORE PORTFOLIO          Advisor, LLC
                          .   Sub-Adviser: ClearBridge
                              Investments, LLC
-----------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
 LEGG MASON GLOBAL ASSET
 MANAGEMENT
 VARIABLE TRUST - SHARE
 CLASS II                                                                         INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                               SUB-ADVISER(S), AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------------
LEGG MASON BW ABSOLUTE    Positive returns that are independent of market         .   Legg Mason Partners Fund
  RETURN OPPORTUNITIES    cycles.                                                     Advisor, LLC
  VIT PORTFOLIO/(++)/                                                             .   Sub-Adviser: Brandywine Global
                                                                                      Investment Management, LLC
--------------------------------------------------------------------------------------------------------------------------
LEGG MASON DYNAMIC        The fund seeks the highest total return (that is, a     .   Legg Mason Partners Fund
  MULTI-STRATEGY VIT      combination of income and long-term capital                 Advisor, LLC
  PORTFOLIO               appreciation) over time consistent with its asset mix.  .   Sub-Adviser: Legg Mason Global
                          The fund will seek to reduce volatility as a secondary      Asset Allocation, LLC
                          objective.                                              .   Sub-Adviser: Western Asset
                                                                                      Management Company
--------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 LEGG MASON GLOBAL ASSET
 MANAGEMENT
 VARIABLE TRUST - SHARE
 CLASS II                 INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LEGG MASON BW ABSOLUTE    .   Legg Mason Partners Fund
  RETURN OPPORTUNITIES        Advisor, LLC
  VIT PORTFOLIO/(++)/     .   Sub-Adviser: Brandywine Global
                              Investment Management, LLC
-----------------------------------------------------------------------------------------------------
LEGG MASON DYNAMIC        .   Legg Mason Partners Fund
  MULTI-STRATEGY VIT          Advisor, LLC
  PORTFOLIO               .   Sub-Adviser: Legg Mason Global
                              Asset Allocation, LLC
                          .   Sub-Adviser: Western Asset
                              Management Company
-----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES                                                        INVESTMENT MANAGER
 FUND, INC. - CLASS                                                         (OR SUB-ADVISER(S),
 VC PORTFOLIO NAME        OBJECTIVE                                        AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND          The fund's investment objective is to seek high  .   Lord, Abbett & Co. LLC
  DEBENTURE PORTFOLIO     current income and the opportunity for capital
  (VC)                    appreciation to produce a high total return.
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES       INVESTMENT MANAGER
 FUND, INC. - CLASS        (OR SUB-ADVISER(S),
 VC PORTFOLIO NAME        AS APPLICABLE)
-----------------------------------------------------------------------------------------------------
LORD ABBETT BOND          .   Lord, Abbett & Co. LLC
  DEBENTURE PORTFOLIO
  (VC)
-----------------------------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUST                                                              INVESTMENT MANAGER
 - SERVICE                                                                     (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                           AS APPLICABLE)
--------------------------------------------------------------------------------------------------------------------
MFS(R) INTERNATIONAL      The fund's investment objective is to seek capital  .   Massachusetts Financial Services
  VALUE PORTFOLIO         appreciation.                                           Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH   The fund's investment objective is to seek capital  .   Massachusetts Financial Services
  STOCK SERIES            appreciation.                                           Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST    The fund's investment objective is to seek capital  .   Massachusetts Financial Services
  SERIES                  appreciation.                                           Company
--------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES   The fund's investment objective is to seek total    .   Massachusetts Financial Services
                          return.                                                 Company
--------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUST          INVESTMENT MANAGER
 - SERVICE                 (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
MFS(R) INTERNATIONAL      .   Massachusetts Financial Services
  VALUE PORTFOLIO             Company
-------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH   .   Massachusetts Financial Services
  STOCK SERIES                Company
-------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST    .   Massachusetts Financial Services
  SERIES                      Company
-------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES   .   Massachusetts Financial Services
                              Company
-------------------------------------------------------------------------------------------------------
 NEUBERGER BERMAN
 ADVISERS
 MANAGEMENT TRUST - S
 CLASS SHARES                                                              INVESTMENT MANAGER (OR
 PORTFOLIO NAME           OBJECTIVE                                        SUB-ADVISER(S), AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN          The fund seeks capital appreciation with an      .   Neuberger Berman Management LLC
  ABSOLUTE RETURN         emphasis on absolute (i.e., positive) returns.
  MULTI-MANAGER PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN          The fund seeks long-term growth of capital by    .   Neuberger Berman Management LLC
  INTERNATIONAL EQUITY    investing primarily in common stocks of foreign
  PORTFOLIO (Formerly     companies.
  Neuberger Berman
  International
  Portfolio)
-----------------------------------------------------------------------------------------------------------------
 NEUBERGER BERMAN
 ADVISERS
 MANAGEMENT TRUST - S
 CLASS SHARES             INVESTMENT MANAGER (OR
 PORTFOLIO NAME           SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN          .   Neuberger Berman Management LLC
  ABSOLUTE RETURN
  MULTI-MANAGER PORTFOLIO
-------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN          .   Neuberger Berman Management LLC
  INTERNATIONAL EQUITY
  PORTFOLIO (Formerly
  Neuberger Berman
  International
  Portfolio)
-------------------------------------------------------------------------------------------------------
 NORTHERN LIGHTS                                                          INVESTMENT MANAGER
 VARIABLE TRUST                                                            (OR SUB-ADVISER(S),
 PORTFOLIO NAME           OBJECTIVE                                       AS APPLICABLE
----------------------------------------------------------------------------------------------------------------
7TWELVE/TM/ BALANCED      The Portfolio seeks to provide superior risk-   .   7Twelve Advisors, LLC
  PORTFOLIO/(*)/          adjusted returns when compared to the bond and
                          equity markets in general.
 NORTHERN LIGHTS          INVESTMENT MANAGER
 VARIABLE TRUST            (OR SUB-ADVISER(S),
 PORTFOLIO NAME           AS APPLICABLE
-------------------------------------------------------------------------------------------------------
7TWELVE/TM/ BALANCED      .   7Twelve Advisors, LLC
  PORTFOLIO/(*)/

----------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST                                                          INVESTMENT MANAGER
 - ADVISOR                                                                 (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                       AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------
PIMCO                     Seeks maximum real return consistent with       .   Pacific Investment Management
  COMMODITYREALRETURN(R)  prudent investment management.                      Company LLC
  STRATEGY PORTFOLIO
----------------------------------------------------------------------------------------------------------------
PIMCO REAL RETURN         Seeks maximum real return, consistent with      .   Pacific Investment Management
  PORTFOLIO               preservation of real capital and prudent            Company LLC
                          investment management.
----------------------------------------------------------------------------------------------------------------
PIMCO TOTAL RETURN        Seeks maximum total return, consistent with     .   Pacific Investment Management
  PORTFOLIO               preservation of capital and prudent investment      Company LLC
                          management.
----------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST          INVESTMENT MANAGER
 - ADVISOR                 (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
PIMCO                     .   Pacific Investment Management
  COMMODITYREALRETURN(R)      Company LLC
  STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------------------
PIMCO REAL RETURN         .   Pacific Investment Management
  PORTFOLIO                   Company LLC

-------------------------------------------------------------------------------------------------------
PIMCO TOTAL RETURN        .   Pacific Investment Management
  PORTFOLIO                   Company LLC

-------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                           INVESTMENT MANAGER
 PROFUNDS VP PORTFOLIO                                                      (OR SUB-ADVISER(S),
 NAME                     OBJECTIVE                                        AS APPLICABLE)
-----------------------------------------------------------------------------------------------------------------
PROFUND VP BIOTECHNOLOGY  Seeks investment results, before fees and        .   ProFund Advisors LLC
                          expenses, that correspond to the performance of
                          the Dow Jones U.S. Biotechnology/ /Index/SM/.
-----------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                          INVESTMENT MANAGER
 PROFUNDS VP PORTFOLIO     (OR SUB-ADVISER(S),
 NAME                     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
PROFUND VP BIOTECHNOLOGY  .   ProFund Advisors LLC

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 PUTNAM VARIABLE TRUST -
 IB SHARE                                                              INVESTMENT MANAGER (OR
 CLASS PORTFOLIO NAME     OBJECTIVE                                    SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED     As high a level of current income as Putnam  .   Investment Manager: Putnam
  INCOME FUND             Investment Management, LLC believes is           Investment Management, LLC
                          consistent with preservation of capital.     .   Sub-Manager: Putnam Investments
                                                                           Limited, LLC
-------------------------------------------------------------------------------------------------------
 PUTNAM VARIABLE TRUST -
 IB SHARE                 INVESTMENT MANAGER (OR
 CLASS PORTFOLIO NAME     SUB-ADVISER(S), AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED     .   Investment Manager: Putnam
  INCOME FUND                 Investment Management, LLC
                          .   Sub-Manager: Putnam Investments
                              Limited, LLC
------------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY                                                       INVESTMENT MANAGER
 SERIES, INC. PORTFOLIO                                                      (OR SUB-ADVISER(S),
 NAME                     OBJECTIVE                                         AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE             Seeks long-term capital appreciation through      .   T. Rowe Price Associates, Inc.
  HEALTH SCIENCES         investment in companies expected to benefit from
  PORTFOLIO - II          changes in the health care, medicine or life
                          sciences fields.
-------------------------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY     INVESTMENT MANAGER
 SERIES, INC. PORTFOLIO    (OR SUB-ADVISER(S),
 NAME                     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
T. ROWE PRICE             .   T. Rowe Price Associates, Inc.
  HEALTH SCIENCES
  PORTFOLIO - II

                        CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------
                                                                             INVESTMENT MANAGER
 VAN ECK VIP TRUST - S                                                        (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                          AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD   Seeks long-term capital appreciation by investing  .   Van Eck Associates Corporation
  ASSETS FUND             primarily in hard asset securities. Income is a
                          secondary consideration.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                          INVESTMENT MANAGER
 VAN ECK VIP TRUST - S     (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD   .   Van Eck Associates Corporation
  ASSETS FUND

-------------------------------------------------------------------------------------------------------

(1)This variable investment option is also available as a Protected Benefit account variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" earlier in this section.
(2)The AXA Ultra Conservative Strategy investment option is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.
(*)7Twelve(TM) is a registered trademark belonging to Craig L. Israelsen.

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES
OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS
CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE
PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN
COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY
CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                        CONTRACT FEATURES AND BENEFITS

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information"
later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protected Benefit account value.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)the minimum interest rate guaranteed over the life of the contract,

(2)the yearly guaranteed interest rate for the calendar year, and

(3)the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

Your lifetime minimum rate is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2014 is 1.00%. Current interest rates will never be less than the yearly guaranteed interest rate.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options"
later in this Prospectus for restrictions on transfers from the guaranteed interest option.

ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Investment account variable investment options, the guaranteed interest option or an available Special DCA program. If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protected Benefit account variable investment options or a Special DCA program. Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for future transfers to the Protected Benefit account variable investment options will fund your
Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protected Benefit account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and have the GMIB and the Highest Anniversary Value death benefit. You allocate
$60,000 to the Protected Benefit account variable investment options and
$40,000 to the Investment account variable investment options. The $60,000 will be included in your Protected Benefit account value and will be used to calculate your GMIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protected
Benefit account variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. Please see "How you can purchase and contribute to your contract" and the table in Appendix IX for additional information regarding certain limitations on contributions that may apply to your contract.

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. (Your investment allocations may be subject to the ATP if you have the GMIB, as described in
''Asset transfer program (''ATP'')'' later in this Prospectus.) If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.

We may offer an optional rebalancing program for amounts allocated to your
Investment account variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

We do not offer an optional rebalancing program for amounts allocated to your
Protected Benefit account variable investment options. You can rebalance your
Protected Benefit account value by submitting

                        CONTRACT FEATURES AND BENEFITS

a one-time request to rebalance. See "Rebalancing among your Protected Benefit account variable investment options" in "Transferring your money among investment options" later in this Prospectus.

For contracts with the GMIB, you cannot make a contribution or transfer into the AXA Ultra Conservative Strategy investment option. On a limited basis, you can initiate a complete transfer out of the AXA Ultra Conservative Strategy investment option up to your contract date anniversary following age 85, subject to certain restrictions. We refer to this as the ATP exit option.
Please see ''Asset transfer program (''ATP'')'' later in this section.
Transfers into or out of the AXA Ultra Conservative Strategy investment option do not require new allocation instructions.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions.

TRANSFERS. Once you allocate amounts to the Protected Benefit account variable investment options, such amounts may be transferred among the Protected Benefit account variable investment options, but may not be transferred to the
Investment account variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See
"Transferring your account value" in "Transferring your money among investment options."

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone(R) Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
UNITS MEASURE YOUR VALUE IN EACH VARIABLE INVESTMENT OPTION.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement
Cornerstone(R) Series contracts:

..   Special dollar cost averaging;

..   Special money market dollar cost averaging;

..   General dollar cost averaging;

..   Investment simplifier.

The only dollar cost averaging programs that are available to fund your
Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the "Special DCA programs"). Depending on the
Retirement Cornerstone(R) Series contract you own, you will have one of the
Special DCA programs available to you, but not both. The Special DCA programs allow you to gradually fund your Protected Benefit account value through systematic transfers to the Protected Benefit account variable investment options. Amounts allocated to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options are included in the benefit bases for your Guaranteed benefits. Also, you may make systematic transfers to the Investment account variable investment options and the guaranteed interest option. Amounts in the account for special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a
Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed minimum income benefit" and
"Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment account variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment account variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment account variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options."

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see
Appendix V later in this Prospectus.

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series CP(R) contracts.

SPECIAL DOLLAR COST AVERAGING

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than 1% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed

                        CONTRACT FEATURES AND BENEFITS

interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the special dollar cost averaging time period.
Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protected Benefit account variable investment options, the
Investment account variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protected Benefit account variable investment options count toward your Guaranteed benefits on the business day you establish the program.

                              -------------------

Under both Special DCA programs, the following applies:

..   Initial contributions to a Special DCA program must be at least $2,000;
    subsequent contributions to an existing Special DCA program must be at least $250;

..   Subsequent contributions to an existing program does not extend the time period of the program;

..   Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

..   We offer time periods of 3, 6 or 12 months. We may also offer other time periods. You may only have one time period in effect at any time and once you select a time period, you may not change it;

..   Contributions to a Special DCA program may be designated for the Protected
    Benefit account variable investment options, the Investment account variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of one of our Special DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the
      Special DCA program and any other investment options available under the contract.

   -- Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus;

..   Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protected Benefit account to amounts allocated to the Investment account will not change. However, amounts will be allocated within each account according to your new instructions;

..   Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protected Benefit account variable investment options. The
    Annual Roll-up rate (or Deferral Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protected Benefit account variable investment options. For Series CP(R) contracts, the Annual Roll-up rate (or Deferral
    Roll-up rate, if applicable) in effect will not be applied to credits associated with contributions allocated to the Special DCA program that are designated to be transferred to the Protected Benefit account variable investment options;

..   IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
    ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTED
    BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL DCA PROGRAM
    HAS TRANSFERS SCHEDULED TO THE PROTECTED BENEFIT ACCOUNT VARIABLE
    INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER,
    SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTED BENEFIT ACCOUNT VARIABLE
    INVESTMENT OPTIONS UNDER A SPECIAL DCA PROGRAM WILL NOT BE PERMITTED;

..   We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date will be made at the time of the first contribution, and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

..   Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account

                        CONTRACT FEATURES AND BENEFITS

   after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus.
   See "How withdrawals affect your Guaranteed benefits" later in this section;

..   For contracts with the GMIB, ATP transfers are not taken out of amounts allocated to a Special DCA program. Please see ''Asset transfer program
    (''ATP'')'' later in this section.

..   Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. See "Rebalancing among your Investment account variable investment options and guaranteed interest option" in "Transferring your money among investment options"
    later in this Prospectus to learn more about rebalancing;

..   All of the dollar cost averaging programs available under your Retirement
    Cornerstone(R) Series contracts can be selected if you enrolled in our
    Systematic transfer program. However, no amounts will be transferred out of a Special DCA program as part of the Systematic transfer program;

..   A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

..   The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

..   You may cancel your participation at any time. If you terminate your
    Special DCA program, we will allocate any remaining amounts in your Special
    DCA program pursuant to your program allocations on file;

..   If you are dollar cost averaging into the Protected Benefit account variable investment options when you decide to drop all Guaranteed benefits
    ("post-funding drop"), we will default future transfers designated for the
    Protected Benefit account variable investment options to the corresponding
    Investment account variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment account variable investment options. See "Dropping or changing your Guaranteed benefits"
    later in this section and Appendix I for more information; and

..   We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least
$5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment account variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this
Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis.
The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the
Investment account variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value"
in "Transferring your money among investment options" later in this Prospectus.
While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment account variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the

                        CONTRACT FEATURES AND BENEFITS

last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this
Prospectus.

CREDITS AND EARNINGS BONUS (FOR SERIES CP(R) CONTRACTS)

Under certain circumstances credits and the Earnings bonus will be allocated to your Total account value. We do not include these amounts in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits and the Earnings bonus are part of the Protected Benefit account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GMIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). Credits and Earnings bonus are included in the assessment of any charge that is based on your Total account value. Credits and Earnings bonus are also not considered to be part of your investment in the contract for tax purposes. For more information on how credits and the Earnings bonus affect your benefit bases, see "Series CP(R), and your Guaranteed benefit bases" later in this section.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit and Earnings bonus. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP(R)
contract for more than 10 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

For a state-by-state description of all material variations of the contracts, including information on the recovery of credits, see Appendix V later in this
Prospectus.

CREDITS ON CONTRIBUTIONS. A credit will be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. The amount of the credit will be 3% of each contribution. This credit percentage will be credited to your initial contribution and each eligible subsequent contribution. THE CREDIT WILL APPLY
TO SUBSEQUENT CONTRIBUTIONS ONLY TO THE EXTENT THAT THE SUM OF THAT
CONTRIBUTION AND PRIOR CONTRIBUTIONS TO WHICH NO CREDIT WAS APPLIED EXCEEDS THE
TOTAL WITHDRAWALS MADE FROM THE CONTRACT SINCE THE ISSUE DATE. THE CREDIT WILL
NOT BE APPLIED IN CONNECTION WITH A PARTIAL CONVERSION OF A TRADITIONAL IRA
CONTRACT TO A ROTH IRA CONTRACT.

For example, assume you make an initial contribution of $100,000 to your contract with the entire amount allocated to the Investment account. Your
Investment account is credited with $3,000 (3% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000 to the Investment account. You receive no credit on your
$3,000 contribution since it does not exceed your total withdrawals ($7,000).
Further assume that you make another subsequent contribution of $10,000 to the
Investment account. At that time, your Investment account will be credited with
$180 [3% x (10,000 + 3,000 - 7,000)].

CREDIT RECOVERY. We do not recover amounts associated with the Earnings bonus.
We will recover all or a portion of the credits on contributions in the following situations:

..   If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your Total account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct)
    associated with your contributions and the full amount of the credit. See
    "Charges and expenses" later in this Prospectus for more information.

..   If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

..   If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your Total account value is credited with $3,000 (3% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your Total account value by $3,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis (including any amounts in the AXA Ultra Conservative Strategy investment option) and the guaranteed interest option. We do not include credits in the calculation of any withdrawal charge.

EARNINGS BONUS. An amount equal to 5% of your annual investment gains, called an Earnings bonus, will be added to your Total account value on each contract date anniversary that your Total account value is greater than your Account value peak. At contract issue, your Account value peak equals your initial contribution plus any eligible credit on your contribution. Your Account value peak is increased by subsequent contributions, including any corresponding credits on those contributions. Your Account value peak is NOT decreased by withdrawals. On each contract date anniversary, we will determine if you have investment gains by comparing your Total account value to your Account value peak. If your Account value peak is greater than your Total account value, you have no investment gains available for the Earnings bonus. If your Total account value is greater than your Account value peak, your gains will equal your Total account value minus your current Account value peak and we will increase your Total account value by an amount equal to 5% of your gains. The increase to

                        CONTRACT FEATURES AND BENEFITS

your Total account value will occur after any applicable optional benefit base ratchet or reset. Your new Account value peak will then equal your increased
Total account value.

The Earnings bonus will be allocated to your Investment account value and your
Protected Benefit account value in proportion to your investment in those accounts as of that contract date anniversary. Furthermore, the Earnings bonus will be allocated within each account according to your allocation instructions on file. If you do not have allocation instructions on file, the Earnings bonus will be allocated among your investment options in proportion to your investments on that date.

For example, assume you make an initial contribution of $100,000 to your contract. Your Total account value increases by a $3,000 credit on contributions (3% x $100,000). Your Account value peak is $103,000. Later, you make a subsequent contribution of $100,000. Your Total account value increases by an additional $3,000 credit on contributions (3% x $100,000). Your subsequent contribution increases your Account value peak to $206,000 ($103,000
+ $103,000). Assume you make no further contributions and on your next contract date anniversary your Total account value is $240,000. Your Total account value
($240,000) is greater than your Account value peak ($206,000) and your gain is
$34,000 ($240,000 - $206,000). Your Earnings bonus on your investment gain is
$1,700 (5% x $34,000). Your new Total account value is increased to $241,700, which is also your new Account value peak.

ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the GMIB and annuity payout options. The GMIB is discussed under
''Guaranteed minimum income benefit (''GMIB'')'' below and annuity payout options are discussed under ''Your annuity payout options'' in ''Accessing your money'' later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options.

GUARANTEED MINIMUM INCOME BENEFIT

This section describes the Guaranteed minimum income benefit, or "GMIB". The
GMIB guarantees, subject to certain restrictions, annual lifetime payments
("Lifetime GMIB payments") that are calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. You choose whether you want the option to be paid on a single or joint life basis at the time the GMIB is exercised.

Lifetime GMIB payments will begin at the earliest of:

(i)the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii)the contract date anniversary following your 95th birthday; or

(iii)your election to exercise the GMIB.

We reserve the right to change the annuity option or make other forms of payout options available at any time. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

When you exercise the GMIB, the annual lifetime income that you will receive will be the greater of (i) your GMIB which is calculated by applying your GMIB benefit base, less any applicable withdrawal charge remaining (if exercised prior to age 95), to GMIB guaranteed annuity purchase factors, or (ii) the income provided by applying your Protected Benefit account value to our then current annuity purchase factors or base contract guaranteed annuity purchase factors. The GMIB benefit base is applied only to the guaranteed annuity purchase factors under the GMIB in your contract and not to any other guaranteed or current annuity purchase rates. Your Total account value is never applied to the guaranteed annuity purchase factors under GMIB. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

If there is no Investment account value remaining when you elect to receive annual lifetime income, your contract (including its death benefit and any account or cash values) will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

BEFORE YOU ELECT THE GMIB, YOU SHOULD CONSIDER THE FACT THAT IT PROVIDES A FORM
OF INSURANCE AND IS BASED ON CONSERVATIVE ACTUARIAL FACTORS. THEREFORE, EVEN IF
YOUR PROTECTED BENEFIT ACCOUNT VALUE IS LESS THAN YOUR BENEFIT BASE, YOU MAY
GENERATE MORE INCOME BY APPLYING YOUR PROTECTED BENEFIT ACCOUNT VALUE TO
CURRENT ANNUITY PURCHASE FACTORS. We will make this comparison for you upon request.

Surrendering your contract will terminate your GMIB. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

The GMIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GMIB payments without reducing your GMIB benefit base. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage
("the Annual Roll-up rate") to your GMIB benefit base. Lifetime GMIB payments and your Annual withdrawal amount are described later in this section. With respect to your GMIB, it is important to note the following:

..   Once a withdrawal is taken from your Protected Benefit account, you cannot make additional contributions to your Protected Benefit account, either directly or through a Special DCA program. You can, however, continue to make transfers from your Investment account to the Protected Benefit account variable investment options until such time you make a subsequent contribution to your Investment account at which point transfers into the
    Protected Benefit account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment account.

..   Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GMIB. An Excess withdrawal that reduces your Protected Benefit account value to zero will cause your GMIB to terminate.

In order to fund your Guaranteed minimum income benefit, you must make contributions or transfers to the Protected Benefit account.

                        CONTRACT FEATURES AND BENEFITS

The GMIB can be elected by owners age 20 - 80 (ages 20 - 70 for Series CP(R))
and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GMIB will be based on the older owner's age. The
GMIB cannot be added to your contract at a later date, if you do not elect this benefit at issue.

You can drop your GMIB at any time prior to funding your Protected Benefit account. If you fund your Protected Benefit account at issue, you can drop your
GMIB provided that all contributions to the contract are no longer subject to withdrawal charges. If you fund your Protected Benefit account after issue, you cannot drop the GMIB until the later of (i) the contract date anniversary following the date the Protected Benefit account is funded, and (ii) the expiration of all withdrawal charges. It is important to note that if you decide to drop your GMIB, either before or after funding your Protected Benefit account, your Guaranteed minimum death benefit may be affected. Please see
"Dropping or changing your Guaranteed benefits" later in this section and
Appendix I for more information.

When you purchase a contract with the GMIB, you can combine it with one of our
Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of"
death benefit. The GMIB cannot be combined with the "Greater of" death benefit if you are age 66 or older, or with the RMD Wealth Guard death benefit at the time your contract is issued.

There is an additional charge for the GMIB which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this
Prospectus.

If you have the GMIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information,"
later in this Prospectus.

--------------------------------------------------------------------------------
THE GUARANTEED MINIMUM INCOME BENEFIT SHOULD BE REGARDED AS A SAFETY NET ONLY.
--------------------------------------------------------------------------------

GMIB BENEFIT BASE

Your GMIB has a benefit base. We apply a Roll-up rate to your GMIB benefit base. When you purchase your contract, you may elect either the GMIB Two-Year
Lock or the GMIB Multi-Year Lock. Once you choose a Lock-in Rate option, it cannot be changed. See "GMIB benefit base" and "New business rates" later in this Prospectus for more information.

Your GMIB benefit base is not an account value or cash value. The GMIB benefit base is used to calculate your Lifetime GMIB payments, your Annual withdrawal amount and the charge for the benefit. Your GMIB benefit base is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through a
    Special DCA program; plus

..   Any amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any transfers to the Protected Benefit account variable investment options;
    less

..   A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); less

..   A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus

..   "Deferral Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. Any withdrawals during the first contract year you fund the Protected Benefit account will reduce your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

--------------------------------------------------------------------------------
EITHER THE DEFERRAL ROLL-UP AMOUNT OR THE ANNUAL ROLL-UP AMOUNT IS CREDITED TO
THE BENEFIT BASES OF YOUR GUARANTEED BENEFITS ON EACH CONTRACT DATE
ANNIVERSARY. THESE AMOUNTS ARE CALCULATED BY TAKING INTO ACCOUNT YOUR GMIB
BENEFIT BASE FROM THE PRECEDING CONTRACT DATE ANNIVERSARY, THE APPLICABLE
ROLL-UP RATE UNDER YOUR CONTRACT, CONTRIBUTIONS AND TRANSFERS TO THE PROTECTED
BENEFIT ACCOUNT DURING THE CONTRACT YEAR AND FOR THE ANNUAL ROLL-UP AMOUNT, ANY
WITHDRAWALS UP TO THE ANNUAL WITHDRAWAL AMOUNT DURING THE CONTRACT YEAR. ANY
WITHDRAWALS DURING THE FIRST CONTRACT YEAR YOU FUND YOUR PROTECTED BENEFIT
ACCOUNT WILL REDUCE YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR BASIS,
BUT NOT LESS THAN ZERO. HOWEVER, A RMD WITHDRAWAL FROM OUR RMD PROGRAM WILL NOT
REDUCE YOUR ANNUAL ROLL-UP AMOUNT IN THE YEAR YOU FIRST FUND YOUR PROTECTED
BENEFIT ACCOUNT. THE CALCULATION OF BOTH THE DEFERRAL ROLL-UP AMOUNT AND THE
ANNUAL ROLL-UP AMOUNT ARE DISCUSSED LATER IN THIS SECTION.
--------------------------------------------------------------------------------

Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GMIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GMIB benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL IN EXCESS OF YOUR ANNUAL
WITHDRAWAL AMOUNT WILL REDUCE YOUR GMIB BENEFIT BASE ON A PRO RATA BASIS. SEE
"ANNUAL WITHDRAWAL AMOUNT" LATER IN THIS SECTION.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier.
See "Annual reset options" later in this section.

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for the Protected
Benefit account variable investment options will fund your GMIB. These amounts will be included in your GMIB benefit base and will become part of your
Protected Benefit account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(R) -- Series B contract with an initial contribution of $100,000 and allocate $60,000 to the Protected

                        CONTRACT FEATURES AND BENEFITS

Benefit account variable investment options and $40,000 to the Investment account variable investment options. Your initial GMIB benefit base will be
$60,000.

You can fund your GMIB benefit by allocating money to the Protected Benefit account variable investment options (either directly or through a special DCA program) immediately or at some later date. Allocations to the Protected
Benefit account variable investment options also fund your Guaranteed minimum death benefit.

Your "Deferral Roll-up amount" and "Annual Roll-up amount" are described below.
Your GMIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GMIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GMIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your
Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this
Prospectus.

For Series CP(R) contracts only, any credit amounts attributable to your contributions or Earnings bonus are not included in your GMIB benefit base.
This includes credit or Earnings bonus amounts transferred from your Investment account. Credit and Earnings bonus amounts allocated to your Investment account are always considered transferred first. Amounts transferred in excess of credit or Earnings bonus amounts, which may include earnings on these amounts, will increase your GMIB benefit base. All transfers, however, will increase your Protected Benefit account value by the total amount of the transfer.

For example, you make an initial contribution of $100,000 and allocate the entire $100,000 to the Investment account variable investment options. Your
Investment account is credited with $3,000 (3% x $100,000). Assume you later transfer $4,000 to the Protected Benefit account variable investment options, which represents the credit amount plus earnings, some of which are attributable to the credit amount. Your GMIB benefit base would equal $1,000
($4,000 - $3,000). However, your Protected Benefit account value would still increase by the transfer, which in this example is $4,000. For more information, see "Series CP(R) contracts and your Guaranteed benefit bases"
below.

As discussed earlier in this section, your GMIB benefit base is not an account value or cash value. As a result, the GMIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix III later in this Prospectus for an example of how the GMIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protected Benefit account. A withdrawal from your Protected
Benefit account in the first contract year in which you fund the Protected
Benefit account will reduce your GMIB benefit base on a pro rata basis.
Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your
GMIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GMIB benefit base on a pro rata basis. See
"Annual withdrawal amount" later in this section.

For a description of how the ATP exit option will impact your GMIB benefit base, see ''ATP exit option'' later in this section.

GMIB BENEFIT BASE RESET

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your GMIB benefit base will automatically "reset" to equal the Protected Benefit account value, if higher, on every contract date anniversary from the date you first fund your Protected
Benefit account, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier. You must notify us in writing that you want to opt out of any automatic reset program. You can send us a written request to opt back in to an automatic reset program at a later date. We reserve the right to change or discontinue our reset programs at any time.

For Series CP(R) contracts, on your contract date anniversary any credit or
Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of your GMIB benefit base reset. If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

If a reset is not applicable on your contract date anniversary, the GMIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GMIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

ANNUAL RESET OPTIONS. We will send you a notice in each year that the GMIB benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. IF, AT THE TIME OF APPLICATION, YOU DO NOT DECLINE THE AUTOMATIC
ANNUAL RESET PROGRAM OR ELECT A DIFFERENT ANNUAL RESET OPTION, YOU WILL BE
ENROLLED IN THE AUTOMATIC ANNUAL RESET PROGRAM.

--------------------------------------------------------------------------------
ONE-TIME RESET OPTION -- RESETS YOUR GMIB BENEFIT BASE ON A SINGLE CONTRACT
DATE ANNIVERSARY.
AUTOMATIC ANNUAL RESET PROGRAM -- AUTOMATICALLY RESETS YOUR GMIB BENEFIT BASE
ON EACH CONTRACT DATE ANNIVERSARY YOU ARE ELIGIBLE FOR A RESET.
AUTOMATIC CUSTOMIZED RESET PROGRAM -- AUTOMATICALLY RESETS YOUR GMIB BENEFIT
BASE ON EACH CONTRACT DATE ANNIVERSARY, IF ELIGIBLE, FOR THE PERIOD YOU
DESIGNATE.
--------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

One-time reset requests will be processed as follows:

(i)if your request is received within 30 days following your contract date anniversary, your GMIB benefit base will be reset, if eligible, as of that contract date anniversary. If your GMIB benefit base was not eligible for a reset on that contract date anniversary, your one-time reset request will be terminated;

(ii)if your request is received outside the 30 day period following your contract date anniversary, your GMIB benefit base will be reset, if eligible, on the next contract date anniversary. If your GMIB benefit base is not eligible for a reset, your one-time reset request will be terminated.

Once your one-time reset request is terminated, you must submit a new request in order to reset your benefit base.

If you wish to cancel your elected reset program, your request must be received by our processing office at least one business day prior to your contract date anniversary to terminate your reset program for such contract date anniversary.
Cancellation requests received after this window will be applied the following year. A reset cannot be cancelled after it has occurred. For more information, see ''How to reach us'' earlier in this Prospectus.

EFFECT OF GMIB BENEFIT BASE RESETS. IT IS IMPORTANT TO NOTE THAT ONCE YOU HAVE
RESET YOUR GMIB BENEFIT BASE, A NEW WAITING PERIOD TO EXERCISE THE GMIB WILL
APPLY FROM THE DATE OF THE RESET. YOUR NEW EXERCISE DATE WILL BE THE TENTH
CONTRACT DATE ANNIVERSARY FOLLOWING THE RESET OR, IF LATER, THE EARLIEST DATE
YOU WOULD HAVE BEEN PERMITTED TO EXERCISE WITHOUT REGARD TO THE RESET, BUT IN
NO EVENT WILL IT BE LATER THAN THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 95.
See ''Exercise rules'' and ''How withdrawals affect your Guaranteed benefits''
below for more information. Please note that in most cases, resetting your GMIB benefit base will lengthen the exercise waiting period. Also, even when there is no additional charge when you reset your Roll-up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ''Charges and expenses'' later in this Prospectus.

Owners of traditional IRA or QP contracts should consider the effect of the waiting period on the requirement to take lifetime required minimum distributions before resetting the GMIB benefit base. If a QP contract is converted to an IRA, in a direct rollover, the waiting period for the reset under the IRA contract will include any time that the QP contract was a funding vehicle under the plan. If a traditional IRA contract owner or a plan participant must begin taking lifetime required minimum distributions during the 10-year waiting period, the individual may want to consider taking the annual lifetime required minimum distribution calculated for the contract from another permissible contract or funding vehicle. See ''How withdrawals affect your Guaranteed benefits'' later in this section and ''Lifetime required minimum distribution withdrawals'' in ''Accessing your money.'' Also, see
''Required minimum distributions'' under ''Individual retirement arrangements
(IRAs)'' in ''Tax information'' and Appendix II -- ''Purchase considerations for QP Contracts'' later in this Prospectus.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GMIB benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GMIB benefit base in the contract years prior to the first withdrawal from your Protected Benefit account -- it is called the "Deferral Roll-up rate". The Deferral Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries
Formula Rate described below, but the minimum rate will never be less than 3%
under the GMIB Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or greater than 8% in all contract years. The
Annual Roll-up rate will be set at our discretion, subject to the stated
minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

..   TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the
    15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is
    discontinued.

DEFERRAL ROLL-UP RATE

The Deferral Roll-up rate is only used to calculate amounts credited to your
GMIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account. The Deferral Roll-up rate is never used to calculate your Annual withdrawal amount under the GMIB.

Beginning with the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your GMIB benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the
Deferral Roll-up rate. Once you take a withdrawal from your Protected Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases with a higher
Roll-up rate.

The Deferral Roll-up rate is variable and is tied to the Deferral Ten-Year
Treasuries Formula Rate described below. The minimum Deferral Roll-up rate will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB
Two-Year Lock (depending on the Rate-Hold option you select), or greater than
8% in all contract years up until the first withdrawal from the Protected
Benefit account. The Deferral Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a
Deferral Roll-up rate that is greater than 8%.

                        CONTRACT FEATURES AND BENEFITS

..   DEFERRAL TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 2.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board
    Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral Roll-up rate will never be less than 3% under the GMIB Multi-Year Lock or 4% under the GMIB
Two-Year Lock (depending on the Rate-Hold option you select), or greater than
8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral Roll-up rate will generally be 1.00% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral
Roll-up rate may not always be 1.00% greater than the Annual Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate.

Also, the Lock-in Rate you choose, which is the rate declared for the rate-hold period, may affect your Deferral Roll-up rate. In some cases, it may be more or less than 1.00% greater than the Annual Roll-up rate. The Lock-in Rates available under the Rate-Hold options are described further in this section under "New business rates."

Examples:

   EXAMPLE FOR THE GMIB MULTI-YEAR LOCK:  Assume the calculation of Ten-Year
   Treasuries Formula Rate results in an Annual Roll-up rate of 2.75% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a
   Deferral Roll-up rate of 3.75%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 3%, the Annual Roll-up rate would be 3%. The
   Deferral Roll-up rate would remain 3.75% having met the same guaranteed minimum.

   EXAMPLE FOR THE GMIB TWO-YEAR LOCK:  Assume the calculation of Ten-Year
   Treasuries Formula Rate results in an Annual Roll-up rate of 3.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a
   Deferral Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The
   Deferral Roll-up rate would remain 4.25% having met the same guaranteed minimum.

   EXAMPLE FOR BOTH RATE-HOLD OPTIONS:  Assume the calculation of Ten-Year
   Treasuries Formula Rate results in an Annual Roll-up rate of 7.25% and the calculation of the Deferral Ten-Year Treasuries Formula Rate results in a
   Deferral Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.25%. The
   Deferral Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral Roll-up rate to your GMIB benefit base based on whether you have ever taken a withdrawal from the
Protected Benefit account. In statements we provide you, we will show you the
Roll-up amounts under both rate scenarios. Once you take a withdrawal from your
Protected Benefit account, the Deferral Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. You have two Rate-Hold options to choose from at contract issue, the GMIB Two-Year Lock or the GMIB Multi-Year Lock. Once you choose a
Rate-Hold option, it cannot be changed. Under the GMIB Two-Year Lock, the
Lock-in Rate will apply during your first two contract years and the minimum
Lock-in Rate in all contract years will never be less than 4%. Under the GMIB
Multi-Year Lock, the Lock-in Rate will apply during the initial period that withdrawal charges may apply to your contract and the minimum Roll-up Rate for each contract year will be the greater of the Lock-in Rate or, the Ten-Year
Treasuries Formula Rate. After the initial period that withdrawal charges may apply to your contract, the Roll-up rate will never be less than 3% or, if greater the Ten-Year Treasuries Formula Rate. Under the GMIB Two-Year Lock or
the GMIB Multi-Year Lock, the Roll-up rate will never be greater than 8%.

Once a contract is issued with the Annual Roll-up and Deferral rates that are in effect for new business, those rates will be applicable for the time periods described above. Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the time period in which the Lock-in
Rates are in effect will get the Lock-in Rates as described above.

The Lock-in Rates are no longer applicable after the duration specified in your contract.

75 DAY RATE LOCK-IN. If your initial contribution is received at our processing office within 75 days of the date you sign your application, your initial
Annual Roll-up rate and Deferral Roll-up rate will be as follows: if either the
Deferral Roll-up rate or the Annual Roll-up rate is lower on the date your contract is issued than on the date you signed your application, your contract will be issued with the Roll-up rates in effect on the date you signed your application. However, if on the date your contract is issued one Roll-up rate is higher and the other Roll-up rate is at least equal to the rate in effect on the date you signed your application or both Roll-up rates are higher than the
Roll-up rates on the date you signed your application, your contract will be issued with the Roll-up rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, then your initial Annual Roll-up rate and Deferral Roll-up rate will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution within 75 days of the date you sign your application. For a state-by-state description of all material variations of this contract, including whether a different rate lock-in period applies in your state, see Appendix V later in this Prospectus.

EXAMPLES:

..   You sign your application for Retirement Cornerstone(R) Series contract on
    September 15th. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.50% and 5.50%, respectively. Your initial contribution is received by way of a roll-over contribution on October 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral
    Roll-up rates are 4.25% and 5.25%, respectively. In this example, your contract

                        CONTRACT FEATURES AND BENEFITS

   will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

..   You sign your application for Retirement Cornerstone(R) Series contract on
    October 15th. On that date the Annual Roll-up rate and Deferral Roll-up rates are 4.50% and 5.00%, respectively. Your initial contribution is received by way of a rollover contribution on November 5th and the contract is issued the same day. On that date the Annual Roll-up rate and Deferral
    Roll-up rates are 4.75% and 5.25%, respectively. In this example, your contract will be issued with the rates that were in effect at the time your contract was issued, not the lower rates that were in effect on the date your application was signed.

These are your Annual Roll-up and Deferral Roll-up Lock-in Rates and they will apply to your contract for the applicable time period described above under the
GMIB Two-Year Lock and the GMIB Multi-Year Lock. Thereafter, Renewal rates will apply.

RENEWAL RATES. After the Lock-in Rates are no longer in effect, a new Annual
Roll-up rate will apply to your contract. A new Deferral Roll-up rate will also apply provided you have never taken a withdrawal from your Protected Benefit account. These "Renewal rates" will never be less than 3% under the GMIB
Multi-Year Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select), or, if greater, the underlying Ten-Year Treasuries Formula
Rate (for the Annual Roll-up rate) and Deferral Ten-Year Treasuries Formula
Rate (for the Deferral Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial
Annual Roll-up rate and Deferral Roll-up rate. We also reserve the right to set new Lock-in Rates that are higher than Renewal rates.

Any transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program and any contribution amounts in a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options, after the first day of any contract year will get the Annual Roll-up rate and
Deferral Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you have the GMIB, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract.
If you choose to fund the GMIB after the new business rates have expired, you can contact a Customer Service Representative or visit www.axa.com to find out the current Annual Roll-up rate and if applicable, the Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. This information can also be found online, through your Online Access Account.

--------------------------------------------------------------------------------
THE ANNUAL ROLL-UP RATE IS USED TO CALCULATE YOUR ANNUAL WITHDRAWAL AMOUNT AND
THE CREDIT TO YOUR GMIB BENEFIT BASE IF YOU HAVE TAKEN A WITHDRAWAL FROM YOUR
PROTECTED BENEFIT ACCOUNT. THE DEFERRAL ROLL-UP RATE IS USED TO CALCULATE THE
CREDIT TO YOUR GMIB BENEFIT BASE UNTIL A WITHDRAWAL IS MADE.
--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary if there has ever been a withdrawal from your
Protected Benefit account. The Annual Roll-up amount adjustment to your GMIB benefit base is a primary way to increase the value of your GMIB benefit base.
This amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an
Excess withdrawal. Any such withdrawal will reduce (i) your GMIB benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your
Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

..   Your GMIB benefit base on the preceding contract date anniversary, multiplied by:

..   The Annual Roll-up rate that was in effect on the first day of the contract year; less

..   Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR
AFTER THE CONTRIBUTION OR TRANSFER. (SINCE THERE IS NO ANNUAL WITHDRAWAL AMOUNT
IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED,
ANY WITHDRAWALS IN THAT YEAR OTHER THAN RMD WITHDRAWALS FROM OUR RMD PROGRAM
RESULT IN A DOLLAR-FOR-DOLLAR REDUCTION OF THE ANNUAL ROLL-UP AMOUNT (BUT NOT
LESS THAN ZERO).)

DEFERRAL ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT

The Deferral Roll-up amount is an amount credited to your GMIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. The amount is calculated by taking into account your GMIB benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract and contributions and transfers to the Protected Benefit account during the contract year. The
Deferral Roll-up amount adjustment to your GMIB benefit base is a primary way to

                        CONTRACT FEATURES AND BENEFITS

increase the value of your GMIB benefit base. Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

..   your GMIB benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

..   a pro-rated Deferral Roll-up amount for any contribution to the Protected
    Benefit account variable investment options during the contract year; plus

..   a pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   a pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED DEFERRAL ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE
CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER.

                              -------------------

THE GMIB BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY
FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 95TH BIRTHDAY OR,
IF EARLIER, AT CONTRACT MATURITY, OR THE OWNER'S (OR OLDER JOINT OWNER'S, IF
APPLICABLE) DEATH.

ANNUAL WITHDRAWAL AMOUNT

(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GMIB PAYMENTS)

Your Annual withdrawal amount for the next contract year is calculated on each contract date anniversary beginning with the contract year that follows the contract year in which the Protected Benefit account is first funded, and is equal to:

..   the Annual Roll-up rate in effect at the time, multiplied by;

..   the GMIB benefit base as of the most recent contract date anniversary.

Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GMIB benefit base and adversely affecting your Lifetime GMIB payments. IT
IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL
AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GMIB BENEFIT BASE AND LIFETIME
GMIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTED BENEFIT ACCOUNT
TO ZERO WILL CAUSE YOUR GMIB TO TERMINATE.

You do not have an Annual withdrawal amount in the contract year in which you fund the Protected Benefit account. A WITHDRAWAL FROM YOUR PROTECTED BENEFIT
ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS
FUNDED IS AN EXCESS WITHDRAWAL AND WILL REDUCE (I) YOUR GMIB BENEFIT BASE ON A
PRO RATA BASIS AND (II) YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR
BASIS. Beginning with the contract year that follows the contract year in which your Protected Benefit account was first funded, the portion of a withdrawal from your Protected Benefit account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protected Benefit account in that contract year, will always reduce your GMIB benefit base on a pro rata basis.
This is referred to as an "Excess withdrawal". The reduction of your GMIB benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current GMIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the
Protected Benefit account value is less than the benefit base. For an example of how a pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section and, for examples of how withdrawals affect your Annual withdrawal amount, see Appendix VII later in this Prospectus.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The
Deferral Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GMIB payments. Please refer to the beginning of this section for more information about "Lifetime GMIB payments".

EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL
ROLL-UP AMOUNT AND ANNUAL GMIB BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN
EXCESS WITHDRAWAL IS CALCULATED.

ANNUAL WITHDRAWAL AMOUNT. Assume you make a contribution of $200,000 and allocate $100,000 to your Protected Benefit account variable investment options and $100,000 to your Investment account variable investment options at issue.
At the beginning of contract year three, assume you transfer $5,000 to your
Protected Benefit account variable investment options. Also assume that your
Annual Roll-up rate is 4% and your Deferral rate is 5% in each contract year.
Accordingly, your GMIB benefit base on your third contract date anniversary is
$121,012.

The GMIB benefit base of $121,012 is calculated as follows:

You start with $100,000 allocated to the Protected Benefit account variable investment options. This amount is your initial GMIB benefit base.

   -- The first Deferral Roll-up amount increases your GMIB benefit base to
      $105,000. ($100,000 + $5,000)

      $100,000 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,000
      (DEFERRAL ROLL-UP AMOUNT)

   -- The second Deferral Roll-up amount increases your GMIB benefit base to
      $110,250. ($105,000 + $5,250)

      $105,000 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,250
      (DEFERRAL ROLL-UP AMOUNT)

   -- Your $5,000 transfer from the Investment account at the beginning of contract year three increases your GMIB benefit base to $115,250.
      ($110,250 + $5,000)

   -- The third Deferral Roll-up amount increases your GMIB benefit base to
      $121,012. ($115,250 + $5,762)

                        CONTRACT FEATURES AND BENEFITS

      $115,250 (GMIB BENEFIT BASE) X 5% (DEFERRAL ROLL-UP RATE) = $5,762
      (DEFERRAL ROLL-UP AMOUNT)

Your Annual withdrawal amount as of the beginning of contract year four is equal to $4,840, calculated as follows:

..   $121,012 (GMIB benefit base as of your most recent contract date anniversary) MULTIPLIED BY:

..   4% (your current Annual Roll-up rate) EQUALS:

..   $4,840

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral Roll-up rate is never used to calculate your
Annual withdrawal amount.

ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT. Further assume that during contract year four (on the 146th day of the contract year), you make a contribution of $10,000 to your Protected Benefit account variable investment options, making your current GMIB benefit base after the contribution $131,012.
Also assume that you withdraw your full Annual withdrawal amount of $4,840 during contract year four.

On your fourth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

..   4% (YOUR CURRENT ANNUAL ROLL-UP RATE) MULTIPLIED BY

..   $121,012 (YOUR GMIB BENEFIT BASE AS OF YOUR MOST RECENT CONTRACT DATE
    ANNIVERSARY) MINUS

..   $4,840 (the Annual withdrawal amount, which was withdrawn); PLUS

..   $240 (THE DAILY PRO-RATED ROLL-UP AMOUNT FOR THE CONTRIBUTION: $10,000 X 4%
    X 219/365* = $240)

..   EQUALS $240

                              -------------------

*  THIS FRACTION REPRESENTS THE NUMBER OF DAYS IN A 365-DAY CONTRACT YEAR THAT
   THE CONTRIBUTION WOULD HAVE RECEIVED CREDIT TOWARD THE ROLL-UP AMOUNT.

Please note that the withdrawal in contract year four terminated the Deferral
Roll-up rate. Therefore on the fourth contract date anniversary, the Annual
Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GMIB benefit base is $131,252.

EFFECT OF AN EXCESS WITHDRAWAL. In contract year four, assume instead that you make a withdrawal of $7,840 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $4,840 ($7,840 - $4,840 = $3,000). Further, assume that your
Protected Benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GMIB benefit base on a pro-rata basis. Accordingly, your GMIB benefit base is reduced by
$3,930 at the time of the withdrawal, calculated as follows:

..   $131,012 (YOUR CURRENT GMIB BENEFIT BASE: $121,012 + $10,000) MULTIPLIED BY

..   3% (THE PERCENTAGE OF YOUR CURRENT PROTECTED BENEFIT ACCOUNT VALUE THAT WAS
    WITHDRAWN IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT) EQUALS

..   $3,930.

On your fourth contract date anniversary, your adjusted GMIB benefit base is
$127,322, calculated as follows:

..   $127,082 (YOUR GMIB BENEFIT BASE ADJUSTED TO REFLECT THE EXCESS WITHDRAWAL:
    $131,012 - $3,930 = $127,082) PLUS

..   $240 (YOUR ANNUAL ROLL-UP AMOUNT) EQUALS

..   $127,322.

Please note that the Excess withdrawal in contract year four terminated the no lapse guarantee. Please see the following section below for more information.

See Appendix VII later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

GMIB "NO LAPSE GUARANTEE"

In general, if your Protected Benefit account value falls to zero (except as discussed below), the GMIB will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and GMIB benefit base as follows:

..   You will be issued a life only supplementary contract based on a single life. Upon exercise, your Guaranteed minimum death benefit will be terminated.

..   You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

Poor investment performance of the Protected Benefit account variable investment options may contribute to your Protected Benefit account value falling to zero.

The no-lapse guarantee will terminate under the following circumstances:

..   If your aggregate withdrawals from your Protected Benefit account in any contract year following the contract year in which you first fund your
    Protected Benefit account exceed your Annual withdrawal amount.

..   Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 95, or, if earlier, the contract maturity date.

If you were enrolled in the Maximum Payment Plan or Customized Payment Plan,
the frequency of your Lifetime GMIB payments will be the same based on the payment frequency you elected. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

If you were not enrolled in the Maximum Payment Plan or Customized Payment
Plan, you will begin receiving your Lifetime GMIB payments annually one calendar year after the date that the Protected Benefit account value fell to zero. Your Lifetime GMIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

EXERCISE OF GMIB. On each contract date anniversary that you are eligible to exercise the GMIB, we will send you an eligibility notice illustrating how much income could be provided as of the contract date

                        CONTRACT FEATURES AND BENEFITS

anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the GMIB. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the GMIB, the owner (or older joint owner, if applicable) will become the annuitant, and the contract will be annuitized on the basis of the annuitant's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued.
Under monthly or quarterly payments, the aggregate payments you receive in a contract year will be less than what you would have received if you had elected an annual payment, as monthly and quarterly payments reflect the time value of money with regard to both interest and mortality. You may choose to take a withdrawal prior to exercising the GMIB, which will reduce your payments. You may not partially exercise this benefit. See ''Withdrawing your account value''
in ''Accessing your money'' later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death.

Please see "Exercise of the GMIB in the event of a GMIB fee increase" under
"charges and expenses" later in this Prospectus for more information on exercising your GMIB upon notice of a change to the GMIB fee.

EXERCISE RULES. The latest date you may exercise the GMIB is the 30th day following the contract date anniversary following your 95th birthday. If the
GMIB is exercised on any contract date anniversary prior to age 95, the GMIB benefit base is reduced by any remaining withdrawal charge. If the GMIB is exercised as a result of the no lapse guarantee, any applicable withdrawal charges are waived. Eligibility to exercise the GMIB is based on the owner's
(or older joint owner's, if applicable) age, as follows:

..   If you were at least age 20 and no older than age 44 on the contract date anniversary immediately preceding the date you first funded your Protected
    Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 15th contract date anniversary following the date you first funded your Protected Benefit account.

..   If you were at least age 45 and no older than age 49 on the contract date anniversary immediately preceding the date you first funded your Protected
    Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary after age 60.

..   If you were at least age 50 and no older than age 80 on the contract date anniversary immediately preceding the date you first funded your Protected
    Benefit account, you are eligible to exercise the GMIB within 30 days following each contract date anniversary beginning with the 10th contract date anniversary following the date you first funded your Protected Benefit account.

The GMIB guarantees annual lifetime payments ("Lifetime GMIB payments"), which will begin at the earliest of:

(i)the next contract year following the date your Protected Benefit account value falls to zero (provided the no lapse guarantee is in effect);

(ii)the contract date anniversary following your 95th birthday;

(iii)your contract's maturity date; or

(iv)your election to exercise the GMIB.

Your Lifetime GMIB payments will be calculated as described below in this section. Whether your Lifetime GMIB payments are triggered by contract maturity, owner age 95, the no lapse guarantee, or your election to exercise the GMIB, we use the same calculation to determine the amount of the payments.
Please note that withdrawal charges, if any, may apply if you elect to exercise the GMIB.

For single owner contracts, the payout can be either based on a single life
(the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life).

Your Lifetime GMIB payments are calculated by applying your GMIB benefit base less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. If your Protected Benefit account value is zero as described under the
"GMIB "no lapse guarantee"", we will use your GMIB benefit base as of the day your Protected Benefit account value was reduced to zero. On the day your
Protected Benefit account value is reduced to zero, we calculate your GMIB benefit base using the same formula as described under "GMIB benefit base"
earlier in this section. If your Protected Benefit account was reduced to zero on a date other than your contract anniversary, we will include a pro rata portion of the applicable Roll-up amount in your GMIB base. Withdrawal charges, if any, will not apply under these circumstances.

Example:

   Assume your Protected Benefit account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GMIB benefit base is $100,000. Further assume there were no contributions or transfers to the Protected Benefit account or any withdrawals during that contract year. If the applicable Roll-up rate was 4%, the GMIB benefit base on the day your Protected Benefit account value was reduced to zero would be
   $102,000.

If your Protected Benefit account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add any remaining Annual Roll-up amount, or if applicable, your
Deferral Roll-up amount, to your GMIB benefit base.

If the GMIB is exercised under any of the four events as described above, and you have no Investment account value, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary.

(ii)The deferral contract, including the Guaranteed minimum death benefit will be terminated.

If the GMIB is exercised under any of the four events as described above, and you have Investment account value, the following applies:

(i)We will issue a supplementary contract for the Protected Benefit account with the same owner and beneficiary. The Investment account under the deferred contract will continue to be in force.

(ii)Your Lifetime GMIB payment will not reduce your Investment account value.

(iii)Your Guaranteed minimum death benefit will be terminated.

                        CONTRACT FEATURES AND BENEFITS

(iv)For IRA contracts, your RMD payments will be based solely on your
    Investment account value and may only be withdrawn from your Investment account.

If you elect to exercise the GMIB or your Protected Benefit account value has not fallen to zero before the contract maturity date or the contract date anniversary that follows the owner reaching age 95, whichever is sooner, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary;

(ii)Your Lifetime GMIB payments will be equal to the greater of:

  .   your Protected Benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                     -OR-

  .   the GMIB benefit base applied to the guaranteed annuity purchase factors.

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a
$100,000 GMIB benefit base and $50,000 in Protected Benefit account value would receive the greater of the following:

(i)Current annuitization factors (which are subject to change) applied to his
   $50,000 Protected Benefit account value, which currently equals a monthly payment of $1,065, or

(ii)The guaranteed annuity purchase factor discussed above (in this example, it would be 0.63%) applied to his $100,000 GMIB benefit base, which equals a
    Lifetime GMIB monthly payment of $630.

In this example, the contract owner's monthly payment would be $1,065.

(i)Any Investment account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

(ii)Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment account value will be terminated.

If you have the GMIB and your Protected Benefit account value falls to zero due to an Excess withdrawal, we will terminate your GMIB and you will receive no payment or supplementary life annuity contract, even if your GMIB benefit base is greater than zero. Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GMIB payments are calculated when: (i) a hypothetical Protected Benefit account value falls to zero, and (ii) a contract owner reaches age 95.

Please note:

(i)if the GMIB benefit base is reset after age 85, the only time you may exercise the GMIB is within 30 days following the contract date anniversary following your attainment of age 95;

(ii)for Retirement Cornerstone(R) Series QP contracts, the Plan participant can exercise the GMIB only if he or she elects to take a distribution from the
    Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Retirement Cornerstone(R) Series QP contract into a Retirement
    Cornerstone(R) Series traditional IRA. This process must be completed within the 30-day time frame following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the
    GMIB is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;

(iii)since no partial exercise is permitted, owners of defined benefit QP contracts who plan to change ownership of the contract to the participant must first compare the participant's lump sum benefit amount and annuity benefit amount to the GMIB benefit base and account value, and make a withdrawal from the contract if necessary. See ''How withdrawals affect your Guaranteed benefits'' later in this section;

(iv)if you reset the GMIB benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset, but in no event will it be later than the contract date anniversary following age 95. Please note that in most cases, resetting your GMIB benefit base will lengthen the waiting period;

(v)a spouse beneficiary or younger spouse joint owner under Spousal continuation may continue the GMIB if the contract is not past the last date on which the original owner could have exercised the benefit and the spouse beneficiary or younger spouse joint owner is eligible to continue the benefit and to exercise the benefit under the applicable exercise rule
   (described in the above bullets). In general, the spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue, for purposes of determining the availability of the benefit and which of the exercise rules applies. If the spouse beneficiary or younger spouse joint owner is over age 85 on the date of the owner's death, she will have a one-time opportunity to exercise the GMIB subject to the following additional rules. The one-time election will be available only if the spouse beneficiary or younger spouse joint owner is age 95 or younger and the original owner died before the age of 95. In addition, the election to exercise the GMIB must be made no later than one year following the date of the owner's death. If the GMIB is exercised, the
   Guaranteed minimum death benefit will be terminated. For example, if an owner is age 70 at issue, and he dies at age 79, and the spouse beneficiary is 86 on the date of his death, she may exercise the GMIB no later than one year following the date of the owner's death, even though she was 77 at the time the contract was issued, because eligibility is measured using her age at the time of the owner's death, not her age on the issue date.

(vi)if the contract is jointly owned, you can elect to have the GMIB paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age (if applicable); and

(vii)if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the GMIB is based on the annuitant's (or older joint annuitant's, if applicable) age, rather than the owner's.

See ''Effect of the owner's death'' under ''Payment of death benefit'' later in this Prospectus for more information.

                        CONTRACT FEATURES AND BENEFITS

Please see ''How withdrawals affect your Guaranteed benefits'' later in this section and ''Effect of your account values falling to zero'' in ''Determining your contract's value'' later in this Prospectus for more information on these guaranteed benefits.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

ASSET TRANSFER PROGRAM (''ATP'')

If you have the GMIB, you are required to participate in the asset transfer program (''ATP''). The ATP helps us manage our financial exposure in providing the guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy investment option and the other Protected Benefit account variable investment options. The formulas applicable to you may not be altered once you have the benefit. In essence, we seek to preserve account value in the Protected Benefit account variable investment options by transferring some or all of your account value in other
Protected Benefit account variable investment options to a more stable option
(i.e., the AXA Ultra Conservative Strategy investment option). The formulas also contemplate the transfer of some or all of the account value from the AXA
Ultra Conservative Strategy investment option to the other Protected Benefit account variable investment options according to your allocation instructions on file. The formulas are described below and are also described in greater detail in Appendix VIII later in this Prospectus.

The AXA Ultra Conservative Strategy investment option will only be used to hold amounts transferred out of your other Protected Benefit account variable investment options in accordance with the formulas described below. The AXA
Ultra Conservative Strategy investment option is part of the Protected Benefit account, but you may not directly allocate a contribution to the AXA Ultra
Conservative Strategy investment option or request a transfer of account value into the AXA Ultra Conservative Strategy investment option. The ATP applies to amounts you allocate to the Protected Benefit account variable investment options. On a limited basis, you may request a transfer out of the AXA Ultra
Conservative Strategy investment option, subject to the rules discussed below.
For a summary description of the AXA Ultra Conservative Strategy investment option, please see ''Portfolios of the Trusts'' in ''Contract features and benefits'' earlier in this Prospectus.

Transfers into or out of the AXA Ultra Conservative Strategy investment option, if required, are processed on each valuation day. The valuation day occurs on each contract monthiversary. The contract monthiversary is the same date of the month as the contract date. If the contract monthiversary is not a business day in any month, the valuation day will be the next business day. For contracts with issue dates after the 28th day of the month, the valuation day will be on the first business day of the following month. In the twelfth month of the contract year, the valuation day will be on the contract date anniversary. If the contract date anniversary occurs on a day other than a business day, the valuation day will be the business day immediately preceding the contract date anniversary.

In general, the formulas work as follows. On each valuation day, two formulas
-- the ATP formula and the transfer amount formula -- are used to automatically perform an analysis with respect to your GMIB.

The first formula, called the ATP formula, begins by calculating a contract ratio, which is determined by dividing the Protected Benefit account value by the GMIB benefit base, and subtracting the resulting number from one. The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of the Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option.

If the contract ratio on the valuation day is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the other Protected Benefit account variable investment options according to your allocation instructions on file. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra
Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of your account value in the Protected Benefit account variable investment options will be transferred into the AXA Ultra Conservative
Strategy investment option. For purposes of these calculations, amounts in any
Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA
Ultra Conservative Strategy investment option.

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your other Protected Benefit account variable investment options on a pro rata basis. ATP transfers out of the AXA Ultra Conservative
Strategy investment option will be allocated among the other Protected Benefit account variable investment options in accordance with your allocation instructions on file. No amounts will be transferred into or out of a Special
DCA program as a result of any ATP transfer.

If you make a contribution or transfer to your Protected Benefit account after the contract date, that contribution will be allocated according to the instructions that you provide or, if we do not receive any instructions, according to the allocation instructions on file for your contract. If the contribution or transfer is processed on a valuation day, it will be subject to an ATP transfer calculation on that day. If the contribution is received between valuation days, the amount contributed will be subject to an ATP transfer calculation on the next valuation day.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra
Conservative Strategy investment option when the ATP formula indicates that such a transfer is required. For example, the transfer amount formula reallocates Protected Benefit account value such that for every 1% by which the contract ratio exceeds the minimum transfer point after the transaction 10% of the Protected Benefit account value will be invested in the AXA Ultra
Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the maximum transfer point, amounts will

                        CONTRACT FEATURES AND BENEFITS

be transferred into the AXA Ultra Conservative Strategy investment option such that 100% of the Protected Benefit account value will be invested in the AXA
Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. On the first day of your first ATP year, the minimum transfer point is 15% and the maximum transfer point is 25%. The minimum and maximum transfer points increase each contract monthiversary. In the 10th ATP year (and later), the minimum transfer point is 45% and the maximum transfer point is 55%. See Appendix VIII for a list of transfer points.

Each time you make a subsequent contribution or transfer to your Protected
Benefit account we will apply a setback adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer. For information about the calculation, please see Appendix VIII later in this
Prospectus.

If you take a withdrawal from your Protected Benefit account and there is account value allocated to the AXA Ultra Conservative Strategy investment option, the withdrawal will be taken pro rata out of your Protected Benefit account variable investment options (including the AXA Ultra Conservative
Strategy investment option).

Subject to any necessary regulatory approvals and advance notice to affected contract owners, we reserve the right to utilize an investment option other than the AXA Ultra Conservative Strategy investment option as part of the ATP.

ATP EXIT OPTION. Apart from the operation of the formulas, you may request a transfer of account value in the AXA Ultra Conservative Strategy investment option. You may wish to exercise the ATP exit option if you seek greater equity exposure and if it meets your investment goals and risk tolerance. This strategy may result in higher growth of your Protected Benefit account value if the market increases which may also increase your Guaranteed benefit bases upon a reset. On the other hand, if the market declines, your Protected Benefit account value will also decline which will reduce the likelihood that your
Guaranteed benefit bases will increase. You should consult with your financial professional to assist you in determining whether exercising the ATP exit option meets your investment goals and risk tolerance.

The ATP exit option is subject to the following limitations:

..   You may not transfer out of the AXA Ultra Conservative Strategy investment option during the contract year in which you first fund your Protected
    Benefit account.

..   Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account, and until the contract year following age 85, you may make a transfer out of the AXA Ultra Conservative
    Strategy investment option only once per contract year.

..   You must elect the transfer on a specific transfer form we provide.

..   100% of your account value in the AXA Ultra Conservative Strategy investment option must be transferred out. You cannot request a partial transfer. The transfer will be allocated to your other Protected Benefit account variable investment options based on the instructions we have on file.

..   There is no minimum account value requirement for the ATP exit option. You may make this election if you have any account value in the AXA Ultra
    Conservative Strategy investment option.

..   We are not able to process an ATP exit option on a valuation day. If your transfer form is received in good order on a valuation day, your ATP exit option will be processed on the next business day. If no account value remains in the AXA Ultra Conservative Strategy investment option on that day, there will be no transfer and your election will not count as your one permitted ATP exit option for that contract year.

If we process an ATP exit option, we will recalculate your benefit bases. A transfer may result in a reduction in your Guaranteed benefit bases and therefore a reduction in the value of your Guaranteed benefits.

You should be aware that contributions and transfers to the Protected Benefit account generally have the effect of moving money out of the AXA Ultra
Conservative Strategy investment option. However, in cases where the GMIB benefit base far exceeds the Protected Benefit account value and a contribution or transfer has not been made for a long period of time, making an additional contribution or transfer to the Protected Benefit account may result in no movement out of the AXA Ultra Conservative Strategy investment option due to the ATP year set back. Under these circumstances, the additional contribution or transfer may be transferred into the AXA Ultra Conservative Strategy investment option on the next valuation day. You should consider these factors when making a subsequent contribution or transfer to your Protected Benefit account. See Appendix VIII later in this prospectus for examples of how subsequent contributions may impact the ATP exit option.

On the day the ATP exit option is processed, the current value of the GMIB benefit base, the Roll-up to age 85 benefit base and the Highest Anniversary
Value benefit base (as applicable) is compared to the new benefit base produced by the ATP exit option formula. Each benefit base (the GMIB benefit base, the
Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base)
is adjusted to the lesser of the current value of that benefit base or the new benefit base produced by the ATP exit option formula. There is the potential that the Roll-up to age 85 benefit base will be adjusted without a corresponding adjustment to the Highest Anniversary Value benefit base and vice versa. The Return of Principal death benefit base is not adjusted.

If the GMIB benefit base and Roll-up to age 85 benefit base are adjusted, there are no corresponding adjustments made to the Deferral Roll-up amount, the
Annual Roll-up amount and the Annual withdrawal amount in that contract year.
Any applicable amounts are added to your newly adjusted GMIB benefit base and
Roll-up benefit base to age 85.

For information about the ATP exit option, please see Appendix VIII later in this Prospectus.

DEATH BENEFIT

For the purposes of determining the death benefit under your Retirement
Cornerstone(R) Series contract, we treat your Investment account and any
Guaranteed minimum death benefit funded by your Protected Benefit account differently.

                        CONTRACT FEATURES AND BENEFITS

The death benefit in connection with your Investment account is equal to your
Investment account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protected Benefit account will be based on the greater of
(i) your Protected Benefit account value, and (ii) the benefit base of your
Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone(R) contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protected
Benefit account, your death benefit will be based on your Investment account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protected Benefit account and had no Investment account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment account and a Guaranteed minimum death benefit that has been funded through allocations to the Protected Benefit account. In that case, your beneficiaries would receive the Investment account value, plus the value of your Guaranteed minimum death benefit.

GUARANTEED MINIMUM DEATH BENEFITS

At issue, you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protected Benefit account as follows:

           ----------------------------------------------------------
             GUARANTEED MINIMUM    SERIES B AND L,    SERIES CP(R)
               DEATH BENEFIT          CONTRACTS        CONTRACTS
           ----------------------------------------------------------
           Return of Principal     Issue Ages 0-80  Issue Ages 0-70
           death benefit
           ------------------------
           Highest Anniversary
           Value death benefit
           ----------------------------------------------------------
           RMD Wealth Guard death  Issue Ages 20-65 Issue Ages 20-65
           benefit
           ------------------------
           The "Greater of"
           death benefit
           ----------------------------------------------------------

The "Greater of" death benefit can only be elected in combination with the
GMIB. The RMD Wealth Guard death benefit cannot be elected in combination with the GMIB. The Return of Principal death benefit and the Highest Anniversary
Value death benefit are available with or without the GMIB. The Highest
Anniversary Value death benefit, the RMD Wealth Guard death benefit and the
"Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value, the RMD Wealth Guard death benefit or the
"Greater of" death benefit at the time you apply for your Retirement
Cornerstone(R) contract. If you elect a GMDB, the period during which you can make subsequent contributions may be significantly shorter than if you did not elect a GMDB. Please refer to Appendix IX later in this prospectus. Once a withdrawal is taken from the Protected Benefit account, additional contributions may not be made to the Protected Benefit account. Please refer to
"Accessing your money" later in this Prospectus. Transfers to and from the
Protected Benefit account may be restricted. Please refer to "Transferring your money among investment options" later in this Prospectus.

Any GMDB you elect will automatically terminate upon annuitization, which will occur no later than the maturity date stated in your contract.

When you have a GMDB, you can allocate your contributions to any of the following:

..   Protected Benefit account variable investment options

..   Investment account variable investment options

..   Guaranteed interest option

..   The account for special dollar cost averaging (Series B and L contracts only)

..   The account for special money market dollar cost averaging (Series CP(R)
    contracts only)

Only amounts you allocate to the Protected Benefit account variable investment options and amounts in a Special DCA program designated for the Protected
Benefit account variable investment options will fund your GMDB. These amounts will be included in your GMDB benefit base and will become part of your
Protected Benefit account value.

For Series CP(R) contracts, any credit or Earnings bonus amounts attributable to your Protected Benefit account are not included in your GMDB benefit base.
If you decide to transfer amounts from your Investment account to your
Protected Benefit account variable investment options, only amounts representing contributions and earnings will increase your GMDB benefit base.
Credit or Earnings bonus amounts to your Investment account are always considered transferred first, though any amount of that transfer that represents a credit or Earnings bonus will be excluded from your GMDB benefit base. All transfers, however, will increase your Protected Benefit account value by the amount of the transfer.

Your death benefit in connection with your Protected Benefit account is equal to one of the following -- whichever provides a higher amount:

..   Your Protected Benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

..   Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).

For a description of how the ATP exit option will impact your GMDB benefit bases, see ''ATP exit option'' above.

RETURN OF PRINCIPAL DEATH BENEFIT

Your Return of Principal Guaranteed minimum death benefit is equal to your
Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through a
    Special DCA program; plus

..   Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

                        CONTRACT FEATURES AND BENEFITS

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects any withdrawals you make from the Protected
    Benefit account variable investment options or from amounts in a Special
    DCA program designated for the Protected Benefit account variable investment options (including any withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this
    Prospectus.

Please see Appendix III later in this Prospectus for an example of how the
Return of Principal benefit base is calculated.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value Guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your
Protected Benefit account.

If you have not taken a withdrawal from your Protected Benefit account, your
Highest Anniversary Value benefit base is equal to one of the following --
whichever provides a higher amount:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through a
    Special DCA program; plus

..   Any amounts contributed to a Special DCA that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options.

                                     -OR-

..   Your highest Protected Benefit account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protected Benefit account variable investment options and contributions either directly or through a Special DCA program designated for the
    Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest
    Anniversary Value benefit base).

If you take a withdrawal from your Protected Benefit account and you have the
GMIB, your Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by Excess withdrawals (including any applicable withdrawal charges). NOTE THAT ANY WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE
FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN
EXCESS WITHDRAWAL. If you take a withdrawal from your Protected Benefit account and you do not have the GMIB, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges).
Reduction on a pro rata basis means that we calculate the percentage of your
Protected Benefit account value that is being withdrawn and we reduce your
Highest Anniversary Value benefit base by the same percentage. See "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

..   Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protected Benefit account variable investment options made since the most recent "reset" of the
    Highest Anniversary Value benefit base that established your Protected
    Benefit account value as your new Highest Anniversary Value benefit base).

                                     -OR-

..   Your highest Protected Benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday
    (plus any transfers to the Protected Benefit account variable investment options and contributions to a Special DCA program designated for the
    Protected Benefit account variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protected Benefit account value as your new Highest
    Anniversary Value benefit base).

For Series CP(R) contracts, on your contract date anniversary any credit or
Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of the "reset" to your Highest Anniversary
Value benefit base. Please note, however, that credit amounts are not part of the Highest Anniversary Value benefit base until a reset occurs. If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

Please see Appendix III later in this Prospectus for an example of how the
Highest Anniversary Value benefit base is calculated.

RMD WEALTH GUARD DEATH BENEFIT

The RMD Wealth Guard death benefit is an optional guaranteed minimum death benefit. Your initial RMD Wealth Guard death benefit base is valued based on your initial contributions and any transfers to the Protected Benefit account.
Thereafter RMD Wealth Guard death benefit base is increased by any allocations and transfers to the Protected Benefit account, which is described below.
Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.
This death benefit also provides a refund feature in the event the Protected
Benefit account falls to zero before the owner reaches age 95. There is an additional charge for this death benefit under the contract. The RMD Wealth
Guard death benefit is not available if you have the GMIB. The RMD Wealth Guard death benefit base is not an account value or cash value. It is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through a
    Special DCA program; plus

..   Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

                        CONTRACT FEATURES AND BENEFITS

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects withdrawals that are made before the year in which you turn age 701/2 or an Excess RMD withdrawal from the Protected
    Benefit account, or from amounts in a Special DCA program designated for the Protected Benefit account variable investment options (including any withdrawal charges). The amount of this deduction is described below.

The RMD Wealth Guard death benefit base will be recalculated on each transaction date upon the occurrence of each contribution, transfer or deduction.

On each contract date anniversary up to the earlier of (i) the contract date anniversary following your first RMD withdrawal from the Protected Benefit account, and (ii) the contract date anniversary following your 85th birthday, if the Protected Benefit account value is greater than the current RMD Wealth
Guard death benefit base, the RMD Wealth Guard death benefit base will automatically reset to equal the Protected Benefit account value. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.

Your RMD Wealth Guard withdrawal amount will be calculated based on the account value in your Protected Benefit account variable investment options as of
December 31st in the calendar year you turn age 701/2 and calculated each calendar year thereafter as of December 31st. This calculation includes the actuarial present value of your RMD Wealth Guard death benefit. For purposes of the RMD Wealth Guard death benefit, your RMD Wealth Guard withdrawal amount will be determined using the RMD rules and life expectancy and distribution tables in effect on December 31, 2014. In the event that tax reform measures change those RMD requirements, unless we agree otherwise, we will not allow your RMD Wealth Guard withdrawal amount to be greater than the RMD Wealth Guard withdrawal amount calculated using the IRS RMD rules that were in effect on
December 31, 2014. As a result of us reserving this right, in the event that future IRS rule changes require you to take RMD withdrawals that are greater than the RMD amount calculated using the IRS RMD rules that were in effect on
December 31, 2014 and we do not agree to this change, you would have to satisfy your RMD requirements from other retirement sources or, if you do not have other retirement sources, you would have to take an additional RMD withdrawal amount from this contract, which would be treated an Excess RMD withdrawal.
That Excess RMD withdrawal would reduce your RMD Wealth Guard death benefit base on a pro rata basis. Please refer to the section "How withdrawals effect your Guaranteed benefits" later in this Prospectus.

Withdrawals from your Protected Benefit account prior to the calendar year in which you turn age 701/2 are treated as Excess RMD withdrawals and reduce your
RMD Wealth Guard death benefit base on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your Protected Benefit account value that is being withdrawn and we reduce your RMD Wealth Guard death benefit base by the same percentage. This pro rata reduction to the RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of the RMD Wealth Guard death benefit. Withdrawals from the Protected Benefit account prior to the calendar year in which you turn age 701/2 will not stop your benefit base from resetting. As discussed above, the last reset of the RMD Wealth Guard death benefit base will be the earlier of the contract date anniversary following your first RMD withdrawal from the Protected Benefit account or the contract date anniversary following your 85th birthday. For an example of how a pro rata reduction works, see Appendix VII later in this Prospectus.

Withdrawals made from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 will be treated as RMD Wealth Guard withdrawals and will count towards your RMD Wealth Guard withdrawal amount.
Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base. An
Excess RMD withdrawal will reduce your RMD Wealth Guard death benefit base on a pro rata basis. A pro rata reduction to your RMD Wealth Guard death benefit base could be greater than the dollar amount of the withdrawal and could significantly reduce or eliminate the value of your RMD Wealth Guard death benefit. Please note that any withdrawals from your Protected Benefit account, including withdrawals taken up to the RMD Wealth Guard withdrawal amount, will reduce your Protected Benefit account value. Withdrawal charges are waived for
RMD Wealth Guard withdrawals, but will count towards the free withdrawal limit.
These withdrawals are subject to tax. See "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

If you elect the RMD Wealth Guard withdrawal service, you will be able to choose to elect to take RMD withdrawals from your Protected Benefit account value and your Investment account value. If you elect to use our RMD Wealth
Guard withdrawal service, and our Automatic RMD withdrawal service, you will receive RMD payments that you are entitled to receive for that calendar year.
At the time you elected to receive RMD withdrawals, any prior RMD payments due for that calendar year will be paid as a catch-up payment. The catch-up payment is made immediately when the wealth guard withdrawal service enrollment is processed. Thereafter, RMD payments will begin on the date and frequency elected. For example, in the calendar year that you turn age 701/2, if you enroll in our RMD Wealth Guard service in July of that year and requested to receive monthly RMD payments, you would receive the catch-up payment due for
January through June in a lump sum on the date the enrollment is processed and the July RMD monthly payment on the date that you specified on the RMD Wealth
Guard Withdrawal Service Form. If you take additional withdrawals from the
Protected Benefit account while you are currently taking RMD payments under our
RMD Wealth Guard withdrawal service, those RMD payments from the Protected
Benefit account will be reduced by those withdrawals. If you delay your first
RMD withdrawal until after the calendar year you turn 701/2, but no later than
April 1st of the following calendar year, we will pay your first RMD payment along with any periodic payments due for January through March immediately when the RMD Wealth Guard withdrawal service enrollment is processed. Thereafter,
RMD payments will begin on the date and frequency elected. In that event, the
RMD Wealth Guard death benefit base would not reset after that withdrawal. For more information, please refer to "Accessing your money" later in this
Prospectus.

If you take withdrawals from your Protected Benefit account during a calendar year in which you are receiving RMD payments under our Automatic RMD service or our RMD Wealth Guard withdrawal service, once withdrawals in that calendar year reach your RMD Wealth Guard withdrawal amount, your RMD Wealth Guard withdrawals will be suspended until the next calendar year. Additional withdrawals from the Investment account value will not suspend RMD Wealth Guard withdrawals under our Automatic RMD service or our RMD Wealth Guard withdrawal service.

For additional examples of how withdrawals affect your RMD Wealth Guard death benefit base, see Appendix VII later in this Prospectus. For information on how
RMD payments affect your RMD Wealth Guard

                        CONTRACT FEATURES AND BENEFITS

death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit"
in "Accessing your money" later in this Prospectus.

The RMD Wealth Guard withdrawal service is not available under QPDC contracts. If you elect the RMD Wealth Guard death benefit for a QPDC contract, all withdrawals from your Protected Benefit account will reduce the RMD Wealth
Guard death benefit base on a pro rata basis and be subject to any applicable withdrawal charges until the QPDC contract is converted to an IRA. After you convert the QPDC contract to an IRA contract you can elect the RMD Wealth Guard withdrawal service. A qualified plan participant, upon separation from service, may directly roll-over an eligible rollover distribution from the plan by converting the QP contract into an otherwise identical IRA contract which retains the RMD Wealth Guard death benefit. In that case, the RMDs can be taken without reducing the RMD Wealth Guard death benefit base. You should not elect the RMD Wealth Guard death benefit under a QPDC contract unless you intend to convert to an IRA prior to taking RMDs. See Appendix II, "Purchase considerations for QP participants".

The RMD Wealth Guard death benefit is only available for traditional IRAs, SEP and QPDC.

RMD WEALTH GUARD REFUND FEATURE:

If you have a RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner reaches age 95, or before the owner's death, the following applies:

(i)We will issue you a supplementary contract with the same owner and beneficiary;

(ii)You will receive periodic refund payments based on the value of your RMD
    Wealth Guard death benefit base on the day your Protected Benefit account falls to zero until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the
    Protected Benefit account before it fell to zero;

(iii)Unless you have amounts allocated to your Investment account, your contract will also terminate; and

(iv)Any remaining RMD payments from the Investment account will continue uninterrupted. Any remaining RMD payments from the entire contract must be taken from the Investment account in the calendar year the Protected
    Benefit account falls to zero. Your periodic payments will begin one modal period from that date. For example, if you previously received payments on an annual basis, your next periodic payment will begin one year from the date your Protected Benefit account value fell to zero.

The annual refund payments to be received is equal to the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the
Protected Benefit account before it fell to zero, divided by the difference between 95 and the age of the owner at the time the Protected Benefit account value fell to zero. The value of the annual refund payments to be received will be paid in full by the end of the period resulting from this formula, which will not be later than the date the owner reaches age 96.

For example:

Assume your RMD Wealth Guard death benefit base is equal to $100,000. Further assume that at the time your Protected Benefit account value fell to zero you were age 85 and that the total RMD withdrawals from your Protected Benefit account were equal to $60,000. You (or your beneficiary) would receive $4,000 each year over a period of 10 years (age 95 minus age 85 equals 10). The RMD
Wealth Guard Refund amount is calculated by dividing $40,000 ($100,000 -
$60,000) by 10 which equals $4,000 per year.

If you die before receiving the remaining periodic payments, your beneficiary will receive any remaining periodic payments.

RMDs are not required to be withdrawn from a Roth IRA during your lifetime.
Therefore, if you are considering converting your traditional IRA to a Roth
IRA, prior to converting your IRA to a Roth IRA, you must drop the RMD Wealth
Guard death benefit. For information on dropping this benefit, see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits", later in this prospectus and under Appendix I.

"GREATER OF" DEATH BENEFIT

Your "Greater of" death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

..   The benefit base computed for the Highest Anniversary Value death benefit
    (described immediately above); and

..   The Roll-up to age 85 benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

..   Your initial contribution and any subsequent contributions to the Protected
    Benefit account variable investment options, either directly or through a
    Special DCA program; plus

..   Any amounts contributed to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options; plus

..   Any amounts transferred to the Protected Benefit account variable investment options; less

..   A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); less

..   A deduction that reflects (a) in the contract year of first funding, the dollar amount of any RMD from the Protected Benefit account taken through our RMD program and (b) in the subsequent contract years, the dollar amount of any RMD from the Protected Benefit account in excess of the Annual withdrawal amount taken through our RMD program; plus

..   Any "Deferral Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. Any withdrawals during the first contract year you fund the Protected Benefit account will reduce your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

--------------------------------------------------------------------------------
EITHER THE DEFERRAL ROLL-UP AMOUNT OR THE ANNUAL ROLL-UP AMOUNT IS CREDITED TO
THE BENEFIT BASES OF YOUR GUARANTEED BENEFITS ON EACH CONTRACT DATE
ANNIVERSARY. THESE AMOUNTS ARE CALCULATED BY TAKING INTO ACCOUNT YOUR ROLL-UP
TO AGE 85 BENEFIT BASE FROM THE PRECEDING CONTRACT DATE ANNIVERSARY, THE
APPLICABLE ROLL-UP RATE UNDER YOUR CONTRACT, CONTRIBUTIONS AND TRANSFERS TO THE
PROTECTED BENEFIT ACCOUNT DURING THE CONTRACT YEAR AND FOR THE ANNUAL ROLL-UP
AMOUNT, ANY WITHDRAWALS UP TO THE ANNUAL WITHDRAWAL AMOUNT DURING THE CONTRACT
YEAR. ANY WITHDRAWALS DURING THE FIRST CONTRACT YEAR YOU FUND YOUR PROTECTED
BENEFIT ACCOUNT WILL REDUCE YOUR ANNUAL ROLL-UP AMOUNT ON A DOLLAR-FOR-DOLLAR
BASIS, BUT NOT LESS THAN ZERO. HOWEVER, A RMD WITHDRAWAL FROM OUR RMD PROGRAM
WILL NOT REDUCE YOUR ANNUAL ROLL-UP AMOUNT IN THE YEAR YOU FIRST FUND YOUR
PROTECTED BENEFIT ACCOUNT. THE CALCULATION OF BOTH THE DEFERRAL ROLL-UP AMOUNT
AND THE ANNUAL ROLL-UP AMOUNT ARE DISCUSSED LATER IN THIS SECTION.
--------------------------------------------------------------------------------

                        CONTRACT FEATURES AND BENEFITS

In order to select the "Greater of" death benefit, you must also have the GMIB.
Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, and until the contract year following age
85, if your Lifetime GMIB payments under the GMIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual
Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL
IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR ROLL-UP TO AGE 85
BENEFIT BASE ON A PRO RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT AND YOUR
ROLL-UP TO AGE 85 BENEFIT BASE" LATER IN THIS SECTION.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section. The
Roll-up to age 85 benefit base reset is described in more detail below.

For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See "Guaranteed benefit offers" later in this section for more information.

If you previously accepted an offer to terminate a guaranteed benefit, you no longer have an enhanced or the standard death benefit. Please refer to the terms of your offer for information about your remaining death benefit.

                              -------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protected Benefit account and all subsequent contract years. THE
ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER
OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR
GMIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See
"Annual Roll-up Rate" under "Guaranteed minimum income benefit" for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protected Benefit account -- the "Deferral Roll-up rate," described below.

DEFERRAL ROLL-UP RATE

The Deferral Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protected Benefit account.

Beginning in the first contract year in which you fund your Protected Benefit account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral Roll-up amount") will be calculated using the Deferral Roll-up rate. Once you take a withdrawal from your Protected
Benefit account, the Deferral Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited. THE
DEFERRAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER
OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE DEFERRAL ROLL-UP RATE UNDER YOUR
GMIB. This rate is calculated using the Deferral Ten-Year Treasuries Rate
Formula. See "Deferral Roll-up Rate" under "Guaranteed minimum income benefit"
for more information regarding this formula.

The Deferral Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protected Benefit account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GMIB.
If you select the GMIB Two-Year Lock, the new business rates are no longer applicable after the second contract year, even if you fund your Guaranteed benefits after the second contract year. If you select the GMIB Multi-Year
Lock, the Lock-in Rate will apply during the initial period that withdrawal charges may apply to your contract. For example, the Lock-in Rate, from the contract date and for each additional contribution, is seven years for Series
B, nine years for Series CP and four years for Series L. Lock-in Rates are no longer applicable after the duration specified in your contract. See "New business rates" under "Guaranteed minimum income benefit" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the
GMIB, the 75 day rate lock in applies to both the Annual Roll-up rate and
Deferral Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed minimum income benefit."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GMIB. For more information, see "Renewal rates" under "Guaranteed minimum income benefit."

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GMIB)
after the new business rates have expired, you can contact a Customer Service
Representative to find out the current Annual Roll-up rate and if applicable,
Deferral Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate or Deferral Roll-up rate (whichever applies) for your contract. The information can also be found online, through your Online
Access Account.

ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary if there has ever been a withdrawal from your Protected Benefit account. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is

                        CONTRACT FEATURES AND BENEFITS

the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protected Benefit account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The crediting of any Annual Roll-up amount ends on the contract date anniversary following the owner reaching age 85. A withdrawal from your Protected Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. Any such withdrawal will reduce (i) your
Roll-up to age 85 benefit base on a pro rata basis and (ii) your Annual Roll-up amount on a dollar-for-dollar basis, but not less than zero. However, a RMD withdrawal from our RMD program will not reduce your Annual Roll-up amount in the year you first fund your Protected Benefit account.

Your Annual Roll-up amount at the end of the contract year is calculated as follows:

..   Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   The Annual Roll-up rate that was in effect on the first day of the contract year; less

..   Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment account variable investment options and/or Guaranteed interest option to the
    Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE CONTRACT YEAR
AFTER THE CONTRIBUTION OR TRANSFER. (SINCE THERE IS NO ANNUAL WITHDRAWAL AMOUNT
IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED,
ANY WITHDRAWALS IN THAT YEAR (OTHER THAN RMD WITHDRAWALS FROM OUR RMD PROGRAM)
RESULT IN A DOLLAR-FOR-DOLLAR REDUCTION OF THE ANNUAL ROLL-UP AMOUNT (BUT NOT
LESS THAN ZERO).)

In the event of your death, a pro-rated portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your
Roll-up to age 85 benefit base on a pro rata basis. When the owner reaches age
85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.

DEFERRAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Deferral Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protected Benefit account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral Roll-up rate under your contract, and contributions and transfers to the Protected Benefit account during the contract year. The Deferral Roll-up amount adjustment to your
Roll-up to age 85 benefit base is the primary way to increase the value of the
Roll-up to age 85 component of your "Greater of" death benefit base. The crediting of any Deferral Roll-up amount ends on the contract date anniversary following the owner reaching age 85.

Your Deferral Roll-up amount at the end of the contract year is calculated as follows:

..   your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral Roll-up rate that was in effect on the first day of the contract year; plus

..   A pro-rated Deferral Roll-up amount for any contribution to the Protected
    Benefit account variable investment options during the contract year; plus

..   A pro-rated Deferral Roll-up amount for any transfer from the Investment account and/or Guaranteed interest option to the Protected Benefit account variable investment options during the contract year; plus

..   A pro-rated Deferral Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protected Benefit account variable investment options during the contract year.

A PRO-RATED DEFERRAL ROLL-UP AMOUNT IS BASED ON THE NUMBER OF DAYS IN THE
CONTRACT YEAR AFTER THE CONTRIBUTION OR TRANSFER.

In the event of your death, a pro-rated portion of the Deferral Roll-up amount will be added to the Roll-up to age 85 benefit base.

ROLL-UP TO AGE 85 BENEFIT BASE RESET

THIS SECTION DESCRIBES HOW THE ROLL-UP TO AGE 85 BENEFIT BASE RESET WORKS IN
CONNECTION WITH THE CALCULATION OF YOUR "GREATER OF" DEATH BENEFIT.

Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up to age 85 benefit base will automatically reset to equal the Protected Benefit account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier. See "Annual reset options" earlier in this section.

For Series CP(R) contracts, on your contract date anniversary any credit or
Earnings bonus amounts that are part of your Protected Benefit account value are included in the calculation of your Roll-up to age 85 benefit base reset.
If you are eligible for an Earnings bonus on your contract date anniversary, the amount of the Earnings bonus will be credited to your Total account value after any reset is calculated. If a reset occurs, your Guaranteed benefit base(s) will not be increased by amounts associated with the Earnings bonus on that contract date anniversary.

                        CONTRACT FEATURES AND BENEFITS

If a reset is not applicable on your contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

We will send you a notice in each year that the Roll-up to age 85 benefit base is eligible to be reset. If you are not enrolled in either the automatic annual reset program or the automatic customized reset program you will have 30 days from your contract date anniversary to request a reset. At any time, you may choose one of the three available reset methods: one-time reset option, automatic annual reset program or automatic customized reset program. The procedures for choosing a reset method are the same procedures described under
"GMIB benefit base reset" earlier in this section.

The total dollar amount charged on future contract date anniversaries may increase as a result of the reset, even if the charge for the "Greater of"
death benefit has not been increased, since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied.
See "Charges and expenses" later in this Prospectus for more information.

ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE

If you have the "Greater of" death benefit and the GMIB, both your Roll-up to age 85 benefit base and GMIB benefit base are calculated the same way until age
85. Therefore, your Roll-up to age 85 benefit base and GMIB benefit base are equal until age 85. Beginning after the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday, your Roll-up to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and (iii) be reduced dollar-for-dollar by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GMIB benefit base calculation continue until age 95. Therefore, after age 85, your Roll-up to age 85 benefit base and your GMIB benefit base may differ.

WITHDRAWALS UP TO YOUR ANNUAL WITHDRAWAL AMOUNT AFFECT YOUR ROLL-UP TO AGE 85
BENEFIT BASE THE EXACT SAME WAY AS THEY AFFECT YOUR GMIB BENEFIT BASE PRIOR TO
THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85.Beginning with the contract year that follows the contract year in which you first fund your Protected Benefit account, if Lifetime GMIB payments have not begun, you may withdraw up to your
Annual withdrawal amount without reducing your Roll-up to age 85 benefit base.

IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL
AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND
YOUR "GREATER OF" DEATH BENEFIT.An Excess withdrawal reduces your Roll-up to age 85 benefit base on a pro rata basis. A withdrawal from your Protected
Benefit account in the first contract year in which the Protected Benefit account is funded is an Excess withdrawal. A withdrawal that causes your
Protected Benefit account value to go to zero will terminate your "Greater of"
death benefit.

The reduction of your Roll-up to age 85 benefit base on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protected Benefit account value is less than the Roll-up to age 85 benefit base. For an example of how pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.
Please see Appendix III later in this Prospectus for an example of how the
Roll-up to age 85 benefit base that is part of the "Greater of" Guaranteed minimum death benefit is calculated.

                              -------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See
"Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits"
later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

SERIES CP(R) AND YOUR GUARANTEED BENEFIT BASES

Credit and Earnings bonus amounts are not included in your GMIB and GMDB benefit bases. If you decide to transfer amounts from your Investment account to your Protected Benefit account variable investment options, only amounts representing contributions and earnings will increase your benefit bases.
Credit and Earnings bonus amounts to your Investment account are considered transferred first, though any amount of that transfer that represents those amounts will be excluded from your Guaranteed benefit bases, except to the extent that any credit and Earnings bonus amounts are part of the Protected
Benefit account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GMIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). All transfers, however, will increase your Protected Benefit account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP(R) contract, make an initial contribution of $100,000 and you also elect the GMIB and the Return of
Principal death benefit. You allocate the entire $100,000 contribution to the
Investment account variable investment options and $0 to the Protected Benefit account variable investment options. In effect, you have not started to fund your Guaranteed benefits.

The credit on contributions applied to your contract is $3,000 ($100,000 x 3%), resulting in an initial Investment account value of $103,000.

                        CONTRACT FEATURES AND BENEFITS

On December 15th, you decide to fund your Guaranteed benefits by transferring
$10,000 to the Protected Benefit account variable investment options. After that transfer, your Protected Benefit account value would be $10,000, but your
GMIB benefit base and Return of Principal death benefit base would both be
$7,000 ($10,000 - $3,000). This is because credits to your Investment account are always considered transferred first.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Protected Benefit account will reduce your
Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protected Benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 - $16,000).

If your Protected Benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your
Protected Benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protected Benefit account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000
($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 - $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your
Guaranteed benefit bases on a pro rata basis and your Protected Benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Protected Benefit account value. For more information on the calculation of the charge, see "Withdrawal charge" later in this Prospectus.

If you have the GMIB with the Highest Anniversary Value death benefit or the
"Greater of" death benefit and you take a withdrawal from your Protected
Benefit account, your Highest Anniversary Value benefit base for the respective
Guaranteed minimum death benefits will be reduced on a dollar-for-dollar basis by withdrawals up to the Annual withdrawal amount, and on a pro rata basis by
Excess withdrawals (including any applicable withdrawal charges). NOTE THAT ANY
WITHDRAWAL FROM YOUR PROTECTED BENEFIT ACCOUNT IN THE FIRST CONTRACT YEAR IN
WHICH THE PROTECTED BENEFIT ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL. If you
take a withdrawal from your Protected Benefit account and you do not have the
GMIB with the Highest Anniversary Value death benefit, your Highest Anniversary
Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges).

Withdrawals affect your GMIB benefit base and Roll-up to age 85 benefit base, as follows:

..   A withdrawal from your Protected Benefit account in the contract year in which you first fund your Protected Benefit account will reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

..   Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GMIB benefit base.

..   Beginning with the contract year that follows the contract year in which you fund your Protected Benefit account and until the contract date anniversary after age 85, if your Lifetime GMIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your
    Roll-up to age 85 benefit base.

..   Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

..   The portion of a withdrawal in excess of your Annual withdrawal amount
    ("Excess withdrawal") will always reduce your GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your
    Protected Benefit account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that contract year will reduce the GMIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

Withdrawals affect your RMD Wealth Guard death benefit base, as follows:

..   A withdrawal from your Protected Benefit account prior to the calendar year in which you turn age 701/2 will be treated as an Excess RMD withdrawal and will reduce your RMD Wealth Guard death benefit base on a pro rata basis.

..   A withdrawal from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 will be treated as RMD Wealth
    Guard withdrawals and will count towards your RMD Wealth Guard withdrawal amount.

..   A withdrawal from your Protected Benefit account beginning from the calendar year in which you turn age 701/2 in excess of your RMD Wealth
    Guard withdrawal amount will be treated as an Excess RMD withdrawal. The portion of a withdrawal in excess of your RMD Wealth Guard withdrawal amount will reduce your RMD Wealth Guard death benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protected Benefit account to exceed the RMD
    Wealth Guard withdrawal amount, that portion of the withdrawal that exceeds the RMD Wealth Guard withdrawal amount and any subsequent withdrawals from your Protected Benefit account in that calendar year will reduce the RMD
    Wealth Guard death benefit base on a pro rata basis.

Please see Appendix VII later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases. For information on

                        CONTRACT FEATURES AND BENEFITS

how RMD payments affect your Guaranteed benefits, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this
Prospectus. For information on how RMD payments affect your RMD Wealth Guard death benefit, see "RMDs for contracts with the RMD Wealth Guard death benefit"
in "Accessing your money" later in this Prospectus. For information about the
RMD Wealth Guard death benefit, see "RMD Wealth Guard death benefit" earlier in this Prospectus.

DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protected Benefit account. If you have not funded your Protected Benefit account, we call this a
"pre-funding" drop or change. If you have funded your Protected Benefit account, we call this a "post-funding" drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

PRE-FUNDING DROP OR CHANGE

Prior to funding your Protected Benefit account, you can drop your GMIB,
Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GMIB, the Guaranteed minimum death benefit generally cannot be changed without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(R) contract and our rules for dropping and changing benefits prior to funding your Protected Benefit account.

POST-FUNDING DROP

SERIES B, CP(R) AND L CONTRACTS

If you funded your Protected Benefit account at issue and contributions to the contract are no longer subject to withdrawal charges, you have the option to drop both your GMIB and Guaranteed minimum death benefit. Also, in some cases, you can drop your GMIB and retain your Guaranteed minimum death benefit. If you funded your Protected Benefit account after issue, you generally cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protected Benefit account was funded, and
(ii) the expiration of all withdrawal charges.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protected Benefit account or make a one-time transfer to the Investment account variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a
Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GMIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GMIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement
Cornerstone(R) contract and our rules for dropping and changing benefits if you have already funded your Protected Benefit account.

If you drop the GMIB from your contract and retain the GMDB, the ATP will no longer be in effect and any account value in the AXA Ultra Conservative
Strategy investment option will be allocated according to your instructions on file for the Protected Benefit account. If you drop the GMIB from your contract and do not retain the GMDB and you make a one-time transfer to the Protected
Benefit account, any account value in the AXA Ultra Conservative Strategy investment option will be allocated according to your instructions on file for the Investment account (including the guaranteed interest option). Please note that if you drop the GMIB from your contract, you may not retain the "Greater of" GMDB.

DROPPING OR CHANGING YOUR GUARANTEED BENEFITS IN THE EVENT OF A FEE CHANGE. In
the event that we exercise our contractual right to change the fee for the
GMIB, "Greater of" death benefit, or RMD Wealth Guard death benefit, you may be given a one-time opportunity to drop your Guaranteed benefits or change your
GMDB if it is not yet funded, subject to our rules. You may drop or change your
Guaranteed benefits only within 30 days of the fee change notification. If you have funded your Protected Benefit account and wish to drop your Guaranteed benefits, the requirement that all withdrawal charges have expired will be waived. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" in "Charges and expenses" and Appendix I "Dropping or changing your Guaranteed benefits" later in this Prospectus for more information.

GUARANTEED BENEFIT OFFERS

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer.
In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

(NOT AVAILABLE FOR SERIES CP(R) CONTRACTS)

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE
OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL

                        CONTRACT FEATURES AND BENEFITS

INCOME TAX RULES. THERE ARE A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE
CONTRACT, HOW THE CONTRACT IS PURCHASED, AND THE FEATURES THAT ARE AVAILABLE
UNDER THE CONTRACT. A PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE
MAKING A DECISION TO PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth)
where the original individual retirement account or annuity was not issued by
AXA Equitable. The beneficiary may want to change the investments of the
"original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the
Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans
    ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable
Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited
IRA can only be purchased by a direct rollover of the death benefit under the
Applicable Plan. In this discussion, "you" refers to the owner of the Inherited
IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include
"deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY
CONTINUATION CONTRACT

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY AN IRA
BENEFICIARY:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See
    Appendix IX later in this Prospectus for more information.

..   Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA
    Equitable, where the deceased owner is the same as under the original IRA contract.

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required

                        CONTRACT FEATURES AND BENEFITS

   payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

WHEN THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS OWNED BY A
NON-SPOUSAL APPLICABLE PLAN BENEFICIARY:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See Appendix IX later in this Prospectus for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

FEATURES OF THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT WHICH APPLY TO
EITHER TYPE OF OWNER:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

..   You may make transfers among the investment options, as permitted.

..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges may apply as described in "Charges and expenses" later in this Prospectus.

..   If you have the Return of Principal death benefit or the Highest
    Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

..   The GMIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the
    Inherited IRA beneficiary continuation contract.

..   Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

..   When you die, we will pay your beneficiary the Investment account value and the greater of the Protected Benefit account value or the applicable death benefit.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer.
Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your
"free look" period, see Appendix V later in this Prospectus.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options
(less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your "free look" period, depend on whether you purchased the contract as a replacement. Please refer to your contract or supplemental materials or contact us for more information. For any
IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP(R) contract owners, please note that you will forfeit the Credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this
Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this
Prospectus.

                        CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Protected Benefit account value, and (ii) the Investment account value. Your "Protected Benefit account value" is the total value you have in: (i) the Protected Benefit account variable investment options, and (ii) amounts in a Special DCA program designated for the Protected Benefit account variable investment options. Your
"Investment account value" is the total value you have in: (i) the Investment account variable investment options, (ii) the guaranteed interest option, and
(iii) amounts in a Special DCA program designated for the Investment account variable investment options and the guaranteed interest option. See "What are your investment options under the contract?" in "Contract features and benefits" for a detailed list of the Protected Benefit account variable investment options and Investment account variable investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and
(ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option (including the AXA Ultra Conservative Strategy investment option) invests in shares of a corresponding Portfolio. Your value in each variable investment option (including the AXA Ultra Conservative
Strategy investment option) is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding
Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option (including the AXA Ultra
Conservative Strategy investment option) depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administration expenses; and

(iii)distribution charges.

   On any day, your value in any variable investment option (including the AXA
   Ultra Conservative Strategy investment option) equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option
   (including the AXA Ultra Conservative Strategy investment option) does not change unless they are:

(i)increased to reflect subsequent contributions (plus the Credit for Series
   CP(R) contracts);

(ii)decreased to reflect withdrawals (plus withdrawal charges, if applicable);
    or

(iii)increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

(FOR SERIES B AND SERIES L CONTRACTS ONLY)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

..   If you have Investment account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

..   Your Return of Principal, Highest Anniversary Value, and "Greater of"
    Guaranteed minimum death benefits will terminate without value if your
    Protected Benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also have the GMIB or receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

..   If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before the owner reaches age 95, you will receive periodic payments until we have returned the value of the RMD
    Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero. We will treat this as a period certain annuity for the period measured from the owner's age when the Protected Benefit account value falls to zero to age 95. Your contract will terminate, unless you have amounts allocated

                       DETERMINING YOUR CONTRACT'S VALUE

   to the Investment account. Any remaining RMD payments from the Investment account will continue uninterrupted. The period certain annuity, which will begin one modal period from the date the Protected Benefit account falls to zero, will be treated as a separate annuity contract for purposes of the required minimum distribution rules. Any remaining RMD payments from the entire contract must be taken from the Investment account in the calendar year the Protected Benefit account falls to zero. See "RMD Wealth Guard death benefit" in "Contract features and benefits" earlier in this
   Prospectus; as well as "Tax information" later in the Prospectus for more information.

..   If you have the GMIB and your Protected Benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GMIB payments if the no lapse guarantee is still in effect, in accordance with the terms of the
    GMIB. Unless you have amounts allocated to your Investment account, your contract will also terminate.

..   If your Protected Benefit account value falls to zero due to an Excess withdrawal, your GMIB will terminate and you will not receive Lifetime GMIB payments. Unless you have amounts allocated to your Investment account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the
contract or subsequent transfers or contributions to the Protected Benefit account variable investment options, either directly or through a Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or
Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

                       DETERMINING YOUR CONTRACT'S VALUE

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

..   You may not transfer any amount to a Special DCA program.

..   Amounts allocated to the Investment account variable investment options or guaranteed interest option can be transferred among the Investment account variable investment options. If you elect the "Greater of" GMDB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options until the contract date anniversary following owner age 70. If you do not elect the "Greater of" GMDB and you select the
    GMIB, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected
    Benefit account variable investment options until the contract date anniversary following owner age 80. Transfers into your Protected Benefit account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

..   If you elect the RMD Wealth Guard death benefit, you may transfer amounts allocated to the Investment account variable investment options and the guaranteed interest option to the Protected Benefit account variable investment options at any time prior to your 71st birthday or your first
    RMD withdrawal whichever is earlier.

..   Transfers are also subject to the limitations described below:

   -- If you are under age 66, you may transfer 100% of your Investment account value variable investment options to the Protected Benefit account variable investment options. If you are age 66 or older, the maximum amount you may transfer to the Protected Benefit account is equal to the
      Investment account value as of the transaction date minus your total contributions and any applicable credits (for Series CP only) to the
      Investment account from age 66 through age 70.

      For example, assume you are 68 years old and your Investment account value on the date of your transfer request is $100,000. Further assume that your total contributions and any applicable credits to the
      Investment account from age 66 to 68 were equal to $20,000. The maximum amount you may transfer from the Investment account variable investment options to the Protected Benefit account variable investment options would be equal to $80,000 ($100,000 - $20,000).

..   Amounts invested in the Protected Benefit account variable investment options can only be transferred among the Protected Benefit account variable investment options. Transfers out of the Protected Benefit account variable investment options into the Investment account variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protected Benefit account value must be withdrawn from the contract or transferred into the
    Investment account variable investment options or guaranteed interest option. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed interest option below.
    ONCE A WITHDRAWAL IS TAKEN FROM YOUR PROTECTED BENEFIT ACCOUNT, YOU CANNOT
    MAKE ADDITIONAL CONTRIBUTIONS TO YOUR PROTECTED BENEFIT ACCOUNT. YOU MAY,
    HOWEVER, BE ABLE TO CONTINUE TO MAKE TRANSFERS FROM YOUR INVESTMENT ACCOUNT
    TO THE PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS UNTIL SUCH
    TIME YOU MAKE A SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT ACCOUNT AT WHICH
    POINT TRANSFERS INTO THE PROTECTED BENEFIT ACCOUNT WILL NO LONGER BE
    AVAILABLE. A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protected Benefit account. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

..   You may not transfer any amount to the AXA Ultra Conservative Strategy investment option.

..   Beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account and until the contract date anniversary through age 70, you may elect to have 100% of your Protected
    Benefit account value in the AXA Ultra Conservative Strategy investment option transferred out and allocated according to your allocation instructions on file for the Protected Benefit account. You may only initiate this transfer once per contract year and you must make this election using our required form. This election is called the ATP exit option. See ''Asset transfer program (''ATP'')'' in ''Contract features and benefits'' for more information.

..   A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under
    "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

..   For transfer restrictions regarding disruptive transfer activity, see
    "Disruptive transfer activity" below.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

..   The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

   (a)25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

   (b)the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c)25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions.
When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25%
outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form), by telephone using TOPS or through Online Account Access. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits"
for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate
Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the Portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting
Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how
Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners; and (4) these procedures do not apply to the AXA Ultra Conservative Strategy Portfolio.

We offer investment options with underlying Portfolios that are part of AXA
Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of
Portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this
Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers.
Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING AMONG YOUR INVESTMENT ACCOUNT VARIABLE INVESTMENT OPTIONS AND
GUARANTEED INTEREST OPTION

We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment account value among the Investment account variable investment options. Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a)the percentage you want invested in each investment option (whole percentages only), and

(b)how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program)
must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is
AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
REBALANCING DOES NOT ASSURE A PROFIT OR PROTECT AGAINST LOSS. YOU SHOULD
PERIODICALLY REVIEW YOUR ALLOCATION PERCENTAGES AS YOUR NEEDS CHANGE. YOU MAY
WANT TO DISCUSS THE REBALANCING PROGRAM WITH YOUR FINANCIAL PROFESSIONAL BEFORE
ELECTING THE PROGRAM.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment account variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Protected Benefit account variable investment options. For information about rebalancing among the Protected Benefit account variable investment options, see the section below.

REBALANCING AMONG YOUR PROTECTED BENEFIT ACCOUNT VARIABLE INVESTMENT OPTIONS

You can rebalance your Protected Benefit account value by submitting a request to rebalance as of the date we receive your request, however, scheduled recurring rebalancing is not available. Therefore, any subsequent rebalancing transactions would require a subsequent rebalancing request. Your rebalance request must indicate the percentage you want rebalanced in each investment option (whole percentages only). You can rebalance only to the investment options available in your Protected Benefit account.

When we rebalance your Protected Benefit account, we will transfer amounts among the investment options so that the percentage of your account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have on file. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. Amounts in the AXA Ultra
Conservative Strategy investment option are excluded from rebalancing.

SYSTEMATIC TRANSFER PROGRAM

Under the systematic transfer program, you may elect to have amounts from the
Investment account variable investment options

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

and the guaranteed interest option transferred to the Protected Benefit account variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

--------------------------------------------------------------------------------
PLEASE CHECK WITH YOUR FINANCIAL PROFESSIONAL OR ONE OF OUR CUSTOMER SERVICE
REPRESENTATIVES REGARDING THE AVAILABILITY OF OUR SYSTEMATIC TRANSFER PROGRAM
OPTIONS.
--------------------------------------------------------------------------------

(i)FIXED DOLLAR. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(ii)FIXED PERCENTAGE. Under this program, you can transfer a specified percentage of your Investment account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment account value on the transfer date is $50 or less, and you have not elected the systematic transfer program to be in effect for a specified period of time, we will transfer the entire amount and the program will end.

(iii)TRANSFER THE GAINS. Under this option, you can transfer amounts in excess of your "total net contributions" (described below) made to the Investment account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment account as of the date of the transfer. If there are no gains in the Investment account, a transfer will not occur.

(iv)TRANSFER THE GAINS IN EXCESS OF A SPECIFIED PERCENTAGE. Under this option, you can transfer amounts in excess of a specified percentage of your "total net contributions" (described below) made to the Investment account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the
    Investment account in excess of a specified percentage. If there are no gains in the Investment account, a transfer will not occur.

For all options, you may elect the systematic transfer program to be in effect for a specified period of time. If you elect the systematic transfer program to be in effect for a specified period of time, the program will continue in effect until the end of the specified period of time or, if earlier, the date you are no longer eligible to transfer amounts into the Protected Benefit account. Any contributions made to the Investment account while the program is in effect will be subject to transfer or sweep to the Protected Benefit account until the date you are no longer eligible to transfer amounts into the
Protected Benefit account.

For options (iii) and (iv), the "net contribution amount" is the total contributions made to the Investment account, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Protected Benefit account. All subsequent contributions made to the Investment account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment account will be withdrawn or transferred -- gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of "gains" in the Investment account on the date of the transfer. For this purpose, "gains" is equal to the Investment account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

..   As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

..   For Series CP(R) contracts, any credits and Earnings bonus applied to the
    Investment account will not be part of the net contribution amount. The total amount of credit and Earnings bonus applied to the Investment account will be considered transferred to the Protected Benefit account first before any earnings are transferred under our Systematic transfer program.

..   Each transfer will be pro-rated from all of your investment options in the
    Investment account, except for amounts allocated to a Special DCA program.
    If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your
    Investment account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment account).
    However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment account variable investment options and the Guaranteed interest option. No amounts will be transferred from the
    Special DCA program.

..   Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated from the Investment account variable investment options and the guaranteed interest option.

..   All transfers to the Protected Benefit account variable investment options will be in accordance with your allocation instructions on file.

..   An ad hoc transfer from the Investment account to the Protected Benefit account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options
    (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

..   You can only have one Systematic transfer program in effect at any one time.

..   You can cancel your Systematic transfer program at any time.

..   Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

..   The Systematic transfer program is available with any dollar cost averaging program available under your contract.

..   You can elect a rebalancing program for your Investment account value while the Systematic transfer program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your
    Investment account value.

..   If all Guaranteed benefits are dropped post-funding of the Protected
    Benefit account, your Systematic transfer program will be terminated.

..   If we exercise our right to discontinue contributions and/or transfers to the Protected Benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protected
    Benefit account variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

..   If you make a contribution to your Investment account following your first withdrawal from the Protected Benefit account, your Systematic transfer program will be terminated.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value"
earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you take a withdrawal from the Protected Benefit account variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protected Benefit account variable investment options. The first withdrawal from your Protected
Benefit account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See "How you can purchase and contribute to your contract" and "Annual Roll-up rate" and "Deferral Roll-up rate" under
"Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus and "Rules regarding contributions to your contract" in
Appendix IX later in this Prospectus for more information.

-----------------------------------------------------------------------------------------------------------------
                                                                            METHOD OF WITHDRAWAL
                                                             ----------------------------------------------------
                                                                                            PRE-AGE   LIFETIME
                                                             AUTO-                           59 1/2   REQUIRED
                                                             MATIC                            SUB-     MINIMUM
                                                             PAYMENT             SYSTE-    STANTIALLY DISTRIBU-
                       CONTRACT/(1)/                         PLANS/(2)/ PARTIAL MATIC/(3)/   EQUAL      TION
-----------------------------------------------------------------------------------------------------------------
NQ                                                              Yes       Yes      Yes        No         No
-----------------------------------------------------------------------------------------------------------------
Traditional IRA                                                 Yes       Yes      Yes        Yes        Yes
-----------------------------------------------------------------------------------------------------------------
Roth IRA                                                        Yes       Yes      Yes        Yes        No
-----------------------------------------------------------------------------------------------------------------
Inherited IRA                                                   No        Yes      No         No         Yes/(4)/
-----------------------------------------------------------------------------------------------------------------
QP/(5)/                                                         Yes       Yes      No         No         No
-----------------------------------------------------------------------------------------------------------------
SEP IRA                                                         Yes       Yes      Yes        Yes        Yes
-----------------------------------------------------------------------------------------------------------------
(1)Please note that not all contract types are available under all contracts in the Retirement Cornerstone(R) Series.
(2)Available for contracts with GMIB only.
(3)Available for withdrawals from your Investment account variable investment options and guaranteed interest option only.
(4)The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(5)All payments are made to the plan trust as the owner of the contract. See
   "Appendix II: Purchase considerations for QP contracts" later in this
   Prospectus.

AUTOMATIC PAYMENT PLANS

(FOR CONTRACTS WITH GMIB)

You may take automatic withdrawals from your Protected Benefit account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. The first payment date cannot be more than one full payment period from the date the enrollment form is received at our processing office.
If a later date is specified, we will not process your enrollment form. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

Each scheduled payment cannot be less than $50. If scheduled payments would be less than $50, the program will be terminated. This applies even if an RMD withdrawal causes the reduction of scheduled amounts below $50. Scheduled payments are taken pro rata from all Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Scheduled payments are not taken out of the Special DCA programs.

If you take a partial withdrawal while an automatic payment plan is in effect:

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that exceeds the Annual withdrawal amount will terminate the program. You may set up a new program immediately, but it will not begin until the next contract year.

After scheduled payments begin, a partial withdrawal (together with all withdrawals to date in the contract year) that is less than or equal to the
Annual withdrawal amount may cause payments to be suspended until the next contract year once the full Annual withdrawal amount for that contract year has been paid out. After a partial withdrawal is taken, you will continue to receive scheduled payments without a disruption in payments until the Annual withdrawal amount is paid out. After the full Annual withdrawal amount has been paid out, the program will be suspended for the remainder of the contract year.

MAXIMUM PAYMENT PLAN

If you have funded the GMIB, the Maximum payment plan is available beginning in the contract year that follows the contract year in which you first fund your
Protected Benefit account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the
Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

For monthly or quarterly payments, the Annual withdrawal amount will be divided by 12 or 4 (as applicable). The program is designed to pay the entire Annual withdrawal amount in each contract year, regardless of whether the program is started at the beginning of the

                             ACCESSING YOUR MONEY

contract year or on some other date during the contract year. Consequently, a program that commences on a date other than during the first month or quarter, as applicable, following a contract date anniversary will account for any payments that would have been made since the beginning of the contract year, as if the program were in effect on the contract date anniversary. A catch-up payment will be paid for the number of payment dates that have elapsed from the beginning of the contract year up to the date the enrollment is processed. The catch-up payment is made immediately when the Maximum payment plan enrollment is processed. Thereafter, scheduled payments will begin one payment period later.

A partial withdrawal taken in the same contract year prior to enrollment in the
Maximum payment plan will have the following effect:

..   If the amount of the partial withdrawal is more than the Annual withdrawal amount, we will not process your enrollment form.

..   If the amount of the partial withdrawal is less than the Annual withdrawal amount, then the partial withdrawal will be factored into the Maximum payment plan payments for that contract year.

..   Annual frequency: If the amount of the partial withdrawal is less than the
    Annual withdrawal amount, the remaining Annual withdrawal amount is paid on the date the enrollment form is processed or a later date selected by the owner. You may not select a date later than the next contract date anniversary.

..   A partial withdrawal that is taken after you are enrolled in the program but before the first payment is made terminates the program.

CUSTOMIZED PAYMENT PLAN

--------------------------------------------------------------------------------
PLEASE CHECK WITH YOUR FINANCIAL PROFESSIONAL OR ONE OF OUR CUSTOMER SERVICE
REPRESENTATIVES REGARDING THE AVAILABILITY OF OUR CUSTOMIZED PAYMENT PLAN
OPTIONS.
--------------------------------------------------------------------------------

If you have funded the GMIB, the Customized payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protected Benefit account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GMIB benefit base as of the most recent contract date anniversary. See "Annual withdrawal amount" in
"Guaranteed minimum income benefit" under "Contract features and benefits"
earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan.
For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GMIB benefit base.

(i)Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 3% under the GMIB Multi-Year
   Lock or 4% under the GMIB Two-Year Lock (depending on the Rate-Hold option you select).

(ii)Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable
    Annual Roll-up rate MINUS a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year. Your percentage requests must be in increments of 0.50%.

(iv)Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)Fixed dollar amount or fixed percentage from both your Protected Benefit account and your Investment account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protected Benefit account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your
   Investment account. If in any contract year there is insufficient value in the Investment account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment account as scheduled payments for that contract year even though this amount will be less than you requested.

For examples on how the Automatic payment plans work, please see Appendix VI.
For examples of how withdrawals affect your Guaranteed benefit bases, see
Appendix VII later in this Prospectus.

If you elect the ATP exit option while the Customized payment plan is in effect and the GMIB benefit base is adjusted, the Customized payment plan will operate in the same manner as though a partial withdrawal had been taken and may cause payments to be suspended in the next contract year if a scheduled payment would exceed the Annual withdrawal amount.

PARTIAL WITHDRAWALS AND SURRENDERS
(ALL CONTRACTS)

You may take partial withdrawals from your contract at any time. All withdrawal requests must be made on a specific form provided by us. Please see "How to reach us" under "Who is AXA Equitable?" earlier in this Prospectus for more information. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see "Free withdrawal amount" in
"Charges and expenses" later in this Prospectus.

                             ACCESSING YOUR MONEY

Any request for a partial withdrawal that results in an Excess withdrawal will suspend your participation in either the Maximum payment plan or Customized payment plan.

SYSTEMATIC WITHDRAWALS
(ALL CONTRACTS EXCEPT INHERITED IRA AND QP)

You may take systematic withdrawals of a particular dollar amount, a particular percentage of, or a specific investment option from your Investment account variable investment options and guaranteed interest option. If there is insufficient account value in the specific investment option you elected, your systematic withdrawals will continue from the remaining Investment account variable investment option or the guaranteed interest option on a pro rata basis.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Investment account value: 0.8%
monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than
$250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Investment account value. HOWEVER, IF
YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A
SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT ACCOUNT, THE SYSTEMATIC WITHDRAWAL
OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

..   You must select a date that is more than three calendar days prior to your contract date anniversary; and

..   You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GMIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages
59 1/2 and 70 1/2.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

SUBSTANTIALLY EQUAL WITHDRAWALS
(TRADITIONAL IRA, ROTH IRA AND SEP IRA CONTRACTS ONLY)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age
59 1/2. Substantially equal withdrawals are also referred to as "72(t)
exception withdrawals". See "Tax information" later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protected Benefit account or the
Investment account. This option is not available if your Total account value is split between the Protected Benefit account and the Investment account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program. Once you have elected substantially equal withdrawals, amounts can be allocated to either or both the Investment account and the Protected Benefit account.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. You should be aware that the portion of any withdrawal from the
Protected Benefit account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See "How withdrawals affect your
Guaranteed benefits" and "Annual withdrawal amount" under "Guaranteed minimum income benefit" in "Contract features and benefits" for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59 1/2 or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or
(iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have

                             ACCESSING YOUR MONEY

allocated or intend to allocate amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another
IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer.
The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

BECAUSE THE IRS-APPROVED PENALTY EXCEPTION METHODS DO NOT PERMIT YOU TO ADD
CONTRIBUTIONS OR CHANGE PAYMENTS TO RESTORE THE GUARANTEED BENEFIT BASE(S), AS
NOTED ABOVE, YOU AND YOUR TAX ADVISER SHOULD CONSIDER CAREFULLY WHETHER YOU
SHOULD ELECT THE SUBSTANTIALLY EQUAL WITHDRAWALS OPTION OR ANY OTHER METHOD OF
PENALTY EXCEPTION WITHDRAWALS IF YOU HAVE ALLOCATED ANY AMOUNTS TO THE
PROTECTED BENEFIT ACCOUNT. PLEASE NOTE THAT ELECTING TO TAKE SUBSTANTIALLY
EQUAL WITHDRAWALS FROM A CONTRACT WITH THE RMD WEALTH GUARD DEATH BENEFIT MAY
LIMIT THE UTILITY OF THAT BENEFIT. SEE THE DISCUSSION OF THE "RMD WEALTH GUARD
DEATH BENEFIT" UNDER "CONTRACT FEATURES AND BENEFITS" EARLIER IN THIS
PROSPECTUS.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(TRADITIONAL IRA AND SEP IRA CONTRACTS ONLY -- SEE "TAX INFORMATION" LATER IN
THIS PROSPECTUS)

We offer our "Automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. The Automatic RMD service generally offers RMD payments from your
Investment account value. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have funded your Guaranteed benefit(s), amounts withdrawn from the contract to meet
RMDs may reduce your benefit base(s) and may limit the utility for most benefit(s), other than the RMD Wealth Guard death benefit. Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under QP contracts. All withdrawals from your
Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis
(including any applicable withdrawal charges) until the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

You may elect this service in the calendar year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently,
RMD payments will be made annually. See "Required minimum distributions" in
"Traditional individual retirement annuities (traditional IRAs)" under "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year during which your contract is issued. Therefore, if you are making a rollover or transfer contribution to the contract after
age 70 1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
FOR TRADITIONAL IRA CONTRACTS, WE WILL SEND A FORM OUTLINING THE DISTRIBUTION
OPTIONS AVAILABLE IN THE YEAR YOU REACH AGE 70 1/2 (IF YOU HAVE NOT BEGUN YOUR
ANNUITY PAYMENTS BEFORE THAT TIME).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on RMD payments taken through our
Automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDS FOR CONTRACTS WITH GMIB. (TRADITIONAL IRA AND SEP IRA CONTRACTS ONLY --
SEE "TAX INFORMATION" LATER IN THIS PROSPECTUS)

For contracts with GMIB or with GMIB and either the "Greater of" death benefit or the Highest Anniversary Value death benefit, if you elect our Automatic RMD service, any lifetime RMD payment we make to you in the first contract year you fund your Protected Benefit account will reduce your benefit bases on a dollar-for-dollar basis. In subsequent contract years, if an Automatic RMD service payment exceeds your Annual withdrawal amount, your benefit bases will be reduced dollar-for-dollar by the amount of the RMD payment in excess of your
Annual withdrawal amount. For contracts with the Return of Principal death benefit elected with or without the GMIB or the Highest Anniversary Value death benefit elected without the GMIB, all withdrawals, including RMD payments through our Automatic RMD service, reduce those benefit bases on a pro rata basis. Amounts from both your Protected Benefit account and Investment account values are used to determine your lifetime RMD payment each year.

The no lapse guarantee will not be terminated if a RMD payment using our
Automatic RMD service causes your cumulative withdrawals from the Protected
Benefit account in the contract year to exceed your Annual withdrawal amount.

If you elect either the Maximum payment plan or the Customized payment plan
(together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, in December that will equal your lifetime
RMD amount less all payments made through your payment date and any scheduled
December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount.
The additional payment will reduce your GMIB benefit base and Roll-up to age 85 benefit base and Highest Anniversary Value benefit base (for contracts with the
"Greater of" death benefit) and Highest Anniversary Value benefit base for contracts with GMIB and Highest Anniversary GMDB on a dollar-for-dollar basis.
Your Highest Anniversary Value benefit base is always reduced on a pro rata basis for the Highest Anniversary Value GMDB if the GMIB is not also elected.

                             ACCESSING YOUR MONEY

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan may be suspended as discussed above. Any partial withdrawal taken from your Protected Benefit account may cause an Excess withdrawal and may be subject to a withdrawal charge. Further, your GMIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, in December that will equal your RMD payment less all withdrawals made through your payment date. If prior to your payment date you make a partial withdrawal that exceeds your
Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Protected Benefit account will be treated as an
Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protected Benefit account made during the same contract year. However, if by your payment date your withdrawals have not exceeded your RMD amount, the
RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your
Protected Benefit account variable investment options (including the AXA Ultra
Conservative Strategy investment option). For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protected Benefit account will be treated as an Excess withdrawal.

RMDS FOR TRADITIONAL IRA AND SEP IRA CONTRACTS WITH THE RMD WEALTH GUARD DEATH
BENEFIT. (SEE "TAX INFORMATION" LATER IN THIS PROSPECTUS)

For contracts with the RMD Wealth Guard death benefit, we offer the RMD Wealth
Guard withdrawal service for RMD withdrawals from your Protected Benefit account to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules.
After consultation with your tax adviser, you may decide to compute RMDs yourself. In such a case, a withdrawal charge may apply. If you enroll in our
RMD Wealth Guard withdrawal service, you will be able to elect to take RMD withdrawals from your Protected Benefit account value and Investment account value. You may elect the RMD withdrawal service in the calendar year in which you reach age 701/2 or in any later year. The minimum amount we will pay out is
$50. Withdrawals from the Protected Benefit account up to your RMD Wealth Guard withdrawal amount will not reduce your RMD Wealth Guard death benefit base.
Excess RMD withdrawals, which are withdrawals in excess of your RMD Wealth
Guard withdrawal amount, will reduce your RMD Wealth Guard death benefit base on a pro rata basis. RMD payments under our RMD Wealth Guard withdrawal service can be paid monthly, quarterly or annually. See "Required minimum distributions" in "Traditional individual retirement annuities (traditional
IRAs)" under "Tax information" later in this Prospectus for your specific type of retirement arrangement. We do not impose a withdrawal charge on RMD payments taken through our RMD Wealth Guard withdrawal service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

Since RMDs are generally not required to be withdrawn from a Roth IRA during your lifetime, prior to converting your IRA to a Roth IRA, you must drop the
RMD Wealth Guard death benefit. For information on dropping this benefit, see
"Dropping or changing your Guaranteed benefits" in "Contract features and benefits", earlier in this prospectus and under Appendix I.

This service is not available under QP contracts. All withdrawals from your
Protected Benefit account under a QP contract owned by a defined contribution plan reduce your RMD Wealth Guard death benefit base on a pro rata basis
(including any applicable withdrawal charges) until the contract is converted into a IRA. (See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus).

For more information about the RMD Wealth Guard death benefit, see "RMD Wealth
Guard death benefit" under "Contract features and benefits" earlier in this
Prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR TOTAL ACCOUNT VALUE

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your
Investment account variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program.
If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the
AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from a Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protected
Benefit account variable investment options (including the AXA Ultra
Conservative Strategy investment option).

Lump sum, fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protected Benefit account
variable investment options (including the AXA Ultra Conservative Strategy investment option). If there is insufficient value or no value in those options, we will subtract amounts from your Investment account variable investment options and guaranteed interest option, excluding amounts in a
Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protected
Benefit account value and the Investment account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment account variable investment

                             ACCESSING YOUR MONEY

options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protected Benefit account variable investment options (including the AXA Ultra Conservative Strategy investment option). Any amounts withdrawn from a Special DCA program that were designated for the Protected Benefit account variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)Take the entire withdrawal on a pro rata basis from the Protected Benefit account variable investment options (including the AXA Ultra Conservative
   Strategy investment option); or

(2)Take the entire withdrawal from the Investment account value, either on a pro rata basis, or specifying which Investment account variable investment options and/or guaranteed interest option the withdrawal should be taken from;

(3)Request a withdrawal to be taken from the Protected Benefit account variable investment options and take the remaining part of the withdrawal from the
   Investment account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the
   Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option); or

(4)Request a withdrawal to be taken from the Investment account variable investment options and take the remaining part of the withdrawal from the
   Protected Benefit account variable investment options. You must specify the investment options for the Investment account value. The withdrawal from the
   Protected Benefit account variable investment options will be taken on a pro rata basis (including the AXA Ultra Conservative Strategy investment option).

For more information on how withdrawals affect your Guaranteed benefits, see
"How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus and Appendix VII later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

..   Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, subject to the following:

   (i)the GMIB (while the no lapse guarantee is in effect unless your Protected
      Benefit account value falls to zero due to an "Excess withdrawal") will continue as described under "Guaranteed minimum income benefit" in
      "Contract features and benefits" earlier in this Prospectus; and

  (ii)the RMD Wealth Guard death benefit (your Protected Benefit account falls to zero before the owner reaches age 95), will continue as described under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

..   If you do not have the RMD Wealth Guard death benefit or the GMIB or if the no lapse guarantee is no longer in effect, or you have not yet funded it, the following applies:

   -- a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

   -- we reserve the right to terminate the contract and any applicable
      Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

   -- we reserve the right to terminate your contract and any applicable
      Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract's cash value. See
"Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GMIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GMIB, will terminate as of the date we receive the required information if your cash value in your Protected Benefit account is greater than your Annual withdrawal amount remaining for that year.
If your cash value is not greater than your Annual withdrawal amount remaining for that year and your no lapse guarantee is still in effect, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GMIB payments. For more information, please see
"Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below.
For the tax consequences of surrenders, see "Tax information" later in this
Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

                             ACCESSING YOUR MONEY

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial Annuitization" below.

Deferred annuity contracts such as those in the Retirement Cornerstone(R)
Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP(R) contracts) after the contract date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the
GMIB or a Guaranteed minimum death benefit, your contract may have both a
Protected Benefit account value and an Investment account value. If there is a
Protected Benefit account value and you choose to annuitize your contract before the maturity date, the GMIB will terminate without value even if your
GMIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under
GMIB. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments.

The payments that you receive upon annuitization of your Protected Benefit account value may be less than your Annual withdrawal amount or your Lifetime
GMIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment account value after the date your Lifetime GMIB payments begin will not affect those payments.

You can currently choose from among the annuity payout options listed below.
Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your
GMIB, your choice of payout options are those that are available under the GMIB
(see "Guaranteed minimum income benefit" in "Contract features and benefits"
earlier in this Prospectus).

--------------------------------------------------------
Fixed annuity payout options  Life annuity
                              Life annuity with period
                                 certain
                              Life annuity with refund
                                 certain
--------------------------------------------------------

..   LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after annuitization.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and

                             ACCESSING YOUR MONEY

survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here.
Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Retirement
Cornerstone(R) Series contract.

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, the withdrawal charge will be imposed.

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for the GMIB under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity.
Please note that a withdrawal from your Protected Benefit account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See "How withdrawals are taken from your Total Account
Value" earlier in this Section. Also, see the discussion of "Partial
Annuitization" in "Tax Information" later in this Prospectus.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP(R) contract date (in a limited number of jurisdictions this requirement may be more or less than five years). Please see Appendix V later in this Prospectus for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP(R) contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see Appendix V later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date. In general, the maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant if your contract has joint annuitants), unless you have elected otherwise. If you have a NQ contract with the GMIB and the owner is older than the annuitant, the maturity date is based on the age of the owner. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date and with each quarterly statement until the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GMIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Total account value to a life annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GMIB, the following applies on the maturity date:

..   For amounts allocated to your Investment account, you may select an annuity payout option or take a lump sum payment.

..   If you do not make an election for your Protected Benefit account value on your maturity date, we will apply the greater of the Protected Benefit account value to (a) and the GMIB benefit base to (b) below:

   (a)a fixed life annuity with payments based on the greater of the guaranteed or then current annuity purchase rates, or

   (b)a supplementary contract with annual payments equal to your GMIB benefit base applied to the applicable GMIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GMIB payout factors will be reduced. See "Guaranteed minimum income benefit" in "Contract features and benefits." You may also elect to have your Protected Benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

For amounts allocated to your Investment account, you must select an annuity payout option or take a lump sum payment.

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Under certain circumstances, your surviving spouse may be substituted as annuitant as of the date of your death. If your surviving spouse becomes the annuitant, the maturity date of the contract may be changed based on the age of the new annuitant. For information about spousal continuation please see "Spousal continuation" later in this Prospectus.

                             ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option (including the AXA Ultra Conservative Strategy investment option). Together, they make up the daily "contract fee." These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administration charge

..   A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options (including the AXA
Ultra Conservative Strategy investment option), we reduce the number of units credited to your contract:

..   On each contract date anniversary -- an annual administrative charge, if applicable.

..   At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

..   On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of
    Principal death benefit) and the Guaranteed minimum income benefit.

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protected Benefit account variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:                   0.80%
   Series CP(R):               1.05%
   Series L:                   1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the
Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP(R) contracts, a portion of this charge also compensates us for any credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus.

If you previously accepted an offer to terminate a guaranteed benefit, charges for that benefit will have ceased. However, as stated in the terms of your offer, you should be aware that you will continue to pay the same operations charge as contract owners that have the standard death benefit, even though you no longer have the standard death benefit.

ADMINISTRATION CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option). The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.30%
   Series CP(R):   0.35%
   Series L:       0.35%

                             CHARGES AND EXPENSES

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option (including the AXA Ultra Conservative Strategy investment option) to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.20%
   Series CP(R):   0.25%
   Series L:       0.25%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your
Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Investment account variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protected Benefit account variable investment options
(including the AXA Ultra Conservative Strategy investment option).

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero"
in "Determining your contract's value" earlier in this Prospectus.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

SPECIAL SERVICE CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing the special service. Except for the duplicate contract charge, we will deduct from your account value any withdrawal charge that applies and the charge for the special service provided.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract.
The charge for this service can be paid (i) using a credit card acceptable to
AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge. We reserve the right to charge a maximum of $85.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE. Currently, we charge $65 for each third-party transfer or exchange. We deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. We reserve the right to increase this charge to a maximum of $125.
Please see Appendix V later in this Prospectus for variations in your state.

WITHDRAWAL CHARGE
(FOR SERIES B, SERIES CP(R) AND SERIES L CONTRACTS ONLY)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the
Prospectus. For Series CP(R) contracts, a portion of this charge also compensates us for any credits we apply to the contract. For a discussion of the Credit, see "Credits" in "Contract features and benefits" earlier in this
Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For
Series CP(R) contracts, we do not consider credits to be contributions.
Therefore, there is no withdrawal charge associated with a Credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

----------------------------------------------------------------------------------------------------------------
                     WITHDRAWAL CHARGE AS A % OF CONTRIBUTION FOR EACH CONTRACT YEAR
----------------------------------------------------------------------------------------------------------------
                                                             1   2   3   4      5    6   7      8    9     10
----------------------------------------------------------------------------------------------------------------
Series B                                                     7%  7%  6%  6%  5%      3%  1%  0%/(1)/ --  --
----------------------------------------------------------------------------------------------------------------
Series L                                                     8%  7%  6%  5%  0%/(2)/ --  --  --      --  --
----------------------------------------------------------------------------------------------------------------
Series CP(R)                                                 8%  8%  7%  6%  5%      4%  3%  2%      1%  0%/(3)/
----------------------------------------------------------------------------------------------------------------
(1)Charge does not apply in the 8th and subsequent contract years following contribution.
(2)Charge does not apply in the 5th and subsequent contract years following contribution.
(3)Charge does not apply in the 10th and subsequent contract years following contribution.

                             CHARGES AND EXPENSES

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1" and the withdrawal charge is reduced or expires on each applicable contract date anniversary.
Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge.
However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix V later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your Total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Protected Benefit account and your Investment account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your Guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your
Total account value. For more information, see "How withdrawals affect your
Guaranteed benefits" in "Contract features and benefits" earlier in this
Prospectus.

The withdrawal charge does not apply in the circumstances described below.

FREE WITHDRAWAL AMOUNT

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

FOR CONTRACTS WITHOUT A GUARANTEED BENEFIT. If you do not have a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your
Investment account value at the beginning of the contract year.

FOR CONTRACTS WITH A GUARANTEED MINIMUM DEATH BENEFIT (OTHER THAN THE RMD
WEALTH GUARD DEATH BENEFIT) AND WITHOUT GMIB. If you have Guaranteed minimum death benefit with your contract, but do not have the GMIB, your free withdrawal amount is equal to 10% of your Investment account value and 10% of your Protected Benefit account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount in connection with the Protected Benefit account value prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your
Investment account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GUARANTEED MINIMUM DEATH BENEFIT AFTER
ISSUE WITH A TRANSFER OF 100% OF YOUR INVESTMENT ACCOUNT VALUE, YOU WILL NOT
HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

FOR CONTRACTS WITH GMIB. With respect to the Investment account, your free withdrawal amount is 10% of the Investment account value at the beginning of the contract year.

With respect to the Protected Benefit account, the free withdrawal amount is the GMIB benefit base as of the most recent contract date anniversary multiplied by the Annual Roll-up rate in effect on the first day of the contract year. The Deferral Roll-up rate is never used to determine the free withdrawal amount.

If you do not fund your GMIB until after issue, there is no free withdrawal amount in connection with the Protected Benefit account prior to the contract date anniversary following the date on which you funded your GMIB. If you fund your GMIB with a transfer, your free withdrawal amount from your Investment account in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GMIB AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR
INVESTMENT ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE
REMAINDER OF THAT CONTRACT YEAR.

In general, the amount of any contribution or transfer into the Protected
Benefit account and a contribution into the Investment account after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the Investment account and the Protected
Benefit account, the free withdrawal amount is allocated based on the amounts withdrawn from each.

Withdrawal charges will not apply when the GMIB is exercised under the no lapse guarantee on the contract date anniversary following age 95.

FOR CONTRACTS WITH THE RMD WEALTH GUARD DEATH BENEFIT. With respect to the
Investment account, your free withdrawal amount is 10% of the Investment account value at the beginning of the contract year.

With respect to the Protected Benefit account, the free withdrawal amount is
10% of the Protected Benefit account value at the beginning of the contract year. Withdrawal charges do not apply to RMD Wealth Guard withdrawals.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. There are
specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

   -- "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

                             CHARGES AND EXPENSES

   -- "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

   -- "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

   -- "Eating" means feeding oneself by food into the body from a receptacle
      (such as a plate, cup or table) or by a feeding tube or intravenously.

   -- "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

   -- "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less.

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the
     United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT. If you elect the Highest Anniversary
Value death benefit, we deduct a charge annually from your Protected Benefit account variable investment options (including the AXA Ultra Conservative
Strategy investment option) on each contract date anniversary for which it is in effect. The charge is equal to 0.35% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

RMD WEALTH GUARD DEATH BENEFIT. If you elect the RMD Wealth Guard death benefit, we will deduct a charge annually from your Protected Benefit account variable investment options on each contract date anniversary for which it is in effect. The current charge is equal to 0.90% of the RMD Wealth Guard death benefit base in effect each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 1.80%. See, "Fee changes for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit" below for more information.

"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Protected Benefit account variable investment options
(including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary for which it is in effect. The current charge is equal to 1.15% of the "Greater of" death benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

We reserve the right to increase the charge for this benefit up to a maximum of
2.30%. See "Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you have the GMIB, we deduct a charge annually from your Protected Benefit account variable investment options
(including the AXA Ultra Conservative Strategy investment option) on each contract date anniversary until such time that your Lifetime GMIB payments begin or you elect another annuity payout option, whichever occurs first. The current charge is equal to 1.15% of the GMIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 2.30%. See
"Fee changes for the Guaranteed minimum income benefit and "Greater of" death benefit" below for more information.

                              -------------------

For the Highest Anniversary Value death benefit, "Greater of" death benefit,
GMIB and RMD Wealth Guard death benefit, we will deduct each charge from your
Protected Benefit account variable investment options (including, if applicable, the AXA Ultra Conservative Strategy investment option) on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protected Benefit account variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value"
earlier in this Prospectus. Your contract will also terminate if you do not have any Investment account value.

                             CHARGES AND EXPENSES

For the Highest Anniversary Value death benefit, the "Greater of" death benefit, the GMIB and RMD Wealth Guard death benefit, if any of the events listed below occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. The pro rata portion of the charge will be based on the fee that is in effect at the time the charge is assessed.

..   A death benefit is paid;

..   you surrender the contract to receive its cash value;

..   you annuitize your Protected Benefit account value;

..   you transfer 100% of your Protected Benefit account value to the Investment account (following the dropping of your Guaranteed benefits); or

..   you withdraw 100% of your Protected Benefit account value (following the dropping of your Guaranteed benefits).

FEE CHANGES FOR THE GUARANTEED MINIMUM INCOME BENEFIT, "GREATER OF" DEATH
BENEFIT AND RMD WEALTH GUARD DEATH BENEFIT

We may increase or decrease the charge for the Guaranteed minimum income benefit, "Greater of" death benefit and RMD Wealth Guard death benefit. You will be notified of a change in the charge at least 30 days in advance. The charge for each benefit may only change once in a 12 month period and will never exceed the maximum shown in the fee table. If you are within your first two contract years at the time we notify you of a revised charge, the revised charge will be effective the first day of the third contract year or at least
30 days following the notification date and will be assessed beginning on your third contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a revised charge, the revised charge will be effective 30 days after the notification date and will be assessed as of your next contract date anniversary that is at least 30 days after the fee change notification date and on all contract date anniversaries thereafter. A pro rated charge assessed during any contract year will be based on the charge in effect at that time. See "Guaranteed benefit charges" above for more information. You may not opt out of a fee change but you may drop the benefit if you notify us in writing within 30 days after a fee change is declared. The requirement that all withdrawal charges have expired will be waived. See
"Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as Appendix I for more information.

EXERCISE OF THE GMIB IN THE EVENT OF A GMIB FEE INCREASE. In the event we increase the charge for the GMIB, you may exercise the GMIB subject to the following rules. If you are within your first two contract years at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on your second contract date anniversary. If you have reached your second contract date anniversary at the time we notify you of a GMIB fee increase, you may elect to exercise the GMIB during the 30 day period beginning on the date of the fee increase notification. NOTE THAT IF YOU
ARE WITHIN YOUR FIRST TWO CONTRACT YEARS AT THE TIME WE NOTIFY YOU OF A GMIB
FEE INCREASE, YOUR OPPORTUNITY TO DROP THE BENEFIT IS THE 30 DAY PERIOD
FOLLOWING NOTIFICATION, NOT THE 30 DAY PERIOD FOLLOWING YOUR SECOND CONTRACT
DATE ANNIVERSARY. We must receive your election to exercise the GMIB within the applicable 30 day GMIB exercise period. Any applicable GMIB exercise waiting period will be waived. Upon expiration of the 30 day exercise period, any contractual waiting period will resume. If your GMIB exercise waiting period has already elapsed when a fee increase is announced, you may exercise your
GMIB during either (i) the 30 day GMIB exercise period provided by your contract or (ii) the 30 day exercise period provided by the fee increase. It is possible that these periods may overlap. For more information on your contract's GMIB exercise period and exercise rules, see "Exercise of GMIB" in
"Contract features and benefits". This feature may not be available in all states. In addition, this feature may vary in your state. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For single owner contracts, the payout can be either based on a single life
(the owner's life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives. For non-natural owners, payments are available on the same basis (based on the annuitant or joint annuitant's life). Your Lifetime GMIB payments are calculated by applying your GMIB benefit base (as of the date we receive your election in good order) less any applicable withdrawal charge remaining, to guaranteed annuity purchase factors. See "Exercise of Guaranteed minimum income benefit" under "Contract features and benefits" for additional information regarding GMIB exercise.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options
(including the AXA Ultra Conservative Strategy investment option) and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

                             CHARGES AND EXPENSES

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. We may also change the crediting percentage that applies to contributions. Credits are subject to recovery under certain circumstances. See "Credits (for Series CP(R) contracts)" under "Contract features and benefits" earlier in this Prospectus. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence.
Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts.
We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

                             CHARGES AND EXPENSES

6. Payment of death benefit

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YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force.
The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform
Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment account is equal to your
Investment account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the
Investment account value used to determine the death benefit will first be reduced by the amount of any credits applied to contributions made during the one-year period prior to the owner's (or older joint owner's, if applicable)
death.

The death benefit in connection with any amount in your Protected Benefit account is equal to your Protected Benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See "Effect of the owner's death" below. For Series
CP(R) contracts, the Protected Benefit account value used to determine the death benefit will first be reduced by the amount of any credits applied to contributions made during the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
WHEN WE USE THE TERMS "OWNER" AND "JOINT OWNER", WE INTEND THESE TO BE
REFERENCES TO ANNUITANT AND JOINT ANNUITANT, RESPECTIVELY, IF THE CONTRACT HAS
A NON-NATURAL OWNER. IF THE CONTRACT IS JOINTLY OWNED OR IS ISSUED TO A
NON-NATURAL OWNER, THE DEATH BENEFIT IS PAYABLE UPON THE DEATH OF THE OLDER
JOINT OWNER OR OLDER JOINT ANNUITANT, AS APPLICABLE.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option
("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation."

If you are the sole owner, your surviving spouse may have the option to:

..   take the death benefit proceeds in a lump sum;

..   continue the contract as a successor owner under "Spousal continuation" (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

                           PAYMENT OF DEATH BENEFIT

..   roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. Any death proceeds will remain invested in this contract until your spouse's new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse's new contract is issued) and the applicable Guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the
Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GMIB and charge will be terminated; or
(4) continue the contract under the Beneficiary continuation option. For Series
CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GMIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under
Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option
(as discussed below in this section) or continue the contract, as follows:

..   In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

..   The applicable Guaranteed minimum death benefit option may continue as follows:

   -- If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or the RMD Wealth Guard death benefit, age 80 or younger for contracts with the Highest
      Anniversary Value death benefit and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85, or in the case of the RMD
      Wealth Guard death benefit, until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 65 or younger on the date of your death for contracts with the "Greater of" death benefit or the RMD Wealth Guard death benefit, age 80 or younger for contracts with the Highest
      Anniversary Value death benefit and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit under the contract.
      The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85, or in the case of the RMD Wealth Guard death benefit, until the contract date anniversary following the earlier of (i) the first RMD withdrawal from the Protected Benefit account and (ii) the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 66 or over on the date of your death for the "Greater of" death benefit or the RMD Wealth Guard death benefit or age 81 or older for the Highest Anniversary Value death benefit, any applicable Guaranteed minimum death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.

   -- If the "Greater of" death benefit continues, the Roll-up to age 85 benefit base reset, and any Deferral Roll-up

                           PAYMENT OF DEATH BENEFIT

      amount or Annual Roll-up amount, as applicable, will be based on the surviving spouse's age.

The GMIB may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Exercise rules" under ''Guaranteed minimum income benefit
(''GMIB'')'' in ''Contract features and benefits'' earlier in this Prospectus.

The RMD Wealth Guard death benefit will terminate if the surviving spouse is not eligible to make contributions or transfers into the Protected Benefit account and the Protected Benefit account has no value.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

In June 2013, the U.S. Supreme Court ruled that the portion of the federal
Defense of Marriage Act that precluded same-sex marriages from being recognized for purposes of federal law was unconstitutional. The IRS adopted a rule recognizing the marriage of same-sex individuals validly entered into in a jurisdiction that authorizes same-sex marriages, even if the individuals are domiciled in a jurisdiction that does not recognize the marriage. The IRS also ruled that the term "spouse" does not include an individual who has entered into a registered domestic partnership, civil union, or other similar relationship that is not denominated as a "marriage" under the laws of that jurisdiction. Absent further guidance, we intend to administer the contract consistent with these rulings. Therefore, exercise of any spousal continuation right under a contract by an individual who does not meet the definition of
"spouse" under federal law may have adverse tax consequences. If you are married to a same-sex spouse, you have all of the rights and privileges under the contract as someone married to an opposite sex spouse. Consult with a tax adviser for more information on this subject.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional
IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see
Appendix V later in this Prospectus.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS
ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in
"Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under
Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

                           PAYMENT OF DEATH BENEFIT

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment account variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

..   The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   The beneficiary may choose at any time to withdraw all or a portion of the
    Total account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made.
Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment account variable investment options but no subsequent contributions will be permitted.

..   The Protected Benefit account variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

IF THE DECEASED IS THE OWNER OR THE OLDER JOINT OWNER:

..   As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protected Benefit account value to equal the applicable death benefit if such death benefit is greater than such Protected Benefit account value adjusted for any subsequent withdrawals. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any credits applied to any such contributions.

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

IF THE DECEASED IS THE YOUNGER NON-SPOUSAL JOINT OWNER:

..   The account value will not be reset to the death benefit amount.

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments;
    the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

                           PAYMENT OF DEATH BENEFIT

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this
    Prospectus, if applicable.

                              -------------------

A surviving spouse should speak to his or her tax professional about whether
Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

                           PAYMENT OF DEATH BENEFIT

7. Tax information

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OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone(R) Series contracts owned by
United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue
Code, and Treasury Department Regulations and IRS interpretations of the
Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts.
Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the
contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

FATCA

Even though this section in the Prospectus discusses consequences to United
States individuals you should be aware that the Foreign Account Tax Compliance
Act (FATCA) which applies beginning in 2014 to certain U.S.-source payments may require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30% FATCA withholding. The FATCA rules are directed at foreign entities, but presume that various U.S. entities are "foreign" unless the U.S. entity has documented its
U.S. status by providing Form W-9. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments, beginning in 2014. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for
Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code
("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

                                TAX INFORMATION

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that
AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial Annuitization"
below.

Annuitization under a Retirement Cornerstone(R) Series contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies). Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

ANNUITY PAYMENTS UNDER THE NO LAPSE GUARANTEE IF YOU HAVE THE GMIB

If the value of the Protected Benefit account falls to zero before the maturity date and the no lapse guarantee is still in effect, we will issue a supplementary contract as described earlier in this Prospectus in "Guaranteed minimum income benefit" under "Contract features and benefits". The payments under the no lapse guarantee will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the no lapse guarantee, all amounts will be fully taxable over your life.

ANNUITY PAYMENTS UNDER THE RMD WEALTH GUARD REFUND FEATURE

If you have the RMD Wealth Guard death benefit and your Protected Benefit account value falls to zero before you reach age 95 or before your death, we will issue you a supplementary contract with the same owner and beneficiary.
You will receive periodic refund payments until we have returned the value of the RMD Wealth Guard death benefit base, less any RMD withdrawals previously taken from the Protected Benefit account before it fell to zero. See "RMD
Wealth Guard Refund feature" in "Contract features and benefits" earlier in this Prospectus for additional information.

The payments under the RMD Wealth Guard Refund feature will be treated as annuity payments. If you have no value remaining in the Investment account, the entire contract will be annuitized. If you have value remaining in the
Investment account, the contract will be treated as partially annuitized as described below. Since the value of the Protected Benefit account has fallen to zero, all of the account value under the contract is allocated to the
Investment account, and all of the basis or investment in the contract will remain with the Investment account. Since no investment in the contract is allocated to the stream of payments under the RMD Wealth Guard Refund feature, all amounts will be fully taxable.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

                                TAX INFORMATION

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract.
Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

TAXATION OF ANNUAL WITHDRAWALS PRIOR TO THE BEGINNING OF LIFETIME GMIB PAYMENTS

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments.")

1035 EXCHANGES

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See "Payment of death benefit".

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit"
earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GMIB Annual withdrawal amount payments made before age 59 1/2 will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the
IRS.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate
Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying
Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the
Portfolios.

                                TAX INFORMATION

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

ADDITIONAL TAX ON NET INVESTMENT INCOME

Taxpayers who have modified adjusted gross income ("MAGI") over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the "Net Investment Income Tax" or "NIIT"). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal
Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)").
This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money"
earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

Except as applicable to SEP-IRA Contracts (see "Simplified Employee Pension
Plans (SEP Plans)" later in this section, we have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth
IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either type of the Retirement Cornerstone(R) Series IRA contract
(traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits"
earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, Series L or Series CP(R) Retirement Cornerstone(R) Series
contracts must be purchased through a direct transfer contribution or rollover contribution. Since the minimum initial contribution AXA Equitable requires to purchase the Retirement Cornerstone(R) Series B contract is $5,000, which is less than as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone(R) Series B contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

                                TAX INFORMATION

See "Simplified Employee Pension Plans (SEP Plans)" later in this section for contributions to a SEP-IRA Contract.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2014, after adjustment for cost-of-living changes. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute.
This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age
70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs
(and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,500, married individuals filing jointly can contribute up to $11,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of
$5,500 can be contributed annually to either spouse's traditional and Roth
IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,500 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the non-working spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "INDIVIDUAL RETIREMENT ARRANGEMENTS
(IRAS)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the maximum
$5,000 per person limit for the applicable taxable year ($5,500 for 2014 after adjustment). The dollar limit is $1,000 higher for people eligible to make age
50-70 1/2"catch-up" contributions ($6,500 for 2014). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See
"Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional
IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional
IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an Inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself:

  You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement

                                TAX INFORMATION

  plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover:

  You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer
457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN
TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or
403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself).
When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs."
After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2,
    or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2

You can avoid or limit the excise tax by withdrawing an excess contribution
(rollover or regular). See Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional
IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the

                                TAX INFORMATION

total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See
    "Rollovers from eligible retirement plans other than traditional IRAs" in
    "Traditional individual retirement annuities (traditional IRAs)" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer
457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

IRA DISTRIBUTIONS DIRECTLY TRANSFERRED TO CHARITY. Certain distributions from
IRAs directly transferred to charitable organizations have been tax-free to IRA owners age 70 1/2 or older in past years. This provision expired as of December
31, 2013, so it is not in effect for 2014 unless Congress later extends it for
2014.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and
Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age
70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The
first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year
(January 1st - April 1st). Distributions must start no later than your
"Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM
DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No.
If you want, you can choose a different method for each of your traditional
IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON
THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional
IRAs, the IRS will let you calculate the required minimum

                                TAX INFORMATION

distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your
IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the
"5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER,
NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE.
IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING
IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under
"Individual beneficiary". PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO
KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE
MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF
THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income.
Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10 % of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

                                TAX INFORMATION

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the
IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment account or the Protected Benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protected Benefit account value after starting Substantially equal withdrawals.

SIMPLIFIED EMPLOYEE PENSIONS (SEPS)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee.
A self-employed individual may be an employer for this purpose. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion above under "Traditional individual retirement annuities (traditional IRAs)."

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($52,000 after cost of living adjustment for
2014). This amount may be further adjusted for cost of living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the Retirement Cornerstone(R) Series SEP-IRA contract.

Participating employees who are considering the purchase of a Retirement
Cornerstone(R) Series SEP-IRA contract through a sponsoring employer's SEP plan contributions should discuss with their employers and their tax advisors that the Retirement Cornerstone(R) Series SEP-IRA contract is not a model traditional IRA established on an IRS form. AXA Equitable intends to apply for an opinion letter that the Retirement Cornerstone(R) Series SEP-IRA contract may be used in connection with an employer's SEP plan established using an IRS
Form 5305-SEP. It is not clear whether, or when, the IRS would issue any such opinion letter.

AXA Equitable requires a minimum contribution to purchase a SEP-IRA contract in
Series CP and Series L which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer's SEP plan are not prohibited from making traditional IRA contributions with respect to the employee's compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the Retirement Cornerstone(R) Series SEP-IRA contract do not permit the Retirement Cornerstone(R) Series SEP-IRA contract owner to make traditional
IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the Retirement Cornerstone(R) Series SEP-IRA
contract. However, if the Retirement Cornerstone(R) Series SEP-IRA contract owner requests in writing supported by appropriate documentation that either
(i) the sponsoring employer has terminated the SEP plan or (ii) the Retirement
Cornerstone(R) Series SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the "SEP-IRA" designation from the contract on our records and merely retain the "traditional IRA" designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described earlier in this section under "Traditional individual retirement annuities (traditional IRAs)."

Please also note, if the sponsoring employer's plan is a "Salary Reduction
Simplified Employee Pension Plan" or "SARSEP" established before 1997 that the
Retirement Cornerstone(R) Series SEP-IRA contract does not accept salary reduction contributions.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional
IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(R) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

                                TAX INFORMATION

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a
Roth IRA contract. See "Rollovers and direct transfer contributions to Roth
IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone(R) Series CP(R) and Series L Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution.
Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs
(traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2014, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional
IRAs and vice versa. When your earnings are below $5,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach age 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590,
"INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS.

Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS.

Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS? The
difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth
IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth
IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to
Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds.
Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

                                TAX INFORMATION

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs.
Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion.
This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or
SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all
Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return.
You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

                                TAX INFORMATION

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth
IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain --
   with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution
(including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address.
You cannot elect out of withholding if we are sending the payment out of the
United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United
States persons living abroad and non-United States persons (including U.S.
entities treated as foreign) prior to processing any requested transaction.

                                TAX INFORMATION

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and
"non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions.
If the owner does not provide the owner's correct Taxpayer Identification
Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the
10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information

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ABOUT SEPARATE ACCOUNT NO. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York
Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account
No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account
No. 70's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust."
The SEC, however, does not manage or supervise AXA Equitable or Separate
Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. AXA
Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests solely in the applicable class of shares issued by the corresponding
Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 70 or a variable investment option directly);

(5)to deregister Separate Account No. 70 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to limit or terminate contributions or transfers into any of the variable investment options; and

(9)to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust's shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the
Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any Guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by AXA
Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and

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stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP(R) contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance
Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment
Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of
Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form.
We may also require additional information. Until we receive the
Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

AUTOMATIC INVESTMENT PROGRAM

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for SEP, NQ, traditional IRA and Roth IRA contracts. AIP is not available for QP or
Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protected Benefit account variable investment options will be allocated to corresponding Investment account variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protected Benefit account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

..   When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

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..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m.,
    Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

..   Contributions (and Credits, for Series CP(R) contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Contributions (and Credits, for Series CP(R) contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

..   Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

..   Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust
also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each
Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 70 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

MISSTATEMENT OF AGE

If the age of any person upon whose life or age a benefit provided under a
Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and
(iii) only the death benefit provided by amounts allocated to the Investment account will apply.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury
Regulations or in published rulings of the Internal Revenue Service and in
Department of Labor regulations.

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Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate
Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract to an entity without appropriate documentation of status on IRS Form W-9 (or, if IRS Form
W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life.
It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix V later in this Prospectus.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus.
You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract.
However, a collateral assignment will terminate your optional benefits. All withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions.
We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value.
In the event that you and your spouse become

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divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protected Benefit account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced and a withdrawal charge may apply.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and
AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The
Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is
1290 Avenue of the Americas, New York, NY 10104. The Distributors are
registered with the SEC as broker-dealers and are members of the Financial
Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the
Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.
AXA Equitable may also make additional payments to the Distributors, and the
Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors, AXA Advisors, or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and
"Charges and expenses" earlier in this Prospectus.

AXA ADVISORS COMPENSATION.

AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors (''contribution-based compensation'').
The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (''asset-based compensation''). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. When a contract is sold by a
Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

AXA Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. AXA Advisors may pay higher compensation on certain products in a class than others based on a group or sponsored arrangement, or between older and newer versions or series of the same contract. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as
"overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

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                               MORE INFORMATION

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA
Equitable. However, under applicable rules of the FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION.

AXA Equitable pays contribution-based and asset-based compensation (together
"compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributors' Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the
Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract's Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS.

AXA Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain
Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA
Equitable products such as the Retirement Cornerstone(R) Series contracts on a company and/or product list; sales personnel training; product training;
business reporting; technological support; due diligence and related costs;
advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA
Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA
Equitable contracts exclusively, including the one described in this Prospectus.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2013) received additional payments. These additional payments ranged from $1,256 to $5,706,371. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA
Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
BBVA Compass Investment Solutions, Inc.
Cambridge Investment Research
CCO Investment Services Corporation
Centaurus Financial, Inc.
Cetera Advisors, LLC
Cetera Advisors Networks, LLC
Cetera Financial Specialists, LLC
Cetera Investment Services, LLC
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUNA Brokerage Services
Cuso Financial Services, L.P.
Essex National Securities, Inc.
Farmer's Financial Solution
First Allied Securities Inc.

                                      106

                               MORE INFORMATION

First Citizens Investor Services, Inc.
First Tennessee Brokerage Inc.
Founders Financial Securities
Geneos Wealth Management Inc.
GWN Securities, Inc.
H.D. Vest Investment Securities, Inc.
Harvest Capital, LLC
Independent Financial Group, LLC
ING Financial Partners
Investacorp, Inc.
Investment Professionals, Inc.
Investors Capital Corporation
James T. Borello & Company
Janney Montgomery Scott LLC
JP Turner & Company, LLC
Key Investment Services LLC
Kovack Securities
LPL Financial Corporation
Lucia Securities, LLC
Meridien Financial Group, Inc.
Merrill Lynch Life Agency, Inc.
Morgan Keegan & Company
Morgan Stanley Smith Barney
National Planning Corporation
Next Financial Group, Inc.
NFP Securities Inc.
PNC Investments
Prime Capital Services
Raymond James Insurance Group
RBC Capital Markets Corporation
Robert W Baird & Company
Santander Securities Corporation
Securities America Inc.
SII Investments
Stifel, Nicolaus & Company, Inc.
Summit Brokerage Services, Inc.
SunTrust Investments
The Advisor Group
TransAmerica Financial Advisors
Triad Advisors
U.S Bancorp Investments, Inc.
Valmark Securities, Inc.
Wells Fargo Wealth Brokerage Insurance Agency

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                               MORE INFORMATION

Appendix I: Dropping or changing your Guaranteed benefits

--------------------------------------------------------------------------------

PRE-FUNDING DROP OR CHANGE

The following table is designed to show your options if you decide to drop your
Guaranteed benefit(s) prior to the funding of your Protected Benefit account.
In general, you can drop your GMIB and change your Guaranteed minimum death benefit. However, in general, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for GMIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

-----------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                   PRE-FUNDING DROP OF:               YOUR OPTION(S) OR RESULT     FOLLOWING THE DROP OR CHANGE
-----------------------------------------------------------------------------------------------------------------------------
..   GMIB                       GMIB                             .   You can change your death  .   You can drop the Highest
..   Return of Principal death                                       benefit to the Highest         Anniversary Value death
    benefit                                                         Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or
                                                                    make this change, the          post-funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will remain.           of Principal death
                                                                                                   benefit post-funding only.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       GMIB                             .   You can keep your Highest  .   You can drop the Highest
..   Highest Anniversary Value                                       Anniversary Value death        Anniversary Value death
    death benefit                                                   benefit.                       benefit, either
                                                                            -or-                   pre-funding or
                                                                .   You can change your death      post-funding.
                                                                    benefit to the Return of   .   You can drop the Return
                                                                    Principal death benefit.       of Principal death
                                                                                                   benefit post-funding only.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       Both benefits                    .   The Return of Principal    .   You can drop the Return
..   Highest Anniversary Value                                       death benefit will             of Principal death
    death benefit                                                   automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       GMIB                             .   By dropping your GMIB,     .   You can drop the Highest
..   "Greater of" death benefit                                      you are no longer              Anniversary Value death
                                                                    eligible to have the           benefit, either
                                                                    "Greater of" death             pre-funding or
                                                                    benefit.                       post-funding.
                                                                .   You can change your death  .   You can drop the Return
                                                                    benefit to the Highest         of Principal death
                                                                    Anniversary Value death        benefit post-funding only.
                                                                    benefit. If you do not
                                                                    make this change, the
                                                                    Return of Principal death
                                                                    benefit will
                                                                    automatically become your
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       Both benefits                    .   You can change your death  .   You can drop the Highest
..   "Greater of" death benefit                                      benefit to the Highest         Anniversary Value death
                                                                    Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or post-
                                                                    make this change, the          funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will                   of Principal death
                                                                    automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

..   GMIB                       "Greater of" death benefit/(1)/  .   You can change your death  .   You can drop the Highest
..   "Greater of" death benefit                                      benefit to the Highest         Anniversary Value death
                                                                    Anniversary Value death        benefit, either
                                                                    benefit. If you do not         pre-funding or post-
                                                                    make this change, the          funding.
                                                                    Return of Principal death  .   You can drop the Return
                                                                    benefit will                   of Principal death
                                                                    automatically become your      benefit post-funding only.
                                                                    new Guaranteed minimum
                                                                    death benefit.
-----------------------------------------------------------------------------------------------------------------------------

                                      I-1

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

----------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                  PRE-FUNDING DROP OF:             YOUR OPTION(S) OR RESULT       FOLLOWING THE DROP OR CHANGE
----------------------------------------------------------------------------------------------------------------------------
..  Highest Anniversary Value  Highest Anniversary Value        .   The Return of Principal    .   You can drop the Return
   death benefit              death benefit                        death benefit will             of Principal death
                                                                   automatically become your      benefit post-funding only.
                                                                   new Guaranteed minimum
                                                                   death benefit.
----------------------------------------------------------------------------------------------------------------------------

..  Return of Principal death  Not Applicable: The Return of
   benefit                    Principal death benefit cannot
                              be dropped prior to funding the
                              Protected Benefit account
----------------------------------------------------------------------------------------------------------------------------

RMD Wealth Guard death        RMD Wealth Guard death           .   You may elect the Return   .   You can drop the Return
   benefit                    benefit                              of Principal death             of Principal death
                                                                   benefit or Highest             benefit post- funding
                                                                   Anniversary Value death        only.
                                                                   benefit.                   .   You can drop the Highest
                                                                                                  Anniversary Value death
                                                                                                  benefit either
                                                                                                  pre-funding or
                                                                                                  post-funding.
----------------------------------------------------------------------------------------------------------------------------
(1)You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of"
   death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

POST-FUNDING DROP

The following table is designed to show your options if you decide to drop your
Guaranteed benefit(s) after you have funded your Protected Benefit account. In general, you can drop both your GMIB and Guaranteed minimum death benefit or, in some cases, drop your GMIB and retain your Guaranteed minimum death benefit.
However, in general, your Guaranteed minimum death benefit cannot be dropped without first dropping your GMIB. You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of" death benefit without a change to the fee for the
GMIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protected Benefit account.

------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                  POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            GMIB                   .   The Return of Principal    .   You can drop the Return
..  Return of Principal death                                  death benefit will remain      of Principal death
   benefit                                                    in effect.                     benefit by notifying us
                                                                                             and taking a full
                                                                                             withdrawal of your
                                                                                             Protected Benefit account
                                                                                             value or making a
                                                                                             one-time transfer to the
                                                                                             Investment account
                                                                                             variable investment
                                                                                             options and the
                                                                                             guaranteed interest
                                                                                             option.
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            Both benefits          .   Your Guaranteed benefits     Not Applicable.
..  Return of Principal death                                  will terminate by
   benefit                                                    notifying us and taking a
                                                              full withdrawal of your
                                                              Protected Benefit account
                                                              value or making a
                                                              one-time transfer to the
                                                              Investment account
                                                              variable investment
                                                              options and the
                                                              guaranteed interest
                                                              option.
------------------------------------------------------------------------------------------------------------------------
..  GMIB                            GMIB                   .   Your Highest Anniversary   .   You can drop the Highest
..  Highest Anniversary Value                                  Value death benefit            Anniversary Value death
   death benefit                                              remains in effect.             benefit by notifying us
                                                                                             and taking a full
                                                                                             withdrawal of your
                                                                                             Protected Benefit account
                                                                                             value or making a
                                                                                             one-time transfer to the
                                                                                             Investment account
                                                                                             variable investment
                                                                                             options and the
                                                                                             guaranteed interest
                                                                                             option.

                                      I-2

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

------------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                   POST-FUNDING DROP OF:/(1)/         YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                        Both benefits                    .   Your Guaranteed benefits     Not Applicable.
..  Highest Anniversary Value                                        will terminate by
   death benefit                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                        GMIB                             .   By dropping your GMIB,     .   You can drop the Return
..  "Greater of" death benefit                                       you are no longer              of Principal death
                                                                    eligible to have the           benefit at a later date.
                                                                    "Greater of" death
                                                                    benefit.
                                                                .   The Return of Principal
                                                                    death benefit will become
                                                                    your new Guaranteed
                                                                    minimum death benefit.
                                                                    The Return of Principal
                                                                    benefit base will equal
                                                                    all contributions and
                                                                    transfers to your
                                                                    Protected Benefit
                                                                    account, adjusted for
                                                                    withdrawals on a pro rata
                                                                    basis.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                                                         .   Your Guaranteed benefits     Not Applicable.
..  "Greater of" death benefit  Both benefits                        will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  GMIB                                                         .   The Return of Principal    .   You can drop the Return
..  "Greater of" death benefit  "Greater of" death benefit/(2)/      death benefit will             of Principal death
                                                                    automatically become your      benefit at a later date.
                                                                    new Guaranteed minimum
                                                                    death benefit.
------------------------------------------------------------------------------------------------------------------------------
..  Highest Anniversary Value   Highest Anniversary Value        .   Your Guaranteed benefit      Not Applicable.
   death benefit               death benefit                        will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------
..  Return of Principal death   Return of Principal death        .   Your Guaranteed benefit      Not Applicable.
   benefit                     benefit                              will terminate by
                                                                    notifying us and taking a
                                                                    full withdrawal of your
                                                                    Protected Benefit account
                                                                    value or making a
                                                                    one-time transfer to the
                                                                    Investment account
                                                                    variable investment
                                                                    options and the
                                                                    guaranteed interest
                                                                    option.
------------------------------------------------------------------------------------------------------------------------------

                                      I-3

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION             POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
------------------------------------------------------------------------------------------------------------------
RMD Wealth Guard death    RMD Wealth Guard death     .   Your Guaranteed benefit    .   Not applicable.
   benefit                benefit                        will terminate by
                                                         notifying us and taking a
                                                         full withdrawal of your
                                                         Protected Benefit account
                                                         or making a one-time
                                                         transfer to the
                                                         Investment account
                                                         variable investment
                                                         options and the
                                                         guaranteed interest
                                                         option.
                                                     .   Your death benefit will
                                                         be equal to the return of
                                                         your account value.
------------------------------------------------------------------------------------------------------------------
(1)When a Guaranteed benefit (other than the Return of Principal death benefit)
   is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.
(2)You may drop the "Greater of" death benefit without dropping the GMIB only if we exercise our contractual right to change the fee for the "Greater of"
   death benefit without a change to the fee for the GMIB. We must receive your request to drop the "Greater of" death benefit within 30 days of the fee change notification.

                                      I-4

           APPENDIX I: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

Appendix II: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of a Retirement Cornerstone(R) Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of a Retirement Cornerstone(R) Series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the
Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement
Cornerstone(R) Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone(R) Series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges;
or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the
Total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an
IRA for the benefit of a former plan participant through a contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit, prior to the contract conversion.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70 1/2, trustees should consider the following in connection with the GMIB:

..   whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

..   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

..   that if the Protected Benefit account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone(R) Series contract may not be rollover eligible.

For QPDC contracts only: Withdrawals from your Protected Benefit account reduce your RMD Wealth Guard benefit base on a pro rata basis (including any applicable withdrawal charges), until the QPDC contract is converted to an IRA.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

                                     II-1

             APPENDIX II: PURCHASE CONSIDERATIONS FOR QP CONTRACTS

Appendix III: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protected Benefit investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed minimum income benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------

                                                                                                    GUARANTEED
                                                                                                     MINIMUM
                                          GUARANTEED MINIMUM DEATH BENEFIT                        INCOME BENEFIT
                                          --------------------------------                        --------------

                                                       HIGHEST
                                                     ANNIVERSARY
          PROTECTED                                   VALUE TO      ROLL-UP TO
END OF     BENEFIT   RETURN OF       RMD WEALTH        AGE 85         AGE 85       ''GREATER
CONTRACT   ACCOUNT   PRINCIPAL      GUARD DEATH        BENEFIT       BENEFIT      OF'' BENEFIT     GMIB BENEFIT
 YEAR       VALUE   BENEFIT BASE    BENEFIT BASE        BASE           BASE           BASE             BASE
----------------------------------------------------------------------------------------------------------------
   1      $103,000    $100,000/(1)/   $103,000/(2)/  $103,000/(4)/  $104,000        $104,000/(7)/    $104,000
----------------------------------------------------------------------------------------------------------------
   2      $107,120    $100,000/(1)/   $107,120/(2)/  $107,120/(4)/  $108,160        $108,160/(7)/    $108,160
----------------------------------------------------------------------------------------------------------------
   3      $113,547    $100,000/(1)/   $113,547/(2)/  $113,547/(4)/  $113,547/(6)/   $113,547/(7)/    $113,547
----------------------------------------------------------------------------------------------------------------
   4      $120,360    $100,000/(1)/   $120,360/(2)/  $120,360/(4)/  $120,360/(6)/   $120,360/(7)/    $120,360
----------------------------------------------------------------------------------------------------------------
   5      $128,785    $100,000/(1)/   $128,785/(2)/  $128,785/(4)/  $128,785/(6)/   $128,785/(7)/    $128,785
----------------------------------------------------------------------------------------------------------------
   6      $126,210    $100,000/(1)/   $128,785/(3)/  $128,785/(5)/  $133,937        $133,937/(7)/    $133,937
----------------------------------------------------------------------------------------------------------------
   7      $128,734    $100,000/(1)/   $128,785/(3)/  $128,785/(5)/  $139,294        $139,294/(7)/    $139,294
----------------------------------------------------------------------------------------------------------------

PROTECTED BENEFIT ACCOUNT VALUE

The Protected Benefit account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protected Benefit account value equals $103,000
Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protected Benefit variable investment options is equal to the Protected Benefit account value or the
Guaranteed minimum death benefit base, if greater.

GUARANTEED MINIMUM INCOME BENEFIT

GMIB BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral
Roll-up rate would apply. At the end of contract year 1, the GMIB benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1+ the Deferral Roll-up rate of 4.00%]. For contract years 2, 6 and 7, the GMIB benefit base is equal to the previous year's GMIB benefit base multiplied by [1+ the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the GMIB benefit base is reset to the current Protected
Benefit account value.

For example:

..   At the end of contract year 2, the GMIB benefit base equals $108,160
   Calculated as follows: $104,000 x (1+4.00%) = $108,160

..   At the end of contract year 4, the GMIB benefit base equals $120,360
   The GMIB benefit base is being 'reset' to equal the Protected Benefit account value of $120,360

GUARANTEED MINIMUM DEATH BENEFIT

RETURN OF PRINCIPAL BENEFIT BASE

(1)At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protected Benefit account variable investment options.

                                     III-1

                APPENDIX III: GUARANTEED BENEFIT BASE EXAMPLES

RMD WEALTH GUARD BENEFIT BASE

(2)At the end of contract years 1 through 5, the RMD Wealth Guard death benefit base is equal to the current Protected Benefit account value.

For example:

  .   At the end of contract year 2, the RMD Wealth Guard death benefit base equals the Protected Benefit account value of $107,120.

(3)At the end of contract years 6 and 7, the RMD Wealth Guard death benefit base is equal to the RMD Wealth Guard death benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

  .   At the end of contract year 6, the RMD Wealth Guard death benefit base equals $128,785 or the RMD Wealth Guard death benefit base at the end of year 5.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(4)At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protected Benefit account value.

For example:

  .   At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protected Benefit account value of $107,120

(5)At the end of contract years 6 and 7, the benefit base is equal to the
   Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protected Benefit account value.

For example:

  .   At the end of contract year 6, Highest Anniversary Value benefit base equals $128,785 or the Highest Anniversary Value benefit base at the end of year 5.

ROLL-UP TO AGE 85 BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral
Roll-up rate would apply. The Deferral Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the Deferral Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protected Benefit account, multiplied by [1 + the
Deferral Roll-up rate of 4.00%]. At the end of contract years 2, 6 and 7, the
Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age
85 benefit base, multiplied by [1 + the Deferral Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the Roll-up to age 85 benefit base is reset to the current Protected Benefit account value.

For example:

  .   At the end of contract year 2, Roll-up to age 85 benefit base equals
      $108,160
       Calculated as follows: $104,000 x (1+4.00%) = $108,160

(6)At the end of contract year 4, the Roll-up to age 85 benefit base is reset to the current account value.

  .   At the end of contract year 4, Roll-up to age 85 benefit base equals
      $120,360
       The GMIB benefit base is being "reset" to equal the Protected Benefit account value of $120,360

"GREATER OF" DEATH BENEFIT BASE

The "Greater of" death benefit base is the greater of (i) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(7)At the end of contract years 1 through 7, the benefit base is based on the
   Roll-Up to age 85 benefit base.

For example:

  .   At the end of contract year 6, Greater of Death Benefit Base equals the
      Roll-Up to age 85 benefit base of $133,937

                                     III-2

                APPENDIX III: GUARANTEED BENEFIT BASE EXAMPLES

Appendix IV: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM
BENEFITS

The following tables illustrate the changes in account values (Investment account value and Protected Benefit account value), cash value and the values of the "Greater of" death benefit, the Guaranteed minimum income benefit
("GMIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone(R) Series contracts (Series B,
Series L and Series CP(R)). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protected Benefit account variable investment options, and $40,000 is allocated to the Investment account variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying
Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.41)%, 3.59% for the Series B Protected Benefit account variable investment options and (2.76)%, 3.24% for the Series B Investment account variable investment options; (2.81)%, 3.19% for the Series L Protected
Benefit account variable investment options and (3.16)%, 2.84% for the Series L
Investment account variable investment options; (2.76)%, 3.24% for the Series
CP(R) Protected Benefit account variable investment options and (3.11)%, 2.89%
for the Series CP(R) Investment account variable investment options; at the 0%
and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protected
Benefit account value annually for the "Greater of" death benefit and GMIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" death benefit charge, the GMIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the "Greater of" death benefit and GMIB are always deducted from the Protected Benefit account value.

The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the
"Greater of" death benefit base or GMIB benefit base. A "0" under the Protected
Benefit account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime
GMIB payments under the GMIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.19% for the Protected Benefit account variable investment options (for each Series) and of 0.59% for the
Investment account variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.67% for the Protected
Benefit account variable investment options (for each Series) and 0.47% for the
Investment account variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protected Benefit account variable investment options (for each Series) and 0.25% for the
Investment account variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options./(1)/ In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protected Benefit account variable investment options and Investment account variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect the fees and expenses for the AXA Ultra
Conservative Strategy Portfolio, which is not available for direct allocations.
These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

-------------
/(1)/The arithmetic average of the fees and expenses deducted from the assets of the underlying portfolios used in this illustration is the higher of the arithmetic average of such fees as of December 1, 2014 and as of June 13,
    2014, following the completion of all changes to the underlying portfolios as described in this Prospectus.

                                     IV-1

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - TWO YEAR LOCK

-----------------------------------------------------------------------------------------------------------

                                                              PROTECT        GUARANTEE
                                                              -------        ---------

                              PROTECTED                                                      NEXT YEAR'S
    CONTRACT   INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE  ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
-----------------------------------------------------------------------------------------------------------
               0%     6%      0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
-----------------------------------------------------------------------------------------------------------
65      0    40,000  40,000 60,000 60,000 93,000   93,000  60,000  60,000  60,000  60,000       0         0
-----------------------------------------------------------------------------------------------------------
66      1    38,896  41,296 57,119 60,719 89,015   95,015  62,400  62,400  62,400  62,400   2,496     2,496
-----------------------------------------------------------------------------------------------------------
67      2    37,822  42,634 54,250 61,406 85,072   97,040  64,896  64,896  64,896  64,896   2,596     2,596
-----------------------------------------------------------------------------------------------------------
68      3    36,779  44,015 51,390 62,058 82,168  100,073  67,492  67,492  67,492  67,492   2,700     2,700
-----------------------------------------------------------------------------------------------------------
69      4    35,763  45,441 48,537 62,672 78,300  102,113  70,192  70,192  70,192  70,192   2,808     2,808
-----------------------------------------------------------------------------------------------------------
70      5    34,776  46,914 45,688 63,243 75,465  105,156  72,999  72,999  72,999  72,999   2,920     2,920
-----------------------------------------------------------------------------------------------------------
71      6    33,817  48,434 42,841 63,767 73,658  109,201  75,919  75,919  75,919  75,919   3,037     3,037
-----------------------------------------------------------------------------------------------------------
72      7    32,883  50,003 39,993 64,240 71,876  113,243  78,956  78,956  78,956  78,956   3,158     3,158
-----------------------------------------------------------------------------------------------------------
73      8    31,976  51,623 37,140 64,658 69,116  116,281  82,114  82,114  82,114  82,114   3,285     3,285
-----------------------------------------------------------------------------------------------------------
74      9    31,093  53,296 34,281 65,015 65,374  118,310  85,399  85,399  85,399  85,399   3,416     3,416
-----------------------------------------------------------------------------------------------------------
75     10    30,235  55,022 31,412 65,306 61,647  120,328  88,815  88,815  88,815  88,815   3,553     3,553
-----------------------------------------------------------------------------------------------------------
80     15    26,257  64,533 16,819 65,572 43,075  130,105 108,057 108,057 108,057 108,057   4,322     4,322
-----------------------------------------------------------------------------------------------------------
85     20    22,824  75,687  1,521 63,218 24,345  138,905 131,467 131,467 131,467 131,467   5,259     5,259
-----------------------------------------------------------------------------------------------------------
90     25    19,839  88,769      0 58,163 19,839  146,932       0 131,467       0 159,950 *$7,673     6,398
-----------------------------------------------------------------------------------------------------------
95     30    17,245 104,112      0 50,157 17,245  154,269       0 131,467       0 194,604   7,673 **$15,220
-----------------------------------------------------------------------------------------------------------
*  Payments of $7,673 will continue as lifetime payments
** Payments of at least $15,220 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-2

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - TWO YEAR LOCK

----------------------------------------------------------------------------------------------------------

                                                             PROTECT        GUARANTEE
                                                             -------        ---------

                             PROTECTED                                                      NEXT YEAR'S
    CONTRACT  INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
----------------------------------------------------------------------------------------------------------
               0%     6%     0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
----------------------------------------------------------------------------------------------------------
65      0    40,000 40,000 60,000 60,000 92,000   92,000  60,000  60,000  60,000  60,000       0         0
----------------------------------------------------------------------------------------------------------
66      1    38,736 41,136 56,879 60,479 87,615   93,615  62,400  62,400  62,400  62,400   2,496     2,496
----------------------------------------------------------------------------------------------------------
67      2    37,512 42,304 53,788 60,915 84,300   96,220  64,896  64,896  64,896  64,896   2,596     2,596
----------------------------------------------------------------------------------------------------------
68      3    36,327 43,506 50,724 61,306 81,051   98,812  67,492  67,492  67,492  67,492   2,700     2,700
----------------------------------------------------------------------------------------------------------
69      4    35,179 44,741 47,684 61,648 77,863  101,389  70,192  70,192  70,192  70,192   2,808     2,808
----------------------------------------------------------------------------------------------------------
70      5    34,067 46,012 44,665 61,935 78,732  107,947  72,999  72,999  72,999  72,999   2,920     2,920
----------------------------------------------------------------------------------------------------------
71      6    32,990 47,319 41,664 62,165 74,655  109,483  75,919  75,919  75,919  75,919   3,037     3,037
----------------------------------------------------------------------------------------------------------
72      7    31,948 48,663 38,677 62,332 70,625  110,994  78,956  78,956  78,956  78,956   3,158     3,158
----------------------------------------------------------------------------------------------------------
73      8    30,938 50,045 35,702 62,432 66,640  112,476  82,114  82,114  82,114  82,114   3,285     3,285
----------------------------------------------------------------------------------------------------------
74      9    29,961 51,466 32,735 62,459 62,695  113,925  85,399  85,399  85,399  85,399   3,416     3,416
----------------------------------------------------------------------------------------------------------
75     10    29,014 52,927 29,772 62,409 58,786  115,336  88,815  88,815  88,815  88,815   3,553     3,553
----------------------------------------------------------------------------------------------------------
80     15    24,681 60,882 14,915 60,784 39,596  121,666 108,057 108,057 108,057 108,057   4,322     4,322
----------------------------------------------------------------------------------------------------------
85     20    21,015 70,033      0 56,233 21,015  126,266       0 131,467 131,467 131,467   7,145     5,259
----------------------------------------------------------------------------------------------------------
90     25    17,894 80,559      0 48,680 17,894  129,239       0 131,467       0 159,950 *$7,145     6,398
----------------------------------------------------------------------------------------------------------
95     30    15,235 92,666      0 37,882 15,235  130,549       0 131,467       0 194,604   7,145 **$15,220
----------------------------------------------------------------------------------------------------------
*  Payments of $7,145 will continue as lifetime payments
** Payments of at least $15,220 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-3

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES CP
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - TWO YEAR LOCK

----------------------------------------------------------------------------------------------------------

                                                             PROTECT        GUARANTEE
                                                             -------        ---------

                             PROTECTED                                                      NEXT YEAR'S
    CONTRACT  INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
----------------------------------------------------------------------------------------------------------
               0%     6%     0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
----------------------------------------------------------------------------------------------------------
65      0    41,200 41,200 61,800 61,800 95,000   95,000  60,000  60,000  60,000  60,000       0         0
----------------------------------------------------------------------------------------------------------
66      1    39,919 42,391 58,659 62,367 90,578   96,758  62,400  62,400  62,400  62,400   2,496     2,496
----------------------------------------------------------------------------------------------------------
67      2    38,677 43,616 55,548 62,895 86,225   98,511  64,896  64,896  64,896  64,896   2,596     2,596
----------------------------------------------------------------------------------------------------------
68      3    37,474 44,876 52,462 63,381 82,936  101,257  67,492  67,492  67,492  67,492   2,700     2,700
----------------------------------------------------------------------------------------------------------
69      4    36,309 46,173 49,400 63,820 79,709  103,993  70,192  70,192  70,192  70,192   2,808     2,808
----------------------------------------------------------------------------------------------------------
70      5    35,180 47,508 46,357 64,209 76,537  106,716  72,999  72,999  72,999  72,999   2,920     2,920
----------------------------------------------------------------------------------------------------------
71      6    34,086 48,881 43,332 64,543 73,417  109,423  75,919  75,919  75,919  75,919   3,037     3,037
----------------------------------------------------------------------------------------------------------
72      7    33,026 50,293 40,320 64,818 70,345  112,111  78,956  78,956  78,956  78,956   3,158     3,158
----------------------------------------------------------------------------------------------------------
73      8    31,998 51,747 37,318 65,030 67,317  114,776  82,114  82,114  82,114  82,114   3,285     3,285
----------------------------------------------------------------------------------------------------------
74      9    31,003 53,242 34,324 65,172 64,327  117,414  85,399  85,399  85,399  85,399   3,416     3,416
----------------------------------------------------------------------------------------------------------
75     10    30,039 54,781 31,334 65,241 61,373  120,022  88,815  88,815  88,815  88,815   3,553     3,553
----------------------------------------------------------------------------------------------------------
80     15    25,620 63,168 16,329 64,271 41,949  127,439 108,057 108,057 108,057 108,057   4,322     4,322
----------------------------------------------------------------------------------------------------------
85     20    21,872 72,838    920 60,481 22,792  133,319 131,467 131,467 131,467 131,467   5,259     5,259
----------------------------------------------------------------------------------------------------------
90     25    18,671 83,990      0 53,806 18,671  137,795       0 131,467       0 159,950 *$7,673     6,398
----------------------------------------------------------------------------------------------------------
95     30    15,939 96,848      0 44,013 15,939  140,861       0 131,467       0 194,604   7,673 **$15,220
----------------------------------------------------------------------------------------------------------
*  Payments of $7,673 will continue as lifetime payments
** Payments of at least $15,220 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-4

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - MULTI-YEAR LOCK

---------------------------------------------------------------------------------------------------------------

                                                                  PROTECT        GUARANTEE
                                                                  -------        ---------

                                                                                                 NEXT YEAR'S
    CONTRACT   INVESTMENT   PROTECTED BENEFIT                  "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE  ACCOUNT VALUE     CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
---------------------------------------------------------------------------------------------------------------
               0%     6%      0%       6%       0%      6%      0%      6%      0%      6%      0%       6%
---------------------------------------------------------------------------------------------------------------
65      0    40,000  40,000 60,000   60,000   93,000   93,000  60,000  60,000  60,000  60,000       0         0
---------------------------------------------------------------------------------------------------------------
66      1    38,896  41,296 57,133   60,733   89,029   95,029  61,800  61,800  61,800  61,800   1,854     1,854
---------------------------------------------------------------------------------------------------------------
67      2    37,822  42,634 54,292   61,449   85,114   97,083  63,654  63,654  63,654  63,654   1,910     1,910
---------------------------------------------------------------------------------------------------------------
68      3    36,779  44,015 51,475   62,147   82,254  100,162  65,564  65,564  65,564  65,564   1,967     1,967
---------------------------------------------------------------------------------------------------------------
69      4    35,763  45,441 48,682   62,825   78,445  102,266  67,531  67,531  67,531  67,531   2,026     2,026
---------------------------------------------------------------------------------------------------------------
70      5    34,776  46,914 45,908   63,480   75,685  105,394  69,556  69,556  69,556  69,556   2,087     2,087
---------------------------------------------------------------------------------------------------------------
71      6    33,817  48,434 43,154   64,112   73,971  109,545  71,643  71,643  71,643  71,643   2,149     2,149
---------------------------------------------------------------------------------------------------------------
72      7    32,883  50,003 40,417   64,716   72,300  113,719  73,792  73,792  73,792  73,792   2,214     2,214
---------------------------------------------------------------------------------------------------------------
73      8    31,976  51,623 37,695   65,291   69,671  116,914  76,006  76,006  76,006  76,006   2,280     2,280
---------------------------------------------------------------------------------------------------------------
74      9    31,093  53,296 34,986   65,834   66,079  119,130  78,286  78,286  78,286  78,286   2,349     2,349
---------------------------------------------------------------------------------------------------------------
75     10    30,235  55,022 32,288   66,343   62,523  121,366  80,635  80,635  80,635  80,635   2,419     2,419
---------------------------------------------------------------------------------------------------------------
80     15    26,257  64,533 18,902   68,264   45,159  132,797  93,478  93,478  93,478  93,478   2,804     2,804
---------------------------------------------------------------------------------------------------------------
85     20    22,824  75,687  5,511   68,824   28,335  144,511 108,367 108,367 108,367 108,367   3,251     3,251
---------------------------------------------------------------------------------------------------------------
90     25    19,839  88,769      0   68,096   19,839  156,864       0 108,367       0 125,627 *$7,103     3,769
---------------------------------------------------------------------------------------------------------------
95     30    17,245 104,112      0   66,063   17,245  170,175       0 108,367       0 145,636   7,103 **$11,390
---------------------------------------------------------------------------------------------------------------
*  Payments of $7,103 will continue as lifetime payments
** Payments of at least $11,390 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-5

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - MULTI-YEAR LOCK

----------------------------------------------------------------------------------------------------------

                                                             PROTECT        GUARANTEE
                                                             -------        ---------

                             PROTECTED                                                      NEXT YEAR'S
    CONTRACT  INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
----------------------------------------------------------------------------------------------------------
               0%     6%     0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
----------------------------------------------------------------------------------------------------------
65      0    40,000 40,000 60,000 60,000 92,000   92,000  60,000  60,000  60,000  60,000       0         0
----------------------------------------------------------------------------------------------------------
66      1    38,736 41,136 56,893 60,493 87,629   93,629  61,800  61,800  61,800  61,800   1,854     1,854
----------------------------------------------------------------------------------------------------------
67      2    37,512 42,304 53,830 60,958 84,342   96,263  63,654  63,654  63,654  63,654   1,910     1,910
----------------------------------------------------------------------------------------------------------
68      3    36,327 43,506 50,809 61,395 81,136   98,901  65,564  65,564  65,564  65,564   1,967     1,967
----------------------------------------------------------------------------------------------------------
69      4    35,179 44,741 47,828 61,800 78,007  101,541  67,531  67,531  67,531  67,531   2,026     2,026
----------------------------------------------------------------------------------------------------------
70      5    34,067 46,012 44,885 62,172 78,952  108,184  69,556  69,556  69,556  69,556   2,087     2,087
----------------------------------------------------------------------------------------------------------
71      6    32,990 47,319 41,976 62,507 74,966  109,826  71,643  71,643  71,643  71,643   2,149     2,149
----------------------------------------------------------------------------------------------------------
72      7    31,948 48,663 39,099 62,804 71,047  111,467  73,792  73,792  73,792  73,792   2,214     2,214
----------------------------------------------------------------------------------------------------------
73      8    30,938 50,045 36,252 63,059 67,190  113,104  76,006  76,006  76,006  76,006   2,280     2,280
----------------------------------------------------------------------------------------------------------
74      9    29,961 51,466 33,433 63,270 63,393  114,736  78,286  78,286  78,286  78,286   2,349     2,349
----------------------------------------------------------------------------------------------------------
75     10    29,014 52,927 30,639 63,434 59,653  116,361  80,635  80,635  80,635  80,635   2,419     2,419
----------------------------------------------------------------------------------------------------------
80     15    24,681 60,882 16,965 63,429 41,646  124,311  93,478  93,478  93,478  93,478   2,804     2,804
----------------------------------------------------------------------------------------------------------
85     20    21,015 70,033  3,579 61,704 24,594  131,736 108,367 108,367 108,367 108,367   3,251     3,251
----------------------------------------------------------------------------------------------------------
90     25    17,894 80,559      0 58,302 17,894  138,860       0 108,367       0 125,627 *$6,668     3,769
----------------------------------------------------------------------------------------------------------
95     30    15,235 92,666      0 53,167 15,235  145,833       0 108,367       0 145,636   6,668 **$11,390
----------------------------------------------------------------------------------------------------------
*  Payments of $6,668 will continue as lifetime payments
** Payments of at least $11,390 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-6

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES CP
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT - MULTI-YEAR LOCK

----------------------------------------------------------------------------------------------------------

                                                             PROTECT        GUARANTEE
                                                             -------        ---------

                             PROTECTED                                                      NEXT YEAR'S
    CONTRACT  INVESTMENT      BENEFIT                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE   YEAR   ACCOUNT VALUE ACCOUNT VALUE CASH VALUE/(+)/  DEATH BENEFIT       BASE            AMOUNT
----------------------------------------------------------------------------------------------------------
               0%     6%     0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
----------------------------------------------------------------------------------------------------------
65      0    41,200 41,200 61,800 61,800 95,000   95,000  60,000  60,000  60,000  60,000       0         0
----------------------------------------------------------------------------------------------------------
66      1    39,919 42,391 58,673 62,374 90,592   96,765  61,800  62,368  61,800  61,800   1,854     1,854
----------------------------------------------------------------------------------------------------------
67      2    38,677 43,616 55,590 62,931 86,267   98,547  63,654  63,654  63,654  63,654   1,910     1,910
----------------------------------------------------------------------------------------------------------
68      3    37,474 44,876 52,547 63,462 83,022  101,339  65,564  65,564  65,564  65,564   1,967     1,967
----------------------------------------------------------------------------------------------------------
69      4    36,309 46,173 49,544 63,965 79,853  104,138  67,531  67,531  67,531  67,531   2,026     2,026
----------------------------------------------------------------------------------------------------------
70      5    35,180 47,508 46,577 64,438 76,756  106,946  69,556  69,556  69,556  69,556   2,087     2,087
----------------------------------------------------------------------------------------------------------
71      6    34,086 48,881 43,643 64,878 73,729  109,759  71,643  71,643  71,643  71,643   2,149     2,149
----------------------------------------------------------------------------------------------------------
72      7    33,026 50,293 40,741 65,283 70,767  112,576  73,792  73,792  73,792  73,792   2,214     2,214
----------------------------------------------------------------------------------------------------------
73      8    31,998 51,747 37,869 65,650 67,867  115,396  76,006  76,006  76,006  76,006   2,280     2,280
----------------------------------------------------------------------------------------------------------
74      9    31,003 53,242 35,023 65,976 65,026  118,218  78,286  78,286  78,286  78,286   2,349     2,349
----------------------------------------------------------------------------------------------------------
75     10    30,039 54,781 32,202 66,259 62,241  121,040  80,635  80,635  80,635  80,635   2,419     2,419
----------------------------------------------------------------------------------------------------------
80     15    25,620 63,168 18,384 66,912 44,003  130,079  93,478  93,478  93,478  93,478   2,804     2,804
----------------------------------------------------------------------------------------------------------
85     20    21,872 72,838  4,839 65,956 26,710  138,795 108,367 108,367 108,367 108,367   3,251     3,251
----------------------------------------------------------------------------------------------------------
90     25    18,671 83,990      0 63,451 18,671  147,441       0 108,367       0 125,627 *$6,668     3,769
----------------------------------------------------------------------------------------------------------
95     30    15,939 96,848      0 59,357 15,939  156,205       0 108,367       0 145,636   6,668 **$11,390
----------------------------------------------------------------------------------------------------------
*  Payments of $6,668 will continue as lifetime payments
** Payments of at least $11,390 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE
DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT
RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF
FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION
WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT
VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT
FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0%
OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE
FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE
HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED
OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT
RESULTS COULD BE NEGATIVE.

                                     IV-7

                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

Appendix V: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Retirement
Cornerstone(R) Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN RETIREMENT CORNERSTONE(R) SERIES CONTRACTS' FEATURES
AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
 STATE    FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
NEW YORK  See "Greater of" death benefit    The "Greater of" death benefit and the RMD Wealth Guard GMDB are
          in "Definitions of key terms",    not available. The only Guaranteed minimum death benefits that are
          in "Guaranteed minimum death      available are the Return of Principal death benefit and the
          benefits" and throughout this     Highest Anniversary Value death benefit. Both of these death
          Prospectus.                       benefits are available in combination with the Guaranteed minimum income benefit. They are also available without the Guaranteed minimum income benefit.

          See "Guaranteed interest option"  FOR SERIES CP(R) CONTRACTS ONLY:
          under "What are your investment   The Guaranteed interest option is not available.
          options under the contract?" in
          "Contract features and benefits"

          See "Dollar cost averaging" in    FOR SERIES CP(R) CONTRACTS ONLY:
          "Contract features and benefits"  Investment Simplifier is not available.

          See "Credits" in "Contract        FOR SERIES CP(R) CONTRACTS ONLY:
          features and benefits"
                                            If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such Credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner's (or older joint owner's, if applicable) death, as follows:
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------------------------------------------------------------------------------------------
See "Greater of" death benefit    The "Greater of" death benefit and the RMD Wealth Guard GMDB are
in "Definitions of key terms",    not available. The only Guaranteed minimum death benefits that are
in "Guaranteed minimum death      available are the Return of Principal death benefit and the
benefits" and throughout this     Highest Anniversary Value death benefit. Both of these death
Prospectus.                       benefits are available in combination with the Guaranteed minimum income benefit. They are also available without the Guaranteed minimum income benefit.

See "Guaranteed interest option"  FOR SERIES CP(R) CONTRACTS ONLY:
under "What are your investment   The Guaranteed interest option is not available.
options under the contract?" in
"Contract features and benefits"

See "Dollar cost averaging" in    FOR SERIES CP(R) CONTRACTS ONLY:
"Contract features and benefits"  Investment Simplifier is not available.

See "Credits" in "Contract        FOR SERIES CP(R) CONTRACTS ONLY:
features and benefits"
                                  If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such Credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner's (or older joint owner's, if applicable) death, as follows:

                                            Number of Months                Percentage of Credit
                                            ----------------                --------------------
                                                   0                                100%
                                                   1                                100%
                                                   2                                99%
                                                   3                                98%
                                                   4                                97%
                                                   5                                96%
                                                   6                                95%
                                                   7                                94%
                                                   8                                93%
                                                   9                                92%
                                                   10                               91%
                                                   11                               90%
                                                   12                               89%

                                    We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

  See "GMIB benefit base" under     Your GMIB benefit base stops "rolling up" on the contract date
  "Guaranteed minimum income        anniversary following the owner's (or older joint owner's, if
  benefit" in "Contract features    applicable) 95th birthday or at contract maturity, if earlier.
  and benefits"
---------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                  We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

See "GMIB benefit base" under     Your GMIB benefit base stops "rolling up" on the contract date
"Guaranteed minimum income        anniversary following the owner's (or older joint owner's, if
benefit" in "Contract features    applicable) 95th birthday or at contract maturity, if earlier.
and benefits"
-------------------------------------------------------------------------------------------------------------------------------------------------------------------

                                      V-1

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS             AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------------
NEW YORK                                       For the GMIB, there are caps on the GMIB benefit base, which are
(CONTINUED)                                    based on a percentage of total contributions and transfers to the
                                               Protected Benefit account:

                                               Initial Funding Age                Cap Amount
                                               -------------------                ----------
                                               20-49                              350% on GMIB benefit base
                                               50+                                No Cap on GMIB benefit base
                                               The cap is determined by the age of the owner at the time of first funding of the Protected Benefit account. If the Protected Benefit account is funded at age 50 or greater there is no cap. If the
                                               Protected Benefit account is funded at ages 20 to 49, the cap percentage is set to 350% of the GMIB benefit base and does not change for the life of the contract, unless there is a GMIB benefit base reset at age 50 or greater. If there is a GMIB benefit base reset at age 50 or greater, there is no cap,
                                               regardless of the age of the owner at first funding. If there is a
                                               GMIB benefit base reset prior to age 50, the GMIB benefit base will be capped at 350%, multiplied by the Protected Benefit account value at time of the GMIB benefit base reset, plus 350% of all contributions and transfers made to the Protected Benefit account after the reset. Neither a GMIB benefit base reset nor withdrawals from your Protected Benefit account will lower the cap amount.
             See "75 Day rate lock-in" under   The Roll-up rate lock-in period is 90 days, beginning on the date
             "Guaranteed minimum income        you signed client replacement information authorization form.
             benefit" in "Contract features
             and benefits"

             See "Your annuity payout          Your choice of annuity payout options includes a straight life
             options" in "Accessing your       fixed income annuity.
             money"

             See "Selecting an annuity payout  FOR SERIES CP(R) CONTRACTS ONLY:
             option" under "Your annuity       The earliest date annuity payments may begin is 13 months from the
             payout option" in "Accessing      issue date.
             your money"

             See "Charges and expenses"        Deductions for charges from the guaranteed interest option and the
                                               Special DCA account are not permitted.
                                               The charge for third-party transfer or exchange does not apply.
                                               The check preparation charge does not apply.
             See "Disability, terminal         Item (i) is deleted and replaced with the following: An owner (or
             illness, or confinement to a      older joint owner, if applicable) has qualified to receive Social
             nursing home"                     Security disability benefits as certified by the Social Security
                                               Administration or meets the definition of a total disability as specified in the contract. To qualify, a re-certification
                                               statement from a physician will be required every 12 months from the date disability is determined.

             See "Transfers of ownership,      Collateral assignments are not limited to the period prior to the
             collateral assignments, loans     first contract date anniversary. You may assign all or a portion
             and borrowing" in "More           of your NQ contract at any time, pursuant to the terms described
             information"                      in this Prospectus.
--------------------------------------------------------------------------------------------------------------------

                                      V-2

     APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN
                             FEATURES AND BENEFITS

Appendix VI: Examples of Automatic payment plans

--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The examples assume a $100,000 allocation to the Protected Benefit account variable investment options with assumed investment performance of 0%. (The last example assumes an allocation to the Investment account.) The examples show how the different automatic payment plans can be used without reducing your GMIB benefit base. The examples are based on the applicable Roll-up rate shown below and assumes that the GMIB benefit base does not reset. Also, the examples reflect the effect on both the
GMIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

MAXIMUM PAYMENT PLAN

FULL ANNUAL WITHDRAWAL AMOUNT PAYMENT

Under this payment plan, you will receive the Annual withdrawal amounts as scheduled payments. In this example, the "Withdrawal" column reflects the
Annual withdrawal amounts for the years shown. Amounts in the "Withdrawal"
column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Annual Roll-up rate" in effect for each year.

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000          $    0              0.0%
--------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800          $    0              0.0%
--------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306          $    0              0.0%
--------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990          $    0              0.0%
--------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200          $    0              0.0%
--------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981              4.7%
--------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618              5.2%
--------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872              5.4%
--------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260          $7,636              6.0%
--------------------------------------------------------------------------------
10      7.3%/(b)/          $127,260          $9,290              7.3%
--------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

CUSTOMIZED PAYMENT PLANS

GUARANTEED MINIMUM PERCENTAGE

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on withdrawal percentage that is fixed at the lowest guaranteed Deferral Roll-up rate or Annual Roll-up rate of 4.0%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the
"Beginning of the year GMIB benefit base" by 4.0%.

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
 1      4.8%/(a)/          $100,000          $    0              0.0%
--------------------------------------------------------------------------------
 2      4.3%/(a)/          $104,800          $    0              0.0%
--------------------------------------------------------------------------------
 3      5.2%/(a)/          $109,306          $    0              0.0%
--------------------------------------------------------------------------------
 4      5.4%/(a)/          $114,990          $    0              0.0%
--------------------------------------------------------------------------------
 5      5.0%/(a)/          $121,200          $    0              0.0%
--------------------------------------------------------------------------------
 6      4.7%/(b)/          $127,260          $5,090              4.0%
--------------------------------------------------------------------------------
 7      5.2%/(b)/          $128,151          $5,126              4.0%
--------------------------------------------------------------------------------
 8      5.4%/(b)/          $129,688          $5,188              4.0%
--------------------------------------------------------------------------------

                                     VI-1

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

--------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB            PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL       BASE WITHDRAWN
--------------------------------------------------------------------------------
9       6.0%/(b)/          $131,504          $5,260              4.0%
--------------------------------------------------------------------------------
10      7.3%/(b)/          $134,134          $5,365              4.0%
--------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

FIXED PERCENTAGE BELOW THE ANNUAL ROLL-UP RATE (1.0% BELOW)

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a fixed percentage that is less than the applicable
Annual Roll-up rate in effect for each contract year. In this example, the contract owner has requested that we pay scheduled payments that are 1.00%
below the Annual Roll-up rate in effect for each year. Amounts in the
"Withdrawal" column are calculated by multiplying the "Beginning of the year
GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0                 0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0                 0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0                 0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0                 0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0                 0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,090/(c)/            4.0%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $128,151            $5,382                 4.2%
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $129,432            $5,695                 4.4%
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $130,726            $6,536                 5.0%
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $132,034            $8,318                 6.3%
-----------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract year 6, the fixed percentage would have resulted in a payment less than 4.0%. In this case, the withdrawal percentage is 4.0%.

FIXED PERCENTAGE OF 5.5%

Under this payment plan, you will receive a withdrawal amount based on a fixed percentage that cannot exceed the Annual Roll-up rate in effect for each year.
In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.5%. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of
GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0              0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0              0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0              0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0              0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0              0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981/(c)/         4.7%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618/(c)/         5.5%/(c)/
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872/(c)/         5.4%/(c)/
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260          $6,999/(c)/         5.2%/(c)/
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $127,896          $7,034/(d)/         5.5%/(d)/
-----------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6, 7 and 8 the contract owner received withdrawal amounts based on the Annual Roll-up rate for each contract year. In each year, the
   Annual Roll-up rate was less than the withdrawal percentage selected.
(d)In contract years 9 and 10, the contract owner received withdrawal amounts of 5.5% even though the Annual Roll-up rates in effect in those years were greater.

                                     VI-2

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

FIXED DOLLAR OF $7,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $7,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GMIB benefit base" by the "Percentage of GMIB benefit base withdrawn."

-----------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE/
         ANNUAL     BEGINNING OF YEAR GMIB               PERCENTAGE OF GMIB BENEFIT
YEAR  ROLL-UP RATE       BENEFIT BASE      WITHDRAWAL          BASE WITHDRAWN
-----------------------------------------------------------------------------------
1       4.8%/(a)/          $100,000            $    0                 0.0%
-----------------------------------------------------------------------------------
2       4.3%/(a)/          $104,800            $    0                 0.0%
-----------------------------------------------------------------------------------
3       5.2%/(a)/          $109,306            $    0                 0.0%
-----------------------------------------------------------------------------------
4       5.4%/(a)/          $114,990            $    0                 0.0%
-----------------------------------------------------------------------------------
5       5.0%/(a)/          $121,200            $    0                 0.0%
-----------------------------------------------------------------------------------
6       4.7%/(b)/          $127,260          $5,981/(c)/            4.7%/(c)/
-----------------------------------------------------------------------------------
7       5.2%/(b)/          $127,260          $6,618/(c)/            5.2%/(c)/
-----------------------------------------------------------------------------------
8       5.4%/(b)/          $127,260          $6,872/(c)/            5.4%/(c)/
-----------------------------------------------------------------------------------
9       6.0%/(b)/          $127,260            $7,000                 5.5%
-----------------------------------------------------------------------------------
10      7.3%/(b)/          $127,895            $7,000                 5.5%
-----------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6 through 8, the contract owner received the Annual withdrawal amount for those years.

FIXED PERCENTAGE OF 5.50% FROM BOTH YOUR PROTECTED BENEFIT ACCOUNT AND YOUR
INVESTMENT ACCOUNT

Under this payment plan, you can receive a fixed dollar amount or an amount based on a fixed percentage as scheduled payments that may be greater than your
Annual withdrawal amount. Your Annual withdrawal amount will be withdrawn first. Any requested amount in excess of the Annual withdrawal amount will be withdrawn from your Investment account. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%.

--------------------------------------------------------------------------------------------------------
        DEFERRAL
      ROLL-UP RATE                         WITHDRAWAL FROM  ADDITIONAL WITHDRAWAL
         ANNUAL    BEGINNING OF YEAR GMIB PROTECTED BENEFIT    FROM INVESTMENT      PERCENTAGE OF GMIB
YEAR  ROLL-UP RATE      BENEFIT BASE        ACCOUNT VALUE          ACCOUNT        BENEFIT BASE WITHDRAWN
--------------------------------------------------------------------------------------------------------
1      4.8%/(a)/          $100,000             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
2      4.3%/(a)/          $104,800             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
3      5.2%/(a)/          $109,306             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
4      5.4%/(a)/          $114,990             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
5      5.0%/(a)/          $121,200             $    0              $    0                  0.0%
--------------------------------------------------------------------------------------------------------
6      4.7%/(b)/          $127,260             $5,981              $1,018                  5.5%
--------------------------------------------------------------------------------------------------------
7      5.2%/(b)/          $127,260             $6,618              $ 382                   5.5%
--------------------------------------------------------------------------------------------------------
8      5.4%/(b)/          $127,260             $6,872              $ 127                   5.5%
--------------------------------------------------------------------------------------------------------
9      6.0%/(b)/          $127,260             $6,999              $    0                  5.5%
--------------------------------------------------------------------------------------------------------
10     7.3%/(b)/          $127,896             $7,034              $    0                  5.5%
--------------------------------------------------------------------------------------------------------
(a)the Deferral Roll-up rate applies.
(b)the Annual Roll-up rate applies.

                                     VI-3

               APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLES FOR GMIB

EXAMPLE #1

As described below, this example assumes that Protected Benefit account value is LESS THAN the GMIB benefit base at the time of the first withdrawal.
Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                        GUARANTEED MINIMUM DEATH BENEFIT
                                                                        --------------------------------

                                                                              HIGHEST
                  PROTECTED                                    RETURN OF    ANNIVERSARY      ROLL-UP
END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE        TO AGE 85   "GREATER OF"
CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT        BENEFIT      BENEFIT
 YEAR     RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE           BASE          BASE
--------------------------------------------------------------------------------------------------------------------
   0              $100,000                     $100,000/(3)/ $100,000/(1)/  $100,000/(2)/ $100,000/(3)/   $100,000
--------------------------------------------------------------------------------------------------------------------
   1       3.0%  $103,000    $   0     4.0%   $104,000/(3)/ $100,000/(1)/  $103,000/(2)/ $104,000/(3)/   $104,000
--------------------------------------------------------------------------------------------------------------------
   2       4.0%  $107,120    $   0     4.0%   $108,160/(3)/ $100,000/(1)/  $107,120/(2)/ $108,160/(3)/   $108,160
--------------------------------------------------------------------------------------------------------------------
   3       6.0%  $113,547    $   0     4.0%   $113,547/(3)/ $100,000/(1)/  $113,547/(2)/ $113,547/(3)/   $113,547
--------------------------------------------------------------------------------------------------------------------
   4       6.0%  $120,360    $   0     4.0%   $120,360/(3)/ $100,000/(1)/  $120,360/(2)/ $120,360/(3)/   $120,360
--------------------------------------------------------------------------------------------------------------------
   5       7.0%  $128,785    $   0     4.0%   $128,785/(3)/ $100,000/(1)/  $128,785/(2)/ $128,785/(3)/   $128,785
--------------------------------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the
   Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  .   At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value
      ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE (the "Roll-up
   benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your
   Protected Benefit account, if your Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your
   Roll-up benefit bases. However, those same withdrawals will reduce the
   Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

  .   At the end of contract year 2, the Roll-up benefit bases are equal to
      $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by
      Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).

                                     VII-1

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

---------------------------------------------------------------------------------------------------------------------
                                                                          GUARANTEED MINIMUM DEATH BENEFIT
                                                                          --------------------------------

                                                                               HIGHEST
                   PROTECTED                                    RETURN OF    ANNIVERSARY     ROLL-UP
 END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE       TO AGE 85    "GREATER OF"
 CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT       BENEFIT       BENEFIT
   YEAR    RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE          BASE           BASE
---------------------------------------------------------------------------------------------------------------------

Alternative #1: Owner withdraws the
  Annual withdrawal amount, which equals $5,151
 Year 6    (5.0)%  $122,346    $5,151    4.0%    $128,785/(6)/ $95,790/(4)/ $123,634/(5)/  $128,785/(6)/   $128,785
---------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:       $5,151/(7)/

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
 Year 6    (5.0)%  $122,346    $7,000    4.0%   $126,839/(10)/ $94,279/(8)/ $121,766/(9)/ $126,839/(10)/   $126,839
---------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:       $5,074/(11)/

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 4.21% of the Protected
Benefit account value ($5,151 divided by $122,346 = 4.21%), each benefit base would be reduced by 4.21%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary)-$4,210 (4.21% x $100,000) = $95,790.

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 = $123,634.

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE are equal to
   $128,785, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,151 [4% (Roll-up rate) x $128,785 (the
   Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the
Protected Benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $5,151 (the Annual withdrawal amount) = $1,849 (the
"Excess withdrawal" amount). Since the amount of the Excess withdrawal equals
1.511% of the Protected Benefit account value ($1,849 divided by $122,346 =
1.511%), the Roll-up benefit bases would be reduced by 1.511%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this
Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279.

(9)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 (Annual Withdrawal Amount) -
   $1,868 [($128,785 - $5,151) x 1.511%] = $121,766.

(10)The ROLL-UP TO AGE 85 BENEFIT BASE and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) - $1,946 (1.511% x $128,785) = $126,839.

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,074 [4% (Roll-up rate)
    x $126,839 (the Roll-up benefit bases as of the sixth contract anniversary)].

                                     VII-2

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

EXAMPLE #2

As described below, this example assumes that Protected Benefit account value is GREATER THAN the GMIB benefit base at the time of the first withdrawal.
Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the GMIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

--------------------------------------------------------------------------------------------------------------------

                                                                        GUARANTEED MINIMUM DEATH BENEFIT
                                               -                        --------------------------------

                                                                              HIGHEST
                  PROTECTED                                    RETURN OF    ANNIVERSARY      ROLL-UP
END OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE        TO AGE 85   "GREATER OF"
CONTRACT    NET    ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT        BENEFIT      BENEFIT
 YEAR     RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE           BASE          BASE
--------------------------------------------------------------------------------------------------------------------
   0              $100,000                     $100,000/(3)/ $100,000/(1)/  $100,000/(2)/ $100,000/(3)/   $100,000
--------------------------------------------------------------------------------------------------------------------
   1         3.0% $103,000    $   0     4.0%   $104,000/(3)/ $100,000/(1)/  $103,000/(2)/ $104,000/(3)/   $104,000
--------------------------------------------------------------------------------------------------------------------
   2         4.0% $107,120    $   0     4.0%   $108,160/(3)/ $100,000/(1)/  $107,120/(2)/ $108,160/(3)/   $108,160
--------------------------------------------------------------------------------------------------------------------
   3         6.0% $113,547    $   0     4.0%   $113,547/(3)/ $100,000/(1)/  $113,547/(2)/ $113,547/(3)/   $113,547
--------------------------------------------------------------------------------------------------------------------
   4         6.0% $120,360    $   0     4.0%   $120,360/(3)/ $100,000/(1)/  $120,360/(2)/ $120,360/(3)/   $120,360
--------------------------------------------------------------------------------------------------------------------
   5         7.0% $128,785    $   0     4.0%   $128,785/(3)/ $100,000/(1)/  $128,785/(2)/ $128,785/(3)/   $128,785
--------------------------------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protected Benefit variable investment options, or $100,000.

(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the
   Protected Benefit account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  .   At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protected Benefit account value
      ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($107,120).

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GMIB BENEFIT BASE (the "Roll-up
   benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by Roll-up rate). Unless you decline or elect a different annual reset option, you will be enrolled in the automatic annual reset program and your Roll-up benefit bases will automatically "reset" to equal the Protected Benefit account, if higher than the prior Roll-up benefit bases, every contract year from your contract issue date, up to the contract date anniversary following your 85th birthday (for the Roll-up to age 85 benefit base) or your 95th birthday (for the GMIB benefit base). Beginning in the contract year that follows the contract year in which you fund your Protected Benefit account, if your
   Lifetime GMIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro-rata portion of the Roll-up amount will be added to the Roll-up to age
   85 benefit base.

For example:

  .   At the end of contract year 2, the Roll-up benefit bases are equal to
      $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by
      Roll-up rate of 4% ($104,000 x 1.04 = $108,160).

  .   At the end of contract year 3, the Roll-up benefit bases are equal to
      $113,547. This is because the Protected Benefit account value ($113,547)
      is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus Roll-up amount ($4,326).

                                     VII-3

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,151 [4% (Roll-up rate) x $128,785 (the GMIB benefit base)].

------------------------------------------------------------------------------------------------------------------------------

                                                               GUARANTEED MINIMUM
                                                                 DEATH BENEFIT
                                                                 -------------

                                                                             HIGHEST
  END            PROTECTED                                    RETURN OF    ANNIVERSARY
   OF    ASSUMED  BENEFIT                         GMIB        PRINCIPAL       VALUE     ROLL-UP TO AGE 85
CONTRACT  NET     ACCOUNT             ROLL-UP    BENEFIT       BENEFIT       BENEFIT         BENEFIT      "GREATER OF" BENEFIT
  YEAR   RETURN    VALUE   WITHDRAWAL  RATE       BASE          BASE          BASE            BASE                BASE
------------------------------------------------------------------------------------------------------------------------------

Alternative #1: Owner withdraws the
  Annual withdrawal amount, which equals
  $5,151
Year 6    5.0%   $135,224  $5,151     4.0%     $130,073/(6)/ $96,190/(4)/ $130,073/(5)/  $130,073/(6)/    $130,073
------------------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:    $5,203/(7)/

Alternative #2: Owner withdraws $7,000, which
  is in excess of the Annual withdrawal amount
 Year
  6      5.0%   $135,224  $7,000     4.0%    $128,224/(10)/ $94,823/(8)/ $128,224/(9)/ $128,224/(10)/    $128,224
------------------------------------------------------------------------------------------------------------------------------

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:   $5,129/(11)/

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base is as follows: Since the withdrawal amount of $5,151 equals 3.810% of the Protected
Benefit account value ($5,151 divided by $135,224 = 3.810%), each benefit base would be reduced by 3.810%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (benefit base as of the last contract date anniversary)- $3,810
   (3.810% x $100,000) = $96,190.

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced dollar-for-dollar as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 = $123,634. The Highest Anniversary
   Value benefit base is reset to the Protected Benefit account value after withdrawal ($130,073).

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND GMIB BENEFIT BASE are reset to the
   Protected Benefit Account Value after withdrawal $130,073.

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,203 [4% (Roll-up rate) x $130,073 (the
   Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the
Protected Benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro-rata calculation for the reduction in the Highest Anniversary Value benefit base and the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $5,151 (the
Annual withdrawal amount) = $1,849 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.367% of the Protected Benefit account value ($1,849 divided by $135,224 = 1.367%), the Highest Anniversary Value benefit base and the Roll-up benefit bases would be reduced by 1.367%.

Please note that the Excess withdrawal in this example does not represent a RMD payment made through our automatic RMD service. For more information on RMD payments through our automatic RMD service, please see "Lifetime required minimum distribution withdrawals" in "Accessing your money" earlier in this
Prospectus.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The Return of Principal benefit base is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823.

(9)The Highest Anniversary Value benefit base is reduced dollar-fordollar and pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,151 (Annual Withdrawal Amount) -
   $1,690 [($128,785 - $5,151) x 1.367%] = $121,944. The Highest Anniversary
   Value benefit base is reset to the Protected Benefit account value after withdrawals ($128,224).

(10)The Roll-up to age 85 benefit base and the GMIB benefit base are reduced pro-rata, as follows: $128,785 (the Roll-up benefit bases as of the last contract date anniversary) - $1,760 (1.367% x $128,785) = $127,025. The
    Roll-up to age 85 benefit base and GMIB benefit base are reset to the
    Protected Benefit Account Value after withdrawal $128,224.

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,129 [4% (Roll-up rate)
    x $128,224 (the Roll-up benefit bases as of the sixth contract anniversary)].

                                     VII-4

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

EXAMPLES FOR RMD WEALTH GUARD DEATH BENEFIT

EXAMPLE #3

Assuming $100,000 is invested in the Protected Benefit variable investment options, with no additional contributions, and no transfers, the RMD Wealth
Guard death benefit base for an owner age 65 would be calculated as follows:

---------------------------------------------------------------------------------------------

                                 PROTECTED                   PROTECTED
                     ASSUMED      BENEFIT                     BENEFIT         RMD WEALTH
      END              NET     ACCOUNT VALUE               ACCOUNT VALUE     GUARD DEATH
OF CONTRACT YEAR AGE RETURN  BEFORE WITHDRAWAL WITHDRAWAL AFTER WITHDRAWAL   BENEFIT BASE
---------------------------------------------------------------------------------------------
       0         65              $100,000                     $100,000       $100,000/(1)/
---------------------------------------------------------------------------------------------
       1         66    3.0%      $103,000        $    0       $103,000       $103,000/(1)/
---------------------------------------------------------------------------------------------
       2         67    4.0%      $107,120        $    0       $107,120       $107,120/(1)/
---------------------------------------------------------------------------------------------
       3         68  (1.0)%      $106,049        $5,000       $101,049       $102,069/(1)(2)/
---------------------------------------------------------------------------------------------
       4         69    3.0%      $104,080        $    0       $104,080       $104,080/(1)/
---------------------------------------------------------------------------------------------
       5         70    4.0%      $108,243        $    0       $108,243       $108,243/(1)/
---------------------------------------------------------------------------------------------

Alternative #1: Contract Year 6 (Owner withdraws RMD withdrawal amount)
       6         71    5.0%      $113,656        $4,293       $109,363       $109,363/(3)/
---------------------------------------------------------------------------------------------
       7         72    3.0%      $112,644        $    0       $112,644       $109,363/(4)/
---------------------------------------------------------------------------------------------

Alternative #2: Contract Year 6 (Owner takes a withdrawal in excess of RMD withdrawal limit)
       6         71    5.0%      $113,656        $6,000       $107,656       $107,656/(5)/
---------------------------------------------------------------------------------------------
       7         72    3.0%      $110,885        $    0       $110,885       $107,656/(6)/
---------------------------------------------------------------------------------------------

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the RMD Wealth Guard death benefit base is as follows:

(1)The RMD Wealth Guard death benefit base is equal to the greater of the
   Protected Benefit account value and the RMD Wealth Guard death benefit base as of the last contract date anniversary.

For example:

  .   At the end of contract year 2, the RMD Wealth Guard death benefit base is
      $107,120. This is because the Protected Benefit account value ($107,120)
      is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($103,000).

(2)The RMD Wealth Guard death benefit base would be reduced by a withdrawal on a pro rata basis because the contract owner has not yet reached the calendar year in which he or she will turn age 70 1/2 and is not yet eligible for
   RMDs, accordingly, all withdrawals made prior to the calendar year in which the contract owner turns age 70 1/2 are treated as Excess RMD withdrawals and reduce the benefit base on a pro rate basis.

For example:

  .   At the end of contract year 3, the RMD Wealth Guard death benefit base is
      $102,069. Since the withdrawal amount of $5,000 equals 4.715% of the
      Protected Benefit account value before the withdrawal ($5,000 divided by
      $106,049 = 4.715%), the RMD Wealth Guard death benefit base would be reduced by $5,051 (4.715% of $107,120) to be $102,069 (= $107,120 -
      $5,051). The RMD Wealth Guard death benefit base is greater than the
      Protected Benefit account value. As you can see, when the benefit base is greater than the account value, a pro rata deduction means the benefit base is reduced by more than the amount of the withdrawals.

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS RMD WITHDRAWAL AMOUNT)

(3)The RMD Wealth Guard death benefit base would not be reduced by a RMD withdrawal because it is not an Excess RMD withdrawal.

For example:

  .   At the end of contract year 6, the RMD Wealth Guard death benefit base is
      $109,363. This is because the Protected Benefit account value ($109,010)
      is greater than the RMD Wealth Guard death benefit base as of the last contract date anniversary ($108,243). In addition, since the withdrawal of the $4,293 was not an Excess RMD withdrawal, it did not reduce the benefit base.

(4)After the contract anniversary date following the first RMD withdrawal, the
   RMD Wealth Guard death benefit base stops resetting.

For example:

  .   At the end of contract year 7, the RMD Wealth Guard death benefit base is
      $109,363. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($109,363).

                                     VII-5

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES A WITHDRAWAL IN EXCESS OF RMD
WITHDRAWAL LIMIT)

(5)The RMD Wealth Guard death benefit base would be reduced by the portion of the withdrawal amount in excess of RMD withdrawal limit on a pro rata basis.

For example:

  .   At the end of contract year 6, the RMD Wealth Guard death benefit base is
      $107,656. The withdrawal amount of $6,000 exceeds the RMD withdrawal limit ($4,293) by $1,707. The portion of the withdrawal amount in excess of RMD withdrawal limit ($1,707) equals 1.502% of the Protected Benefit account value ($1,707 divided by $113,656 = 1.502%) and RMD Wealth Guard death benefit base would be reduced by 1.502% to be $106,618 (= $108,243
      - $1,625). The RMD Wealth Guard death benefit base resets to the
      Protected Benefit account value ($107,656).

(6)After a withdrawal is taken in the calendar year in which the age turns
   701/2 or later year, the RMD Wealth Guard death benefit base stops resetting.

For example:

  .   At the end of contract year 7, the RMD Wealth Guard death benefit base is
      $107,656. This is the RMD Wealth Guard death benefit base as of the last contract date anniversary ($107,656).

                                     VII-6

APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFIT BASES

Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit

--------------------------------------------------------------------------------

As explained in the ''Guaranteed minimum income benefit (''GMIB'')'' section in this Prospectus, if you have the GMIB the portion of your contract invested in the Protected Benefit account will be subject to predetermined mathematical formulas that require transfers between the Protected Benefit account variable investment options which you have selected and the AXA Ultra Conservative
Strategy investment option. This Appendix provides additional information regarding the formulas. The formulas are set when we issue your contract and do not change while the GMIB is in effect. On each valuation day, the formulas determine whether a transfer into or out of the AXA Ultra Conservative Strategy investment option is required. For purposes of these calculations, amounts in a
Special DCA program designated for the Protected Benefit account variable investment options are excluded from amounts that are transferred into the AXA
Ultra Conservative Strategy investment option.

First, the following ATP formula is used to calculate a contract ratio:

Contract Ratio = 1 - (A / B)

WHERE:

A = Protected Benefit account value on the valuation day.

B = The current value of the GMIB benefit base on the valuation day including the pro rata portion of the applicable Roll-up amount.

Please see the ''Guaranteed minimum income benefit (''GMIB'')'' section in this
Prospectus for more information on the GMIB benefit base.

The contract ratio is then compared to predetermined ''transfer points'' to determine what portion of Protected Benefit account value needs to be held in the AXA Ultra Conservative Strategy investment option. For your GMIB, there is a minimum and maximum transfer point, which is determined according to the following table.

--------------------------------------------------------------------------
   ATP YEAR ANNIVERSARY      MINIMUM TRANSFER POINT MAXIMUM TRANSFER POINT
--------------------------------------------------------------------------
First day of first ATP year           15%                    25%
--------------------------------------------------------------------------
            1st                       18%                    28%
--------------------------------------------------------------------------
            2nd                       21%                    31%
--------------------------------------------------------------------------
            3rd                       24%                    34%
--------------------------------------------------------------------------
            4th                       27%                    37%
--------------------------------------------------------------------------
            5th                       30%                    40%
--------------------------------------------------------------------------
            6th                       33%                    43%
--------------------------------------------------------------------------
            7th                       36%                    46%
--------------------------------------------------------------------------
            8th                       39%                    49%
--------------------------------------------------------------------------
            9th                       42%                    52%
--------------------------------------------------------------------------
     10th (and later)                 45%                    55%
--------------------------------------------------------------------------

The minimum and maximum transfer points are interpolated between the beginning of the ATP year Protected Benefit account value and end of ATP year Protected
Benefit account value during the course of the ATP year. For example, during the first ATP year, the minimum transfer point moves from 15% on the first day of the first ATP year to 18% on the first day on the second ATP year. The maximum transfer point moves similarly during the first ATP year from 25% on the first day of the first ATP year to 28% on the first day on the second ATP year. The ranges for the first and second ATP year are shown in the charts below to illustrate the interpolation of transfer points between the beginning of an ATP year and the end of an ATP year.

-------------------------------------------------------------------------------
FIRST ATP YEAR RANGE:
-------------------------------------------------------------------------------
                                                                      MAY 14
                                   MAY 15                            FIRST ATP
                                  (DAY 1 OF                            YEAR
                               FIRST ATP YEAR) AUG 15 NOV 15 FEB 15 ANNIVERSARY
-------------------------------------------------------------------------------
   Minimum Transfer Point            15%       15.75% 16.5%  17.25%     18%
-------------------------------------------------------------------------------
   Maximum Transfer Point            25%       25.75% 26.5%  27.25%     28%
-------------------------------------------------------------------------------

                                    VIII-1

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

--------------------------------------------------------------------------------
SECOND ATP YEAR RANGE:
--------------------------------------------------------------------------------
                                                                       MAY 14
                                    MAY 14                           SECOND ATP
                                  (DAY 1 OF                             YEAR
                               SECOND ATP YEAR) AUG 15 NOV 15 FEB 15 ANNIVERSARY
--------------------------------------------------------------------------------
   Minimum Transfer Point            18%        18.75% 19.5%  20.25%     21%
--------------------------------------------------------------------------------
   Maximum Transfer Point            28%        28.75% 29.5%  30.25%     31%
--------------------------------------------------------------------------------

On each valuation day, the portion of your Protected Benefit account value to be held in the AXA Ultra Conservative Strategy investment option is determined by comparing the contract ratio to the transfer points. If the contract ratio is equal to or less than the minimum transfer point, all of the account value in the AXA Ultra Conservative Strategy investment option, if any, will be transferred to the Protected Benefit account variable investment options selected by you. If the contract ratio on the valuation day exceeds the minimum transfer point but is less than the maximum transfer point, amounts may be transferred either into or out of the AXA Ultra Conservative Strategy investment option depending on the account value already in the AXA Ultra
Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. If the contract ratio on the valuation day is equal to or greater than the maximum transfer point, the total amount of the account value that is invested in the Protected
Benefit account variable investment options selected by you, excluding amounts invested in a Special DCA program designated for the Protected Benefit account variable investment options, will be transferred into the AXA Ultra
Conservative Strategy investment option.

A separate formula, called the transfer amount formula, is used to calculate the amount that must be transferred either into or out of the AXA Ultra
Conservative Strategy investment option. For example, the transfer amount formula seeks to reallocate account value such that for every 1% by which the contract ratio exceeds the minimum transfer point on a given valuation day, 10%
of the Protected Benefit account value will be held in the AXA Ultra
Conservative Strategy investment option and a Special DCA program designated for the Protected Benefit account variable investment options. When the contract ratio exceeds the minimum transfer point by 10% (i.e., it reaches the maximum transfer point), amounts will be transferred into the AXA Ultra
Conservative Strategy investment option such that 100% of Protected Benefit account value will be invested in the AXA Ultra Conservative Strategy investment option and a Special DCA program designated for the Protected
Benefit account variable investment options.

The transfer amount formula first determines the target percentage that must be in the AXA Ultra Conservative Strategy investment option after the ATP transfer as follows:

                                          A - B
                                  ATP% =  -----
                                           0.1

WHERE:

    ATP% =     Required percentage of account value in the AXA Ultra Conservative Strategy investment option and the Special DCA pro-gram designated for the Protected
               Benefit account variable investment options after the ATP transfer.

     A =       The contract ratio calculated on the valuation day.

     B =       The minimum transfer point on the valuation day.

     0.1 =     The 10% differential between the minimum transfer point and the maximum transfer point.

The required amount of account value in the AXA Ultra Conservative Strategy investment option after the ATP transfer is calculated as follows:

                             ATP Amount = (A X B) - C

   WHERE:

     A =     The ATP%.

     B =     Protected Benefit account value on the valuation day.

     C =     Account value in a Special DCA program designated for the Protected Benefit account variable investment options on the valuation day.

The ATP Amount cannot be less than $0.

The transfer amount formula is used to determine the transfer amount as follows:

  ATP transfer amount =  (ATP amount) - (account value currently in AXA Ultra
                         Conservative Strategy investment option)

The ATP transfer amount is the amount that must be moved either in or out of the AXA Ultra Conservative Strategy investment option.

..   If the ATP transfer amount is positive, it will be moved into the AXA Ultra
    Conservative Strategy investment option if it meets the minimum transfer threshold.

                                    VIII-2

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

..   If the ATP transfer amount is negative, it will be moved out of the AXA
    Ultra Conservative Strategy investment option if it meets the minimum transfer threshold described below.

The minimum amount that will be transferred is the greater of 1% of the
Protected Benefit account value or $1,000. The test for whether the ATP transfer amount meets the minimum transfer threshold is as follows:

..   If the ATP transfer amount is less than the minimum transfer amount, the
    ATP transfer will not be processed.

..   If the ATP transfer amount is greater than or equal to the minimum transfer amount, the ATP transfer will be processed.

The following are examples of transactions under the ATP:

-------------------------------------------------------------------------------------------------------------------------------
                                 EXAMPLE 1                          EXAMPLE 2                           EXAMPLE 3
-------------------------------------------------------------------------------------------------------------------------------
CONTRACT RATIO       25%                                37%                                 45%
-------------------------------------------------------------------------------------------------------------------------------
VALUATION DAY        4/th/ ATP year anniversary         5/th/ ATP year anniversary          6/th/ ATP year anniversary
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER POINTS      Minimum = 27%                      Minimum = 30%                       Minimum = 33%
                     Maximum = 37%                      Maximum = 40%                       Maximum = 43%
-------------------------------------------------------------------------------------------------------------------------------
ASSUMPTIONS          Protected Benefit account value    Protected Benefit account value     Protected Benefit account value
                     = $100,000                         = $100,000                          = $100,000
                     AXA Ultra Conservative Strategy    AXA Ultra Conservative Strategy     AXA Ultra Conservative Strategy
                     investment option = $40,000        investment option = $40,000         investment option = $40,000
                     Special DCA program = $20,000      Special DCA program designated      Special DCA program designated
                                                        for the Protected Benefit account   for the Protected Benefit account
                                                        variable investment options =       variable investment options =
                                                        $20,000                             $20,000
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER POINT       Contract ratio is less than the    Contract ratio is greater than the  Contract ratio is greater than the
VALUATION            minimum transfer point             minimum transfer point but less     maximum transfer point.
                     therefore, all amounts must be     than maximum transfer point.        Therefore, all amounts not in a
                     moved out of the AXA Ultra         Must determine amount to move       Special DCA program must be
                     Conservative Strategy investment   in or out of the AXA Ultra          moved into the AXA Ultra
                     option.                            Conservative Strategy investment    Conservative Strategy investment
                                                        option, if necessary.               option.
-------------------------------------------------------------------------------------------------------------------------------
ATP%                 0%                                 (0.37 - 0.3) / 0.1 = 0.7 OR         100%
(Contract Ratio -                                       70%
Minimum Transfer
Point) / 0.1
-------------------------------------------------------------------------------------------------------------------------------
ATP AMOUNT           (0 * $100,000) - $20,000 =         (0.7 * $100,000) - $20,000 =        (1 * $100,000) - $20,000 =
(ATP%*Protected      -$20,000 (cannot be less than $0)  $50,000                             $80,000
Benefit account      ATP Amount = $0
value) -Special DCA
program designated
for the Protected
Benefit account
variable investment
options
-------------------------------------------------------------------------------------------------------------------------------
TRANSFER AMOUNT      $0 - $40,000 = -$40,000,           SCENARIO 1 - using current          $80,000 - $40,000 = $40,000
(ATP Amount) -       (transferred out of the AXA Ultra  assumptions:                        (transferred into the AXA Ultra
(Protected Benefit   Conservative Strategy investment   $50,000 - $40,000 = $10,000         Conservative Strategy investment
account value        option)                            (transferred into the AXA Ultra     option)
currently in AXA                                        Conservative Strategy investment
Ultra Conservative                                      option)
Strategy investment                                     SCENARIO 2 - if current amount
option)                                                 in AXA Ultra Conservative
                                                        Strategy investment option =
                                                        $65,000 instead of $40,000:
                                                        $50,000 - $65,000 = -$15,000
                                                        (transferred out of the AXA Ultra
                                                        Conservative Strategy investment
                                                        option)
-------------------------------------------------------------------------------------------------------------------------------

ATP transfers into the AXA Ultra Conservative Strategy investment option will be transferred out of your Protected Benefit account variable investment options. No amounts will be transferred out of a Special DCA program. ATP transfers out of the AXA Ultra Conservative Strategy investment option will be allocated among the Protected Benefit account variable investment options included in your contract's allocation instructions. No amounts will be transferred into or out of the Special DCA program as a result of any ATP transfer.

                                    VIII-3

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Your first ATP year is established at the time of your initial contribution or transfer to the Protected Benefit account. For example, if you make an initial contribution or transfer to the Protected Benefit account in the third contract year, that would be your first ATP year. The ATP year increases by one each subsequent contract year until you make an additional contribution or transfer to the Protected Benefit account.

SUBSEQUENT CONTRIBUTIONS AND TRANSFERS

Each time you make a subsequent contribution or transfer to your Protected
Benefit account we will apply a set back adjustment formula. We use the formula to determine whether (and to what extent) your applicable transfer points may be "set back". Any set back of your transfer points will apply on the next business day. The formula we use to calculate the set back applicable to you may not be altered once you have the benefit. In general, the formula adjusts your applicable transfer points to reflect the weighted average age of all contributions and transfers made to the Protected Benefit account in relation to the GMIB benefit base on the day prior to the contribution or transfer.

The set back adjustment formula determines the adjustment as follows:

                    ATP Year Set Back      (A - 1) X (B + C)
                                       =   ----------------
                                                 D + C

WHERE:

  ATP Year Set Back = The number of years by which the beginning of contract year ATP year will be set back.
  A =  The ATP year at the beginning of the contract year.

  B =  Total contract year to date contributions and transfers to the
       Protected Benefit account as of the day prior to the transaction date of the ATP set back calculation.

  C =  The contribution and/or transfer to the Protected Benefit account on the transaction date of the ATP set back calculation.

  D =  The value of the GMIB benefit base including the pro rata Roll-up amount as of the day prior to the ATP set back calculation.

The result is rounded (either up or down as applicable) and the ATP year will be set back by the whole number of years produced by the formula. For example, if the result is 2.58, the number will be rounded up to 3 and the ATP year will be set back by 3 years. Therefore, if prior to the contribution or transfer you were in ATP year 6, month 8, you will be set back to ATP year 3, month 8.

The following is an example of the ATP year set back:

-----------------------------------------------------------------------------------------------------------------------------
                       CONTRIBUTION/TRANSFER #1            CONTRIBUTION/TRANSFER #2            CONTRIBUTION/TRANSFER #3
-----------------------------------------------------------------------------------------------------------------------------
CURRENT ATP YEAR                                                  ATP year 4
                                                                   [A = 4]
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
ASSUMPTIONS       Contract is in month 3 of the       Contract is now in month 5 of       Contract is now in month 7 of
                  current contract year.              the same contract year.             the same contract year.
                  Total contract year to date         Total contract year to date         Total contract year to date
                  contributions and transfers to the  contributions and transfers to the  contributions and transfers to the
                  Protected Benefit account as of     Protected Benefit account as of     Protected Benefit account as of
                  the valuation day prior to the      the valuation day prior to the      the valuation day prior to the
                  transaction date of the ATP set     transaction date of the ATP set     transaction date of the ATP set
                  back calculation = $0 [B = 0]       back calculation = $300             back calculation = $600
                  The contribution and/or transfer    [B = 300]                           [B = 600]
                  to the Protected Benefit account    The contribution and/or transfer    The contribution and/or transfer
                  on the transaction date of the      to the Protected Benefit account    to the Protected Benefit account
                  ATP set back calculation = $300     on the transaction date of the      on the transaction date of the
                  [C = 300]                           ATP set back calculation = $300     ATP set back calculation =
                  Value of the GMIB benefit base      [C = 300]                           $1,200 [C = 1,200]
                  including the pro rata Roll-up      Value of the GMIB benefit base      Value of the GMIB benefit base
                  amount as of the valuation day      including the pro rata Roll-up      including the pro rata Roll-up
                  prior to the ATP set back           amount as of the valuation day      amount as of the valuation day
                  calculation = $616.92               prior to the ATP set back           prior to the ATP set back
                  [D = 616.92]                        calculation = $926.11               calculation = $1,238.41
                                                      [D = 926.11]                        [D = 1,238.41]
-----------------------------------------------------------------------------------------------------------------------------

                                    VIII-4

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

--------------------------------------------------------------------------------------------------
                                   CONTRIBUTION/TRANSFER #1        CONTRIBUTION/TRANSFER #2
--------------------------------------------------------------------------------------------------
ATP YEAR SET BACK                (4-1) X (0 +300) = 0.98       (4-1) X (300 +300) = 1.47
       (A - 1) X (B + C)           616.92 + 300                   926.11 + 300
             D + C               Rounded to the nearest whole  Rounded to the nearest whole
                                 year = 1                      year = 1
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
NEW ATP YEAR                     New ATP year = 4-1 = 3 (ATP   New ATP year = 4-1 = 3 (ATP
Current ATP year - ATP year set  year is set back by 1)        year has already been set back to
back = New ATP year              NEW ATP YEAR = 3              year 3. No additional set back
                                                               will occur.)
--------------------------------------------------------------------------------------------------
------------------------------------------------------------------
                                     CONTRIBUTION/TRANSFER #3
------------------------------------------------------------------
ATP YEAR SET BACK                (4-1) X (600 +1200) = 2.21
       (A - 1) X (B + C)           1,238.41 + 1200
             D + C               Rounded to the nearest whole
                                 year = 2
------------------------------------------------------------------
------------------------------------------------------------------
NEW ATP YEAR                     New ATP year = 4-2 = 2 (ATP
Current ATP year - ATP year set  year is set back by 1 additional
back = New ATP year              year)
                                 NEW ATP YEAR = 2
------------------------------------------------------------------

ATP EXIT OPTION

When the ATP exit option is processed your Guaranteed benefit base(s) will be adjusted as follows:

              New Benefit Base =  (1- 3%) X A   _ D
                                  -------------
                                   1 - B + C

   WHERE:

  New Benefit Base =  The new value that the GMIB benefit base and if applicable, the
                      Roll-up to age 85 benefit base and Highest Anniver-sary Value benefit base will be adjusted to if this value is less than the current value of the respective benefit bases.

   A =  The Protected Benefit account value as of the day prior to the ATP exit option.

   B =  The [interpolated] minimum transfer point as of the next valuation day.

   C =  The total rider charge percentage for both the GMIB and GMDB benefits.

   D =  The prorated Roll-up amount from the last contract date anniversary to the next valuation day plus the prorated Roll-up amount for contributions and transfers in that contract year as of the next valuation day minus the contract year-to-date withdrawals up to the
        Annual withdrawal amount.

  3% =  cushion in investment performance to decrease the probability of an
        ATP transfer on the upcoming valuation day.

For example, the ATP exit option is processed during the seventh month of the fifth ATP year. The number of completed months in the current ATP year is six.
The minimum transfer point is 28.5%, which is derived by interpolating the fourth ATP year anniversary minimum transfer point and the fifth ATP year anniversary minimum transfer point [=(27% + 30%)/2]. The cushion is 3%. Assume that your Protected Benefit account value is $100,000, GMIB benefit base is
$130,000 Highest Anniversary Value benefit base is $110,000, Roll-up to age 85 benefit base is $130,000 and the Roll-up rate is the 5% Annual Roll-up rate.
Note that the "Greater of" death benefit base ($130,000) is the greater of the
Highest Anniversary Value benefit base ($110,000) and the Roll-up to age 85 benefit base ($130,000). Also assume that no withdrawal has been taken in this contract year and that the pro-rated Roll-up amount (net of withdrawals) is
$3,250 (=5%X$130,000X6/12 - 0).

When the ATP exit option is processed, the new benefit base is:

  New benefit base =  (1- 3%) X 100,000   _ 3,250              = $128,186
                      -------------------
                       1 - .285 + 0.023

Your Highest Anniversary Value benefit base stays at the current value
($110,000), as the new benefit base ($128,186) is greater than your current
Highest Anniversary Value benefit base. Your GMIB benefit base and your Roll-up to age 85 benefit base are adjusted to the new benefit base ($128,186), as the new benefit base is less than your current GMIB and Roll-up to age 85 benefit bases. Your "Greater of" death benefit base is also adjusted to the new benefit base ($128,186), as it is the greater of the Highest Anniversary Value benefit base ($110,000) and the Roll-up to age 85 benefit base ($128,186).

Furthermore, if a contribution in the amount of $20,000 is made after the ATP exit option is processed, the Highest Anniversary Value benefit base would be
$130,000 ($110,000 + $20,000) and the Roll-up to age 85 benefit base, GMIB benefit base and "Greater of" death benefit base would be $148,186 ($128,186 +
$20,000).

                                    VIII-5

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Conversely, if the $20,000 contribution is made before requesting the ATP exit option:

..   The contribution would result in a transfer on the next valuation date from the AXA Ultra Conservative Strategy investment option so that only 10% of the Protected Benefit account value would remain invested in the AXA Ultra
    Conservative Strategy investment option.

..   If the ATP exit option is then processed the new benefit base would be:

  New benefit base =  (1- 3%) X 120,000   _ 3,250              = $154,474
                      -------------------
                       1 -0.285 + 0.023

Your GMIB benefit base is adjusted to $154,474.

                                    VIII-6

            APPENDIX VIII: FORMULA FOR ASSET TRANSFER PROGRAM FOR
                       GUARANTEED MINIMUM INCOME BENEFIT

Appendix IX: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

The following tables describes the contribution rules for all contract Series and types.

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           NQ
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   0-85 (FOR SERIES B & SERIES L)
                         .   0-70 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
                         .   $10,000 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       FOR ALL SERIES:
CONTRIBUTION AMOUNT      .   $500
(IF PERMITTED)           .   $100 monthly under the automatic investment program
                         .   $300 quarterly under the automatic investment program
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  FOR ALL SERIES:
                         .   After-tax money.
                         .   Paid to us by check or transfer of contract value in a
                             tax-deferred exchange under Section 1035 of the Internal Revenue
                             Code.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   FOR SERIES B & SERIES L:
ON CONTRIBUTIONS TO THE  .   If you elect the GMIB with the "Greater of" GMDB, you may make
CONTRACT/(1)/                subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary.
                             If you do not elect the "Greater of" GMDB, you may make
                             subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary.
                         FOR SERIES CP(R):
                         .   You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
-----------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-1

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           TRADITIONAL IRA
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-85 (FOR SERIES B & SERIES L)
                         .   20-70 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
                         .   $10,000 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       FOR ALL SERIES:
CONTRIBUTION AMOUNT      .   $50
(IF PERMITTED)           .   $100 monthly under the automatic investment program
                         .   $300 quarterly under the automatic investment program
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  FOR ALL SERIES:
                         .   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.
                         .   Rollovers from another traditional individual retirement
                             arrangement.
                         .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
                         .   Regular IRA contributions.
                         .   Additional catch-up contributions.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   FOR SERIES B & SERIES L:
ON CONTRIBUTIONS TO THE  .   If you elect the GMIB with the "Greater of" GMDB, you may make
CONTRACT/(1)/                subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary.
                             If you do not elect the "Greater of" GMDB, you may make
                             subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary.
                         FOR SERIES CP(R):
                         .   You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         FOR ALL SERIES:
                         .   Contributions made after age 701/2 must be net of required minimum distributions; you also cannot make regular IRA
                             contributions after age 701/2.
                         .   Although we accept regular IRA contributions (limited to $5,500 per calendar year) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
                         .   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 but under age 70 1/2 at any time during the calendar year for which the contribution is made.
                         .   If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected Benefit account through age 65, or if later, the first contract date anniversary.
                             If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your
                             Protected Benefit account, subsequent contributions to your
                             Protected Benefit account will no longer be permitted.
-----------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-2

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           ROTH IRA
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-85 (FOR SERIES B & SERIES L)
                         .   20-70 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
                         .   $10,000 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       FOR ALL SERIES:
CONTRIBUTION AMOUNT      .   $50
(IF PERMITTED)           .   $100 monthly under the automatic investment program
                         .   $300 quarterly under the automatic investment program
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  FOR ALL SERIES:
                         .   Rollovers from another Roth IRA.
                         .   Rollovers from a "designated Roth contribution account" under specified retirement plans.
                         .   Conversion rollovers from a traditional IRA or other eligible retirement plan.
                         .   Direct custodian-to-custodian transfers from another Roth IRA.
                         .   Regular Roth IRA contributions.
                         .   Additional catch-up contributions.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   FOR SERIES B & SERIES L:
ON CONTRIBUTIONS TO THE  .   If you elect the GMIB with the "Greater of" GMDB, you may make
CONTRACT/(1)/                subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary.
                             If you do not elect the "Greater of" GMDB, you may make
                             subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary.
                         FOR SERIES CP(R):
                         .   You may make subsequent contributions to your Investment account and your Protected Benefit account until the later of attained age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         FOR ALL SERIES:
                         .   Conversion rollovers after age 701/2 must be net of required minimum distributions for the traditional IRA or other eligible retirement plan that is the source of the conversion rollover.
                         .   Although we accept Roth IRA contributions (limited to $5,500 per calendar year) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.
                         .   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.
-----------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-3

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           SEP IRA
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-85 (FOR SERIES B & SERIES L)
                         .   20-70 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
                         .   $10,000 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       FOR ALL SERIES:
CONTRIBUTION AMOUNT      .   $500
(IF PERMITTED)           .   $100 monthly under the automatic investment program
                         .   $300 quarterly under the automatic investment program
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  FOR ALL SERIES:
                         .   An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($52,000 after cost of living adjustment for 2014).
                         .   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.
                         .   Rollovers from another traditional individual retirement
                             arrangement.
                         .   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.
                         .   Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   FOR SERIES B & SERIES L:
ON CONTRIBUTIONS TO THE  .   If you elect the GMIB with the "Greater of" GMDB, you may make
CONTRACT/(1)/                subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary.
                             If you do not elect the "Greater of" GMDB, you may make
                             subsequent contributions to your Protected Benefit account through age 80, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to your Investment account through age 85 or the first contract date anniversary.
                         FOR SERIES CP(R):
                         .   You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         FOR ALL SERIES:
                         .   Any contributions made after age 701/2 must be net of required minimum distributions.
                         .   If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected Benefit account through age 65, or if later, the first contract date anniversary.
                             If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However, regardless of the benefits you elected, once you make a withdrawal from your
                             Protected Benefit account, subsequent contributions to your
                             Protected Benefit account will no longer be permitted.
-----------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-4

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

----------------------------------------------------------------------------------------------------------
                         INHERITED IRA BENEFICIARY CONTINUATION CONTRACT (TRADITIONAL IRA OR
                         ROTH IRA)
 CONTRACT TYPE                       (AVAILABLE FOR SERIES B & SERIES L ONLY)
----------------------------------------------------------------------------------------------------------
ISSUE AGES               .   0-70
                         .   Not available for Series CP(R)
----------------------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
----------------------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       .   $1,000
CONTRIBUTION AMOUNT
(IF PERMITTED)
----------------------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  .   Direct custodian-to- custodian transfers of your interest as a death beneficiary of the deceased owner's traditional individual retirement arrangement or Roth IRA to an IRA of the same type.
                         .   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these "Applicable Plans": qualified plans, 403(b) plans and governmental employer 457(b) plans.
----------------------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   .   Any subsequent contributions must be from the same type of IRA of
ON CONTRIBUTIONS TO THE      the same deceased owner.
CONTRACT/(1)/            .   You may make subsequent contributions to the Protected Benefit account until age 80. However, once you make a withdrawal from the Protected Benefit account, subsequent contributions to the
                             Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to the Investment account until age 86.
                         .   No additional contributions are permitted to Inherited IRA contracts issued as a Non-spousal beneficiary direct rollover from an Applicable Plan.
----------------------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-5

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

-----------------------------------------------------------------------------------------------
 CONTRACT TYPE           QP
-----------------------------------------------------------------------------------------------
ISSUE AGES               .   20-75 (FOR SERIES B & SERIES L)
                         .   20-70 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM INITIAL          .   $5,000 (FOR SERIES B)
CONTRIBUTION AMOUNT      .   $25,000 (FOR SERIES L)
                         .   $10,000 (FOR SERIES CP(R))
-----------------------------------------------------------------------------------------------
MINIMUM SUBSEQUENT       FOR ALL SERIES:
CONTRIBUTION AMOUNT (IF  .   $500
SUBSEQUENT
CONTRIBUTIONS ARE
PERMITTED)
-----------------------------------------------------------------------------------------------
SOURCE OF CONTRIBUTIONS  FOR ALL SERIES:
                         .   Only transfer contributions from other investments within an existing qualified plan trust.
                         .   The plan must be qualified under Section 401(a) of the Internal
                             Revenue Code.
                         .   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.
-----------------------------------------------------------------------------------------------
ADDITIONAL LIMITATIONS   FOR SERIES B & SERIES L:
ON CONTRIBUTIONS TO THE  .   If you elect the GMIB with the "Greater of" GMDB, you may make
CONTRACT/(1)/                subsequent contributions to your Protected Benefit account through age 70, or if later, the first contract date anniversary.
                             If you do not elect the "Greater of" GMDB, you may make
                             subsequent contributions to your Protected Benefit account through age 75, or if later, the first contract date anniversary.
                             However, regardless of the benefits elected, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         .   You may make subsequent contributions to your Investment account through age 75 or the first contract date anniversary.
                         FOR SERIES CP(R):
                         .   You may make subsequent contributions to your Investment account and your Protected Benefit account through age 70 or the first contract date anniversary. However, once you make a withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
                         FOR ALL SERIES:
                         .   A separate QP contract must be established for each plan
                             participant, even defined benefit plan participants.
                         .   We do not accept contributions directly from the employer.
                         .   Only one subsequent contribution can be made during a contract year.
                         .   Contributions made after the annuitant's age 70 1/2 must be net of any required minimum distributions.
                         .   For QPDC contracts only: If you elect the RMD Wealth Guard death benefit, you may make subsequent contributions to your Protected
                             Benefit account through age 65, or if later, the first contract date anniversary. If you do not elect the RMD Wealth Guard death benefit, you may make subsequent contributions through age 80, or if later, the first contract date anniversary. However,
                             regardless of the benefits you elected, once you make a
                             withdrawal from your Protected Benefit account, subsequent contributions to your Protected Benefit account will no longer be permitted.
See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.
-----------------------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your
   Protected Benefit account at any time.

                                     IX-6

          APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

Appendix X: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of
1.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013.

----------------------------------------------------------------------------------------------
                                                                           FOR THE YEAR ENDING
 PORTFOLIO NAME*                                                            DECEMBER 31, 2013
----------------------------------------------------------------------------------------------
 7TWELVE/TM/ BALANCED PORTFOLIO
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  11.15
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             3,292
----------------------------------------------------------------------------------------------
 ALL ASSET AGGRESSIVE-ALT 25
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  11.12
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               108
----------------------------------------------------------------------------------------------
 ALL ASSET GROWTH-ALT 20
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  13.77
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               436
----------------------------------------------------------------------------------------------
 ALL ASSET MODERATE GROWTH-ALT 15
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  10.66
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               223
----------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  11.86
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               401
----------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  17.76
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               924
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/
----------------------------------------------------------------------------------------------
   Unit value                                                                   $   9.71
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               120
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  11.68
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               104
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  10.83
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               312
----------------------------------------------------------------------------------------------
 AXA AGGRESSIVE STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  12.77
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                            36,718
----------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                   $  12.69
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                            62,157
----------------------------------------------------------------------------------------------

                                      X-1

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

---------------------------------------------------------------------
                                                  FOR THE YEAR ENDING
 PORTFOLIO NAME*                                   DECEMBER 31, 2013
---------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
---------------------------------------------------------------------
   Unit value                                         $    12.17
---------------------------------------------------------------------
   Number of units outstanding (000's)                    34,378
---------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
---------------------------------------------------------------------
   Unit value                                         $    11.17
---------------------------------------------------------------------
   Number of units outstanding (000's)                    21,710
---------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------
   Unit value                                         $    13.76
---------------------------------------------------------------------
   Number of units outstanding (000's)                    46,758
---------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------
   Unit value                                         $    12.71
---------------------------------------------------------------------
   Number of units outstanding (000's)                     3,499
---------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
---------------------------------------------------------------------
   Unit value                                         $    13.22
---------------------------------------------------------------------
   Number of units outstanding (000's)                  1,52,548
---------------------------------------------------------------------
 AXA ULTRA CONSERVATIVE STRATEGY
---------------------------------------------------------------------
   Unit value                                         $    10.17
---------------------------------------------------------------------
   Number of units outstanding (000's)                        12
---------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
---------------------------------------------------------------------
   Unit value                                         $    12.80
---------------------------------------------------------------------
   Number of units outstanding (000's)                     3,186
---------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
---------------------------------------------------------------------
   Unit value                                         $    17.60
---------------------------------------------------------------------
   Number of units outstanding (000's)                       602
---------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
---------------------------------------------------------------------
   Unit value                                         $    11.60
---------------------------------------------------------------------
   Number of units outstanding (000's)                    67,732
---------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
---------------------------------------------------------------------
   Unit value                                         $    21.63
---------------------------------------------------------------------
   Number of units outstanding (000's)                       579
---------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
---------------------------------------------------------------------
   Unit value                                         $    16.83
---------------------------------------------------------------------
   Number of units outstanding (000's)                     2,942
---------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
---------------------------------------------------------------------
   Unit value                                         $    17.30
---------------------------------------------------------------------
   Number of units outstanding (000's)                       676
---------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
---------------------------------------------------------------------
   Unit value                                         $    17.56
---------------------------------------------------------------------
   Number of units outstanding (000's)                       393
---------------------------------------------------------------------

                                      X-2

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

------------------------------------------------------------
                                         FOR THE YEAR ENDING
 PORTFOLIO NAME*                          DECEMBER 31, 2013
------------------------------------------------------------
 EQ/CORE BOND INDEX
------------------------------------------------------------
   Unit value                                  $ 10.59
------------------------------------------------------------
   Number of units outstanding (000's)          14,098
------------------------------------------------------------
 EQ/EMERGING MARKETS EQUITY PLUS
------------------------------------------------------------
   Unit value                                  $  9.34
------------------------------------------------------------
   Number of units outstanding (000's)              50
------------------------------------------------------------
 EQ/EQUITY 500 INDEX
------------------------------------------------------------
   Unit value                                  $ 17.22
------------------------------------------------------------
   Number of units outstanding (000's)           1,611
------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
------------------------------------------------------------
   Unit value                                  $ 12.60
------------------------------------------------------------
   Number of units outstanding (000's)             371
------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
------------------------------------------------------------
   Unit value                                  $ 21.19
------------------------------------------------------------
   Number of units outstanding (000's)           3,765
------------------------------------------------------------
 EQ/HIGH YIELD BOND PORTFOLIO
------------------------------------------------------------
   Unit value                                  $ 10.53
------------------------------------------------------------
   Number of units outstanding (000's)             108
------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND
------------------------------------------------------------
   Unit value                                  $ 10.23
------------------------------------------------------------
   Number of units outstanding (000's)           6,263
------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS/(1)/
------------------------------------------------------------
   Unit value                                  $ 11.91
------------------------------------------------------------
   Number of units outstanding (000's)             165
------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
------------------------------------------------------------
   Unit value                                  $ 12.44
------------------------------------------------------------
   Number of units outstanding (000's)             366
------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
------------------------------------------------------------
   Unit value                                  $ 17.88
------------------------------------------------------------
   Number of units outstanding (000's)             434
------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
------------------------------------------------------------
   Unit value                                  $ 17.12
------------------------------------------------------------
   Number of units outstanding (000's)             268
------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS/(2)/
------------------------------------------------------------
   Unit value                                  $ 16.03
------------------------------------------------------------
   Number of units outstanding (000's)             122
------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
------------------------------------------------------------
   Unit value                                  $ 13.56
------------------------------------------------------------
   Number of units outstanding (000's)             622
------------------------------------------------------------

                                      X-3

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

--------------------------------------------------------------
                                           FOR THE YEAR ENDING
 PORTFOLIO NAME*                            DECEMBER 31, 2013
--------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------
   Unit value                                    $ 19.09
--------------------------------------------------------------
   Number of units outstanding (000's)               560
--------------------------------------------------------------
 EQ/MID CAP VALUE PLUS/(3)/
--------------------------------------------------------------
   Unit value                                    $ 17.53
--------------------------------------------------------------
   Number of units outstanding (000's)                63
--------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------
   Unit value                                    $  9.49
--------------------------------------------------------------
   Number of units outstanding (000's)             1,534
--------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH/(4)/
--------------------------------------------------------------
   Unit value                                    $ 15.63
--------------------------------------------------------------
   Number of units outstanding (000's)               564
--------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------
   Unit value                                    $ 17.92
--------------------------------------------------------------
   Number of units outstanding (000's)             1,106
--------------------------------------------------------------
 EQ/NATURAL RESOURCES PLUS
--------------------------------------------------------------
   Unit value                                    $ 10.33
--------------------------------------------------------------
   Number of units outstanding (000's)                30
--------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------
   Unit value                                    $ 15.55
--------------------------------------------------------------
   Number of units outstanding (000's)               804
--------------------------------------------------------------
 EQ/PIMCO GLOBAL REAL RETURN
--------------------------------------------------------------
   Unit value                                    $  9.35
--------------------------------------------------------------
   Number of units outstanding (000's)               101
--------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------
   Unit value                                    $  9.73
--------------------------------------------------------------
   Number of units outstanding (000's)             1,233
--------------------------------------------------------------
 EQ/REAL ESTATE PLUS
--------------------------------------------------------------
   Unit value                                    $  9.68
--------------------------------------------------------------
   Number of units outstanding (000's)                95
--------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------
   Unit value                                    $ 19.69
--------------------------------------------------------------
   Number of units outstanding (000's)               400
--------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------
   Unit value                                    $ 18.48
--------------------------------------------------------------
   Number of units outstanding (000's)             1,449
--------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------
   Unit value                                    $ 17.02
--------------------------------------------------------------
   Number of units outstanding (000's)             2,490
--------------------------------------------------------------

                                      X-4

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

-----------------------------------------------------------------------------------
                                                                FOR THE YEAR ENDING
 PORTFOLIO NAME*                                                 DECEMBER 31, 2013
-----------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $ 17.23
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,104
-----------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $ 12.07
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,570
-----------------------------------------------------------------------------------
 FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.52
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    202
-----------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND/(5)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.74
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,127
-----------------------------------------------------------------------------------
 FRANKLIN RISING DIVIDENDS SECURITIES FUND/(6)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.96
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    836
-----------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND/(7)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 12.77
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,626
-----------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND/(8)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 14.35
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    452
-----------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 18.14
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    642
-----------------------------------------------------------------------------------
 INVESCO V.I. DIVERSIFIED DIVIDEND FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 15.83
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    378
-----------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.89
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,924
-----------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.79
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    695
-----------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.94
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1,230
-----------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 14.91
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    331
-----------------------------------------------------------------------------------

                                      X-5

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

--------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING
 PORTFOLIO NAME*                                        DECEMBER 31, 2013
--------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
--------------------------------------------------------------------------
   Unit value                                                $ 20.02
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           189
--------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
--------------------------------------------------------------------------
   Unit value                                                $ 13.10
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         1,480
--------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                                                $ 15.68
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           468
--------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
--------------------------------------------------------------------------
   Unit value                                                $ 14.07
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           900
--------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
--------------------------------------------------------------------------
   Unit value                                                $  9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           758
--------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
--------------------------------------------------------------------------
   Unit value                                                $ 15.49
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         2,746
--------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                                                $ 19.10
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         1,060
--------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
--------------------------------------------------------------------------
   Unit value                                                $ 21.41
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         1,040
--------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
--------------------------------------------------------------------------
   Unit value                                                $ 17.42
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           485
--------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 11.75
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         3,294
--------------------------------------------------------------------------
 LORD ABBETT SERIES FUND -- BOND DEBENTURE PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 11.93
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           524
--------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 15.14
--------------------------------------------------------------------------
   Number of units outstanding (000's)                         2,451
--------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
--------------------------------------------------------------------------
   Unit value                                                $ 16.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           239
--------------------------------------------------------------------------

                                      X-6

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

-------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING
 PORTFOLIO NAME*                                       DECEMBER 31, 2013
-------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------
   Unit value                                               $ 16.58
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          224
-------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------
   Unit value                                               $ 16.44
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          783
-------------------------------------------------------------------------
 MULTIMANAGER AGGRESSIVE EQUITY
-------------------------------------------------------------------------
   Unit value                                               $ 16.65
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          248
-------------------------------------------------------------------------
 MULTIMANAGER MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                               $ 20.76
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          266
-------------------------------------------------------------------------
 MULTIMANAGER MID CAP VALUE
-------------------------------------------------------------------------
   Unit value                                               $ 21.34
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          169
-------------------------------------------------------------------------
 MULTIMANAGER SMALL CAP VALUE/(9)/
-------------------------------------------------------------------------
   Unit value                                               $ 18.22
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          215
-------------------------------------------------------------------------
 PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 10.33
-------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,125
-------------------------------------------------------------------------
 PIMCO REAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 11.24
-------------------------------------------------------------------------
   Number of units outstanding (000's)                        3,099
-------------------------------------------------------------------------
 PIMCO TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 11.36
-------------------------------------------------------------------------
   Number of units outstanding (000's)                        5,881
-------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------
   Unit value                                               $ 25.41
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          499
-------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
-------------------------------------------------------------------------
   Unit value                                               $ 25.09
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          905
-------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND/(10)/
-------------------------------------------------------------------------
   Unit value                                               $ 10.84
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          406
-------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND/(11)/
-------------------------------------------------------------------------
   Unit value                                               $ 12.66
-------------------------------------------------------------------------
   Number of units outstanding (000's)                        4,423
-------------------------------------------------------------------------

                                      X-7

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

------------------------------------------------------------
                                         FOR THE YEAR ENDING
 PORTFOLIO NAME*                          DECEMBER 31, 2013
------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
------------------------------------------------------------
   Unit value                                  $11.92
------------------------------------------------------------
   Number of units outstanding (000's)          1,739
------------------------------------------------------------

                                      X-8

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 70 with the same daily asset charges of
1.70%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013.

----------------------------------------------------------------------------------------------
                                                                           FOR THE YEAR ENDING
 PORTFOLIO NAME*                                                            DECEMBER 31, 2013
----------------------------------------------------------------------------------------------
 7TWELVE/TM/ BALANCED PORTFOLIO
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 11.08
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               648
----------------------------------------------------------------------------------------------
 ALL ASSET AGGRESSIVE-ALT 25
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 11.08
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                78
----------------------------------------------------------------------------------------------
 ALL ASSET GROWTH-ALT 20
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 13.54
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                42
----------------------------------------------------------------------------------------------
 ALL ASSET MODERATE GROWTH-ALT 15
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 10.62
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                10
----------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 11.66
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                31
----------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 17.46
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               158
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) BOND FUND/SM/
----------------------------------------------------------------------------------------------
   Unit value                                                                    $  9.67
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                18
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) GLOBAL SMALL CAPITALIZATION FUND/SM/
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 11.64
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                                35
----------------------------------------------------------------------------------------------
 AMERICAN FUNDS INSURANCE SERIES(R) NEW WORLD FUND(R)
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 10.79
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                               185
----------------------------------------------------------------------------------------------
 AXA AGGRESSIVE STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 12.68
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                            10,596
----------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 12.48
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             7,286
----------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 11.97
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             3,570
----------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
----------------------------------------------------------------------------------------------
   Unit value                                                                    $ 10.98
----------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                             2,103
----------------------------------------------------------------------------------------------

                                      X-9

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

---------------------------------------------------------------------
                                                  FOR THE YEAR ENDING
 PORTFOLIO NAME*                                   DECEMBER 31, 2013
---------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------
   Unit value                                          $  13.53
---------------------------------------------------------------------
   Number of units outstanding (000's)                   10,023
---------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------
   Unit value                                          $  12.50
---------------------------------------------------------------------
   Number of units outstanding (000's)                      342
---------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
---------------------------------------------------------------------
   Unit value                                          $  13.00
---------------------------------------------------------------------
   Number of units outstanding (000's)                   12,601
---------------------------------------------------------------------
 AXA ULTRA CONSERVATIVE STRATEGY
---------------------------------------------------------------------
   Unit value                                          $  10.07
---------------------------------------------------------------------
   Number of units outstanding (000's)                       --
---------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
---------------------------------------------------------------------
   Unit value                                          $  12.58
---------------------------------------------------------------------
   Number of units outstanding (000's)                      327
---------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
---------------------------------------------------------------------
   Unit value                                          $  17.31
---------------------------------------------------------------------
   Number of units outstanding (000's)                       42
---------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
---------------------------------------------------------------------
   Unit value                                          $  11.47
---------------------------------------------------------------------
   Number of units outstanding (000's)                   10,356
---------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
---------------------------------------------------------------------
   Unit value                                          $  21.27
---------------------------------------------------------------------
   Number of units outstanding (000's)                      133
---------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
---------------------------------------------------------------------
   Unit value                                          $  16.55
---------------------------------------------------------------------
   Number of units outstanding (000's)                      272
---------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
---------------------------------------------------------------------
   Unit value                                          $  17.02
---------------------------------------------------------------------
   Number of units outstanding (000's)                       88
---------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
---------------------------------------------------------------------
   Unit value                                          $  17.27
---------------------------------------------------------------------
   Number of units outstanding (000's)                       51
---------------------------------------------------------------------
 EQ/CORE BOND INDEX
---------------------------------------------------------------------
   Unit value                                          $  10.41
---------------------------------------------------------------------
   Number of units outstanding (000's)                      413
---------------------------------------------------------------------
 EQ/EMERGING MARKETS EQUITY PLUS
---------------------------------------------------------------------
   Unit value                                          $   9.30
---------------------------------------------------------------------
   Number of units outstanding (000's)                       22
---------------------------------------------------------------------

                                     X-10

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

------------------------------------------------------------
                                         FOR THE YEAR ENDING
 PORTFOLIO NAME*                          DECEMBER 31, 2013
------------------------------------------------------------
 EQ/EQUITY 500 INDEX
------------------------------------------------------------
   Unit value                                  $ 16.94
------------------------------------------------------------
   Number of units outstanding (000's)             424
------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
------------------------------------------------------------
   Unit value                                  $ 12.39
------------------------------------------------------------
   Number of units outstanding (000's)              91
------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
------------------------------------------------------------
   Unit value                                  $ 20.84
------------------------------------------------------------
   Number of units outstanding (000's)             458
------------------------------------------------------------
 EQ/HIGH YIELD BOND PORTFOLIO
------------------------------------------------------------
   Unit value                                  $ 10.49
------------------------------------------------------------
   Number of units outstanding (000's)              30
------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND
------------------------------------------------------------
   Unit value                                  $ 10.06
------------------------------------------------------------
   Number of units outstanding (000's)             152
------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS/(1)/
------------------------------------------------------------
   Unit value                                  $ 11.71
------------------------------------------------------------
   Number of units outstanding (000's)               7
------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
------------------------------------------------------------
   Unit value                                  $ 12.24
------------------------------------------------------------
   Number of units outstanding (000's)              96
------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
------------------------------------------------------------
   Unit value                                  $ 17.58
------------------------------------------------------------
   Number of units outstanding (000's)              78
------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
------------------------------------------------------------
   Unit value                                  $ 16.84
------------------------------------------------------------
   Number of units outstanding (000's)             182
------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS/(2)/
------------------------------------------------------------
   Unit value                                  $ 15.76
------------------------------------------------------------
   Number of units outstanding (000's)              14
------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
------------------------------------------------------------
   Unit value                                  $ 13.33
------------------------------------------------------------
   Number of units outstanding (000's)              87
------------------------------------------------------------
 EQ/MID CAP INDEX
------------------------------------------------------------
   Unit value                                  $ 18.77
------------------------------------------------------------
   Number of units outstanding (000's)              90
------------------------------------------------------------
 EQ/MID CAP VALUE PLUS/(3)/
------------------------------------------------------------
   Unit value                                  $ 17.24
------------------------------------------------------------
   Number of units outstanding (000's)               3
------------------------------------------------------------

                                     X-11

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

-----------------------------------------------------------------
                                              FOR THE YEAR ENDING
 PORTFOLIO NAME*                               DECEMBER 31, 2013
-----------------------------------------------------------------
 EQ/MONEY MARKET
-----------------------------------------------------------------
   Unit value                                       $  9.33
-----------------------------------------------------------------
   Number of units outstanding (000's)                  613
-----------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH/(4)/
-----------------------------------------------------------------
   Unit value                                       $ 15.37
-----------------------------------------------------------------
   Number of units outstanding (000's)                   36
-----------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
-----------------------------------------------------------------
   Unit value                                       $ 17.62
-----------------------------------------------------------------
   Number of units outstanding (000's)                  143
-----------------------------------------------------------------
 EQ/NATURAL RESOURCES PLUS
-----------------------------------------------------------------
   Unit value                                       $ 10.29
-----------------------------------------------------------------
   Number of units outstanding (000's)                    4
-----------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
-----------------------------------------------------------------
   Unit value                                       $ 15.29
-----------------------------------------------------------------
   Number of units outstanding (000's)                  193
-----------------------------------------------------------------
 EQ/PIMCO GLOBAL REAL RETURN
-----------------------------------------------------------------
   Unit value                                       $  9.32
-----------------------------------------------------------------
   Number of units outstanding (000's)                   42
-----------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
-----------------------------------------------------------------
   Unit value                                       $  9.57
-----------------------------------------------------------------
   Number of units outstanding (000's)                  472
-----------------------------------------------------------------
 EQ/REAL ESTATE PLUS
-----------------------------------------------------------------
   Unit value                                       $  9.65
-----------------------------------------------------------------
   Number of units outstanding (000's)                   33
-----------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
-----------------------------------------------------------------
   Unit value                                       $ 19.36
-----------------------------------------------------------------
   Number of units outstanding (000's)                  226
-----------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
-----------------------------------------------------------------
   Unit value                                       $ 18.17
-----------------------------------------------------------------
   Number of units outstanding (000's)                  207
-----------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
-----------------------------------------------------------------
   Unit value                                       $ 16.73
-----------------------------------------------------------------
   Number of units outstanding (000's)                  400
-----------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------
   Unit value                                       $ 16.94
-----------------------------------------------------------------
   Number of units outstanding (000's)                  176
-----------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------
   Unit value                                       $ 11.87
-----------------------------------------------------------------
   Number of units outstanding (000's)                  316
-----------------------------------------------------------------

                                     X-12

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

-----------------------------------------------------------------------------------
                                                                FOR THE YEAR ENDING
 PORTFOLIO NAME*                                                 DECEMBER 31, 2013
-----------------------------------------------------------------------------------
 FIRST TRUST/DOW JONES DIVIDEND & INCOME ALLOCATION PORTFOLIO
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.44
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     41
-----------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND/(5)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.52
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    377
-----------------------------------------------------------------------------------
 FRANKLIN RISING DIVIDENDS SECURITIES FUND/(6)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.92
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    282
-----------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND/(7)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 12.55
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    323
-----------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND/(8)/
-----------------------------------------------------------------------------------
   Unit value                                                         $ 14.12
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     27
-----------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 17.84
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     69
-----------------------------------------------------------------------------------
 INVESCO V.I. DIVERSIFIED DIVIDEND FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.88
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     65
-----------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.66
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    308
-----------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 11.65
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    119
-----------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 13.71
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    141
-----------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 14.66
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     31
-----------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
-----------------------------------------------------------------------------------
   Unit value                                                         $ 19.69
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     17
-----------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
-----------------------------------------------------------------------------------
   Unit value                                                         $ 12.94
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    678
-----------------------------------------------------------------------------------

                                     X-13

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

--------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING
 PORTFOLIO NAME*                                        DECEMBER 31, 2013
--------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                                                $ 15.42
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            40
--------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
--------------------------------------------------------------------------
   Unit value                                                $ 13.83
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            94
--------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
--------------------------------------------------------------------------
   Unit value                                                $  9.75
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            70
--------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
--------------------------------------------------------------------------
   Unit value                                                $ 15.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           648
--------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                                                $ 18.78
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           138
--------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
--------------------------------------------------------------------------
   Unit value                                                $ 21.05
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           187
--------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
--------------------------------------------------------------------------
   Unit value                                                $ 17.13
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            54
--------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 11.55
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           382
--------------------------------------------------------------------------
 LORD ABBETT SERIES FUND-BOND DEBENTURE PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 11.79
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           236
--------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
--------------------------------------------------------------------------
   Unit value                                                $ 14.88
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           477
--------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
--------------------------------------------------------------------------
   Unit value                                                $ 16.64
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            36
--------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
--------------------------------------------------------------------------
   Unit value                                                $ 16.30
--------------------------------------------------------------------------
   Number of units outstanding (000's)                            25
--------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
--------------------------------------------------------------------------
   Unit value                                                $ 16.17
--------------------------------------------------------------------------
   Number of units outstanding (000's)                           125
--------------------------------------------------------------------------

                                     X-14

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE
INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME
AFTER DECEMBER 31, 2013. (CONTINUED)

-------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING
 PORTFOLIO NAME*                                       DECEMBER 31, 2013
-------------------------------------------------------------------------
 MULTIMANAGER AGGRESSIVE EQUITY
-------------------------------------------------------------------------
   Unit value                                               $ 69.12
-------------------------------------------------------------------------
   Number of units outstanding (000's)                            4
-------------------------------------------------------------------------
 MULTIMANAGER MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                               $ 16.12
-------------------------------------------------------------------------
   Number of units outstanding (000's)                           41
-------------------------------------------------------------------------
 MULTIMANAGER MID CAP VALUE
-------------------------------------------------------------------------
   Unit value                                               $ 18.91
-------------------------------------------------------------------------
   Number of units outstanding (000's)                           41
-------------------------------------------------------------------------
 MULTIMANAGER SMALL CAP VALUE/(9)/
-------------------------------------------------------------------------
   Unit value                                               $ 22.59
-------------------------------------------------------------------------
   Number of units outstanding (000's)                           78
-------------------------------------------------------------------------
 PIMCO COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 10.16
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          169
-------------------------------------------------------------------------
 PIMCO REAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 11.06
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          557
-------------------------------------------------------------------------
 PIMCO TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------
   Unit value                                               $ 11.17
-------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,041
-------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------
   Unit value                                               $ 24.99
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          129
-------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO-II
-------------------------------------------------------------------------
   Unit value                                               $ 24.67
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          225
-------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND/(10)/
-------------------------------------------------------------------------
   Unit value                                               $ 10.66
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          127
-------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND/(11)/
-------------------------------------------------------------------------
   Unit value                                               $ 12.45
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          809
-------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
-------------------------------------------------------------------------
   Unit value                                               $ 11.72
-------------------------------------------------------------------------
   Number of units outstanding (000's)                          155
-------------------------------------------------------------------------
(*)The table above reflects the variable investment options' names as of
   December 31, 2014. The table below reflects the variable investment option's name change which went into effect on June 13, 2014, except for the
   AXA/Loomis Sayles Growth name change which occurred on September 1, 2014.
   The number in the ''FN'' column corresponds with the number contained in the table above.

                                     X-15

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

--------------------------------------------
 FN   CURRENT VARIABLE OPTION NAME
--------------------------------------------
(1)   AXA International Core Managed
      Volatility
--------------------------------------------
(2)   AXA Large Cap Value Managed Volatility
--------------------------------------------
(3)   AXA Mid Cap Value Managed Volatility
--------------------------------------------
(4)   AXA/Loomis Sayles Growth
--------------------------------------------
(5)   Franklin Income VIP Fund
--------------------------------------------
(6)   Franklin Rising Dividends VIP Fund
--------------------------------------------
(7)   Franklin Strategic Income VIP Fund
--------------------------------------------
(8)   Franklin Founding Funds Allocation
      VIP Fund
--------------------------------------------
(9)   Charter Small Cap Value
--------------------------------------------
(10)  Templeton Developing Markets
      Securities VIP Fund
--------------------------------------------
(11)  Templeton Global Bond VIP Fund
--------------------------------------------

                                     X-16

                  APPENDIX X: CONDENSED FINANCIAL INFORMATION

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                               PAGE

Who is AXA Equitable?                                                                2

Unit Values                                                                          2

Custodian and Independent Registered Public Accounting Firm                          2

Distribution of the Contracts                                                        2

Financial Statements                                                                 2

Condensed Financial Information                                             Appendix X

HOW TO OBTAIN A RETIREMENT CORNERSTONE(R) SERIES STATEMENT OF ADDITIONAL
INFORMATION FOR SEPARATE ACCOUNT NO. 70

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

------------------------------------------------------------------------------------------------------
Please send me a Retirement Cornerstone(R) Series SAI for SEPARATE ACCOUNT NO. 70 dated
December 31, 2014.
------------------------------------------------------------------------------------------------------
Name
------------------------------------------------------------------------------------------------------
Address
------------------------------------------------------------------------------------------------------
City                                                                                       State  Zip

                                                                        #612085